Exhibit 99.1

NI 43-101 Technical Report Rainy River Mine Ontario, Canada
Qualified Persons: Jason Chiasson, P.Eng. Alexander Alousis, P. Eng. Caroline Daoust, P.Geo. Mohammad Taghimohammadi, P. Eng. Vincent Nadeau-Benoit, P.Geo. Travis Pastachak, P.Geo Emily O’Hara, P.Eng.
Effective Date: December 31, 2024 Signature Date: February 10, 2025
New Gold Inc. Brookfield Place 181 Bay Street, Suite 3320 Toronto, Ontario, Canada M5J 2T3

New Gold Inc. Brookfield Place 181 Bay Street, Suite 3320 Toronto, Ontario, Canada M5J 2T3
NI 43-101 TECHNICAL REPORT RAiny River Mine Ontario, Canada
Effective Date: December 31, 2024
Signature Date: February 10, 2025

Author(s):	“Signed and Sealed”	“Signed and Sealed”
	Jason Chiasson, P.Eng. Chief Open-Pit Engineer Rainy River Mine New Gold Inc.	Alexander Alousis, P.Eng. Underground Mine Manager Rainy River Mine New Gold Inc.

	“Signed and Sealed”	“Signed and Sealed”
	Caroline Daoust, P.Geo. Exploration Manager Rainy River Mine New Gold Inc.	Mohammad Taghimohammadi, P.Eng. Mill Manager Rainy River Mine New Gold Inc.
“Signed and Sealed”	“Signed and Sealed”
Vincent Nadeau-Benoit, P.Geo. Director, Mineral Resources New Gold Inc.	Travis Pastachak, P.Geo. Senior Director, Project Development New Gold Inc.

“Signed and Sealed”
Emily O’Hara, P.Eng. Manager, Water Strategy and Stewardship New Gold Inc.

Technical Report Rainy River Mine

Table of Contents

Signature Page	ii
Table of Contents	iii
List of Figures	ix
List of Tables	x
Cautionary Note Regarding Forward-Looking Statements	xii
List of Abbreviations	xv
1 Summary	17
Introduction	17
1.1 Terms of Reference	17
1.2 Property Description and Location	17
1.3 Mineral Rights, Surface Rights, Royalties and Agreements	18
1.4 Geology and Mineralization	18
1.5 History	20
1.6 Drilling and Sampling	20
1.7 Data Verification	21
1.8 Metallurgical Testing	21
1.9 Mineral Resource Estimates	22
1.10 Mineral Resource Statement	23
1.11 Mineral Reserve Estimates	25
1.12 Mineral Reserve Statement	27
1.13 Mining Methods	28
1.14 Life of Mine Plan	30
1.15 Recovery Methods	31
1.16 Project Infrastructure	31
1.17 Tailings Storage Facilities	32
1.18 Environmental, Permitting and Social Considerations	33
1.19 Markets and Contracts	33
1.20 Capital Cost Estimates	34
1.21 Operating Cost Estimates	35
1.22 Risks and Opportunities	37
1.23 Interpretation and Conclusion	37
1.24 Recommendations	37
2 Introduction	39
2.1 Introduction	39
2.2 Terms of Reference	39
2.3 Qualified Persons	39
2.4 Effective Dates	40
2.5 Information Sources and References	40
3 Reliance on Other Experts	41
4 Property Description and Location	42

Signature Date: February 10, 2025	iii

Technical Report Rainy River Mine

4.1 Property Location	42
4.2 Land Tenure	43
4.3 Royalties and Agreements	49
4.4 Permits and Authorizations	50
4.5 Comments on Property Description and Location	50
5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography	51
5.1 Location and Accessibility	51
5.2 Infrastructure and Local Resources	51
5.3 Climate and Physiography	51
5.4 Surface Rights	53
6 History	54
6.1 Ownership and Development History	54
6.2 Exploration History	54
6.2.1 Nuinsco (1990–2004)	55
6.2.2 Rainy River Resources (2005–2013)	56
6.2.3 Bayfield Ventures	57
6.3 Historical Mineral Resource and Mineral Reserve Estimates	58
6.4 Past Production	58
7 Geological Setting and Mineralization	59
7.1 Regional Geology	59
7.2 Local Geology	60
7.3 Property Geology	62
7.3.1 Lithology	62
7.3.2 Structural Geology	65
7.3.3 Mineralization and Alteration	66
8 Deposit Types	71
9 Exploration	72
9.1 Mobile Metal Ion Sampling Programs	72
9.2 Relogging Programs	73
9.3 Short-Wavelength infrared (SWIR) Alteration Study	73
9.4 Hyperspectral Alteration Study	73
9.5 M.Sc. Research	73
9.6 Unmanned Aerial Vehicle (UAV) Magnetic Survey	74
9.7 Surficial Sampling Programs	74
9.8 Exploration Potential	75
10 Drilling	76
10.1 Collar Surveying	80
10.2 Downhole Surveying	81
10.3 Core Processing and Logging	81
10.4 Sampling	82
10.5 Sample Recovery	83
10.6 Representative Sections	83
10.7 Comments on Drilling	84
11 Sample Preparation, Analyses, and Security	85

Signature Date: February 10, 2025	iv

Technical Report Rainy River Mine

11.1 Introduction	85
11.2 Sampling Methods	85
11.2.1 Nuinsco Resources Ltd. (1994–2004)	86
11.2.2 Rainy River Resources Ltd. (2005–2013)	86
11.2.3 Bayfield Ventures Corp. (2010–2014)	86
11.2.4 New Gold Inc. (2013–2024)	86
11.3 Sample Preparation and Analysis	87
11.3.1 Nuinsco Resources Ltd. (1994–2004)	90
11.3.2 Rainy River Resources Ltd. (2005–2013)	90
11.3.3 Bayfield Venture Corp (2010–2014)	92
11.3.4 New Gold (2013–2024)	93
11.4 Density Measurements	94
11.5 Chain of Custody and Security	94
11.6 QA/QC Overview	95
11.6.1 External Laboratory QA/QC (2005–2017) (AMC, 2020)	96
11.6.2 External Laboratory QA/QC (2024)	106
11.6.3 Internal Laboratory QA/QC (2018-2024)	108
11.7 Comments on Sample Preparation, Analyses, and Security	110
12 Data Verification	112
12.1 New Gold Verification	112
12.1.1 Mineral Resources and Mineral Reserves Checklists	112
12.2 External Verification Programs	113
12.3 Verification Completed by the Qualified Persons	113
13 Mineral Processing and Metallurgical Testing	115
13.1 Previous Metallurgical Testing	115
13.2 Recent Metallurgical Testing	116
13.3 Predictive Gold and Silver Recovery Formulas	117
13.4 Comments on Mineral Processing and Metallurgical Testing	120
14 Mineral Resource Estimates	121
14.1 Introduction	121
14.2 Database	122
14.3 Geological Model and Estimation Domains	122
14.4 Domain Codes	125
14.5 Treatment of Outliers	126
14.6 Compositing	127
14.7 Density	132
14.8 Variography	132
14.9 Block Model Parameters	135
14.10 Interpolation Parameters	135
14.11 Block Model Validation	137
14.11.1 Visual Inspection	137
14.11.2 Statistics and Swath Plots	137
14.11.3 Comparison with Open-pit Grade Control Model	138
14.12 Classification	139
14.13 Reasonable Prospects of Eventual Economic Extraction	140
14.14 Mineral Resource Statement	144
14.15 Factors that may Affect the Mineral Resource Estimates	144

Signature Date: February 10, 2025	v

Technical Report Rainy River Mine

14.16 Comments on Mineral Resource Estimates	145
15 Mineral Reserve Estimates	146
15.1 Introduction	146
15.2 Open-Pit Mineral Reserve Estimates	146
15.2.1 Open-Pit Mineral Reserve Estimation Methodology	146
15.2.2 Open-Pit Dilution and Mining Recovery	147
15.2.3 Open-Pit Cut-Off Grade	148
15.3 Underground Mineral Reserve Estimates	148
15.3.1 Underground Mineral Reserve Estimation Methodology	148
15.3.2 Underground Dilution and Mining Recovery	149
15.3.3 Underground Cut-Off Grade	150
15.4 Reconciliation	150
15.5 Mineral Reserve Statement	151
15.6 Factors that May Affect the Mineral Reserves	151
15.7 Comments On Mineral Reserve Estimates	152
16 Mining Methods	153
16.1 Introduction	153
16.2 Mining Methods	153
16.3 Open-Pit Mining	155
16.3.1 Open-Pit Mine Design and Mining Sequence	155
16.3.2 Open-Pit Geomechanics and Hydrogeology	156
16.3.3 Open-Pit Mining Equipment	158
16.4 Underground Mining	160
16.4.1 Underground Mine Design and Mining Sequence	160
16.4.2 Underground Geomechanics and Hydrogeology	162
16.4.3 Underground Infrastructure and Services	164
16.4.4 Underground Mine Equipment	167
16.5 Life of Mine Plan	168
16.6 Comments on Mining Methods	169
17 Recovery Methods	170
17.1 Process Description	170
17.1.1 Crushing	170
17.1.2 Grinding	170
17.1.3 Gravity Concentration and Intensive Cyanide Leaching	172
17.1.4 Leaching and Carbon in Pulp Circuit	172
17.1.5 Carbon Desorption, Regeneration, and Reactivation	172
17.1.6 Electrowinning	173
17.1.7 Tailings	173
17.2 Processing Requirements	173
17.2.1 Processing Plant Consumables	173
17.2.2 Water Circulation and Consumption	174
17.2.3 Energy Requirements	174
17.3 Comments on Recovery Methods	174
18 Project Infrastructure	175
18.1 Introduction	175
18.2 Surface Buildings and Facilities	176

Signature Date: February 10, 2025	vi

Technical Report Rainy River Mine

18.3 Electrical Power and Communications	177
18.4 Tailings Management Area	177
18.4.1 Water Treatment and Discharge	181
18.5 Comments on Project Infrastructure	182
19 Market Studies and Contracts	183
19.1 Markets	183
19.2 Contracts	183
19.3 Comments on Market Studies and Contracts	183
20 Environmental Studies, Permitting, and Social or Community Impact	184
20.1 Introduction	184
20.2 Site Conditions and Monitoring	184
20.2.1 Meteorology and Air Quality	184
20.2.2 Ambient Noise and Vibration	185
20.2.3 Geochemistry	185
20.2.4 Surface Water Quality	185
20.2.5 Groundwater Quality and Quantity	186
20.2.6 Aquatic Resources	186
20.2.7 Terrestrial Flora and Fauna	187
20.2.8 Species at Risk and Critical Habitat	188
20.2.9 Environmental Compliance	189
20.3 Mine Waste Management	189
20.3.1 Tailings Management	189
20.3.2 Waste Rock Dumps	190
20.3.3 Closure Requirements for Waste Management Facilities	191
20.4 Water Management	191
20.5 Environmental Studies	192
20.6 Project Permitting	192
20.6.1 Required Authorizations for Development	193
20.7 Social or Community Aspects	194
20.7.1 Social and Economic Impacts	194
20.7.2 Indigenous Communities	194
20.7.3 Cultural Heritage	195
20.8 Mine Closure	195
20.9 Comments on Environmental Studies, Permitting, and Social or Community Impacts	196
21 Capital and Operating Costs	197
21.1 Introduction	197
21.2 Capital Costs	197
21.3 Operating Costs	198
22 Economic Analysis	200
23 Adjacent Properties	201
24 Other Relevant Data and Information	202
25 Interpretation and Conclusions	203
25.1 Introduction	203
25.2 Mineral Rights, Surface Rights, Royalties, and Agreements	203
25.3 Geology, Mineralization, and Exploration	203

Signature Date: February 10, 2025	vii

Technical Report Rainy River Mine

25.4 Drilling and Analytical Data Collection in Support of Mineral Resource Estimation	203
25.5 Metallurgical Testwork	204
25.6 Mineral Resource Estimates	204
25.7 Mineral Reserve Estimates	204
25.8 Mine Plan	205
25.9 Recovery Methods	205
25.10 Infrastructure	205
25.11 Environmental, Permitting, and Social Considerations	205
25.12 Markets and Contracts	206
25.13 Capital Cost Estimates	206
25.14 Operating Cost Estimates	206
25.15 Economic Analysis	206
25.16 Risks and Opportunities	207
26 Recommendations	208
26.1 Exploration	208
26.2 Technical Studies	208
27 References	209
28 Certificates of Qualified Persons	216
Appendix A – Unpatented Claims	224

Signature Date: February 10, 2025	viii

Technical Report Rainy River Mine

List of Figures

Figure 4-1: Location map	42
Figure 4-2: New Gold’s Rainy River property map	44
Figure 5-1: Typical landscape and infrastructure	52
Figure 7-1: Geological map of the Superior Province	60
Figure 7-2: Bedrock geology of the Rainy River Mine and surrounding area	62
Figure 7-3: Stratigraphic column for the Rainy River deposit area	64
Figure 7-4: Plan view of geological model	66
Figure 7-5: Representative typical sulphide stringers in mineralized drill core	69
Figure 9-1: Overview of extents of non-drilling exploration activities	74
Figure 10-1: Rainy River deposit exploration drill hole location map	79
Figure 10-2: NE trend drill hole location map	80
Figure 10-3: Vertical section of core of Rainy River deposit (Main Zone)	83
Figure 10-4: Vertical section of Intrepid Zone	84
Figure 11-1: Rainy River field duplicate RPD and scatter plot (2005–2017)	104
Figure 11-2: Rainy River coarse duplicate RPD and scatter plot (2005–2017)	104
Figure 11-3: Rainy River pulp duplicate RPD and scatter plot (2005–2017)	105
Figure 11-4: Rainy River Umpire data RPD and scatter plot – New Gold data (2015-2016)	106
Figure 13-1: Gold grade recovery curves	119
Figure 13-2: Gold grade recovery curves	119
Figure 14-1: Inclined view of Resource domains	124
Figure 14-2: Experimental variograms and fitted models for gold – Domain 112b, Main Zone	133
Figure 14-3: Swath plot (X-axis slices) for gold – ODM/17 (Main)	137
Figure 14-4: Swath plot (Z-axis slices) for gold – ODM/17 (Main)	138
Figure 14-5: Mineral Resource constraining volumes in relation to Mineral Reserves	143
Figure 16-1: Rainy River mining zones	154
Figure 16-2: Open-pit Mineral Reserves pit design	155
Figure 16-3: Open-pit litho-structural design domains	157
Figure 16-4: Typical underground level layout (Intrepid 400 Level)	161
Figure 16-5: Schematic representation of LOM primary ventilation network	165
Figure 17-1: Simplified process flowsheet	171
Figure 18-1: General site plan	175
Figure 18-2: TMA general arrangement	179

Signature Date: February 10, 2025	ix

Technical Report Rainy River Mine

List of Tables

Table 1-1: Rainy River Mineral Resource Estimates as of December 31, 2024	24
Table 1-2: Rainy River Mineral Reserve Estimate as of December 31, 2024	27
Table 1-3: LOM production schedule	30
Table 1-4: Capital cost estimates	34
Table 1-5: Operating cost estimates	36
Table 4-1: Summary of patented lands – Project lands only	45
Table 4-2: Summary of patented lands – Infrastructure lands only*	47
Table 4-3: Summary of patented lands – Regional lands only	47
Table 6-1: Summary of Nuinsco exploration activities (1993–2004)	55
Table 6-2: Summary of Rainy River Resources exploration activities	56
Table 6-3: Summary of Bayfield Ventures exploration activities	58
Table 6-4 Production from Rainy River Mine 2017–2024	58
Table 9-1: Summary of exploration activities by New Gold	72
Table 10-1: Summary of drilling campaigns at Rainy River	77
Table 10-2: Summary of all diamond drilling and 2023-2024 RC drilling at Rainy River	78
Table 11-1: Sample types and length	85
Table 11-2: Preparation facilities and analytical laboratories	88
Table 11-3: Summary of sample preparation methods	88
Table 11-4: Summary of analytical methods for gold	89
Table 11-5: Summary of analytical methods for silver	90
Table 11-6: Rainy River Mine QA/QC 2005–2024	96
Table 11-7: Unique gold CRMs by year	97
Table 11-8: Unique silver CRMs by year	97
Table 11-9: QC results for Rainy River gold CRMs (2005–2017)	98
Table 11-10: QC results for Rainy River silver CRMs (2005-2017)	101
Table 11-11: Summary of Rainy River duplicate analyses (2005–2017)	103
Table 11-12: QC results for Rainy River gold CRMs (2024 – Exploration)	107
Table 11-13: QC results for Rainy River blanks (2024 – Exploration)	107
Table 11-14: QC results for Rainy River duplicates (2024 –Exploration)	108
Table 11-15: QC results for Rainy River gold CRMs (2024–internal laboratory)	109
Table 11-16: QC results for Rainy River duplicates (2024-internal laboratory)	110
Table 11-17: QC results for Rainy River umpire checks (2024-internal laboratory)	110
Table 13-1: Predictive gold and silver recovery formulas	118
Table 14-1: Summary of Mineral Resource database	122
Table 14-2: Zone names and associated domain codes (AUDOM) for Main Zone	125
Table 14-3: Zone names and associated domain codes (AUDOM) for Intrepid	126
Table 14-4: High-grade restricted search parameters for Main Zone	127
Table 14-5: High-grade restricted search parameters for Intrepid	127
Table 14-6: Statistics for raw, capped, and composited assay data from drill holes for Main Zone	128
Table 14-7: Statistics for raw, capped, and composited assay data from drill holes for Intrepid	131
Table 14-8: Statistical summary of density measurement values	132
Table 14-9: Gold variogram models for Main Zone	134
Table 14-10: Gold variogram models for Intrepid	134
Table 14-11: Block model parameters	135

Signature Date: February 10, 2025	x

Technical Report Rainy River Mine

Table 14-12: Main Zone interpolation parameters	136
Table 14-13: Intrepid interpolation parameters	136
Table 14-14: Comparison of the open-pit Mineral Reserve model to the grade control model	139
Table 14-15: Open-pit optimization parameters for Mineral Resources	141
Table 14-16: Underground stope optimization parameters for Mineral Resources	141
Table 14-17: Rainy River Mineral Resource Estimates as of December 31, 2024	144
Table 15-1: Open-pit optimization parameters for Mineral Reserves	147
Table 15-2: Underground stope optimization parameters for Mineral Reserves	149
Table 15-3: Rainy River Mineral Reserve estimates as of December 31, 2024	151
Table 16-1: Open-pit geotechnical design parameters	158
Table 16-2: Primary open-pit mining equipment	159
Table 16-3: Lateral development drift dimensions	162
Table 16-4: Geotechnical properties by mining zone	163
Table 16-5: Geotechnical rock strengths	163
Table 16-6: Underground mobile equipment requirements	168
Table 16-7: LOM production schedule	169
Table 17-1 Consumption of reagents and consumables	173
Table 18-1: TMA dam raise schedule	180
Table 18-2 Permitted discharge locations	181
Table 20-1: Federal and provincial species at risk within the Rainy River mine site footprint	188
Table 20-2: Permit list	193
Table 21-1: Capital cost estimates	197
Table 21-2: Operating cost estimates	199

Signature Date: February 10, 2025	xi

Technical Report Rainy River Mine

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Technical Report, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Technical Report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Technical Report include, but are not limited to statements with respect to: Company’s guidance and expectations regarding production, costs, capital investments and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expected results; anticipated mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities and timing for 2025 and future years at the Rainy River Mine (as defined below), including planned development and exploration activities and related expenses; the Company’s ability to successfully extend Rainy River’s reserves mine life to 2033; expectations that production at the Rainy River Mine will increase significantly over the next three years and the higher mill feed grades anticipated to result therefrom; accomplishing projected processing and throughput rates at Rainy River and anticipated timing associated therewith; successfully extending the open-pit mine life at Rainy River to 2028 and operating the processing plant at full capacity until the end of 2033; successfully completing Phase 4 mining at Rainy River in 2026; the potential for further extension of open-pit mining at Rainy River and successfully expanding existing resource envelopes and testing potential new zones starting in 2025; successfully completing intended development and exploration initiatives in 2025 at Rainy River; and expectations regarding the management and mitigation of risk factors and the possible impacts on the Company.

All forward-looking statements in this Technical Report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Technical Report, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and the Annual Information Form (as defined below) filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). In addition to assumptions discussed in more detail elsewhere, the forward-looking statements in this Technical Report are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company’s supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar and commodity prices being approximately consistent with current levels and expectations for the purposes of 2025 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold’s current expectations; (8) all required permits, licences and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized.

Signature Date: February 10, 2025	xii

Technical Report Rainy River Mine

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licences and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licences, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; management and reporting of ESG matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats.

Signature Date: February 10, 2025	xiii

Technical Report Rainy River Mine

In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Technical Report. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Technical Report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Signature Date: February 10, 2025	xiv

Technical Report Rainy River Mine

List of Abbreviations

UNITS

°C	degree Celsius	m2	square metre
µ	micron	m3	cubic metre
a	annum	m3/h	cubic metres per hour
A	ampere	masl	metres above sea level
BWi	Bond Work Index	mg	milligram
C$	Canadian dollars	mm	millimetre
cfm	cubic feet per minute	Mt	million tonnes
cm	centimetre	MPa	megapascal
cm2	square centimetre	MVA	megavolt-amperes
CWi	crusher work index	MW	megawatt
d	day	MWh	megawatt-hour
F80	80% passing size of the circuit feed, in microns	oz	troy ounce
g	gram	P80	80% passing size of the circuit product, in microns
g/L	gram per litre	PM	particulate matter
g/t	gram per tonne	PM2.5	airborne particulate matter smaller than 2.5 µm
Ga	giga annum (billion years)	ppb	part per billion
ha	hectare	ppm	part per million
hp	horsepower	s	second
k	kilo (thousand)	t	metric tonnes
kg	kilogram	tpa	tonnes per year
kcfm	thousand cubic feet per minute	tpd	tonnes per calendar day
km	kilometre	tpod	tonnes per operating day
km2	square kilometre	tph	tonnes per hour
kW	kilowatt	US$	United States dollar
kWh	kilowatt-hour	W	watt
L	litre	wt%	weight percent
m	metre
M	mega (million)

Signature Date: February 10, 2025	xv

Technical Report Rainy River Mine

TERMS

3D	three-dimensional	MOWL	maximum operating water level
AA	atomic absorption	NaCN	cyanide
AEP	annual exceedance probability	MR	mining rights
Ag	silver	NN	nearest neighbour
ANFO	ammonium nitrate / fuel oil (explosive)	NAG	non-acid generating
ARD	acid rock drainage	NOWL	normal operating water level
As	arsenic	NPAG	non-potentially acid-generating
Au	gold	NSERC	Natural Sciences and Engineering Research Council
AuEq	gold equivalent	OES	optical emission spectroscopy
Azi.	azimuth	OK	ordinary kriging
ca.	circa	OMC	Orway Mineral Consultants
CIP	carbon in pulp	OP	open pit
CMS	cavity-monitoring system	P.Eng.	Professional Engineer
COG	cut-off grade	P.Geo.	Professional Geologist
CoV	coefficient of variation	PAG	potentially acid generating
Cu	copper	PEA	Preliminary Economic Assessment
DH	drill hole	PIN	Property Identification Number
DSO	Deswik Stope Optimizer	PM2.5	fine particulate matter in air that are 2.5 micrometers or less in diameter
ECA	Environmental Compliance Approval	PWQO	provincial water quality objectives
EDF	environmental design flood	QA	quality assurance
EDL	effluent discharge location	QC	quality control
ELOS	equivalent linear overbreak slough	QPO	Qualitative Performance Objective
EMRS	east mine rock stockpile	RC	reverse circulation
EMS	Environmental Management System	ROM	run-of-mine
EOM	end of mine	RSD	relative standard deviation
EOR	engineer of record	RQD	rock quality designation
ESS	electrical cutouts	S	sulphur
FW	footwall	SABC	semi-autogenous ball-milling-crushing
Fe	iron	SAG	semi-autogenous grinding
GRG	gravity-recoverable gold	S-major	semi-major
FS	Feasibility Study	SMC	semi-autogenous mill comminution
FOS	factor of safety	SMU	selective mining unit
G&A	general and administrative	SPDC	stockpile pond diversion channel
HGO	high-grade ore	SPI	SAG Power Index
HHERA	Human Health and Ecological Risk Assessment	SR	surface rights
HSRC	Health, Safety and Reclamation Code	Struct.	structure
HW	hanging wall	SWIR	short-wavelength infrared
ID2	inverse distance squared	TARP	Trigger Action Response Plan
IDF	inflow design flood	TMA	tailings management area
InSAR	interferometric synthetic aperture radar	TSM	Towards Sustainable Mining, a standard of the MAC
ITRB	Independent Tailings Review Board	TSS	total suspended solids
LGO	low-grade ore	UAV	unmanned aerial vehicle
LHD	load-haul-dump	UG	underground
LOM	life of mine	VFD	variable frequency drive
LTE	long-term evolution	VMS	volcanogenic massive sulphide
MAC	Mining Association of Canada	VO	variable orientation
MAG	magnetic	WMP	water management pond
Mg	magnesium	WMRS	west mine rock stockpile
max	maximum	WST	Whiteshell till
MGO	medium-grade ore
min	minimum
MMI	mobile metal ion

Signature Date: February 10, 2025	xvi

Technical Report Rainy River Mine

1	Summary
Introduction

The Rainy River Mine (Rainy River) is an open-pit and underground gold-silver mine located in northwestern Ontario (ON), Canada. New Gold Inc. (New Gold, or the Company) holds a 100% interest in the property. The Rainy River Mine consists of the currently operating open-pit mine, underground mine, processing facility and associated infrastructure.

This technical report was prepared by the following Qualified Persons, all full-time employees of New Gold:

•	Mr. Jason Chiasson, P.Eng., Chief Open-pit Engineer at Rainy River.
•	Mr. Alexander Alousis, P.Eng., Underground Mine Manager at Rainy River.
•	Ms. Caroline Daoust, P.Geo., Exploration Manager at Rainy River.
•	Mr. Mohammad Taghimohammadi, P.Eng., Mill Manager at Rainy River.
•	Mr. Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources at New Gold.
•	Mr. Travis Pastachak, P.Geo., Senior Director, Project Development at New Gold.
•	Ms. Emily O’Hara, P.Eng., Manager, Water Strategy and Stewardship at New Gold.
1.1	Terms of Reference

The Mineral Resource and Mineral Reserve estimates reported herein were prepared in conformity with generally accepted standards set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2019) (CIM (2019) Guidelines) and were classified according to CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014)
(CIM (2014) Standards).

All units of measurement in this report are metric. All currencies are expressed in United States dollars (USD, US$) unless otherwise stated. Contained gold and silver metal is expressed as troy ounces (oz). All material tonnes are expressed as dry tonnes (t) unless stated otherwise. A list of abbreviations is provided at the beginning of this report, with abbreviations for symbols and units listed first and abbreviations of other words listed next (List of Abbreviations)

1.2	Property Description and Location

The Rainy River Mine is in northwestern Ontario, Canada, approximately 50 km northwest of Fort Frances. The approximate centre of the property is located at 48° 50' latitude north and 94° 01' longitude west, or 5409500N and 425500E using NAD83, Zone 15 North Universal Transverse Mercator (UTM) coordinates. The elevation of the property is approximately 360 metres above mean sea level (masl).

The area is accessed by a network of paved provincial roads and highways, as well as by commercial airlines flying into International Falls, Minnesota. Access from Thunder Bay to the property is approximately 415 km and access from Winnipeg is approximately 369 km through Kenora. Sealed roads provide year-round access. The Canadian National Railway is situated 21 km south of the property, running east-west just north of the Minnesota border. The nearby towns and villages of Fort Frances, Emo, and Rainy River are located along this railway line.

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Technical Report Rainy River Mine

Hydroelectricity is generated north of Kenora at several locations, as well as to the west and east of Thunder Bay. The major drainage system includes Rainy Lake to the southeast, which is drained by the Rainy River flowing west along the Minnesota border into Lake of the Woods, eventually feeding into the Lake Winnipeg watershed.

The region has a continental climate, with extreme temperatures ranging from +35°C in summer to -40°C in winter. The area receives an average annual precipitation of 710 mm, with about 670 mm of rainfall and 142 cm of snowfall. The heaviest monthly precipitation occurs in June and July. The mine operates year-round.

1.3	Mineral Rights, Surface Rights, Royalties and Agreements

New Gold property comprises a portfolio of 217 patented mining rights (MR), surface rights (SR), and Crown Lease properties. This includes 122 individual properties within the mine area, where New Gold holds both surface and mineral rights, covering approximately 6,141 hectares (ha). The Infrastructure Lands account for 2,800 ha, with six hectares overlapping the Project Lands. Additionally, the Regional Lands cover an area of 3,698 ha. New Gold also maintains 1,157 unpatented mining claims, all of which are currently in good standing. In total, New Gold land holdings span approximately 34,886 ha.

The Rainy River Mine operates in compliance with applicable Canadian permitting requirements at both federal and provincial levels. Approved permits address regulatory requirements for the operation of surface and underground mining activities, tailings management areas (TMA), waste rock dumps, the process plant, water usage, habitat destruction and compensation, and effluent discharge. The mine has obtained all necessary permits and authorizations for the construction of major infrastructure and ongoing operations. However, annual permitting is required for periodic dam raises.

New Gold holds all the surface rights required for its mining leases and concessions, including those covering the Mineral Resource and Mineral Reserve areas of the Rainy River deposit. Additional exploration claims within the property are situated on either Crown land or private land. For these claims, New Gold retains the first right to acquire surface rights by advancing the claims to mining lease status.

A portion of the Rainy River mineral lands are covered by either a 1%-2% Net Smelter Return (NSR) royalty or a 10% Net Profits Interest (NPI) royalty. New Gold has agreed to financial participation in the mine in the form of royalties to certain First Nations with Impact Benefit Agreements.

In 2015, New Gold entered into a streaming agreement with Royal Gold A.G., a subsidiary of Royal Gold Inc., to assist with the development of the Rainy River Mine. Through this arrangement, Royal Gold provided funding in exchange for a share of the mine’s future gold and silver production, with the percentages adjusted based on production levels. Additionally, Royal Gold committed to paying a portion of the current spot price for gold or silver at the time of delivery for each ounce supplied under the agreement.

1.4	Geology and Mineralization

The Rainy River Mine is located within the 2.7 billion years (Ga) old Neoarchean Rainy River Greenstone Belt, which forms part of the Wabigoon Subprovince of the Superior Province. The Wabigoon Subprovince is a 900 km long, east-west trending lenticular volcano-plutonic terrane located in the west part of the Superior Province and subdivided into two domains, the Eastern Wabigoon and the Western Wabigoon domains (Percival et al., 2006). The Rainy River Mine is located in the Western Wabigoon Domain.

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Technical Report Rainy River Mine

The Western Wabigoon Domain consists mainly of mafic volcanic rocks emplaced between ca. 2.74 and 2.72 Ga. They are tholeiitic and calc-alkalic in composition and are interpreted to represent oceanic crust and volcanic arc sequences, respectively. These rocks were intruded by 2.74 to 2.66 Ga plutonic rocks (Percival et al., 2006). Regional metamorphic grade of Archean rocks is typically greenschist to lower-middle amphibolite facies, although upper amphibolite facies mineral assemblages locally occur adjacent to batholiths.

The Rainy River property covers a 50 km long segment of the 70 km long Rainy River Greenstone Belt. The geology of the property is dominated by tholeiitic mafic volcanic rocks cored by a younger sequence of calc-alkaline felsic volcaniclastic rocks (which hosts the Rainy River deposits) and their intrusive equivalents. Later post-mineral granitic intrusions also occur and intrude both the mafic and felsic rocks. A sequence of metasedimentary rocks bounds the volcanic rocks to the south of the property.

Rainy River is interpreted to be a gold-silver rich volcanogenic massive sulphide (VMS) deposit with a primary synvolcanic source and a secondary syn-tectonic mineralization event that deformed and enriched primary mineralization. The initial stage of mineralization at Rainy River has been interpreted as coeval deposition of base metal and gold mineralization. Subsequently, the deposit experienced protracted deformation associated with northeast-southwest D1 compression, later transitioning to northwest-southeast D2 transpression, resulting in the deformation and transposition of mineralization along steep southeast plunges. These mineralizing and deformation events account for most of the current geometry and distribution of mineralization at the Rainy River deposit.

The Rainy River deposit comprises multiple distinct zones of mineralization and alteration that are grouped into Main Zone, Intrepid Zone and Other Zones:

Main Zone: The Main Zone comprises the ODM, 17 Zone, 433 Zone, HS, Cap, and NW Trend, and constitutes the bulk of the deposit. The styles of mineralization style vary between the different zones and can include the following features:

•	Tightly folded pyrite stringers.
•	Deformed quartz-pyrite-gold or quartz-ankerite-pyrite-gold veinlets, transposed or not into the main foliation.
•	Stockworks of discrete centimetre-scale anastomosing and folded quartz and quartz-carbonate veinlets.
•	Disseminated sulphides.

Alteration style varies from sericite-dominant (ODM, 17, NW Trend) to chlorite-dominant (433, HS, Cap). The main sulphides associated with gold and silver mineralization include pyrite and sphalerite with local occurrences of chalcopyrite and galena.

Intrepid Zone: The Intrepid Zone is located approximately 800 m east of the eastern extension of the Main Zone. Typical Intrepid gold mineralization occurs as sulphide bands, stockwork, and disseminations, with high-grade gold and silver mineralization associated with deformed quartz-pyrite veinlets that overprint other mineralization styles. Iron-poor sphalerite stringers are commonly associated with the high-grade gold mineralization.

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Technical Report Rainy River Mine

Other Zones: Those zones encompass minor mineralized domains located outside the Main and Intrepid zones which may or may not be related to VMS-style mineralization. Within the mine footprint, these include the 34 Zone - described as magmatic nickel-copper sulphide mineralization associated with precious metals (gold and platinum-group metals) within a tubular late-stage pyroxenite gabbro intrusion which crosscuts the ODM and 17 zones - and the 280 Zone, a VMS-style satellite zone located 700 m east of the 433 Zone. The Other Zones also include VMS-style mineralization occurring to the northeast of the mine and an orogenic-style vein and shear-hosted gold mineralization observed in the north and northeast portion of the property.

1.5	History

Exploration in the Rainy River region began in 1967, with various companies and government organizations conducting geological and geophysical activities. In 1990, Nuinsco Resources Limited (Nuinsco) acquired the property and launched extensive exploration efforts that included geological mapping, geochemical grid sampling, and geophysical surveys and that continued through 2004. In June 2005, Rainy River Resources Ltd. (Rainy River Resources) acquired a 100% interest in the Rainy River Mine. The company advanced exploration by relogging historical drill core, establishing a GIS database, and conducting additional geophysical surveys to refine the mineralization model.

In 2013, New Gold acquired the Rainy River Mine through the purchase of Rainy River Resources. New Gold released an updated Feasibility Study, integrating previous exploration results. In 2015, New Gold expanded its land position through the acquisition of Bayfield Ventures Ltd., which owned several adjacent mining claims.

The Rainy River Mine commenced open-pit stripping activities in 2016. Ore processing commenced in September 2017 and commercial production in mid-October 2017. Underground development started in June 2021, with processing of the first underground ore in September 2022. From 2017 to 2024, Rainy River has produced 1,682,214 oz of gold and 2,940,178 oz of silver.

1.6	Drilling and Sampling

Drilling activities on the Rainy River property have evolved significantly over the past three decades, reflecting advancements in exploration techniques and Resource definition strategies. A total of 2,706 diamond drill holes, totalling 1,027,246 m of combined surface and underground drilling, have been completed on the Rainy River property between 1994 and 2024. Since 2023, reverse circulation (RC) drilling was introduced as part of the exploration and Resource definition programs. From 2005 to 2024, diamond drill core was conducted using NQ diamond drill core (97%), with HQ (2.75%) and PQ (0.25%). Since New Gold ownership in 2013, a total of 186,324 m has been drilled in 779 exploration drill holes, inclusive of the 9,234 m of surface RC drilling and 37,628 m of underground delineation drilling.

From December 2020 to February 2022, New Gold completed a reconnaissance drilling program on the northern portion of the Company’s holdings in an area defined as the NE Trend, a 15 km long north-northeast-trending sector interpreted as structural corridor with potential for shear-hosted gold mineralization. Drilling of 7,907 m in 26 diamond drill holes identified encouraging geological features and local anomalous gold; evaluation is ongoing and follow-up may be warranted. These results are regional in scope and not included in the Resource database.

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Technical Report Rainy River Mine

1.7	Data Verification

Data verification programs have historically been carried out by independent consultants and New Gold operations personnel. New Gold implements a series of routine verification procedures to ensure the reliable collection of exploration data. All work is conducted by appropriately qualified personnel under the supervision of qualified geologists.

Internal validations of the block model were conducted using several methods, including a thorough visual review of the model grades in relation to the underlying drill hole assays and composite grades, comparisons with previous Resource estimates and the grade control model, and analyses using other estimation methods through statistics and swath plots.

The grade control model used for the Rainy River is an ordinary kriging estimation using the blasthole data and RC drilling grade control data using a 15 × 15 × 15m search ellipse. Surface mining operations were used for validation and comparison purposes against the latest version of the Main Zone deposit block model. The difference between the Mineral Reserve model and the grade control model is +4% tonnes, -3% gold grade and +1% contained gold. The grade control model was used to calibrate the Mineral Reserve model.

Site geologists are appropriately trained and ensure that data collection and storage procedures are well established and consistently followed. QA/QC protocols are adequately implemented and provide confidence in the accuracy of assay results.

The Qualified Persons individually reviewed the information in their areas of expertise. There were no limitations in the ability of the Qualified Persons to verify the data. The Qualified Persons concluded that the information supported Mineral Resource and Mineral Reserve estimation and could be used in mine planning and in the economic analysis that supports the Mineral Reserve estimates.

1.8	Metallurgical Testing

Initial metallurgical testwork programs were carried out from 2008 to 2011 to support the 2012 Preliminary Economic Assessment (PEA). The testwork was conducted by SGS Canada Inc. (SGS) from Lakefield, Ontario. Tests included mineralogy, comminution, gravity separation, flotation, cyanide leaching of flotation concentrates, and whole-ore cyanide leaching.

Further metallurgical testing was performed by SGS from 2011 to 2012 on composites taken from zones within the open pit, and from 2012 to 2013 on composites from the Intrepid underground zone. The results supported the 2014 Feasibility Study (BBA, 2014).

In April 2019, Orway Mineral Consultants (OMC) audited the Rainy River process plant, using comminution data to develop a JKSimMet model for forecasting throughput and simulating circuit configurations. OMC also created regression formulas to predict gold recovery based on actual plant data.

A 2019 test assessed the Rainy River acid wash circuit’s effectiveness in removing calcium from fouled carbon. Carbon activity tests showed no significant difference between pre-acid washed and post-acid samples, leading Rainy River to discontinue acid washing, eliminating acid costs and reducing carbon attrition.

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Technical Report Rainy River Mine

In 2021, SGS conducted a carbon in pulp modelling study to optimize the Rainy River circuit. Results showed low losses of barren solution and suggested that increasing the carbon concentration or the advance rate could further reduce soluble gold losses.

OMC conducted a second audit of the Rainy River grinding circuit in 2023, assessing the semi-autogenous ball-milling-crushing (SABC) circuit and identifying performance improvements. To enhance grinding efficiency, it was recommended to decrease the ball mill media size and to increase the steel charge; this improved performance. Adjustments to SAG mill control, such as increasing the rock load and optimizing mill speed, further boosted throughput. Finally, minimizing water at the ball mill feed to maintain optimal discharge density helped maximize grinding efficiency.

Based on the success of testwork results, grade-recovery-grind size predictive formulas were developed to forecast silver and gold recoveries.

1.9	Mineral Resource Estimates

The 2024 Rainy River Mineral Resource estimate is based on two block models, one block model for the Main zones (ODM, 17, 433, HS, NW Trend, and Cap) and one block model for the Intrepid Zone. Intrepid is modelled separately because of its distance from the other zones. Both the Main and Intrepid block models are estimated at a parent block size of 5 × 5 × 5 m and sub-blocked to 0.625 m at the domain boundaries. The Main block model is used for reporting both open-pit and underground Mineral Resources. The Intrepid model is used for reporting underground Mineral Resources.

The database close-out date for the Mineral Resource estimate was August 29, 2024. The Mineral Resource estimate has an effective date of December 31, 2024, the date used for mining depletion.

Mineral Resource evaluation followed a structured process, beginning with database review, validation, and compilation. This was followed by the validation of topographic surfaces and the creation of three-dimensional (3D) solids to represent faults and stratigraphic units, forming the litho-structural model. Subsequently, 3D Resource domains were developed, and data conditioning procedures, such as compositing and capping, were conducted alongside statistical analysis and variography. Based on these analyses, an estimation strategy and parameters were selected, leading to block modelling, grade interpolation, and validation of the estimation results. Mineral Resource classification was then performed, followed by an assessment of the reasonable prospect for eventual economic extraction (RPEEE), which included determining appropriate cut-off grades and constraining volume optimization parameters for both underground and open-pit mining scenarios. The Mineral Resource Statement was then prepared.

A variogram model was completed on gold and silver capped composites from a representative domain for each zone. The variogram model was then applied to the other domains of the same zone. These variograms were calculated along the mean dip and dip directions of each selected domain.

Capping was applied to statistical outliers with extreme high-grade values. This was done by applying capping criteria to the “raw assays” prior to compositing. The “raw assays” were treated for the presence of grade outliers on a domain-per-domain basis for both gold and silver; geostatistical tools included a combination of probability plots, histogram analysis, and a review of the effect of capping on the coefficient of variation. A capping value was established for each domain (AUDOM). To limit the influence of the identified outliers, all assays above the defined capping value were limited to this defined value.

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Technical Report Rainy River Mine

Composites were applied to capped assays. A composite length of 3.0 m, cut at domain boundaries, was used for the Main deposit. For the Intrepid deposit, a variable composite length was used for discrete domains, each corresponding to full interval lengths across a given domain. For the low-grade domains, a composite length of 2.5 m, cut at domain boundaries, was used. The different composite lengths were chosen based on the analysis of the predominant sampling length, and also on the thickness of the Resource domains, the continuity of gold and silver grades, the block size, and the estimation parameters (mainly the number of composites used per drill hole).

Gold and silver grade interpolations were carried out using ordinary kriging (OK) on capped composite data. Grade interpolation was completed in four successive passes. For the Main Zone deposit, the first search pass used composites from both grade-control RC holes and exploration drill holes. The second, third, and fourth passes only used composites from the exploration drill holes. The first search ellipsoid used a 12.5 × 12.5 × 5 m range. The three subsequent search ellipsoids (second, third, and fourth search pass) used a multiple of the ranges obtained from the variogram fitted models, corresponding to 0.5 ×, 1.0 ×, and 2.5 × the ranges, respectively. For the Intrepid deposit, three sets of search ellipsoids (first, second, and third search pass) were built from the variogram fitted models, with ranges corresponding to 0.5 ×, 1.0 × and 2.5 × those obtained from the variography study. The first pass used the composites from the chip lines and drill holes, and the second and third pass only used composites from the drill holes. For both deposits, the search ellipsoids (anisotropic search) and variograms were guided by the mid-planes of each domain. In addition, blocks were estimated using hard boundaries between the different mineralized zones. Where discrete domains shared a boundary with its own subdomain, semi-soft boundaries of 15 m for the Main Zone deposit and 10 m for the Intrepid deposit were applied between discrete domains and their respective subdomain.

Domains were used to classify the Mineral Resource. Various grade thresholds were used to generate the domains and capture the different styles of gold mineralization of low-grade domains:

•	> 0.1 g/t Au for Main or > 0.3 g/t Au for Intrepid to capture the larger-scale alteration and mineralization footprint.
•	Discrete domains of > 0.3 g/t Au or > 0.5 g/t Au for Main Zone and >1.0 g/t Au for Intrepid to capture the geometry of individual gold-bearing sulphide zones.

Subdomains were added locally to capture higher-grade mineralization within discrete domains, to capture higher-grade mineralization within discrete domains; this improved constraints on high-grade gold values and allowed adjustments of estimation parameters. A grade threshold of 1.5 g/t Au was used at Main Zone and 4.0 g/t Au at Intrepid. These subdomains were used only for the estimation of gold.

The 2024 Mineral Resource estimate is based on a database that includes 2,815 diamond drill holes, 5,241 RC drill holes, and 556 underground chip lines, for a total of 655,178 samples. Samples included in the database were collected between 1994 and 2024, inclusively.

Open-pit Mineral Resources are reported at a cut-off grade of 0.30 g/t AuEq, based on total ore-related costs of US$15.09/t processed. Underground Mineral Resources for stopes are reported at a cut-off grade of 1.40 g/t AuEq, based on total ore-related costs of US$71.00/t ore mined.

1.10	Mineral Resource Statement

The Mineral Resources at Rainy River are presented in Table 1-1. The Mineral Resources reported herein supersede the Mineral Resources reported previously in New Gold’s 2023 year-end published Mineral Resource and Mineral Reserve (MRMR) statement. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

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Technical Report Rainy River Mine

Table 1-1: Rainy River Mineral Resource Estimates as of December 31, 2024

Mining Method	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Open-pit	Measured	-	-	-	-	-
	Indicated	25,216	0.90	3.28	734	2,659
	Measured & Indicated	25,216	0.90	3.28	734	2,659
	Inferred	2,198	0.59	1.52	42	107
Underground	Measured	310	2.74	26.38	27	263
	Indicated	9,556	1.74	5.37	533	1,651
	Measured & Indicated	9,866	1.77	6.03	560	1,914
	Inferred	5,465	2.03	4.56	356	800
Total	Measured	310	2.74	26.38	27	263
	Indicated	34,772	1.13	3.86	1,267	4,310
	Measured & Indicated	35,083	1.15	4.05	1,294	4,573
	Inferred	7,663	1.62	3.68	398	908

Notes:

1.	The Qualified Persons for the Mineral Resource Estimate, as defined by National Instrument 43-101, are Vincent Nadeau-Benoit, P.Geo. Jason Chiasson, P.Eng., and Alexander Alousis, P.Eng. The effective date of the 2024 Mineral Resource Estimate is December 31, 2024.
2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resource Estimate follows CIM 2014 Definition Standards for Mineral Resources and Mineral Reserves.
3.	Mineral Resources are reported exclusive of Mineral Reserves.
4.	Open-pit Mineral Resources are reported within a conceptual pit shell at a cut-off grade of 0.30 g/t AuEq, based on total ore-related costs of US$15.09/t processed. Underground Mineral Resources are reported within mineable shapes created using a cut-off grade of 1.40 g/t AuEq, based on total ore-related costs of US$71.00/t ore mined.
5.	Numbers may not add up due to rounding.

Several factors may influence the Mineral Resource estimates, including changes in metal price and exchange rate assumptions, as well as the parameters used to define estimation domains. The interpretation of mineralization geometry and continuity, along with the treatment of high-grade gold values and density assignments, can also impact the estimates. Geotechnical considerations, the identification of mined-out voids, and mining and metallurgical recovery assumptions, play a crucial role. Additionally, underground mining constraints, including input and design parameters, affect the Resource evaluation. External factors, such as the continued ability to access the site, retain mineral and surface rights, uphold environmental and regulatory permits, and maintain the social licence to operate, are also critical to the reliability of these estimates.

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Technical Report Rainy River Mine

1.11	Mineral Reserve Estimates

Mineral Reserves are reported for the open-pit and underground mines, both currently in operation, and the surface stockpiles. Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves, respectively.

Mineral Reserves tonnes and grades are stated at a mill feed reference point, allowing for dilution and mining recovery, and are reported accounting for depletion as of December 31, 2024 for both open pit and underground. Cut-off grades of 0.30 g/t AuEq and 1.68 g/t AuEq are applied to open-pit and underground Mineral Reserves, respectively. Mineral Reserves are supported by mine designs, development and production schedules, and cost estimates completed as part of Rainy River’s 2025 life of mine (LOM) planning process.

Open Pit

Open-pit Mineral Reserves are estimated using the 2024 Main Zone Resource model, regularized to a block size of 10 × 10 × 10 m. Additional mining recovery and dilution parameters are applied to create a diluted open-pit Reserve block model.

Pit optimization was conducted in Deswik Pseudoflow software (Pseudoflow), using the open-pit Reserve block model, to determine the optimal economic shape of the open pit. Pseudoflow is a network flow algorithm that determines pit shells at varying revenue factors for a deposit, using specific input parameters including slope dependencies, costs, and revenues.

Cost parameters are aligned with LOM average estimates. Metallurgical recoveries used in the pit optimization are based on predictive gold and silver recovery formulas and geotechnical parameters respect the recommended inter-ramp angles. The overall slope angles used in the optimization process account for final ramps and geotechnical catch berms requirements. Only Measured and Indicated Mineral Resources were considered in the pit optimization. Pit optimizations were run with and without surface constraints including the Pinewood Creek and mine rock stockpiles.

The results of the Pseudoflow pit optimization served as the basis for engineered final pit and phase pit designs, including detailed bench and berm designs, operational and geotechnical considerations, and haulage ramps. Pit shell selection for guiding the design of the final Mineral Reserves pit is based on cash flow analysis at a range of revenue factors, waste and overburden stripping requirements, minimum pushback width, permitting requirements, and the opportunity for in-pit waste storage.

The final pit was interrogated against the open-pit Mineral Reserves block model to estimate Mineral Reserves. In-pit inferred and unclassified blocks are considered as waste in the Mineral Reserves estimate and LOM plan. An economic analysis of the open-pit LOM plan was then conducted to confirm that each open-pit phase generates a positive cash flow using the Mineral Reserves parameters.

Pit optimization results identified opportunities for potential open-pit pushbacks to the west and south of the main pit and for the establishment of satellite pits at the NW Trend. The pit shell forming the basis for 2024 open-pit Mineral Reserves is smaller than the optimal pit shell, as it includes only the currently operating Phase 4 and the Phase 5 pushback to the west of the main pit. Technical and economic analysis is ongoing to evaluate a potential Phase 6 pushback to the south of the main pit and Phase 5 pit, and a new satellite pit within the Northwest Trend zone.

Dilution and mining recovery is considered in the open-pit Mineral Reserves estimate through regularization of the block model, application of a dilution and ore loss “skin”, and grade capping on a block basis.

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The regularized open-pit Mineral Reserves model has block dimensions of 10 × 10 × 10 m, representing the dimensions of a selective mining unit (SMU), the smallest volume of material that can be used to determine whether it contains ore or waste. The SMU dimensions are based on the bench height and size of the loading equipment in operation at Rainy River.

Dilution and ore loss skins are then applied to each regularized block using a script in Hexagon’s HxGN MinePlan software. The parameters used in the dilution and ore loss calculations are based on a study undertaken in 2021. In summary, a 3.3 m dilution skin is applied to each block, on the sides of the block that are bordered by lower-grade blocks. Dilution is applied at the grades of the adjacent block. On the sides where a block is bordered by a higher-grade block, a 0.2 m ore loss skin is applied. Regularized and diluted blocks are capped to a maximum gold grade of 3 g/t.

The overall impact of the dilution and mining recovery factors within the Mineral Reserve pit design, at a COG of 0.3 g/t AuEq, is a 19% increase in ore tonnes and a 19% decrease in gold grade.

The Rainy River open-pit mine plan and operation differentiate three main ore types. High-grade ore (HGO) - Greater than 0.50 g/t AuEq, medium-grade ore (MGO) - 0.40 to 0.50 g/t AuEq, and low-grade ore (LGO) - 0.30 to 0.40 g/t AuEq.

In periods where the ore mining rate exceeds the processing capacity, the highest-grade available ore is processed and the lower-grade ore is stockpiled for processing at a later date. Low-grade ore makes up approximately 16% of open-pit Mineral Reserves tonnes.

Underground

Underground Mineral Reserve estimates are reported from stope shapes generated using Deswik Stope Optimizer (DSO) 2024.1 and development shapes used to access the stoping horizons. Main and Intrepid year-end 2024 Resource models were used for Reserve estimations.

A development mine design was created for the underground mine and stope shapes were analyzed to validate the economic viability of each zone for inclusion into the Mineral Reserve inventory. This was done by analyzing development costs, considering the capital and auxiliary development required to enable mining of the stopes, such as the cost of ramps, ventilation, materials handling, and development of access and infrastructure. Isolated, marginal, and discontinuous stope panels were excluded from the Mineral Reserve estimate.

Underground stoping Mineral Reserves include internal and external dilution. Internal dilution is from blocks below cut-off grade that are included in the DSO stope shapes that must be mined due to the stope geometry. External dilution is applied to the production stopes using a dilution factor of 14% based on average equivalent linear overbreak slough (ELOS) values of 1.0 m on the hanging wall and 0.5 m on the footwall and an average stope width of 9.6 m. Dilution is applied at the average grades estimated from analyzing the dilution skins against the block model. These parameters are based on geotechnical analysis and experience from underground mining at Intrepid since 2022, with an allowance for backfill dilution expected as part of the modified Avoca mining method. Parallel stope shapes are constrained by a 7.5 m wide boundary pillar required for geotechnical stability between stopes. A mining recovery of 92% is applied to stope ore tonnes to account for unblasted ore, unmucked ore remaining on the floor, rock mechanics constraints, and sill pillar recoveries. Stope shapes are ‘cut’ by development shapes using Deswik Interactive Scheduler to remove overlapping volumes, and the resulting shapes are interrogated against the Resource models.

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Technical Report Rainy River Mine

Development ore assumes 15% overbreak at zero diluting grade and a mining recovery of 100%. Development shapes are ‘cut’ by adjacent development using Deswik Interactive Scheduler to remove overlapping volumes and the resulting shapes interrogated against the Resource models.

A cut-off grade of 1.68 g/t AuEq was used for reporting stoping Mineral Reserves. Incremental ore from development shapes are included in Mineral Reserves with an estimated cut-off grade of 0.90 g/t. Development material above 0.90 g/t AuEq is hauled to the surface run-of-mine (ROM) as ore, and mineralized material below cut-off grade is used as backfill material when backfill sites are available or delivered to surface as waste.

1.12	Mineral Reserve Statement

The Mineral Reserve estimate for Rainy River Mine as of December 31, 2024, is presented in Table 1-2.

Table 1-2: Rainy River Mineral Reserve Estimate as of December 31, 2024

Zone	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Open Pit	Proven	-	-	-	-	-
	Probable	20,816	0.88	2.35	589	1,573
	Proven & Probable	20,816	0.88	2.35	589	1,573
Underground	Proven	250	3.69	29.67	30	238
	Probable	16,175	2.53	4.98	1,314	2,591
	Proven & Probable	16,424	2.54	5.36	1,344	2,829
Stockpile	Proven	15,685	0.38	2.25	194	1,133
	Probable	-	-	-	-	-
	Proven & Probable	15,685	0.38	2.25	194	1,133
Total	Proven	15,935	0.44	2.68	223	1,371
	Probable	36,991	1.60	3.50	1,903	4,164
	Proven & Probable	52,926	1.25	3.25	2,126	5,535

Notes:

1.	Mineral Reserves have been estimated by the Rainy River mine planning team under the supervision of Jason Chiasson, P.Eng. and Alexander Alousis, P.Eng., both full-time employees of New Gold, and Qualified Persons as defined by National Instrument 43-101. The estimate conforms to the CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Reserves are estimated using metal price assumptions of US$1,650 per ounce of gold and US$20 per ounce of silver, and a foreign exchange rate assumption of C$1.30 : US$1.00.
3.	Open-pit Mineral Reserves are reported at a cut-off grade of 0.30 g/t AuEq, based on total ore-related costs of US$15.09/t processed and underground Mineral Reserves are reported at a cut-off grade of 1.68 g/t AuEq, based on total ore-related costs of US$71.00/t ore mined. Metallurgical recoveries vary depending on ore type and grades.
4.	Numbers may not add up due to rounding

Factors that may affect the Mineral Reserve estimate include changes to the long-term gold price and exchange rate assumptions, as well as changes to the parameters used for open-pit and underground mine designs and cut-off grade determinations. Geotechnical and hydrogeological assumptions, such as open-pit slope stability and underground stope and pillar stability, can also impact Reserve estimates. Additionally, changes in mining recovery and dilution estimates, metallurgical recovery assumptions, and inputs to capital and operating cost estimates may influence the overall estimate. Lastly, Mineral Reserves can be affected by the ability to maintain a social and environmental licence to operate.

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Technical Report Rainy River Mine

1.13	Mining Methods

The Rainy River Mine employs open-pit and underground mining methods; these are divided into multiple phases and zones:

•	The open-pit mine is divided into phases, of which Phase 4 is currently in operation and Phase 5 is a planned pushback to the west of Phase 4.
•	The underground mine is divided into mining zones, of which the Intrepid zone is currently in production. The ODM Main, ODM East, ODM West, ODM Lower, 433, 17 East and Cap zones, are located beneath the open-pit and are collectively referred to as Underground Main. Development from Intrepid to Underground Main commenced in 2023 and stope production from Underground Main is scheduled to begin in 2025.

Open Pit

Open-pit mining uses a conventional truck-and-shovel mining method. After the removal of overburden, rock is mined in a series of horizontal benches accessed by haulage ramps. The mining sequence involves drilling, blasting, loading and hauling.

Surface-mined ore is hauled either directly to the primary crusher, to the ROM pad, or to one of several ore stockpiles on surface, depending on ore type and grade. Waste rock is hauled to either the west mine rock stockpile (WMRS), east mine rock stockpile (EMRS), or the in-pit mine rock stockpile, depending on the haulage distance and whether the rock is classified as non-acid generating (NAG) or potentially acid generating (PAG). Mine waste rock is also used for construction of the tailings management area (TMA) raises.

Open-pit benches are accessed via haulage ramps, which facilitate movement of ore and waste to the surface using 220-tonne capacity mine haul trucks. Access ramps are designed at a nominal width of 33 m and a maximum gradient of 10%, except for the lower benches, where ramp widths were reduced to accommodate one-way traffic (20 m wide) and a gradient of 12%. Additionally, a backfill ramp is currently being constructed in the depleted North Lobe of the pit using waste rock from Phase 4. This backfill ramp will provide a second access and haulage route out of the pit. Phase 5 of the open pit will utilize preexisting access from the current Phase 4 design.

Pit design parameters are based on a slope stability assessment and design update conducted by SRK in December 2021. Since then, SRK has performed annual site visits to monitor performance and support refinements to the design as needed. Phase 5 geotechnical design parameters are based on an extension of the SRK 2021 litho-structural domains conducted by New Gold, and informed by additional rock mass data gathered from the excavated Phase 4 rock slopes. This dataset includes digital and visual mapping of exposed pit walls and oriented drill hole data.

Production drilling on surface is carried out by a fleet of Sandvik diesel-powered blasthole drill units. The Sandvik drills are primarily used for presplit drilling of pit walls and for pioneering on overburden-bedrock contact. Blasting activities are carried out by the explosives supplier. Primary loading activities are performed using a fleet of large diesel-powered hydraulic excavators in a front-shovel configuration accompanied by a large front-end loader. In addition to the primary equipment fleet, a fleet of support equipment is available for miscellaneous activities and jobs at the mine site. This miscellaneous fleet consists of small maintenance equipment, front end loaders, trucks, crew buses, lighting plants, compactors, and other equipment.

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Technical Report Rainy River Mine

Surface mine equipment requirements were developed from the LOM production schedule. Equipment availability, utilization, and productivity assumptions are based on historical operating parameters. Haul truck productivity is also dependent on haulage distances. Required production hours were calculated for all primary equipment and support equipment. Based on 2024 Mineral Reserves, open-pit mining is scheduled to end in 2028, with the ex-pit mining rate decreasing each year. As such, no additional open-pit mining equipment is required.

Underground

The underground mine uses the modified Avoca mining method, a longitudinal long-hole open-stoping method commonly used for ore bodies that are moderately to steeply dipping. The method has been successfully used at Intrepid; it involves the development of drifts along the strike of the ore body at regular level intervals, followed by drilling and blasting of stopes between levels, and mucking the broken ore from the lower level using load-haul-dumps (LHDs). After completion of ore extraction, stopes are filled from the access side of the stope using rockfill to provide support to the hanging wall and footwall. Typically, a portion of the rockfill is then mucked from the lower level to create a void prior to blasting the adjacent stope. Avoca mining is a relatively high-recovery, low-cost mining method, as minimal pillars are required and cement is not required in the backfill.

Underground ore handling, as of December 2024, is hauled by articulated dump trucks up the Intrepid ramp and stockpiled near the Intrepid portal, from where it is hauled to the primary crusher using open-pit dump trucks. Development waste is mostly kept within the underground mine and used to backfill depleted stopes. Emergency egress is provided through a system of ladderways to surface. From 2025 onwards, after connection of the pit portal ramp from top and bottom, ore will primarily be hauled out from the pit portal and stockpiled in the pit. Open-pit haul trucks will then haul the underground ore up the pit ramp to surface. The connection of the pit portal ramp will reduce the underground haulage distances, improve ventilation, and provide an additional means of egress from the underground mine.

Underground operations are accessed by ramp from two portals on surface, the Intrepid portal located near the underground offices, and the pit portal located on the 140-bench in the eastern wall of the open pit to access the Main Zone. A future third portal is planned for the western side of the underground mine. All underground mining zones will be connected by ramp with profile dimensions of 5.5 m wide × 5.75 m high.

Underground development tunnels are designed to accommodate the size of the largest equipment utilizing the heading. Remucks are utilized to maintain development efficiency and positioned every 150 m along declines and on level accesses. Sumps are positioned at 500 m intervals or as required. Electrical cutouts are located on each level access or positioned at 300 m spacing along declines and ramps to minimize the effects of voltage drop. Each level access will contain an escapeway access drive, escapeway raise, electrical cutouts (ESS), level access, remuck, level sump, vent raise access, and ventilation raise. Emergency egress is provided through a system of ladderways to surface. Given the continuous longitudinal mining sequence, the levels are mostly identical, with some cases where lenses are present and additional ore drives splay off the main access.

The fleet requirements for all major underground equipment was estimated for each period as part of the mine planning process, based on mine physicals and equipment availability and utilization assumptions. The Rainy River underground mine is currently ramping up to a peak lateral development rate of approximately 15 km per year and a peak ore production rate of approximately 5,800 tpd. To achieve these rates, additional underground mobile equipment will be added to the equipment fleet.

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Technical Report Rainy River Mine

1.14	Life of Mine Plan

The Rainy River LOM Plan considers open-pit and underground mining and reclaim of the surface stockpile, with ore processed at the Rainy River processing plant to produce gold-silver doré. Based on 2024 Mineral Reserves, Rainy River has a Reserves mine life to 2033, with total LOM production of 1,959 koz of gold and 3,210 koz of silver after considering metallurgical recoveries, as shown in Table 1-3.

Open-pit mining, based on the current Mineral Reserves pit, is planned to end in 2028. Ex-pit mining rates are expected to average approximately 82 ktpd in 2025 and decrease each year for the remainder of the open-pit mine life. Completion of Phase 4 mining is planned for late-2026. Phase 5, located on the west side of the existing pit, is set to begin at the end of 2025 and to continue until 2028.

Underground production is planned to ramp up as new mining zones are accessed at Underground Main. Total underground ore production of approximately 5,800 tpd is expected by 2027. Approximately 11.3 km of lateral development (capital plus operating) is planned in 2025, increasing to a peak of approximately 15 km per year in 2029.

The processing plant is expected to operate near full capacity at approximately 25,400 tpd until 2029. After completion of open-pit mining in 2028, underground mill feed will be supplemented with reclaim of the surface low-grade stockpile. From 2030 onwards, the processing plant is expected to operate at a reduced capacity with mill feed sourced only from underground.

Table 1-3: LOM production schedule

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Open-pit Mining
Ore Tonnes (kt)	10,703	4,514	4,404	1,195	-	-	-	-	-	20,816
Waste Tonnes (kt)	19,310	19,993	8,286	235	-	-	-	-	-	47,824
Total Ex-Pit Tonnes (kt)	30,013	24,506	12,690	1,430	-	-	-	-	-	68,640
Strip Ratio	1.80	4.43	1.88	0.20	-	-	-	-	-	2.30
Underground Mining
Development Ore (kt)	295	461	551	463	328	327	421	187	16	3,049
Stope Ore (kt)	551	1,192	1,569	1,645	1,727	1,736	1,634	1,880	1,441	13,376
Total Underground Ore (kt)	846	1,653	2,120	2,108	2,055	2,063	2,054	2,067	1,457	16,424
Lateral Development (m)	11,371	13,126	13,689	13,725	15,053	15,086	15,262	7,309	1,151	105,772
Vertical Development (m)	448	259	381	645	604	465	544	486	127	3,959
Stockpile Balance
Starting Balance (kt)	15,685	18,807	15,125	12,389	5,727	-	-	-	-
Processing
Ore Processed (kt)	9,147	9,174	9,282	9,296	8,386	2,063	2,054	2,067	1,457	52,926
Gold Grade (g/t)	1.06	1.29	1.02	0.93	0.97	2.46	2.45	2.27	2.47	1.25
Silver Grade (g/t)	2.86	2.94	3.12	2.62	2.85	4.83	5.52	4.61	7.73	3.25
Gold Recovery (%)	91%	92%	91%	91%	91%	94%	94%	94%	94%	92%
Silver Recovery (%)	58%	58%	57%	57%	57%	59%	59%	58%	58%	58%
Gold Production (koz)	285	350	277	252	240	153	152	141	109	1,959
Silver Production (koz)	491	503	535	447	441	188	215	179	211	3,210

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Technical Report Rainy River Mine

1.15	Recovery Methods

The Rainy River processing plant uses conventional crushing, grinding, and recovery methods. Ore processing began in September 2017, with commercial production starting in mid-October 2017. In 2024, the Rainy River Mine processed 8.99 Mt, averaging 24,563 tpd, with average metallurgical recoveries of 91.8% gold and 61.1% silver.

The processing plant has been optimized to increase processing capacity, maintain metallurgical recoveries, and facilitate the processing of different ore types. Major plant infrastructure and processes are listed as follows:

•	Crushing: A gyratory crusher (1,400 × 2,100 mm, 600 kW) processes ore from haul trucks, feeding a coarse ore stockpile for storage and controlled distribution.
•	Grinding: A SAG mill (11.0 m × 6.1 m, 15,000 kW) and ball mill (7.9 m × 12.3 m, 15,000 kW) reduce ore size, with hydrocyclones classifying material for further processing.
•	Gravity Concentration & Cyanide Leaching: Knelson concentrators recover gold, with an Acacia intensive cyanide leach circuit extracting further precious metals.
•	Leaching & Carbon in Pulp (CIP): Eight leach tanks and seven CIP tanks facilitate gold extraction via cyanide dissolution and activated carbon adsorption.
•	Carbon Desorption & Regeneration: Gold is stripped from carbon using the Zadra process, reactivating carbon in a rotary kiln for reuse.
•	Electrowinning: Precious metals are electroplated onto cathodes, washed, filtered, and smelted into doré bars.
•	Tailings: Detoxified in cyanide destruction tanks before being pumped to the Tailings Management Area (TMA).

The process water tank is replenished by several water sources; these include the overflow from the pre-leach thickener, process recirculation heat exchangers, cooling water return, the mine rock pond, and the tailings reclaim pumps. Tailings reclaim water is also directed to both the pre-leach thickener feed tank and the tailings pump box for further processing.

The TMA is designed to hold 11.6 million cubic metres (Mm3) of water. Reclaim water is pumped from the TMA to the process water tanks and tailings pump box using two 1,350 m³/h, 522 kW vertical turbine pumps (one operating, one spare), with a process demand of 1,200 m³/h.

The SAG mill requires an average 8.8 kWh/t, and the ball mill requires an average 13 kWh/t. In 2024, the Rainy River site recorded a total energy consumption of 310 GWh, corresponding to a site-wide specific energy consumption of 34.5 kWh/t, with the grinding circuit specifically accounting for 21.8 kWh/t.

1.16	Project Infrastructure

The Rainy River mine is in operation and has all the required infrastructure to support the operation. The Rainy River Mine is located in the District of Rainy River, northwestern Ontario, Canada, approximately 50 km northwest of Fort Frances. The mine site access and onsite roads make use of existing roads and easements, which are upgraded and extended as required. The main entrance to the site is via Korpi Road and Roen Road from Highway 71. A network of roads connects the open-pit and underground mines with the processing plant, tailings management area (TMA), and other site infrastructure. Haul roads connect the open-pit mine to waste and ore stockpiles, the primary crusher pad, mine facilities, and to the TMA.

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Technical Report Rainy River Mine

Surface infrastructure supporting the Rainy River operation includes: A processing facility for ore treatment and gold recovery with water circulation for process water recycling. The site contains truck shops, a truck wash, fuel storage, explosives storage, a warehouse, security and medical facilities, and administration buildings for both surface and underground operations. Bottled potable water is supplied to the site by a local vendor. Mine dry facilities and a mill dry and office building support operational staff. The internal assay laboratory processes samples for metal analysis, and a camp facility that busses staff to and from site provides accommodations and amenities for workers. A ceremonial roundhouse has been built and serves as a gathering space for Indigenous traditions.

The total power connected for the project is estimated to be 57 MW. Electricity is supplied by a 16.7 km long, 230 kV power line from the Hydro One power line currently connecting Fort Frances and Kenora. The main 230 kV to 13.8 kV substation is located to the northeast of the concentrator building. Two main 230 kV to 13.8 kV, 42/56/70 MVA transformers are used for combined power of 100 MVA. This provides capacity for future expansion and mitigates the risk of downtime due to transformer failure. A 15 kV gas insulated switchgear, complete with electrical protection devices, is included. Electricity for the underground mine is provided by a 13.8 kV line routed from the main substation by an overhead power line to the Intrepid portal. A separate 13.8 kV line is routed within the Fresh Air Raise to supply power to Underground Main. Two emergency generators connect to the main substation bus, each generating 600 V, which is then transformed to 13.8 kV.

1.17	Tailings Storage Facilities

The Tailings Management Area (TMA) is located northwest of the open pit and processing plant. The TMA is contained by several dams, including the TMA North Dam, TMA West Dam (comprising Dam 4 and Dam 5), and TMA South Dam. Additionally, the Water Management Pond (WMP), which is part of the water treatment system, is bordered by WMP Dam 1, WMP Dam 2, WMP Dam 3, and WMP Dam 4.

Tailings are deposited throughout the year using sub-aerial spigots located on the crests of the perimeter TMA dams and along a northern ring road. Deposition takes place while maintaining a pond around the fixed reclaim, located between TMA West Dam 4 and West Dam 5.

A flood protection berm has been constructed at a topographic low located northwest of the TMA to maintain containment within the Ontario Endangered Species Act (ESA) boundary up to the maximum operating water level (MOWL ).

The TMA is designed to provide sufficient containment for the projected tailings storage requirements and for operational pond volumes. The maximum operational pond level (also referred as the normal operating water level or NOWL) is selected based on the 1-in-100-year wet year inflow projections from the site Water Balance Model (SRK, 2024). The environmental design flood (EDF) is to be stored between the NOWL and MOWL. The TMA emergency spillway is designed to convey the inflow design flood (IDF) between the MOWL and dam crest elevation with sufficient freeboard.

Tailings properties were interpreted by SRK (2024) based on observed conditions measured by LiDAR, bathymetric surveys, and mill throughput tonnages. The IDF and freeboard requirements are determined by SRK in accordance with Canadian Dam Association Guidelines (CDA, 2013). The environmental design flood (EDF) volume and maximum NOWL are operational criteria selected by SRK.

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Technical Report Rainy River Mine

An estimated 39.4 Mm3 of tailings are currently stored in the TMA. Based on the tonnage figures provided on September 3, 2024, the volume of tailings to be contained by end-of-mine is estimated at approximately 85 Mm3.

Over 400 piezometers, 30 slope inclinometers, settlement plates, InSAR and magnetic extensometers installed at the Rainy River TMA are used for monitoring and surveillance. Displacements and excess pore water pressures are observed throughout the year in response to construction activities and tailings deposition. Instrumentation data review is completed by both New Gold and the Engineer of Record (EOR). Dam performance has been acceptable to date.

The stability of the TMA is continually evaluated through limit equilibrium modelling and instrumentation data to optimize buttressing requirements. The successful construction and operation of the site have been supported by ongoing improvements in monitoring and reporting systems, regular field investigations, numerical modelling of both typical and challenging conditions, and open communication between New Gold and the EOR.

The TMA undergoes thorough review and oversight from qualified professionals including, at minimum, the following evaluations:

•	Monthly inspections from the designated responsible person at site.
•	Annual inspections from facility Engineers of Record (EORs).
•	Twice annual technical review from the Independent Tailings Review Board (ITRB).
•	Dam Safety Reviews performed every five years.
•	Third-party reviews as required by regulators.
1.18	Environmental, Permitting and Social Considerations

New Gold is dedicated to adhering to all necessary permits, licences, authorizations, approvals, and assessments to prevent and/or minimize environmental impacts related to activities at the Rainy River Mine. The mine has obtained all required permits and authorizations for the construction of major infrastructure and ongoing operations. Rainy River completed an extensive baseline monitoring program as part of the Environmental Assessment and maintains an ongoing monitoring program which is appropriate to identify and mitigate any environmental impacts should they occur.

Rainy River submitted an amendment to the Closure Plan in 2021 that listed an estimated cost of closure of C$154 million. This Closure Plan continues to be under review, with the most recent responses being provided in December, 2024. The current financial assurance obligation, based on disturbances as of December 31, 2024, is C$136.3 million.

1.19	Markets and Contracts

Gold and silver output from the Rainy River Mine is in the form of doré containing an average of approximately one-third gold and two-thirds silver by weight. Silver credits are received from the refiner. The doré is shipped to either Asahi Refining Canada Ltd. in Brampton, Ontario, or to the Royal Canadian Mint in Ottawa, Ontario. Transportation of the doré to either refinery is contracted out by the respective refineries. Responsibility for the doré changes hands at the gold room gate upon signed acceptance by the refiner or its transport provider. Rainy River sells its gold production into the market at spot prices.

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Technical Report Rainy River Mine

New Gold has a number of contracts, agreements, and purchase orders in place for goods and services that are required for the operation of the mine. Contract terms are considered to be within industry norms and typical of similar contracts in Canada. All contracts and agreements are negotiated with vendors and have contractual scopes, terms, and conditions. The most significant of those contracts cover the maintenance services, fuel, explosives, grinding media, milling reagents, and concentrate haulage.

Commodity pricing assumptions, marketing assumptions, and current major contract areas are acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves. Rainy River does not engage in forward metal sales or hedging.

1.20	Capital Cost Estimates

Capital costs are based on budget estimates from supplier and contractor quotes, engineering designs, maintenance strategies, production plans, and recent operating history. Open-pit waste stripping and underground development make up approximately two-thirds of LOM total capital costs. These costs are estimated from first principles based on mine designs and mining schedules, equipment data, estimates of consumables, and labour schedules, all benchmarked against recent unit-cost history. A further 16% of total capital is related to mining equipment and mine infrastructure, for which the cost estimate is based on engineered quantities and supplier quotes. All costs in this section are in US dollars, unless otherwise stated, and are based on an exchange rate assumption of C$1.35 : US$1.00 for 2025 to 2027 and C$1.30 : US$1.00 for the remainder of the LOM Plan.

Total LOM capital is expected to be approximately $708 million, including $378 million of sustaining capital and $330 million of growth capital, as shown in Table 1-4. Total capital spending is relatively flat for the next two years before decreasing significantly for the remainder of the LOM Plan.

Table 1-4: Capital cost estimates

Category	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Sustaining Capital ($ millions)
Capital and deferred waste stripping	46.0	65.0	5.2	-	-	-	-	-	-	116.2
Underground development	1.9	19.1	14.5	15.0	14.8	9.6	9.7	15.6	2.8	103.0
Tailings management	25.4	23.3	10.6	-	-	-	-	-	-	59.3
Other	21.3	29.7	12.4	9.6	12.3	4.1	2.0	4.1	4.2	99.7
Total Sustaining Capital	94.6	137.1	42.7	24.6	27.1	13.7	11.7	19.7	7.0	378.2
Growth Capital ($ millions)
Underground development	48.9	32.0	24.6	29.0	46.9	37.1	30.8	-	-	249.3
Underground equipment	18.2	5.3	4.4	4.5	4.4	4.1	4.1	-	-	45.0
Other	5.7	5.5	5.2	8.0	1.8	4.0	5.6	-	-	35.8
Total Growth Capital	72.8	42.8	34.2	41.5	53.1	45.2	40.5	-	-	330.1
Total Capital ($ millions)	167.4	179.9	76.9	66.1	80.2	58.9	52.2	19.7	7.0	708.3
Underground equipment rental/leases	9.0	9.0	9.0	9.0	9.0	9.0	-	-	-	54.0

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Technical Report Rainy River Mine

Stripping costs which provide probable future economic benefits and identifiable improved access to the ore body and which can be measured reliably are capitalized. The estimates for deferred stripping are based on the excess tonnes of waste material mined above the LOM average strip ratio multiplied by the average unit mining cost per period, on a per phase basis. A total of $116.2 million for stripping over the next three years comprise of $40.8 million to complete Phase 4 stripping and $75.4 million for developing Phase 5.

Underground development cost and initial infrastructure costs are classified as growth capital or sustaining. A total of $103.0 million is included in sustaining capital and $249.3 million is included in growth capital. $45 million of underground equipment purchases include mobile equipment, fans, dewatering and electrical equipment. An additional $9 million per year in equipment lease/rentals is anticipated to supplement development in 2025-2030.

A total of $59.3 million in sustaining capital is estimated for three TMA raises, one raise each year for the next three years; this will provide sufficient tailings storage capacity for the LOM. Costs are based on physical material replacement requirements and recent unit-cost history.

Physical requirements include the placement of non-acid generating waste rock, till, and the production of crushed waste for dam filter elements. Mining costs related to the incremental hauling of waste for TMA construction are capitalized as TMA capital costs.

Other capital projects include mining, processing, and site infrastructure capital. Mining capital primarily includes planned component replacements for mobile equipment. Processing capital is primarily related to component and equipment replacements and to improvement projects. Site infrastructure capital includes water management projects and upgrades to camp and dry facilities.

1.21	Operating Cost Estimates

The basis for the operating cost estimates is the Rainy River budget and LOM plan and recent unit-cost history. The production plan drove the calculation of the mining and processing costs, as the mining mobile equipment fleet, workforce, contractors, power, and consumables requirements were calculated on the basis of specific consumption rates. Consumable prices and labour rates are based on current contracts and agreements. LOM operating costs are shown in Table 1-5.

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Technical Report Rainy River Mine

Table 1-5: Operating cost estimates

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total / Average
Total Operating Costs ($ millions)
Open-pit mining	95.2	41.7	61.4	15.2	-	-	-	-	-	213.5
Underground mining	53.3	80.3	87.2	87.3	70.0	64.1	62.8	65.6	45.2	615.9
Processing	95.9	95.8	96.0	95.2	91.2	31.5	27.2	27.3	21.6	581.7
G&A	44.1	44.6	39.7	35.8	29.8	26.1	23.0	22.9	19.6	285.6
Other	(2.1)	45.4	26.0	35.9	38.6	20.1	16.4	11.6	11.5	203.3
Total	286.4	307.8	310.3	269.4	229.6	141.8	129.4	127.3	97.9	1,900.0
Unit Operating Cost ($/t mined)
Open-pit mining	4.74	4.77	5.16	12.85	-	-	-	-	-	5.16
Underground mining	63.02	48.60	41.15	41.40	34.08	31.08	30.57	31.72	31.02	37.50
Unit Operating Costs ($/t processed)
Mining	16.24	13.30	16.02	11.03	8.35	31.08	30.57	31.72	31.02	15.67
Processing	10.48	10.44	10.34	10.24	10.87	15.28	13.26	13.23	14.80	10.99
G&A	4.83	4.86	4.28	3.86	3.55	12.66	11.22	11.06	13.43	5.40
Other	-0.23	4.95	2.80	3.86	4.60	9.74	7.98	5.59	7.91	3.84
Total	31.32	33.55	33.44	28.99	27.37	68.76	63.03	61.60	67.16	35.90

Open-pit and underground mining costs are derived from the production plan and from estimates for labour costs, equipment productivity, maintenance costs and diesel and other consumables. Diesel prices are included in the LOM at an average of C$1.15/L.

Open-pit mining costs per tonne increase from the 2023 and 2024 actuals due to lower tonnes mined.

Processing costs are driven by tonnes processed, consumption rates and prices for reagents, consumables and electricity, and plant equipment maintenance strategies. Processing costs average US$10.50 per tonne in 2025-2029 with the mill at full capacity.

Rainy River participates in various programs as a northern Ontario industrial electricity consumer, benefiting from favourable pricing. Electricity prices are included in the LOM at an average of C$0.05/kWh.

G&A costs are primarily driven by the level of mining and processing activities on site. Costs decline during the mine life with decreasing mining and processing activities.

G&A costs include camp costs, maintenance of site infrastructure, human resources, finance, environment, community relations, asset protection and security, safety, information technology, supply chain and site management.

Other operating cost include rehandling of underground tonnes from the portal to the crusher, stockpile and production inventory adjustments, transport and refining costs, royalties and production taxes.

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Technical Report Rainy River Mine

1.22	Risks and Opportunities

The major risks to the Rainy River mine are associated with the following elements:

•	Negative variations to gold price assumptions.
•	Additional dilution or ore losses due to overbreak or underbreak from underground stoping.
•	Open-pit mining schedule adjustments in response to the south wall slope performance within the Phase 4 design, due to shallow joint sets affecting bench width.
•	Increased buttressing requirements and pore water pressure controls due to stability requirements of the Tailings Management Area (TMA)
•	Surplus contact water within the TMA, affecting the annual dam raise schedule. Significant rainfall or lack of treatment could result in increased costs for TMA construction and potential maximum height of dam limitations.
•	Shortfall of underground workforce due to a lack of human resources in northern Ontario.

The major opportunities are as follows:

•	Extension of mine life and improved production profile through conversion of Mineral Resources to Mineral Reserves.
•	Additional open-pit pushbacks and satellite pits, with the potential to extend open-pit mine life, keep the mill operating at full capacity for longer, and deferring reclaim of the low-grade stockpile.
•	In-pit waste rock and tailings storage.
1.23	Interpretation and Conclusion

Rainy River Mineral Resources and Mineral Reserves have been estimated using industry-accepted practices and are reported using the 2014 CIM Definition Standards.

Under the assumptions in this technical report, the Rainy River LOM Plan shows a positive cash flow and supports the Mineral Reserve estimate. The projected mine plan is achievable under the set of assumptions and parameters used.

1.24	Recommendations

2024 was a successful year for Rainy River exploration in its first major drilling campaign since 2017. As a result of near-surface drilling and higher metal price assumptions, open-pit-constrained gold Mineral Resources increased by more than 500% to 734 koz of Indicated and 42 koz of Inferred Mineral Resources. Underground drilling successfully replaced Mineral Reserves depletion from underground mining and expanded Resource envelopes along strike and at depth.

The near-mine and property-scale targets have potential to expand known Mineral Resources and add Mineral Reserves for both open pit and underground. Although the economic viability of these targets is currently under evaluation, further extension of open-pit mining has the potential to defer reclaim of the low-grade stockpile and improve the long-term gold production profile, while building the underground inventory could provide additional mining flexibility and maximize opportunities for higher-grade zones.

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Technical Report Rainy River Mine

The recommended work program for 2025 consists of an approved budget of US$13.5M for additional drilling. Proposed drilling totals 58,000 m and include 22,000 m for open-pit extension, 5,000 m to explore for new targets, and 31,000 m for underground expansion.

The significant increase in open-pit Mineral Resources in 2024 presents an opportunity to further extend open-pit mine life and defer reclaim of the low-grade stockpile. Pit optimization results conduced as part of the Mineral Reserves estimation process indicate the potential for further pushbacks to the main pit and for the establishment of additional satellite pits that are not included in 2024 Mineral Reserves, using a gold price assumption of $1,650/oz. The Qualified Person recommends that technical studies be conducted with the objective of converting a portion of open-pit Mineral Resources to Mineral Reserves. Areas of evaluation include geotechnical analysis of pit slopes, waste storage and tailings storage options analysis, cut-off grade and stockpiling strategy optimization, permitting requirements, and financial evaluation.

Several opportunities have been identified to optimize the underground mine design to increase underground Mineral Reserves, reduce waste development metres, or increase the underground production rate. The Qualified Person recommends that these opportunities be further evaluated, including mining method option analysis to assess transverse stoping methods for wider zones and selected use of cemented rockfill.

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Technical Report Rainy River Mine

2	Introduction
2.1	Introduction

The Rainy River Mine (Rainy River) is an open-pit and underground gold-silver mine located in northwestern Ontario, Canada. New Gold Inc. (New Gold) holds a 100% interest in the property. The Rainy River Mine consists of the currently operating open-pit mine, underground mine, processing facility, and associated infrastructure.

New Gold is a Canadian-based gold and copper producer with two operating mines in Canada: the Rainy River gold mine in Ontario and the New Afton copper-gold mine in British Columbia. Additionally, the Company owns one site in Mexico, the Cerro San Pedro Mine, now in reclamation. New Gold is continually working to maximize shareholder value through diversifying production, maintaining an attractive risk profile, and enhancing growth potential in a safe and environmentally and socially responsible manner.

2.2	Terms of Reference

This technical report, prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and Form 43-101F1, documents the Mineral Resource and Mineral Reserve estimates, as of December 31, 2024, and updates the technical information for the current mining operation at Rainy River to an effective date of December 31, 2024. The prior technical report on Rainy River, titled “NI 43-101 Technical Report for the Rainy River Mine, Ontario, Canada,” with an effective date of March 28, 2022, was compiled by InnovExplo Mining Consultants (Canada) (InnovExplo, 2022).

The Mineral Resource and Mineral Reserve estimates reported herein were prepared in conformity with generally accepted standards set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2019) (CIM (2019) Guidelines) and were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) (CIM (2014) Standards).

All units of measurement in this report are metric and all currencies are expressed in United States dollars (USD, US$) unless otherwise stated. Contained gold and silver metal is expressed as troy ounces (oz). All material tonnes are expressed as dry tonnes (t) unless stated otherwise. A list of abbreviations is provided at the beginning of this report (List of Abbreviations).

2.3	Qualified Persons

This technical report was prepared by the following Qualified Persons, all full-time employees of New Gold:

•	Mr. Jason Chiasson, P.Eng., Chief Open-Pit Engineer at Rainy River.
•	Mr. Alexander Alousis, P.Eng., Underground Mine Manager at Rainy River.
•	Ms. Caroline Daoust, P.Geo., Exploration Manager at Rainy River.
•	Mr. Mohammad Taghimohammadi, P.Eng., Mill Manager at Rainy River.
•	Mr. Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources at New Gold.
•	Mr. Travis Pastachak, P.Geo., Senior Director, Project Development at New Gold
•	Ms. Emily O’Hara, P.Eng., Manager, Water Strategy and Stewardship at New Gold.

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Technical Report Rainy River Mine

Mr. Chiasson, Mr. Alousis, Ms. Daoust, and Mr. Taghimohammadi are employees of Rainy River Mine and work full-time at the mine. Mr. Nadeau-Benoit visited the Rainy River Mine on numerous occasions, including most recently on February 3 to 6, 2025. Mr. Pastachak visited the Rainy River Mine on numerous occasions, including most recently on January 12 to 15, 2025. Ms. O’Hara visited the Rainy River Mine on numerous occasions, including most recently on October 1 to 3, 2024.

Mr. Chiasson is responsible for Sections 14, 15, and 16, he also shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report. Mr. Alousis is responsible for Sections 14, 15, 16, 19, 21, and 22 and shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report. Ms. Daoust is responsible for Sections 7, 8, 9, 10, and 11 and shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report. Mr. Taghimohammadi is responsible for Sections 13 and 17 and shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report. Mr. Nadeau-Benoit is responsible for Sections 12, 14, and 26 and shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report. Mr. Pastachak is responsible for Section 18 and shares responsibility for related disclosure in Sections 1, 25, and 27. Ms. O’Hara is responsible for Sections 2, 3, 4, 5, 6, 20, 23, and 24, and shares responsibility for related disclosure in Sections 1, 25, and 27 of the technical report.

2.4	Effective Dates

The following effective dates are pertinent to this technical report:

•	Most recent information on mineral tenure and surface rights: December 31, 2024.
•	Date of the latest information on environmental, permitting, and social considerations: December 31, 2024.
•	Database close-out date for the Mineral Resource estimates: August 29, 2024.
•	Effective date of the Mineral Resource estimates: December 31, 2024;
•	Effective date of the Mineral Reserve estimates: December 31, 2024.
•	Effective date of the financial analysis that supports the Mineral Reserves: December 31, 2024.

The overall technical report effective date is December 31, 2024.

2.5	Information Sources and References

Reports and documents listed in Section 27 of this technical report were used to support preparation of the technical report. Additional information was provided by New Gold personnel as required.

The following New Gold employees contributed to various aspects of the report under the supervision of the Qualified Persons:

•	Mr. Corey Kamp, P.Eng., Director, Mining and Rock Mechanics.
•	Mr. Brad Pryce, P.Eng., Senior Long-term Underground Mine Engineer at Rainy River.
•	Mr. Garnet Cornell, Manager, Environment at Rainy River.
•	Ms. Jane McCaw, Principal, Regulatory Permitting and Corporate Land Management.
•	Mr. Lei Wu, Manager, Finance at Rainy River.

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Technical Report Rainy River Mine

3	Reliance on Other Experts

The information, conclusions, opinions, and estimates contained in this technical report are based on information available to New Gold at the time of preparation of this technical report.

The Qualified Persons have not performed an independent verification of the land title and tenure information, as summarized in Section 4 of this technical report, nor have they verified the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, as summarized in Section 4 of this technical report. For this topic, the Qualified Persons of this report have relied on information provided by the legal department of New Gold.

The Qualified Persons have relied on various New Gold departments for guidance on cost allocation and applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Rainy River mine, as described in Sections 4, 19, 20, and 21.

Except for the purposes legislated under applicable securities laws, any use of this technical report by any third party is at that party’s sole risk.

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Technical Report Rainy River Mine

4	Property Description and Location
4.1	Property Location

The Rainy River Mine is in northwestern Ontario, Canada. It is located in the District of Rainy River, approximately 50 km northwest of Fort Frances (Figure 4-1). The approximate centre of the property is located at 48° 50' latitude north and 94° 01' longitude west, or 5409500N and 425500E using NAD83, Zone 15 North Universal Transverse Mercator (UTM) coordinates. The elevation of the property is approximately 360 metres above mean sea level (masl).

The Rainy River property is located in the townships of Fleming, Mather, Menary, Patullo, Potts, Richardson, Seen, Sifton, and Tait.

 Figure 4-1: Location map

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Technical Report Rainy River Mine

4.2	Land Tenure

The Rainy River Mine and adjacent lands intended for mining are referred to as Project Lands by New Gold. Project Lands occupy approximately 6,141 hectares (ha) covered by 122 patented mining rights and surface rights claims that are shown in blue in Figure 4-2. The Company also holds rights to approximately 28,821 ha surrounding the mine property with a combination of patented mining rights, patented surface rights, unpatented claims, and leases.

Patented titles secure mining rights (MR) and/or surface rights (SR). They are identified with a PIN in the Ontario Land Registry System. The mining rights (MR) give the title owner the right to explore and extract minerals. Patented lands do not have assessment work obligations but require payment of both municipal realty and provincial mining taxes. Crown Leases are unpatented mining claims that have been converted to leases. All patented lands for surface rights and mining rights on the property are either owned or leased by New Gold.

Unpatented mining claims include cell claims, multi-cell claims (both staked online), and boundary cell claims (staked prior to online staking). These claims give the right to carry out mineral exploration and development under the Mining Act. Unpatented claims are valid for either one or two years.

Patented Titles

Patented titles cover the mine property and some of the adjacent lands; they consist of 213 parcels consisting of mining rights (MR), surfaces rights (SR), and Crown Lease properties. Parcels can have either surface rights or mining rights or both. There are also an additional 4 residential SR parcels owned by New Gold in Emo, Ontario which do not fall into the categories of Project Lands, Infrastructure Lands or Regional Lands. As such, these 4 parcels are not shown on Figure 4-2.

For internal administration purposes, New Gold subdivides its patented tenures into the following categories:

•	The Project Lands cover the mine area for the purpose of mining activity; this category includes 122 separate parcels covering approximately 6,141 ha (Table 4-1). Project Lands are shown in blue in Figure 4-2.
•	Infrastructure Lands include 16 parcels leased or owned for the transmission line corridor; these cover an additional 2,800 ha (6 ha of which overlap with Project Lands). These lands are listed as owned unless specified as leased (Table 4-2). They are shown in orange in Figure 4-2.
•	Regional Lands cover an additional 3,698 ha over 75 parcels held for other purposes, such as buffer zones, properties that were secured to offset lost habitat, and habitat protection. A total of 31 parcels are designated as Species at Risk (SAR) Habitat Compensation Lands. These rights are owned by New Gold unless marked as leased (Table 4-3). Regional Lands are shown in yellow in Figure 4-2.

Unpatented Titles

The property also comprises 1,157 unpatented mining claims covering an aggregate area of approximately 34,886 ha, all of which are 100% owned by New Gold. All unpatented claims are in good standing and assessment work credits are sufficient to maintain that standing for several years. The claims have varied expiration dates; they are shown in grey in Figure 4-2 and listed in Appendix A -Unpatented Claims. The unpatented claims are categorized as Single Cell Mining Claims, Multi-Cell claims, or Boundary Cell Mining Claims and are all currently active, as recorded in the Mining Lands Administration System (MLAS).

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Technical Report Rainy River Mine

  Figure 4-2: New Gold’s Rainy River property map

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Technical Report Rainy River Mine

Table 4-1: Summary of patented lands - Project lands only

PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56035-0066	56035-0066	01: SR and MR	65.99
56035-0090	56035-0090	01: SR and MR	63.57
56035-0098	56035-0098	01: SR and MR	64.12
56035-0176	56035-0176	01: SR and MR	64.95
56035-0178	56035-0178	01: SR and MR	64.36
56035-0194	56035-0194	01: SR and MR	64.93
56035-0242	56035-0243	12: SR (No MR Option)	64.44
56035-0255	56035-0255	21: SR and MR Lease	63.95
56036-0084	56036-0084	01: SR and MR	72.59
56041-0240	56041-0240	01: SR and MR	2.73
56041-0268	56041-0268	01: SR and MR	0.05
56042-0002	56042-0002	01: SR and MR	64.31
56042-0005	56042-0005	01: SR and MR	63.11
56042-0006	56042-0006	01: SR and MR	1.17
56042-0011	56042-0098	01: SR and MR	63.00
56042-0012	56042-0012	01: SR and MR	64.92
56042-0014	56042-0141	15: SR, MR Leased	62.81
56042-0016	56042-0016	01: SR and MR	64.97
56042-0018	56042-0018	01: SR and MR	64.64
56042-0021	56042-0021	01: SR and MR	64.91
56042-0024	56042-0024	01: SR and MR	31.87
56042-0025	56042-0025	01: SR and MR	31.83
56042-0026	56042-0026	01: SR and MR	40.49
56042-0027	56042-0027	01: SR and MR	63.92
56042-0029	56042-0029	01: SR and MR	82.90
56042-0030	56042-0140	15: SR, MR Leased	63.29
56042-0033	56042-0099	01: SR and MR	64.17
56042-0034	56042-0097	01: SR and MR	62.64
56042-0036	56042-0036	01: SR and MR	64.72
56042-0037	56042-0037	01: SR and MR	32.38
56042-0038	56042-0038	01: SR and MR	31.94
56042-0043	56042-0043	01: SR and MR	32.41
56042-0044	56042-0044	01: SR and MR	31.42
56042-0046	56042-0046	01: SR and MR	62.73
56042-0047	56042-0047	01: SR and MR	65.49
56042-0050	56042-0050	01: SR and MR	64.05
PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56042-0052	56042-0052	01: SR and MR	32.44
56042-0053	56042-0053	01: SR and MR	32.38
56042-0055	56042-0055	01: SR and MR	64.48
56042-0056	56042-0056	01: SR and MR	31.89
56042-0058	56042-0058	01: SR and MR	32.26
56042-0059	56042-0059	01: SR and MR	31.27
56042-0060	56042-0060	01: SR and MR	64.02
56042-0061	56042-0100	01: SR and MR	62.87
56042-0062	56042-0062	01: SR and MR	32.42
56042-0063	56042-0063	01: SR and MR	33.29
56042-0064	56042-0064	01: SR and MR	65.91
56042-0065	56042-0065	01: SR and MR	32.45
56042-0068	56042-0068	01: SR and MR	1.75
56042-0077	56042-0077	01: SR and MR	31.30
56042-0078	56042-0078	01: SR and MR	33.47
56042-0081	56042-0081	01: SR and MR	64.67
56042-0082	56042-0141	15: SR, MR Leased	32.32
56042-0083	56042-0141	15: SR, MR Leased	31.90
56042-0084	56042-0084	01: SR and MR	0.07
56042-0085	56042-0085	01: SR and MR	0.27
56042-0086	56042-0086	01: SR and MR	0.33
56042-0088	56042-0088	01: SR and MR	1.11
56042-0089	56042-0089	01: SR and MR	0.32
56042-0090	56042-0090	01: SR and MR	0.18
56042-0091	56042-0091	01: SR and MR	0.01
56042-0092	56042-0092	01: SR and MR	0.04
56042-0093	56042−0223	14: MR Lease (No SR)	10.24
56042-0101	56042-0128	01: SR and MR	64.25
56042-0103	56042-0142	15: SR, MR Leased	63.60
56042-0104	56042-0139	01: SR and MR	32.65
56042-0108	56042-0140	15: SR, MR Leased	64.10
56042-0111	56042-0193	15: SR, MR Leased	32.39
56042-0112	56042-0112	01: SR and MR	64.46
56042-0113	56042-0102	01: SR and MR	32.28
56042-0114	56042-0114	01: SR and MR	63.24
56042-0116	56042-0116	01: SR and MR	59.95
56042-0117	56042-0117	01: SR and MR	63.39

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Technical Report Rainy River Mine

PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56042-0121	56042-0121	01: SR and MR	63.91
56042-0122	56042-0140	15: SR, MR Leased	31.64
56042-0129	56042-0129	01: SR and MR	33.74
56042-0131	56042-0131	01: SR and MR	65.44
56042-0133	56042-0133	01: SR and MR	64.39
56042-0145	56042-0145	01: SR and MR	32.08
56042-0147	56042-0146	01: SR and MR	0.95
56042-0148	56042-0149	01: SR and MR	63.83
56042-0151	56042-0150	01: SR and MR	63.33
56042-0153	56042-0152	01: SR and MR	32.24
56042-0155	56042-0154	01: SR and MR	32.86
56042-0157	56042-0156	01: SR and MR	64.42
56042-0162	56042-0163	01: SR and MR	63.09
56042-0164	56042-0165	01: SR and MR	32.35
56042-0166	56042-0167	01: SR and MR	63.49
56042-0168	56042-0169	01: SR and MR	82.69
56042-0172	56042-0173	01: SR and MR	64.53
56042-0174	56042-0175	01: SR and MR	32.72
56042-0176	56042-0177	01: SR and MR	32.23
56042-0178	56042-0179	01: SR and MR	40.98
56042-0180	56042-0181	01: SR and MR	64.33
56042-0182	56042-0183	01: SR and MR	30.34
56042-0184	56042-0185	01: SR and MR	31.71
56042-0186	56042-0187	01: SR and MR	31.81
56042-0188	56042-0189	01: SR and MR	32.17
PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56042-0190	56042-0191	01: SR and MR	31.88
56042-0192	56042-0192	21: SR and MR Lease	236.01
56042-0194	56042-0194	21: SR and MR Lease	129.81
56042-0195	56042-0195	21: SR and MR Lease	198.77
56042-0196	56042-0197	01: SR and MR	63.39
56042-0198	56042-0199	01: SR and MR	63.27
56042-0202	56042-0202	21: SR and MR Lease	97.39
56042-0203	56042-0203	21: SR and MR Lease	454.05
56042-0204	56042-0204	21: SR and MR Lease	193.78
56042-0206	56042-0158	01: SR and MR	63.12
56042-0206	56042-0161	01: SR and MR	63.96
56042-0208	56042-0171	01: SR and MR	42.48
56042-0212	56042-0212	01: SR and MR	81.00
56042-0213	56042-0213	01: SR and MR	0.14
56042-0214	56042-0214	01: SR and MR	1.28
56042-0215	56042-0215	01: SR and MR	0.09
56042-0217	56042-0217	01: SR and MR	2.56
56042-0218	56042-0218	01: SR and MR	0.00
56042-0219	56042-0219	01: SR and MR	0.02
56042-0220	56042-0220	01: SR and MR	0.47
56042-0221	56042-0221	01: SR and MR	3.16
56042-0222	56042-0222	01: SR and MR	2.69
56042-0223	56042-0223	21: SR and MR Lease	54.88
56042-0224	56042-0224	01: SR and MR	10.21
Total hectares:			6,141.36

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Technical Report Rainy River Mine

Table 4-2: Summary of patented lands - Infrastructure lands only*

PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56032-0285	56032-0285	21: SR and MR Lease	252.26
56034-0002	56034-0002	21: SR and MR Lease	498.77
56034-0003	56034-0003	21: SR and MR Lease	389.10
56035-0015		13: Easement	3.23
56035-0195	56035-0195	01: SR and MR	64.92
56035-0247	56035-0246	01: SR and MR	18.39
56035-0249	56035-0248	01: SR and MR	33.42
56035-0253	56035-0253	21: SR and MR Lease	199.93
56035-0254	56035-0254	21: SR and MR Lease	277.21
56035-0256	56035-0256	21: SR and MR Lease	260.52
56042-0205	56042-0205	21: SR and MR Lease	121.63
56046-0128	56046-0028	12: SR (No MR Option)	32.55
56046-0135	56046-0135	01: SR and MR	65.82
56046-0159	56046-0159	01: SR and MR	66.51
56046-0175	56046-0175	01: SR and MR	31.71
56046-0178	56046-0178	01: SR and MR	65.00
Total hectares:			2,380.99

* Doesn’t include Infrastructure Lands that overlap with Project Lands.

Table 4-3: Summary of patented lands - Regional lands only

PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56032-0281	56032-0280	22: MR, SR Option	4.18
56035-0009	56035-0009	01: SR and MR	64.69
56035-0042	56035-0042	01: SR and MR	64.80
56035-0187	56035-0187	01: SR and MR	32.03
56035-0245	56035-0244	02: MR (No SR)	9.04
56036-0077	56036-0077	01: SR and MR	76.02
56036-0118	56036-0019	12: SR (No MR Option)	78.42
56036-0233	56036-0234	12: SR (No MR Option)	0.44
56041-0159	56041-0159	01: SR and MR	64.73
56041-0164	56041-0164	01: SR and MR	59.59
56041-0215	56041-0220	01: SR and MR	10.09
56041-0219	56041-0220	02: MR (No SR)	53.79
56041-0222	56041-0221	01: SR and MR	62.70
56041-0223	56041-0224	01: SR and MR	64.09
56041-0225	56041-0226	01: SR and MR	65.52
56041-0230	56041-0229	02: MR (No SR)	68.35
56041-0233	56041-0233	21: SR and MR Lease	63.20
56041-0234	56041-0234	21: SR and MR Lease	214.77

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PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56041-0235	56041-0235	21: SR and MR Lease	29.04
56041-0239	56041-0239	21: SR and MR Lease	222.58
56041-0247	56041-0246	02: MR (No SR)	64.76
56041-0253	56041-0253	01: SR and MR	3.31
56041-0254	56041-0254	01: SR and MR	28.27
56041-0256	56041-0256	01: SR and MR	6.45
56041-0257	56041-0257	01: SR and MR	55.89
56041-0271	56041-0270	02: MR (No SR)	16.53
56041-0273	56041-0272	02: MR (No SR)	64.22
56041-0275	56041-0274	02: MR (No SR)	70.29
56041-0277	56041-0276	02: MR (No SR)	31.16
56041-0278	56041-0278	01: SR and MR	0.59
56041-0279	56041-0279	01: SR and MR	0.23
56041-0281	56041-0281	01: SR and MR	0.28
56041-0283	56041-0283	01: SR and MR	0.04
56044-0003		18: SAR Habitat Compensation Land	64.77
56044-0006		18: SAR Habitat Compensation Land	65.69
56044-0007		18: SAR Habitat Compensation Land	32.62
56044-0008		18: SAR Habitat Compensation Land	64.01
56044-0014		18: SAR Habitat Compensation Land	64.44
56044-0016		18: SAR Habitat Compensation Land	32.70
56044-0017		18: SAR Habitat Compensation Land	63.05
56044-0020		18: SAR Habitat Compensation Land	63.98
56044-0030		18: SAR Habitat Compensation Land	31.81
56044-0037		18: SAR Habitat Compensation Land	31.75
56044-0041		18: SAR Habitat Compensation Land	63.21
56044-0052		18: SAR Habitat Compensation Land	32.97
56044-0054		18: SAR Habitat Compensation Land	31.19
56044-0055		18: SAR Habitat Compensation Land	31.82
56044-0059		18: SAR Habitat Compensation Land	32.12
56044-0063		18: SAR Habitat Compensation Land	32.72
56044-0067		18: SAR Habitat Compensation Land	61.57
56044-0068		18: SAR Habitat Compensation Land	63.28
56044-0071		18: SAR Habitat Compensation Land	65.03
56044-0077		18: SAR Habitat Compensation Land	31.59
56044-0078		18: SAR Habitat Compensation Land	32.50
56044-0103		18: SAR Habitat Compensation Land	62.13
56044-0105		18: SAR Habitat Compensation Land	56.57
56044-0111		18: SAR Habitat Compensation Land	32.61
56044-0118		18: SAR Habitat Compensation Land	64.05
56044-0124	56044-0125	18: SAR Habitat Compensation Land	64.27
56045-0014		18: SAR Habitat Compensation Land	63.72

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Technical Report Rainy River Mine

PIN (SR)	PIN (MR)	Tenure Type	Area (ha)
56045-0052		18: SAR Habitat Compensation Land	31.95
56045-0086		18: SAR Habitat Compensation Land	31.77
56045-0099		18: SAR Habitat Compensation Land	129.35
56045-0103		18: SAR Habitat Compensation Land	33.29
56045-0171	56045-0172	01: SR and MR	65.68
56045-0173	56045-0174	01: SR and MR	30.47
56045-0175	56045-0176	01: SR and MR	65.60
56045-0177	56045-0178	01: SR and MR	64.35
56045-0179	56045-0180	01: SR and MR	65.16
56045-0181	56045-0182	01: SR and MR	0.56
56045-0183	56045-0184	01: SR and MR	0.05
56045-0185	56045-0186	01: SR and MR	64.22
56045-0196	56045-0188	02: MR (No SR)	63.64
56045-0196	56045-0188	02: MR (No SR)	0.59
56045-0198	56045-0197	02: MR (No SR)	65.48
Total hectares:			3,698.44
4.3	Royalties and Agreements

In July 2015, New Gold entered into a streaming agreement with Royal Gold A.G., a wholly owned subsidiary of Royal Gold Inc. (Royal Gold), in which Royal Gold agreed to provide New Gold with an upfront deposit of $175 million, which was used for the development of the Rainy River Mine, in return for the following:

•	6.5% of the Rainy River Mine’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the Rainy River Mine’s gold production thereafter.
•	60% of the Rainy River Mine’s silver production up to a total of 3.1 million ounces of silver, and 30% of the Rainy River Mine’s silver production thereafter.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price when each ounce of gold or silver is delivered under the stream. As of December 31, 2024, a total of 109,640 oz of gold and 1,769,962 oz of silver have been delivered by New Gold to Royal Gold.

A portion of the Rainy River mineral lands are covered by either a 1%-2% Net Smelter Return (NSR) royalty or a 10% Net Profits Interest (NPI) royalty.

New Gold has agreed to financial participation in the mine in the form of royalties to certain First Nations with Impact Benefit Agreements. Rainy River is party to an Impact Benefit Agreement (discussed further in section 20.7.2) with the following First Nations:

•	Fort Frances Chief’s Secretariat.
•	Naicatchewenin/Rainy River First Nations.
•	Big Grassy First Nations.
•	Anishinaabeg of Naongashiing.
•	Onigaming.

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•	Naotkamegwanning.
•	Animikee Wa Zhing.
•	Metis Nation of Ontario.
4.4	Permits and Authorizations

New Gold has all required permits to continue carrying out mining and processing operations at Rainy River. Further discussion of these permits can be found in Section 20 of this technical report.

4.5	Comments on Property Description and Location

The Qualified Person provides the following comments:

•	Information provided by New Gold’s legal and tenure experts on the mining tenure held by New Gold in the Rainy River mine area supports that the Company has valid title that is sufficient to support Mineral Reserves.
•	New Gold holds sufficient surface rights to support current mining operations and mining of Mineral Reserves.
•	Environmental liabilities for the Rainy River Mine are typical of those that would be expected to be associated with a mining operation conducted via open-pit and underground mining methods.

The Qualified Person is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property that are not discussed in this report.

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Technical Report Rainy River Mine

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography
5.1	Location and Accessibility

The Rainy River Mine is located approximately 50 km northwest of Fort Frances, the nearest large town, in northwestern Ontario. The area is accessed by a network of paved provincial roads and highways, as well as by commercial airlines flying into International Falls, Minnesota. Access from Thunder Bay to the property is approximately 415 km and access from Winnipeg is approximately 369 km through Kenora. Sealed roads provide year-round access.

The Canadian National Railway is situated 21 km south of the property, running east-west just north of the Minnesota border. The nearby towns and villages of Fort Frances, Emo, and Rainy River are located along this railway line.

5.2	Infrastructure and Local Resources

The area surrounding the Rainy River Mine is sparsely populated. Farm stations consisting of one to a few houses dot the countryside, the majority occurring several kilometres apart. Traditionally, the main source of income in the area has been derived from agriculture, forestry, and tourism.

The area is well served by existing infrastructure. Human resources are available from three small towns within easy driving distance of the Rainy River Mine: Emo (34 km by road, population 1,333), Rainy River (79 km by road, population 752), and Fort Frances (68 km by road, population 7,466). These population figures are based on the 2021 census.

Hydroelectricity is generated north of Kenora at several locations, as well as to the west and east of Thunder Bay. The major drainage system includes Rainy Lake to the southeast, which is drained by the Rainy River flowing west along the Minnesota border into Lake of the Woods, eventually feeding into the Lake Winnipeg watershed.

Further discussion about existing infrastructure at the Rainy River Mine is provided in Section 18 of this technical report.

5.3	Climate and Physiography

The region has a continental climate, with extreme temperatures ranging from +35°C in summer to -40°C in winter. The area receives an average annual precipitation of 710 mm, with about 670 mm of rainfall and 142 cm of snowfall. The heaviest monthly precipitation occurs in June and July. The mine operates year-round.

Elevations range from 340 to 400 masl. The topography forms two distinct physiographic regions which are separated by the Rainy Lake-Lake of the Woods Moraine, a prominent northwest to southeast topographic feature located just north of Richardson Township. North and east of this moraine, the bedrock exposure is significant, with topographic relief reaching up to 90 metres, primarily due to the variable erosion of granitic batholiths compared to the adjacent supracrustal rocks of the Canadian Shield. This area has been shaped by the Whiteshell glacial event, originating from the Labradorean ice centre, located to the northeast.

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South and west of the moraine, the landscape is characterized by lowlands with minimal topographic relief. Here, glacial overburden is typically 20- to 40-metres thick, drainage is poor, and bedrock outcrops are scarce, covering less than one percent of the surface. Bedrock cover consists of till, lacustrine silts and clays, and clayey carbonate-rich tills, with local thick peat in some poorly drained areas.

Vegetation in the region is part of the northeastern hardwood zone, located near the southern edge of the boreal forest.

Figure 5-1: Typical landscape and infrastructure

A: Aerial view of mill facilities. B: Typical landscape. C: Aerial overview of mine complex.

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5.4	Surface Rights

New Gold currently controls all the surface rights necessary for its mining leases and mining concessions, which include the Mineral Resource and Mineral Reserve area of the Rainy River deposit. Other exploration claims included in the property are either located on Crown land or on private land. New Gold has the first right to acquire the surface rights by taking the relevant claims to mining lease status.

New Gold owns the land that encompasses all existing surface infrastructure related to the Rainy River Mine. Land ownership is sufficient for the mine's life of mine operations without requiring further land acquisition. Section 4 outlines this topic in more detail.

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6	History
6.1	Ownership and Development History

Exploration in the general area of the Rainy River Mine began in 1967. Various companies and government organizations were active on and around the property area from 1967 to 1989. Nuinsco Resources Limited (Nuinsco) began assembling the Rainy River Project land position and initiated its exploration of the area in 1990. From 1993 through 2004, Nuinsco engaged in geological mapping, geochemical grid sampling, magnetic and IP geophysical surveys, and Landsat remote sensing studies.

Rainy River Resources Ltd. (Rainy River Resources) acquired a 100% interest in the Rainy River Project from Nuinsco in June 2005. Rainy River Resources re-logged portions of historical core, established a GIS database, conducted petrographic studies, and carried out airborne and ground-based geophysical surveys. A Preliminary Economic Assessment (PEA) was published in December 2011 and updated in October 2012 based on an additional 375 diamond drill holes (181,682 metres) drilled from March to December 2011. Rainy River Resources published a Feasibility Study for the Project in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012. The Feasibility Study was based on an open-pit and underground mine and processing plant with conventional crushing, grinding, and recovery circuits.

New Gold acquired the Rainy River Mine through its purchase of Rainy River Resources in October 2013. New Gold completed an updated Feasibility Study in February 2014 (BBA, 2014) that incorporated the previous exploration results. In 2015, New Gold acquired Bayfield Ventures Ltd. (Bayfield), which held a 100% interest in six patented mining rights claims and six unpatented claims, covering approximately 11 km2, adjacent to the Rainy River Mine. Exploration and drilling programs conducted by New Gold are described in Sections 9 and 10 of this technical report.

Construction of the Rainy River Mine began in the first quarter of 2015 with site clearing activities. Ore processing commenced in September 2017 and commercial production in mid-October 2017. Underground development started in June 2021, with processing of the first underground ore in September 2022.

6.2	Exploration History

After detecting anomalous copper in the region, Noranda registered claims in 1967 and conducted geophysical surveys. In 1971, the Ontario Division of Mines and the Ministry of Natural Resources mapped the north-central part of the Rainy River Greenstone Belt (RRGB). INCO followed up with ground geophysics and two drill holes in 1972 but did not disclose results. Hudbay then conducted airborne and ground geophysics in 1972, drilled 54 holes in 1973 near the current Rainy River Mine, then halted exploration due to results.

In 1988, the Ontario Geological Survey (OGS) produced a regional geological map (Map P.3140) based on aeromagnetic data and geological mapping (Johns, 1988). This mapping was supported by an OGS rota-sonic drilling program which led to the discovery of a “gold- grains-in-till” anomaly in Richardson Township.

Mingold Resources followed up on this anomaly in 1988 by staking 85 claims and optioning patented lands in Richardson Township and neighbouring areas. Despite employing various sampling methods, including reverse circulation (RC) drilling, sampling results were considered inconclusive.

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6.2.1       Nuinsco (1990-2004)

In 1990, Nuinsco acquired the property and began exploration in 1993. Between 1993 and 2004, Nuinsco completed 597 reverse circulation (RC) holes and 217 diamond drill holes (for a total of 49,515 m). The program resulted in the discovery of three significant zones of gold mineralization: the 17 Zone in 1994, the 34 Zone in 1995, and the 433 Zone in 1997. Nuinsco later drilled eight diamond drill holes (1,549 m) in 2004 to test the depth continuity of the 34 Zone. A summary of Nuinsco's exploration activities is provided in Table 6-1 .

Table 6-1: Summary of Nuinsco exploration activities (1993-2004)

Year	Activity	Company
1993	Rota-sonic drilling	Midwest Drilling
	IP and magnetometer survey	Val d'Or Géophysique
	Landsat linear study	DOZ Consulting Group
	Reconnaissance mapping and sampling	Nuinsco Resources
1994	Rota-sonic drilling	Midwest Drilling
	Reverse circulation drilling	Bradley Bros. - Overburden Drilling
	Diamond drilling	Ultra Mobile Diamond Drilling
	Grid mapping and sampling	Nuinsco Resources
	Soil sampling / Enzyme leach	Nuinsco Resources
1995	Reverse circulation drilling	Bradley Bros. - Overburden Drilling
	Diamond drilling	Ultra Mobile Diamond Drilling
	IP survey	JVX Geophysics
	Trenching and stripping, mapping	Nuinsco Resources
	Soil sampling / enzyme leach	Nuinsco Resources
1996	Reverse circulation drilling	Bradley Bros. - Overburden Drilling
	Diamond drilling	Ultra Mobile Diamond Drilling
	Diamond drilling	Bradley Brothers Diamond Drilling
	UTEM survey	Lamontagne Geophysics
	Surface pulse EM survey	Crone Geophysics and JVX Geophysics
	Borehole pulse EM survey	Crone Geophysics and JVX Geophysics
	IP and magnetic survey	JVX Geophysics
	Outcrop stripping	Nuinsco Resources
1997	Reverse circulation drilling	Bradley Bros. - Overburden Drilling
	Diamond drilling	Ultra Mobile Diamond Drilling
	Diamond drilling	Bradley Brothers Diamond Drilling
	Airborne EM and magnetic survey	Geoterrex-Dighem
	Surface and borehole pulse EM survey	Crone Geophysics
	IP survey	Quantec IP
	Local detailed mapping and outcrop stripping	Nuinsco Resources
1998	Surface pulse EM survey	Crone Geophysics
	Diamond drilling	Ultra Mobile Diamond Drilling.
	Reverse circulation drilling	Bradley Bros. - Overburden Drilling
	Line cutting / magnetometer survey	Mtec Geophysics Inc.
	Diamond drilling	Ultra Mobile Diamond Drilling

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Technical Report Rainy River Mine

Year	Activity	Company
1999	Diamond drilling	Ultra Mobile Diamond Drilling
	Diamond drilling	Bradley Brothers. - Diamond Drilling
2000	Airborne EM and magnetic survey	Aeroquest Limited
2001	Mapping / prospecting	Nuinsco Resources
2000 -2001	Geochemical compilation	Franklin Geoscience and Nuinsco personnel
2001- 2002	Magnetotelluric geophysical survey	Phoenix Geophysics
	Diamond drilling	Bradley Bros. - Diamond Drilling
2004	Diamond drilling	Unknown

IP = induced polarization; EM = electromagnetics, UTEM = University of Toronto electromagnetic system.

Source: Modified after Mackie et al., 2003.

6.2.2       Rainy River Resources (2005-2013)

After acquiring the property from Nuinsco in June 2005, Rainy River Resources re-logged key sections of the drill core and entered the available data into an Excel database. Rainy River Resources conducted multiple diamond drilling programs between 2005 and 2013, totalizing 688,645 m of drilling in 1,407 diamond drill holes.

In August 2012, Rainy River Resources discovered the Intrepid Zone situated 1 km east of the proposed open pit and drilled 225 diamond drill holes (77,969 m) between August 2012 and June 2013 to define the Intrepid Zone. By June 2013, several zones of significant gold mineralization had been defined over a 3.5 km strike length on the property.

In May 2013, Rainy River Resources published a Feasibility Study for the Rainy River project (BBA, 2013) based on 1,435 diamond drill holes (662,849 m) from both Nuinsco and Rainy River Resources, representing drill results through July 10, 2012,.

In 2013, Rainy River Resources also performed a mobile metal ion (MMI) soil survey over the Intrepid Zone. This survey revealed a weak to moderate gold anomaly that did not align with the surface projection of the Intrepid Zone mineralization.

Details of exploration and infill drilling campaigns by Rainy River Resources are provided in Section 10. A summary of Rainy River Resources’ non-drilling exploration activities is provided in Table 6-2.

Table 6-2: Summary of Rainy River Resources exploration activities

Year	Activity	Company
2005	Re-Log 21 DDH, structure & geology of Caldera Model	L.D. Ayres
	Summary of structural observations	G. Zhang
	Petrography and mineralogy	R.P. Taylor
	Structure and geology of Richardson Township	H. Paulsen
2006	Report of re-logging of Nuinsco DDH core	L.D. Ayres
	VTEM airborne geophysical survey	Geotech Limited
	U-Pb Zircon age dating	Geospec Consultants Limited
	Petrographic and mineralogical report	E. Schandl
	Structure and geology review	K. H. Paulsen
	3D borehole pulse EM survey	Crone Geophysics and Exploration

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Year	Activity	Company
2007	IP Survey of 9 holes, 3D conductivity inversion	JVX Limited
	Models line cutting	Archer Exploration Inc.
	Ground gravity and EM survey	Abitibi Geophysics
2008	Titan 24 survey	Quantec Geoscience
	Airborne magnetic gradiometer survey	Fugro Airborne Surveys, Corp.
	Regional geophysical interpretation	J. Siddorn - SRK
	Socio-economic scoping study draft report	Klohn, Crippen and Berger Ltd.
	Preliminary pit slope design and waste management assessment	Klohn, Crippen and Berger Ltd.
2009	Age dating of lithologies	University of Toronto Geochronology Lab
	Surficial drainage project	K. Smart Associates Limited
	Socio-environmental baseline assessment, acid leach test	Klohn Crippen Berger Ltd.
	LiDAR survey	LiDAR Services International
2010	Preliminary metallurgical testing and metallurgical testwork	SGS Canada Inc.
	Environmental baseline studies, DD-4 geotechnical DDH (1,405 m)	Klohn Crippen Berger Ltd
	Review of pit slope design, structural study	SRK
	Memorandum of understanding with Fort Francis Chiefs Secretariat	Rainy River Resources Ltd.
	M.Sc Thesis on Richardson Deposit	J. Wartman - University of Minnesota
	Pre-Feasibility open-pit slope design	Klohn Crippen Berger
	New core logging facility	C. Hercun, True-line Construction
	Line cutting geophysical Grid 33 km	Archer Exploration Inc.
	Titan survey 33 km	Quantec Geoscience
	Application for Advanced Exploration Permit	G. Macdonald, K. Stanfield
2011	88 km high-sensitivity potassium magnetometer ground survey	RDF Consulting
	Environmental baseline gap analysis	AMEC Earth and Environmental
	First quarter QA/QC report	Analytical Solutions Ltd.
	Fugro AEM survey	Fugro Airborne Surveys Corp.
	Report on ground gravity surveys, report on borehole surveys	Eastern Geophysics, Gerard Lambert
2012	Mobile metal ion soil surveys - various	Rainy River Resources Ltd.
	Report on 34 zone & Pinewood Ni, Cu & PGE mineralization	Revelation Geoscience Ltd.
	Intrepid density measurements data	ALS Chemex Laboratory
2013	Soil gas hydrocarbon orientation survey	Rainy River Resources Ltd.
	Mobile metal ion soil survey - Intrepid	Rainy River Resources Ltd.

VTEM: versatile time domain electromagnetic; LiDAR: light detection and ranging remote sensing; AEM: airborne electromagnetics, DDH: diamond drill hole.

6.2.3       Bayfield Ventures

In September 2007, Bayfield Ventures optioned the Burns Block, a single patented claim located East of the ODM Zone, and extending to the western side of the Intrepid Zone.

Bayfield Ventures conducted an airborne geophysics survey in December 2010. The geophysical sensors included a versatile time domain electromagnetic system (VTEM) and a cesium magnetometer. The area was flown North to South with traverse spacing of 100 metres.

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Between 2010 and 2014, Bayfield drilled 102,380 metres in 317 diamond drill holes. In 2010-2011, the drilling program aimed to test the eastern extension of the ODM mineralization. From 2012 and 2014, the drilling program mostly focused on the lower western extension of the Intrepid Zone located within the Burns Block. Table 6-3 summarizes this work.

Table 6-3: Summary of Bayfield Ventures exploration activities

Year	Activity	Company
2010	VTEM airborne geophysical survey	Geotech Limited
2010-2014	Diamond Drilling	Rodren Drilling Limited
6.3	Historical Mineral Resource and Mineral Reserve Estimates

Although a number of historical Mineral Resource estimates and Mineral Reserve estimates have been prepared for Rainy River throughout its life, none of these estimates are currently regarded as significant.

6.4	Past Production

The Rainy River Mine commenced open-pit stripping activities in 2016. Ore processing commenced in September 2017 and commercial production in mid-October 2017. Underground development started in June 2021, with processing of the first underground ore in September 2022. From 2017 to 2024, Rainy River has produced approximately 1.68 Moz of gold and 2.94 Moz of silver, as summarized in Table 6-4.

Table 6-4 Production from Rainy River Mine 2017-2024

Year	Tonnes Processed (000)	Gold			Silver
		Grade (g/t Au)	Recovery (%)	Production (oz Au)	Grade (g/t Ag)	Recovery (%)	Production (oz Ag)
2017	977	0.94	86.10	28,509	2.20	56.60	44,351
2018	6,546	1.25	86.00	227,284	1.99	60.00	248,455
2019	8,023	1.08	90.97	253,772	1.83	58.37	282,053
2020	8,819	0.91	89.67	228,919	2.45	51.89	361,862
2021	9,250	0.88	89.47	234,469	3.40	60.90	611,433
2022	8,602	0.91	91.32	229,822	2.39	61.78	402,964
2023	8,764	0.97	90.53	253,745	2.74	59.61	472,018
2024	8,990	0.85	91.92	225,694	2.92	61.37	517,042
Total	59,971	0.97	89.94	1,682,214	2.52	59.39	2,940,178

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Technical Report Rainy River Mine

7	Geological Setting and Mineralization
7.1	Regional Geology

The Rainy River Mine is located within the 2.7 billion years (Ga) old Neoarchean Rainy River Greenstone Belt, which forms part of the Wabigoon Subprovince of the Superior Province (Figure 7-1). The Superior Province is the largest geological province of the Canadian Shield and forms the core of the present-day North American continent. It is interpreted to have formed through the successive accretion and docking of multiple terranes (Percival et al., 2006).

The Wabigoon Subprovince is a 900 km long, east-west trending lenticular volcano-plutonic terrane located in the west part of the Superior Province. It is subdivided into two domains, the Eastern Wabigoon and the Western Wabigoon domains, which are separated by the Winnipeg River Terrane (Percival et al., 2006). The Rainy River Mine is located in the Western Wabigoon Domain.

The Western Wabigoon Domain consists mainly of mafic volcanic rocks deposited between ca. 2.74 Ga and 2.72 Ga. They are tholeiitic and calc-alkalic in composition and are interpreted to represent oceanic crust and volcanic arc sequences, respectively (Percival et al. 2006). These rocks were intruded by 2.74 Ga to 2.66 Ga plutonic rocks which include synvolcanic tonalite-diorite-granodiorite batholiths, sanukitoid (high-magnesium) monzodiorite intrusions, and monzogranite batholiths and plutons (Percival et al. 2006). The volcanic and intrusive sequences are overlain by ca. 2.71 Ga to 2.70 Ga volcano-sedimentary sequences and are locally unconformably overlain by immature clastic sedimentary sequences derived from local granite-greenstone belt rocks.

In the vicinity of the Rainy River Mine, the Wabigoon Subprovince is bounded to the south by the Late-Archean Seine River‒Rainy Lake Fault and the Quetico Fault. The Quetico Fault splays off the Subprovince boundary and trends west through the Western Wabigoon Domain.

Regional metamorphic grade of Archean rocks is typically greenschist to lower-middle amphibolite facies, although upper amphibolite facies mineral assemblages locally occur adjacent to batholiths.

Three phases of glaciation are recorded in the far Western Wabigoon / Rainy River area (Barnett 1992). The initial phase of glaciation comprises till of the Labrador Sector of the Laurentide Ice Sheet derived from and deposited directly on Archean basement rocks. As the Labradorean ice sheet retreated, a thick, electrically conductive, barren glaciolacustrine clay and silt horizon originating eastward from glacial Lake Agassiz was deposited. The Keewatin Sector of the Laurentide Ice Sheet then advanced over the area and deposited an argillaceous till of western provenance on top of the clay and silt horizon.

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  Figure 7-1: Geological map of the Superior Province

7.2	Local Geology

The Rainy River property covers a 50 km-long segment of the 70 km long Rainy River Greenstone Belt (Figure 7-2). In this area, the greenstone belt is bounded by granitic batholiths to the north and to the east, and by the Quetico Fault to the south. In the northeast portion of the property, the Rainy River Greenstone Belt is contiguous and merges with the Kakagi-Rowan Lakes Greenstone Belt.

The geology of the property is dominated by tholeiitic mafic volcanic rocks cored by a younger sequence of calc-alkaline felsic volcaniclastic rocks (which hosts the Rainy River deposits) and by the Off Lake Dyke Complex which represents their intrusive equivalents. The Off Lake Dyke Complex, and other distinctive felsic dykes that cut through the mafic volcanic rocks north of the Rainy River Mine, are interpreted as feeder dykes to the felsic volcanic-intrusive system linked to mineralization. Later post-mineral granitic intrusions also occur and intrude both the mafic and felsic rocks (Figure 7-2 and Figure 7-3). A sequence of metasedimentary rocks bounds the volcanic rocks to the south of the property. The southwest part of the property is covered by extensive overburden derived from the Labradorean and Keewatin ice sheets. Therefore, in this area, the bedrock geology is interpreted exclusively from available drilling and geophysical interpretation.

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The Rainy River Greenstone Belt experienced early thrusting and folding associated with north-south oriented D1 shortening, followed by strike-slip D2 deformation localized along east to east-southeast-trending shear zones and north-northeast-trending shear zones (Siddorn, 2007; Hrabi and Vos, 2010; Rankin, 2013; Pelletier, 2016). D2 deformation also resulted in a penetrative steep east-southeast- to northeast-striking foliation, which remains the dominant fabric observed throughout the Rainy River property. Late northeast-southwest-oriented D3 compression resulted in broad open folding of the greenstone belt and of pre-existing structures.

As described in section 7.1, three major glaciation events impacted the Rainy River area including the initial glaciation associated with the southeast advancement of the Labradorean ice sheet that deposited a layer of stony till directly overlying all bedrock throughout the property (Averill, 2013; Dyke et al., 1989). This till was derived from the underlying bedrock and therefore consisted of glacially scoured portions of all exposed rock at the time, including clasts of gold-rich mineralization of the Rainy River deposit. As a result of the scouring of the bedrock and advancing of the ice sheet, a greater than 15 km long southwest-oriented dispersal train of anomalous gold grains, auriferous pyrite, and copper-zinc sulphides in till was generated originating from the Rainy River deposit (Averill, 2013).

Following the deposition of the Labradorean bedrock derived till, the Rainy River area was partially flooded by meltwater spreading eastward from glacial Lake Agassiz (Nielsen et al., 1981), and an ice lobe related to the Keewatin ice centre west of Hudson Bay then advanced eastward through this lake resulting in the deposition of a thick conductive layer of clay-rich Keewatin till. This till overlies the bedrock-derived Labradorean till, can be greater than 40 metres thick, and covers the entire southwest portion of the Rainy River tenure, including the mine site. The northeast extent of this thick clay-rich till cover can be seen in Figure 7-2.

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   Figure 7-2: Bedrock geology of the Rainy River Mine and surrounding area

7.3	Property Geology

Rainy River is a gold-rich volcanogenic massive sulphide (VMS) deposit that has been subjected to post-mineral deformation. Gold and silver mineralization are associated with lenticular zones of pyrite-sphalerite stringers and disseminations hosted in calc-alkaline felsic and intermediate volcanic rocks. The current geometry of the deposit results from the initial primary geological setting; subsequent deformation that folded, transposed, and sheared mineralized lenses and host rock units; and later post-tectonic intrusions that locally cut through the deposit area. In the mine area, stratigraphic units trend east-west and dip to the south, subparallel to the main regional foliation.

A summary of the lithological units, structural geology features, and mineralization styles that characterize the Rainy River deposit and its surrounding rocks is provided below.

7.3.1       Lithology

The local geology is outlined as a schematic stratigraphic column in Figure 7-3, and is represented in Figure 7-4 as a plan view, thick slice, through the deposit’s 3D geological model. The volcanic and sedimentary units are summarized below from north to south; this is followed by a description of the intrusive units.

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Layered Rocks

Mafic Volcanic Rocks

Mafic volcanic rocks bound the felsic volcanic rocks to the north and south. The mafic rocks comprise high-iron and high-magnesium coarse-grained massive lava flows, pillow lava flows, and flow breccias. The southern mafic rock sequence is not as well documented but is interpreted to be analogous to the northern sequence.

Subordinate dacitic tuff and intrusive quartz-feldspar porphyry dykes and sills commonly intrude the mafic volcanic rocks.

Pyritic Sedimentary Rocks

Overlying the northern mafic volcanic rocks are a series of pyrite-bearing siliceous to chloritic greywacke units, interpreted to be derived predominantly from intermediate to mafic volcanic rocks. The upper portions of these units are interbedded with quartz-eye dacitic tuff units.

Felsic Volcanic Rocks

The felsic volcanic rock unit forms the main mine host rocks but also occurs as an overlying upper felsic sequence. The main sequence overlies the pyritic sedimentary rocks; it comprises a complex succession of fine-grained quartz-eye dacite and fine-grained ash tuff units interbedded with subordinate heterolithic volcaniclastic layers, coarse-grained lapilli tuff units, and local sedimentary and exhalative units. A high proportion of what appear to be coarse volcaniclastic rocks may in fact be massive flows or tuff units overprinted by strong anastomosing foliation and sericite alteration.

The upper felsic succession is a few hundred-metres-thick and extends east and west beyond the deposit area for several kilometres. It has been interpreted as a quartz-phyric rhyolite.

Massive Intermediate Flows and Other Mafic Volcanic Rocks

A series of intermediate to mafic volcanic lava flows immediately overlies the felsic fragmental volcanic rocks; ranging from fine-grained porphyritic quartz dacite to notably homogenous massive magnetite-bearing mafic volcanic rocks, locally with pillowed mafic flows.

Pinewood Sedimentary Rocks

The Pinewood sedimentary package is predominantly composed of greywacke and argillite. The sequence conformably overlies massive mafic volcanic rocks, where a pyritic metal-bearing graphitic unit marks the contact. The upper contact of the succession is interbedded with the upper felsic succession.

Intrusive Rocks

In the deposit area, the host volcano-sedimentary rocks are intruded by felsic to ultramafic rocks, and to the east of the deposit by the Black Hawk monzonitic stock. These intrusive rocks are described below.

Felsic Porphyritic Dykes

Swarms of porphyritic felsic dykes intrude the northern mafic volcanic succession. They range in thickness up to several tens of metres. It has been suggested that these dykes represent the conduits that fed the overlying felsic volcanic rocks that host mineralization. They have been variably interpreted and often described as dacitic tuff units due to their similar composition and appearance within the overlying felsic volcanic succession. Historically, these intrusive units have been referred to as the Georgeson/Feeder Porphyries.

Ultramafic-Mafic Dykes and Sills

Ultramafic to mafic dykes and sills cut through the volcanic stratigraphy. These units include dunite, pyroxenite, pyroxene gabbro, and gabbro; they locally can contain significant sulphide mineralization enriched in copper, nickel, gold, and platinum group metals. One such example is the historical 34 Zone which is hosted in a late-stage mafic-ultramafic intrusion that crosscuts the ODM and 17 zones.

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Black Hawk Intrusion

The Black Hawk Intrusion is a quartz-monzonite to granodiorite stock that comprises two phases. An early phase forms the rim of the intrusion, and consists of a weakly foliated, notably magnetic, massive to pegmatitic quartz-monzonite with minor granodiorite. A later phase, consisting of equigranular coarse-grained granodiorite, forms the central core of the stock. Associated magnetic aplitic to pegmatitic dykes, compositionally similar to the early phase, intrude the surrounding metavolcanic rocks. This intrusion defines a topographic high to the east of the deposit.

Proterozoic Diabase Dykes

A northwest-trending and steeply dipping diabase dyke crosscuts the entire stratigraphy and mineralized zones in the deposit area.

Figure 7-3: Stratigraphic column for the Rainy River deposit area

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7.3.2       Structural Geology

The structural geology and the tectonic history of Western Wabigoon Subprovince and Rainy River area were studied extensively (Blackburn et al., 1991; Sanborn-Barrie, 1991; Percival et al., 2006; Poulsen, 2005, 2006; Percival et al., 2007; Siddorn, 2007; Hrabi & Vos, 2010; Wartman, 2011; Rankin, 2013; Pelletier, 2016). The results of these studies have been integrated into New Gold’s internal interpretations, outlined in the following structural geology summary.

Primary Geological Setting

Prior to deformation, the Wabigoon Subprovince formed within an oceanic arc setting resulting from protracted ultramafic to felsic volcanism and sedimentation. Initial synvolcanic VMS-style mineralization is interpreted to have occurred during this period.

D1 Deformation

The Wabigoon Subprovince subsequently collided with and was thrust northerly over the Winnipeg River Subprovince during the Kenoran Orogeny. Within the Rainy River area, this north-directed compression resulted in north-trending upright folds and associated thrusts; it was responsible for juxtaposing older volcanic rocks on top of younger units (Figure 7-3). D1 folding and thrusting are largely responsible for the current broad-scale distribution of lithological units throughout the Rainy River Greenstone Belt.

D2 Deformation

As the orogeny progressed, north-south compression transitioned to northwest-southeast transpression, resulting in belt-scale conjugate east- to east-southeast-trending and northeast-trending sub-vertical strike-slip-dominated shear zones, tight isoclinal folding, east- to northeast-trending penetrative foliation, and a steep southwest-plunging stretching lineation. These structures overprint stratigraphy, mineralization, and D1 structures, and represent the main fabrics observed throughout the Rainy River deposit and property.

Orogenic-style gold mineralization occurred during this period and was superimposed on pre-existing mineralization (as indicated by visible gold in quartz veins seen in Figure 7-5B).

D3 Deformation

The Rainy River greenstone belt was subsequently folded into broad open belt-scale folds with north-northeast trending axial planes. No penetrative foliation is associated with this event, although subvertical brittle-ductile faults and emplacement of coeval late granitic intrusions (Blackhawk Intrusion) were focused along D3 axial planes.

D4 Deformation

The final stage of deformation is characterized by the late- to post-tectonic emplacement of northwest-trending Paleoproterozoic diabase dykes and associated brittle faults.

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Figure 7-4: Plan view of geological model

7.3.3       Mineralization and Alteration

The Rainy River Mine consists of gold-rich volcanogenic massive sulphide (VMS) mineralization occurring as sulphide and quartz-sulphide stringers hosted within a sequence of felsic volcaniclastic rocks. Primary VMS-style gold mineralization was later deformed by subsequent tectonic deformation, producing a secondary type of mineralization. The Rainy River deposit comprises multiple distinct zones of mineralization and alteration, as displayed in Figure 7-4 and discussed below. The mineralized zones can be grouped into the Main Zone (ODM, 17, 433, HS, NW Trend, and Cap Zone), Intrepid Zone, and Other Zones (34 and other zones), which are minor and or peripheral to the deposit and therefore not displayed in Figure 7-4. Previous open-pit mining has focused on the ODM, 433, and HS zones. Additional details on mineralized zones contained within the Mineral Resource is provided in Section 14.

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ODM and 17 Zones

The ODM and 17 Zones form a series of continuous east-west trending, south-dipping lenticular domains, with ODME to the west and 17 to the east. They are hosted within calc-alkaline dacite of the felsic volcanic succession. To date, the ODM and 17 Zones have been collectively defined over a strike extent of 1,800 m and to depths of 1,200 m, with a true width of approximately 200 m. High-grade lenses plunge moderately to the southwest (aligned with the L2 stretching lineation). Mineralization in the ODM and 17 zones remains open at depth. These zones are considered part of the Main Zone.

Three styles of gold mineralization occur in the ODM and 17 zones:

•	Low-grade intervals are characterized by tightly folded pyrite stringers and disseminated pyrite in sericite-quartz-chlorite-altered host rocks.
•	Moderate-grade intervals are characterized by tightly folded and foliation-parallel pyrite ± sphalerite stringers, commonly associated with stronger silica and weak garnet alteration.
•	High-grade gold mineralization is associated with deformed quartz-pyrite-gold veinlets that overprint other styles of mineralization.

Examples are shown in Figure 7-5 A, B, and E.

433 Zone

The 433 Zone is located approximately 500 m north of the ODM Zone. It is hosted in strongly sericitized calc-alkaline dacite rocks and minor tholeiitic basalts. The 433 Zone forms a cigar-shaped lens which plunges steeply to the southwest. This zone has a strike length of 325 m, a vertical depth of approximately 1,000 m, and a true width of up to 125 m. It remains open at depth. The 433 zone is considered part of the Main Zone.

Gold mineralization is similar to that of the ODM and 17 zones but with minor differences:

•	Host rocks are altered to chlorite in 433 Zone in contrast to sericite in the ODM and 17 zones.
•	The 433 Zone includes the presence of altered heterolithic conglomerate.
•	Chalcopyrite and chlorite are associated with high-grade quartz-pyrite-gold veinlets Figure 7-5C.

HS Zone

The HS Zone, located between the ODM and 433 zones, comprises a series of small, discontinuous southwest-plunging and flattened shoots of mineralization. The overall zone has a current strike length of 700 m, extends to a vertical depth of approximately 1,000 m, and remains open at depth. The HS Zone is considered part of the Main Zone.

Discontinuous, irregular gold mineralization is hosted within the felsic volcanic rocks and is associated with < 2 cm thick sulphide-rich veinlets composed of pyrite and traces of chalcopyrite and iron-poor sphalerite. Veinlets are typically parallel to the main foliation and strongly deformed, showing flattening, folding, and transposition of veins parallel to the main foliation.

NW Trend

The NW Trend occurs west of the ODM Zone. It consists of a series of discontinuous 5 to 10 m wide mineralized lenses that strike approximately southeast and dips in average 50° to the southwest. Individual lenses encompass a strike length of between 50 and 500 m. Collectively these zones occur over an area of approximately 500 by 1,200 m and have been defined to depths of 60 to 500 m. The NW Trend mineralized lenses are considered part of the Main Zone.

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The NW Trend is composed of stockworks of discrete centimetre-scale anastomosing and folded quartz and quartz-carbonate veinlets. Mineralization is hosted predominantly in strongly deformed felsic to intermediate volcanic rocks (analogous to the ODM and 17 zones) and adjacent mafic volcanic flows. The NW Trend is characterized by intense sericitic alteration and much stronger deformation than that in the core of the deposit, with a strong pervasive shear fabric that is locally mylonitic in texture. The veinlets are variably mineralized with pyrite, iron-poor sphalerite, chalcopyrite, galena, native silver, electrum, and native gold.

Cap Zone

The Cap Zone, located approximately 200 m to the south of the ODM Zone, is hosted in both tholeiitic basalt and calc-alkaline volcanic rocks of the southern mafic volcanic succession. The Cap Zone has been defined over a strike length of 600 m, up to 150 m wide, to a depth of 750 m, is still open at depth. The Cap Zone is considered part of the Main Zone.

Typical Cap Zone gold mineralization occurs as sulphide bands, stockwork, and disseminations, with higher-grade gold mineralization associated with deformed quartz-ankerite-pyrite shear and extensional veins (Figure 7-5D). Mineralization is hosted in quartz-ankerite-pyrite-altered mafic volcanic rocks. The Cap Zone has a higher pyrite and chalcopyrite content than the ODM, 17, and 433 zones.

Intrepid Zone

The Intrepid Zone is located approximately 800 m east of the ODM and 17 zones within dacitic tuff and breccia units of the felsic volcanic succession. The Intrepid Zone has been defined over a strike length of 410 m and to a depth of 650 m. The width of the zone is variable, ranging between 10 to 60 m. The Intrepid Zone is considered as its own zone.

Typical Intrepid gold mineralization occurs as sulphide bands, stockwork, and disseminations, with high-grade gold and silver mineralization associated with deformed quartz-pyrite veinlets that overprint other mineralization styles. Iron-poor sphalerite stringers are commonly associated to the high-grade gold mineralization.

34 Zone

The 34 Zone comprises magmatic nickel copper sulphide mineralization associated with precious metals (gold, platinum group metals) within a tubular, approximately 100 m thick, late-stage pyroxenite gabbro intrusion which crosscuts the ODM and 17 zones and postdates the main gold mineralization event. The host pyroxenite-gabbro intrusion is not metamorphosed but is locally altered to serpentine and talc. Magmatic sulphide textures vary from massive to net-textured to disseminated. Gold and silver mineralization occur within 5 to 50 m thick discontinuous northeast-trending pods over a strike length of 500 m and a down-dip plunge of 100 m. The 34 zone is considered part of the Other Zones.

Other Zones

VMS-style mineralization also occurs to the northeast of the mine, within and along the margins of the Off Lake Dyke Complex. In addition, orogenic-style vein and shear-hosted gold mineralization are observed in the north and northeast portion of the property, within the mafic volcanic rocks and adjacent granitic rocks. This mineralization is classified as Other Zones.

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A
B
Visible Gold
195.5 g/t
C
4157 g/t
D
1.27 g/t
E
261.7m
3.2 g/t
265.4m
13.3 g/t
268.4m
7.0 g/t

Source: SRK 2011; New Gold, November 2024

newgold

Figure 7-5: Representative typical sulphide stringers in mineralized drill core

A: Tightly folded sulphide stringers characteristic of the Rainy River deposit.

B: OMD/17 Zone: High-grade gold mineralization showing deformed quartz-pyrite vein with visible gold along boudin neck (Hole NR06-51 at 251.1 m).

C: 433 Zone: High-grade gold mineralization showing quartz-pyrite-chalcopyrite-gold veins crosscutting foliation, and disseminated pyrite in quartz-sericite-altered dacite (Hole NR07-218 at 305.2 m).

D: Cap Zone: Gold mineralization showing abundant pyrite-chalcopyrite stringers within mafic volcanic sequence (Hole NR10-474 at 234.0 m).

E: OMD/17 Zone: Gold mineralization showing deformed pyrite-sphalerite stringers in quartz-sericite- chlorite-altered dacite (Hole NR06-51 at downhole interval as indicated)

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Controls on Gold Mineralization

Gold mineralization is interpreted to have been initially emplaced in a synvolcanic setting along favourable stratigraphic horizons, primarily within the felsic volcanic succession, consistent with VMS-style mineralization models (Pelletier, 2016). Mineralization is interpreted to have been subsequently strongly deformed and overprinted by the D2 deformation event (Siddorn 2007; Hrabi and Vos 2010), as supported by the following features:

•	Presence of strongly developed shear fabric throughout the deposit.
•	Extensive folding of sulphide mineralization (Figure 7-5A).
•	Rotation and alignment of structural features (fold axes, boudin necks, stretching lineation) and mineralized domains subparallel to the L2 stretching lineation.

Early during the D2 deformation, quartz-sulphide veins with visible gold were emplaced throughout the deposit, resulting locally in higher grades. These veins are variably deformed, suggesting they experienced some but not all of the tectonic deformation. These mineralizing and deformation events account for most of the current geometry and distribution of mineralization at the Rainy River deposit.

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8	Deposit Types

Rainy River is interpreted to be an auriferous volcanogenic massive sulphide (VMS) deposit with a primary synvolcanic source and a secondary syn-tectonic mineralization event that deformed and enriched primary mineralization (Pelletier, 2016; Mercier-Langevin et al., 2015). VMS mineralization typically occurs within submarine environments at spreading centres where circulating hydrothermal fluids collect, enrich and transport the metals, and precipitate them as massive- to semi-massive sulphide mineralization at or below the seafloor (Franklin et al., 2005). VMS style mineralization primarily comprises base metal sulphide minerals such as pyrite, chalcopyrite, galena and sphalerite, varying amounts of precious metals (gold and silver), and commonly exhibit zonation of both metals and associated alteration. Mineralization often occurs as semi-massive to massive lenses at or near the seafloor, at times underlain by a network of sulphide stringers. VMS deposits can range in size from tens of metres to multiple kilometres, often occurring in clusters.

VMS deposits of the Superior Province have been studied extensively. The following characteristics of these deposits are also shared by the Rainy River deposit and are being applied for exploration targeting purposes:

•	Strata-bound sulphide mineralization.
•	Felsic volcanic host rocks.
•	Characteristic metal and alteration zonation related to proximity to heat source.
•	A tectonic setting related to submarine volcanism.

One notable difference between the Rainy River deposit and typical VMS systems is the style of sulphide mineralization, which at Rainy River is disseminated and stockwork/stringer dominated, rather than typical VMS-style massive sulphide lenses. Massive sulphide lenses do not appear to occur within the Rainy River deposit.

The initial stage of mineralization at Rainy River has been interpreted as coeval deposition of base metal and gold mineralization (Wartman, 2011; Pelletier, 2016) in a synvolcanic setting. Evidence for this includes the spatial correlation of gold, base metals, and hydrothermal alteration, the presences of pyrite with gold-rich cores and barren rims, and the stratiform distribution of mineralization within porous felsic volcaniclastic rocks.

Following the initial VMS-style mineralizing event, the area experienced protracted deformation (Section 7.3.2), which eventually concentrated gold mineralization within shear zones, and folded, boudinaged, and ultimately transposed mineralization parallel the main southeast-plunging stretching direction (Hrabi and Vos, 2010; Pelletier 2016).

At Rainy River, gold and silver are the dominant metals. The base metal (Cu-Pb-Zn) sulphides, although good indicators of the presence of gold, represent less than 10% by volume of the host rock. This is in contrast with other VMS systems that generally contain large amounts of base metals. However, there are multiple examples of gold-rich VMS deposits with high ratios of gold to base metals, such as the Horne, Lemoine, Lalor deposits, etc. (Mercier-Langevin et al., 2015, and references therein).

Other notable gold-rich VMS deposits within the Superior Province include those of the Doyon-Bousquet-LaRonde camp within the Abitibi greenstone belt. One of these, the North Corridor ore zone of the Westwood deposit, has been considered an analogue to the Rainy River deposit (Pelletier, 2016) as the gold mineralization there is also associated with pyrite, sphalerite, and chalcopyrite disseminations (and massive to semi-massive sulphides), and, similar to Rainy River, higher-grade mineralization is associated with sericite-quartz pyrite alteration hosted in high permeability rocks (Yergeau et al., 2015).

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9	Exploration

New Gold has completed multiple exploration programs since it took ownership in 2013. Exploration activities completed by New Gold (other than exploration drilling) are summarized in Table 9-1 and their location is displayed in Figure 9-1.

Table 9-1: Summary of exploration activities by New Gold

Date	Activity	Performed by
Jul-Oct 2013	2,085-sample MMI geochemical survey	New Gold geologists
Jul-Nov 2013	56,000 m re-logging program within ODM Zone	New Gold geologists
Jun-Sep 2013	M.Sc. thesis: style, geometry, timing and structure of mineralization	M. Pelletier, Université du Québec
May-Jul 2014	862-sample MMI geochemical survey	New Gold geologists
Jan-May 2015	102,380 m re-logging program within Burns Block claim	New Gold geologists
Apr-Nov 2016	5,000 m Corescan hyperspectral alteration survey	New Gold geologists
May 2015-Dec 2016	1,992-sample SWIR spectral alteration survey	New Gold geologists
2017-2018	Drone Airborne UAV-MAG Survey	Abitibi Geophysics
Aug-Dec 2019	174 rock chip samples, 1,136 soil samples	New Gold geologists
Jun 2020-Nov 2021	231 rock chip samples, 1,303 soil samples	New Gold geologists
May 2022-Aug 2022	168 rock chip samples, 288 soil samples (MMI)	New Gold geologists

MMI =mobile metal ion; SWIR=short-wavelength infrared; UAV=unmanned aerial vehicle; MAG=Magnetic.

Source: New Gold 2021

9.1	Mobile Metal Ion Sampling Programs

Two mobile metal ion (MMI) programs were completed by New Gold on various portions of the property in 2013 and 2014, with 2,085 samples collected in 2013 and 862 samples collected in 2014. The combined programs included various size sampling areas, covering from 3.7 to 7.7 km square, made of 100 m spaced reconnaissance lines with a 25 m sample spacing. The five sampling grids targeted prospective satellite mineralization around the actual pit, but to this day no substantial mineralization has been defined in those areas.

In 2022, another MMI sampling program consisting in 288 soil sample has been completed south of the Pinewood River to delimitate the northwest extension of a MMI anomaly identified by Rainy River Resources in 2012. The grid for this program was made of 100 m spaced lines with a 50 m sample spacing. Results demonstrated the continuity of the surface anomaly to the northwest, but follow up diamond drilling didn’t demonstrate the presence of significant mineralization.

Previous MMI studies were completed prior to New Gold taking ownership in 2013; however, information on these surveys is limited.

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9.2	Relogging Programs

New Gold completed a relogging campaign between July and October 2013. A total of 56,000 m of diamond drill core from key sections of the ODM Zone were relogged to improve the understanding of controls on mineralization. All data were incorporated into the digital database.

In January 2015, New Gold acquired a 100% interest in three additional mineral properties located within the Rainy River area through the acquisition of Bayfield Ventures Ltd. New Gold subsequently relogged 317 boreholes totaling 102,380 m from the Burns Block claim located immediately east of the planned open pit. Geological and assay data collected from the Burns Block drill core were integrated within the Rainy River database and incorporated in an updated Mineral Resource.

9.3	Short-Wavelength infrared (SWIR) Alteration Study

New Gold completed a 1,992-sample SWIR sampling program between May 2015 and December 2016. Core samples taken from the top of drill holes within the deposit area were analyzed using oreXpress (previously called SpecTERRA) to identify white mica and chlorite compositions to determine vectors for mineralization. The results of this program were inconclusive and suggested that the spectral signature of the rocks was affected by thermal overprinting associated with emplacement of the adjacent Black Hawk stock, and therefore not useful as mineralization vector.

9.4	Hyperspectral Alteration Study

New Gold completed a hyperspectral alteration study to determine potential vectors to gold mineralization in 2016. This program comprised the scanning of approximately 5 km of drill core from the Rainy River deposit and surrounding exploration areas using the Corescan hyperspectral system provided by SGS Analytical Services.

Corescan mineral logs and spectral parameters were compared against sample assays, geochemistry, lithology, and magnetic susceptibility logs. Based upon these observations, refinements were made to logging protocols and core was relogged where required.

The Corescan study shows that white micas transition from predominantly phengite peripheral to mineralization zones, to slightly sodic muscovite proximal to mineralization. Chlorite also exhibits a transition from Fe-rich to Mg-rich towards the core of the mineralization.

9.5	M.Sc. Research

A detailed study of the geology of the Rainy River gold deposit was completed by Mireille Pelletier in 2016 as part of an M.Sc. research with the Université du Québec - Institut National de la Recherche Scientifique (Pelletier, 2016). The thesis provided a comprehensive description of the deposit geology and controls on mineralization at the Rainy River deposit, and is referenced throughout sections 7 and 8.

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Figure 9-1: Overview of extents of non-drilling exploration activities

9.6	Unmanned Aerial Vehicle (UAV) Magnetic Survey

High-resolution UAV magnetic surveys were completed by Abitibi Geophysics for New Gold in 2017 and 2018. A total of 2,041 line-kilometres were flown on 50 m spaced lines over four separate regional targets. The UAV survey improved the understanding of geological framework within target areas, including distribution of lithological units and location of major tectonic features. Numerous other geophysical surveys were completed throughout the property prior to New Gold’s ownership and are not discussed herein.

9.7	Surficial Sampling Programs

From 2019 to 2022, the New Gold exploration team completed a regional rock chip and soil sampling campaign to generate regional exploration targets. A total of 573 rock chip samples and 2,727 soil samples were collected, analyzed, and incorporated within the regional database. Sampling grids were planned based on gold surface anomalies from rock and channel sampling or geophysical anomalies, at 100 m line spacing and 50 m sample spacing on each. The samples were targeting the B horizon and taken at an average depth of 25 to 50 cm, with some samples reaching down to 80 cm depth.

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Significant historical grab samples have also been collected but are not discussed herein. Results were combined with geophysical and geological data to generate drill-ready targets.

9.8	Exploration Potential

After seven years of production and continued expansion of Mineral Resources, it is the Qualified Person's opinion that exploration potential remains strong at Rainy River. Ongoing exploration efforts are focusing on expanding Mineral Resources, converting Mineral Resources to Mineral Reserves, and exploring for new mineralized zones within the mine footprint and land package. A summary of the mine’s mineralized zones is provided in 7.3.3 for context. Areas located nearby existing infrastructure have been the focus of New Gold’s 2024 exploration campaign. Exploration results from this recent campaign were summarized in a press release dated September 11, 2024. The results confirmed the extension of gold mineralization along strike at Intrepid and down-plunge at the ODM East and 17-East zones of UG Main, which all remain open.

Three other zones have recently demonstrated exploration potential. Diamond drilling from the connection ramp between Intrepid and UG Main intersected sulphide-bearing gold mineralization at the 1,000-metre-long Gap Area target, which had been so far mostly untested by drilling. Completion of an RC drilling program confirmed the continuity of near-surface gold mineralization and highlighted the presence of high-grade gold mineralization at NW Trend. The same program also confirmed the continuity of near-surface gold mineralization at the 280 Zone. Both these zones remain open down-plunge.

Beyond the mine and within the property, other prospective areas have been identified to the southwest and to the northeast of the mine:

•	Southwest of the mine, the bedrock is covered by significant overburden related to glacial Lake Agassiz (Section 7.2) and this area has therefore received limited historical exploration activities beyond broadly spaced basal till and/or top of bedrock overburden drilling. This is the type of exploration that first led to the discovery of the Rainy River deposit via the analysis of gold-in-till anomalies. Compilation of this historical data, combined with interpretation of geophysical data, has identified multiple till anomalies not associated with the Rainy River deposit, some of which correlate with the continuity of favorable felsic stratigraphic units and high-strain zones. Those anomalies have not been tested yet.
•	To the northeast of the mine, multiple zones of mineralization occur; these include VMS-style mineralization in the Off Lake felsic dyke complex (Figure 7-2), and orogenic shear-hosted gold within the NE Trend and along the northern boundary of the greenstone belt. These targets exhibit anomalous gold and base metal values in surface samples, favorable geology, and have received very limited to no drilling.

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10	Drilling

Drilling on the Rainy River property was executed by different companies and with different drilling methods throughout the years. The different drilling categories are summarized in Table 10-1 and described below:

1-	Near-Mine Exploration, Resource Definition and Resource Expansion: From 1994 to 2017 and in 2019, Nuinsco, Rainy River Resources, Bayfield, and New Gold conducted a series of surface diamond drilling programs which have identified the mineralized zones described in section 7.3.3. Until 2017, drilling usually targeted a spacing of 40 to 60 m to support the estimation and reporting of Indicated Mineral Resources. In addition, as small infill program in 2019 was conducted on the western edge of ODM at spacing of 10-15 m. This category of drilling provides the majority of data included in the resource database used for the 2024 Mineral Resource estimate.
2-	RC Grade Control: Starting in 2018, reverse circulation (RC) drilling was used in combination with blast hole sampling for grade control and ore definition purposes in the open pit. The RC drill holes are typically drilled at 50-60° to a depth of 3 benches (30 m vertical coverage for 45 m holes), with a target spacing of 10-12 m. These holes are included in the resource database and used for statistical analysis and modelling of the resource domains. As the main purpose of this drilling is to support short-term production, these benches have since been mined out, and so the data from these holes do not have a material impact on Mineral Resources.
3-	Regional Exploration: From 2019 to 2022 New Gold conducted two regional exploration drilling programs. One program was located 15 to 20 km northeast of the existing pit and the other drilling campaign consisted of holes drilled 1 to 3 km south and southeast of the pit. Those data are not discussed in detail in this report and are not included in the resource database.
4-	Underground Delineation: This program started in 2022 in the Intrepid Zone and in 2024 in the Main Zone. The delineation program consists of BQ diamond drill core (36.5 mm core diameter) targeting a spacing of 15 m. The purpose of underground delineation drilling is to better define the ore contacts for stope placement and design. The delineation drilling data are included in the resource database and used for the estimation of Mineral Resources.
5-	In 2023, New Gold initiated a new phase of near-mine exploration and resource expansion drilling program in the vicinity of the open-pit and underground workings. The 2023 program consisted of 26 RC drill holes (approximately 2,700 m) in the western extension of the open pit mine. The 2024 drilling program was substantially larger and consisted of different drilling types including surface and underground diamond drilling (both for underground targets) and RC drilling (for open-pit targets). Drilling covered a large area and numerous targets, including NW Trend and other near-surface targets, and the extension of underground mining zones (UG Main, 17 Zone, and Intrepid). Drill spacing was variable depending on the objective; a drill spacing of 30 to 50 m was targeted for conversion of Inferred Mineral Resources to Indicated Mineral Resources, while 80-100 m spacing was targeted for resource addition and testing the down-plunge extension of mineralization. Since the database closure was on August 29, 2024, the only results from the 2024 drilling included in the database were the ones that were available by that date.

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Table 10-1: Summary of drilling campaigns at Rainy River

Category[1]	Period	Company	Drilling Type	In Resource Database?
Near-Mine Exploration Resource Definition Resource Expansion	1994-2017 & 2019	Nuinsco Rainy River Resource Bayfield New Gold	Surface Diamond Drilling	Yes
RC Grade Control (Production)	2018-2024	New Gold	Reverse Circulation (RC)	Yes
Regional Exploration (Outside Mine Footprint)	2019-2022	New Gold	Surface Diamond Drilling	No
Underground Delineation (Production)	2022-2024	New Gold	Underground Diamond Drilling	Yes
Near-Mine Exploration Resource Expansion	2024	New Gold	Surface Diamond Drilling Underground Diamond Drilling Reverse Circulation (RC)	Yes

Note: Early-stage exploration drilling such as gold-in-till RC and top-of-bedrock RC are not listed in the table.

This section describes the drilling programs that were completed by Rainy River Resources and New Gold from 2005 to 2024. Drill procedures used by Nuinsco between 1994 and 2004 and by Bayfield between 2010 and 2014 are not well documented and are therefore not described in this report.

Rainy River Resources’ and New Gold’s drill programs were designed and completed by experienced exploration and production teams under the supervision of site and corporate management.

Surface diamond drill programs completed at the Rainy River deposit and the Intrepid Zone were performed by Bradley Bros. Ltd, Naicatchewenin Development Corporation in partnership with C3 Drilling, Major Drilling Group International Inc., Rodren Drilling Ltd., Orbit Garant Drilling, and Cyr Drilling. Approximately 97% of diamond drill holes have been drilled using NQ tools (47.6 mm core diameter), 2.75% using HQ (63.5 mm core diameter), and 0.25% using PQ (85 mm core diameter).

The underground delineation program initiated in 2022 was performed by Boart Longyear. Drilling occurred from both exploration drifts (Intrepid) and from re-muck bays along the development ramps (Intrepid and UG Main).

In 2023-2024, the exploration RC drilling program in the near-mine and mine-adjacent target was performed by FTE Drilling. Due to lower costs, RC drilling was preferred over diamond drilling when required drill holes were shorter than 200 m and where geological information (lithology, alteration, mineralization) was deemed sufficient for proper geological interpretation and modelling.

Except for underground delineation drilling, RC and diamond drill holes on the Rainy River site were drilled predominantly on northerly directed azimuths at inclinations of between 50° and 82°.

Minimal exploration drilling was carried out from 2018 to 2023 as New Gold was focused on construction and production of the mine, 2024 was the first major drilling campaign at Rainy River since 2017. A complete summary of all core diamond drilling and the exploration 2023-2024 RC drilling at Rainy River Mine is included in Table 10-2. This table does not include any other RC drilling than the 2023-2024 exploration program, nor does it include geotechnical holes or abandoned holes. Drill holes used in the Mineral Resource estimate are a subset of this drilling database as of August 29, 2024. A summary of procedures relating to drilling is provided in the following subsections.

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Table 10-2: Summary of all diamond drilling and 2023-2024 RC drilling at Rainy River

Company	Period	Drilling Type		Exploration Holes [1]		Condemnation Holes
				Count	Metres	Count	Metres
Nuinsco	1994 - 2004	Surface	Diamond drilling	203	49,897
Rainy River Resources	2005 - 2013	Surface	Diamond drilling	1,407	688,645	190	42,628
Bayfield	2010 - 2014 [2]	Surface	Diamond drilling	317	102,380
New Gold	2013	Surface	Diamond drilling	27	9,305	37	7,700
	2014	Surface	Diamond drilling	113	44,452	78	15,690
	2015	Surface	Diamond drilling	50	10,592
	2016	Surface	Diamond drilling	37	5,871
	2017	Surface	Diamond drilling	31	10,546
	2019 [3]	Surface	Diamond drilling	19	4,746
	2020	Surface	Diamond drilling	4	1,298
	2021	Surface	Diamond drilling	13	4,079
	2022	Surface	Diamond drilling	27	8,807
		UG	Delineation Diamond Drilling	115	12,038
	2023	Surface	RC drilling	26	2,669
		UG	Delineation Diamond Drilling	56	8,818
	2024	Surface	Diamond drilling	43	32,235
		UG	Exploration Diamond drilling	23	4,660
		Surface	RC drilling	67	9,436
		UG	Delineation Diamond Drilling	128	16,772
	New Gold total			779	186,324	115	23,390
All	Overall total			2,706	1,027,246	305	66,018

Notes:

1.	This table does not include abandoned, geotechnical, nor RC drill holes, except for the 2023-2024 RC exploration drilling campaign.
2.	Bayfield owned the Burns block located east of ODM and extended to the western side of Intrepid until it was acquired by New Gold in 2015.
3.	1,388 m in 10 holes from infill drilling on the mine property and 3,358 m in 9 holes drilled for regional exploration.

Figure 10-1 shows the location of drill holes in the core portion of the property, and Figure 10-2 shows the collar locations of regional exploration holes drilled northeast of the deposit. Representative drill cross-sections are presented in subsection 10.6 in Figure 10-3 and Figure 10-4.

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  Figure 10-1: Rainy River deposit exploration drill hole location map

From December 2020 to February 2022, New Gold completed a reconnaissance drilling program on the north portion of the Company’s holdings in an area defined as the NE Trend, a 15 km long north-northeast-trending sector interpreted as structural corridor with potential for shear-hosted gold mineralization. A total of 7,907 m in 26 diamond drill holes were completed; a drill hole collar location map for this program is presented in Figure 10-2 . This drilling identified some encouraging geological features and local anomalous gold; evaluation is ongoing and follow-up may be warranted. These results are regional and not included in the resource database.

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420000
430000
440000
5420000
5410000
N
Burditt L.
RAINY RIVER MINE
NE Trend Drilling Locations
Open Pit area
Rainy River Property
Source: New Gold Nov 2024
NAD83, zone 15N
0
5
10
km
newgold

  Figure 10-2: NE trend drill hole location map

10.1	Collar Surveying

Prior to 2024, a hand-held global positioning system (GPS) was used to locate and prepare drilling pads in the field. At the completion of each drill hole a differential GPS (DGPS) was used to survey the casing collar. DGPS accuracy was validated using the location of a known control station.

Since 2023, the location of each surface RC and diamond drill hole collar has been positioned and final drill hole collar recorded using a Leica GR30 High Precision Global Navigation Satellite System Real Time Kinematic Differential Global Positioning System (GNSS RTK DGPS), along with Leica GS14 receivers in the field. Collar surveying has been under the responsibility of trained geologists or geological technicians.

For underground delineation drilling, the location of each underground drill hole collar is established using a Leica TS16 Total Station. The process involves setting up the total station at a suitable control point within the underground network and performing a resection for georeferencing. This georeferencing is achieved by surveying angles and distances to multiple known control points to determine the instrument's precise position in the underground coordinate system. Once the total station is georeferenced, the collar location is marked by measuring and recording its coordinates. The collar position is typically recorded at the middle point of the designated collar location, which may be on the ground, walls, or back of the drift, depending on the specific requirements and geometry of the area.

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10.2	Downhole Surveying

Diamond drill hole deviation surveys completed between 2006 and 2019 were using a Reflex EZ-SHOT™ instrument, and readings were collected at 30 or 50 m intervals. Downhole surveys performed prior to 2006 or by Bayfield used various methods such as acid test, Sure Shot, Sperry-Sun and those were performed at various intervals. At the Intrepid Zone, 60 holes have been resurveyed with a Reflex Gyro at 5 m intervals. An azimuth pointing system was used to determine the azimuth and inclination at the collar.

To address drill hole deviation in deeper holes in 2011, Rainy River Resources utilized Tech Directional Drilling to ensure that deeper drill holes intersected planned targets.

During the 2024 surface diamond drilling program, three tools have been used for downhole surveys; REFLEX GYRO SPRINT-IQTM, IMDEX OMNIxTH42 GYRO, and REFLEX EZ-GYROTM. Single shots were taken at every 30 m and results were provided to New Gold geologists to monitor hole deviation. Once the geologist considered the hole deviation to have stabilized, the frequency of single-shot measurements was adjusted to every 50 m. Except for 9 drill holes, a multi-shot survey was conducted upon completion of drilling with measurements taken at every 3 or 6 m. The multi-shot survey was the preferred method over the single-shot survey and those results were used in the database when available. The drill rig alignments were performed using a REFLEX TN14 GYROCOMPASSTM.

A DeviGyro tool has been used for all RC drill hole dowhole surveys in 2023 and 2024. Multi-shot measurements were taken at every 3 m upon completion of the hole and results were provided to New Gold geologists on a daily basis. RC drills were aligned using a north-seeking DeviAligner tool to ensure proper initial orientation at startup of the drill hole.

The IMDEX Survey Tech Devigyro OX (Overshot Express) survey tool has been used for all downhole surveys for underground diamond drilling. Single shots are taken at 12 m, then again at 30 m intervals until end of hole. Continuous gyro surveys are taken upon end-of-hole and results are provided to the New Gold geologist to monitor hole deviation. The multi-shot survey upon hole completion is the preferred method over the single-shot survey and used in the database when available. The IMEDEX Survey Tech DeviAligner survey tool has been used for all underground drill rig alignments.

10.3	Core Processing and Logging

All diamond drill core is processed and stored at New Gold’s onsite secure core logging facilities which are security-monitored 24 hours per day, seven days per week. The core processing and logging procedures presented hereafter have been in effect throughout the Rainy River Resources and New Gold drill programs.

Core processing includes the collection of core recovery data, magnetic susceptibility, geotechnical data, and geological logging. Core recovery and detailed geotechnical logging protocols were implemented in 2014; they include the characterization of rock quality designation (RQD), joint/fracture analysis, material type, and rock strength. Magnetic susceptibility readings are recorded every 3 m. Geological logging comprises the collection of lithology, alteration, mineralization, and structural data.

Core was not routinely photographed prior to 2024, although significant intersections and features were periodically photographed. In 2024, dry and wet pictures of the diamond drill core have been taken systematically and kept as reference.

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Prior to 2024, core logging data were captured directly onto laptop computers using Datamine’s DHLoggerTM and Maxwell LogChiefTM. Validation protocols were built into the software to ensure data consistency and minimize data collection errors. LogChiefTM logging data was merged into a central Maxwell DatashedTM database where further validation was completed. Geological and assay data were transferred directly from the DataShedTM database into Maptek Vulcan software for three-dimensional (3D) visualization, interpretation, and modelling. 2022-2024 underground delineation drilling also used LogChiefTM as a validation tool to ensure data consistency.

Since 2024, exploration core logging data have been captured in Mx Deposit (by Seequent), a data management platform that enables users to collect, manage, share, and access drill hole- and point-sample-data in the cloud. The software also has validation protocols to ensure data consistency. Data have been regularly exported into .csv files and imported into Leapfrog for visual and data validation.

For RC drilling (both exploration and grade control), geological data was captured by the collection of cuttings by the drilling contractor at every 2 m. A selection of each sample was sieved to collect the 4 to 7 mm fraction in a chip tray. The trays were labelled by interval and hole number and provided to the New Gold geologist. A quick log of the lithology and the alteration for each 2-metre interval was completed by the geologist and recorded in an Excel spreadsheet. The data was then imported into the SQL database using Log Chief.

10.4	Sampling

Limited information is available from Nuisco sampling protocols, but according to database information, the target sample length was 1.5 m and sampling was conducted selectively in the mineralized zones. Bayfield also performed selective sampling in the mineralized zones with a maximum sample length of 1.5 m.

Rainy River Resources initially began sampling entire drill holes at 1.5 m intervals but after approximately eight months, geological understanding improved, and sampling became selective. Sampling focused on specific intervals identified using visual mineralization and alteration criteria. Sampling intervals varied from 1.0 to 1.5 m, with the former used in areas of suspected mineralization. In 2012, Rainy River Resources adjusted sampling procedures so that the entire drill hole was sampled with a sample length of 1.5 m, which was adjusted where required to respect geological boundaries.

Under New Gold, from 2013 to 2015, diamond drill hole sampling was performed for the entire drill hole at regular 1.5 m intervals, but also adjusted to smaller samples to follow geological boundaries. During the period 2016-2017 the average sampling length was changed to 1 m intervals for definition drill holes completed within the open pit. The average length was adjusted to 1.5 m intervals from 2019 to present with shorter samples collected at the contacts between geological domains.

For delineation drilling performed from the underground from 2022 to 2024, selective sampling of the ore zone has been performed, by usually not sampling the top part of the drill hole until the ore zone is reached. Then continuous sampling was done through the ore zone until the end of the drill hole. The minimum and maximum sample lengths are 0.5 and 1.5 m with samples broken at lithology contacts, change in mineralization type or structural or alteration intensity.

Section 11.2 outlines the details on sampling protocols.

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10.5	Sample Recovery

Recovery data on cores samples have been collected since New Gold acquired the property in 2013. Core recoveries from New Gold drill programs vary between 2.33% and 100%, averaging 99.9%. A total of 301 of the 26,443 intervals in the database have recoveries of less than 90%.

10.6	Representative Sections

The following figures show representative sections through the core of the Rainy River deposit (Main Zone, Figure10-3) and the Intrepid Zone (Figure 10-4). Plan and inclined views of the mineralized zones are shown on Figure 7-4 and Figure 14-1.

Figure 10-3: Vertical section of core of Rainy River deposit (Main Zone)

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Figure 10-4: Vertical section of Intrepid Zone

10.7	Comments on Drilling

The Qualified Person is of the opinion that the drilling, core logging, and sample handling procedures have been conducted using industry-accepted practices. The appropriate level of quality and accuracy has been recorded to provide sufficient confidence in the drill hole location for three-dimensional geological, geotechnical, and grade modelling of the Rainy River deposit. It is the Qualified Person’s opinion that there have been no apparent drilling or recovery factors that would materially impact the accuracy and reliability of the drilling results.

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11	Sample Preparation, Analyses, and Security
11.1	Introduction

This section describes the sampling methods, analytical techniques, and assay Quality Assurance/Quality Control (QA/QC) protocols followed during the various programs conducted from 1994 to 2024. The Sampling Methods section (11.2) and the Sample Preparation and Analyses section (11.3) are presented by operators: Nuinsco (1994-2004), Rainy River Resource (2005-2013), Bayfield (2010-2014), and New Gold (2013-2024), as procedures have varied between the different operators. The QA/QC review section (11.6) is divided into external and internal laboratories and further subdivided by time period for the external laboratories.

As described in section 10, various drilling methods have been used by New Gold since 2013. The sampling methods related to the different drilling types are detailed below in this Section. Results from previous operators in the resource database only includes those from surface diamond drilling; information related to exploration RC drilling performed by these companies is therefore not discussed.

All laboratories that have been used, apart from the New Gold’s Rainy River Mine internal laboratory, are independent of the issuers. Samples included in the Mineral Resource estimation database that were processed at the Rainy River Mine internal laboratory are infill sample types: in-pit grade control samples from RC drill hole, samples from diamond drill hole completed for the underground infill campaigns, and chip samples from underground faces.

The 2019 to 2022 regional exploration program is not discussed in this section.

Assessment and descriptions of historical (prior to New Gold ownership) sample preparation and analyses (including QA/QC procedures and results) is summarized from previous technical report (InnovExplo, 2022)

11.2	Sampling Methods

Sampling procedures and sample length varied between each operator and period of time. A summary of sampling types and sample length by operator and year is provided in Table 11-1.

Table 11-1: Sample types and length

Company	Year	Drilling Type[1]	Sample Type	Selective Sampling[2]	Max Sample Length (m)
Nuinsco	1994-2004	Surface Diamond Drilling	Half Core NQ	Yes	1.5
Rainy River Resources	2005	Surface Diamond Drilling	Half Core NQ	No	1.5
	2006-2011	Surface Diamond Drilling	Half Core NQ	Yes	1.0 to 1.5
	2012-2013	Surface Diamond Drilling	Half Core NQ	No	1.5
Bayfield	2010-2014	Surface Diamond Drilling	Half Core NQ (ore) Core Chips (waste)	Yes	1.5 [3]

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Company	Year	Drilling Type[1]	Sample Type	Selective Sampling[2]	Max Sample Length (m)
New Gold	2013-2015	Surface Diamond Drilling	Half Core NQ	No	1.5
	2016-2017	Surface Diamond Drilling	Half Core NQ	No	1.0
	2019	Surface Diamond Drilling	Half Core NQ	No	1.5
	2018-2024	RC Drilling	RC Chips	No	2.0
	2021-2024	Underground Chip Sampling (Channel)	Rock Chips	No	1.0
	2022-2024	Underground Diamond Drilling (Delineation)	Full Core BQ	Yes	1.5
	2024	Surface Diamond Drilling	Half Core NQ	No	1.5
	2024	Underground Diamond Drilling (Exploration)	Half Core NQ	No	1.5

Notes:

1.	For this summary, underground chip face sampling is considered as a type of drilling
2.	Selective sampling occurs when sampling is only done where mineralization is perceived (no sampling of what is visually considered waste rock)
3.	Waste samples had no length limit, 1.5 m is the maximum length for mineralized samples

11.2.1       Nuinsco Resources Ltd. (1994-2004)

Limited information is available for this time period, but Mackie et al. (2003) states that drill core was logged and sampled at the Nuinsco core shack in Richardson Township, with sample splitting achieved through both a hydraulic core splitter and diamond core saw. Samples were bagged and shipped to the ALS Chemex (ALS) preparation lab in Thunder Bay, ON. Accurassay Laboratories Ltd. (Accurassay) also in Thunder Bay, was briefly used. No other sampling methodology information is available for this time period.

11.2.2       Rainy River Resources Ltd. (2005-2013)

Rainy River Resources sampling methodology is summarized from the 2008 Technical Report by Caracle Creek International Consulting Inc (2008).

For each sample the logging geologist inserted two sample tags at the beginning of each marked sample interval, with a third tag remaining in the tag book, recording the hole ID and sample interval. Samples were halved using a core saw, and then rinsed. Half the sample was placed in a bag with one of the tags, the second half remained in the core box with the second tag. Sample bags were stapled shut and packed into labelled rice bags at a frequency of approximately 5 samples per bag.

11.2.3       Bayfield Ventures Corp. (2010-2014)

Sampling methods are summarized from Duke (2014). Samples with perceived mineralization were cut by core saw, with samples not exceeding 1.5 m in length. Half of the drill core was placed in a labelled plastic sample bag together with a unique sample tag matching the bag label. Samples with no perceived mineralization had no length limit. In these instances, the core was not cut but chipped, with chips collected into a sample bag and labelled in the same way as cut core samples. Following completion of core cutting and sample packing, the core boxes containing the second half of the core were stored on outdoor, sheltered racks.

11.2.4       New Gold Inc. (2013-2024)

Drill Core Sampling

New Gold sampling methods for exploration diamond drilling are similar to those of Rainy River Resources. The core is cut in half with a saw. One half of the core is rinsed and placed into a sample bag and the second half is returned to the core box. One sample tag is placed in the sample bag, and a second remains in the core box for reference. The sample bags are stapled shut and individually marked with a sample number. Five sample bags are normally placed into a labelled rice bag, which is then sealed and stored in a secured area prior to dispatch to the external assaying lab. Each hole is separated by placing the rice bags on separate wooden pallets, never combining holes on one pallet. Following completion of core cutting and sample packing, the core boxes containing the second half of the core is stored on outdoor, sheltered racks.

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Underground Delineation Drill Sampling

For the delineation drill holes completed from underground as BQ-size core, the entire drill core is sampled (not cut in half). Each sample interval is broken with a hammer by the geologist and placed in a plastic bag together with a unique sample tag. The plastic bags are brought from the underground facilities to the onsite laboratory by New Gold personnel on a daily basis. Samples are dropped in a dedicated rack outside the sample preparation area, and additional samples are stored in a sea can in front of the laboratory in cases of sample overflow. Once ready for sample preparation, samples are scanned into the laboratory system.

Underground Chip Sampling

The sampling of underground faces is carried out systematically by production geologists and technicians in the advance galleries as possible when advances are properly screened. After the face is washed and secured, the samples are taken from left to right along a line of constant elevation, generally 1.5 m above the floor. Geological contacts (lithology, alteration, mineralization, structures, etc.) are identified and sampling intervals respect these contacts. The beginning and end of each sample are marked with red spray paint. The length of each sample can vary from a minimum of 0.5 m to a maximum of 1.0 m in length and 0.3 m to 0.5 m in width; the weight of the samples must be between 5 and 7 kg. Sampling is done with a rock hammer or with a mallet and wedge. The rock fragments that are detached from the wall are collected in plastic bags properly identified with correlative numbering tags. The bagged samples are then transported to the internal Rainy River laboratory for preparation and assaying.

RC Sampling

The sampling of reverse circulation reverse is done by one technician (New Gold employee) and the drilling company’s sampler, at the rig. The technician oversees the samples collection as well as getting chip samples witnesses for geological logging done after hand. The sampler operates the rotary cone splitter and collects the RC samples. Before drilling starts both the driller and the technician ensure that the rig has been aligned in the correct azimuth and dip, the rig is level, and the cyclone and rotary cone splitter is vertical. The rig has a rubber skirt around the collar to prevent drill chips from spraying on collaring the hole. During drilling, at the rod change, every 2 m, the driller pulls the rods back one metre and blows for few seconds before adding another rod to ensure that the sample quality is honored so that no contamination occur during rod change. The driller must allow the sample to drop in the cone splitter and eventually into the sample bag (plastic bags) without being blown. Drilling continues once the sample bag is secured under the splitter. All produced samples are as dry as possible. The RC sample is bagged with a unique sample tag. The plastic bags are brought to the Rainy River laboratory at least every 6 hours by the geology department. The laboratory scans the tags into the system.

11.3	Sample Preparation and Analysis

Since 1994, the various operators have employed multiple laboratories with differing sample preparation and analytical methods. Table 11-2 summarizes the analytical labs, summarizes the preparation methods, summarizes the analytical methods used for gold, and Table 11-5 summarizes the analytical methods used for silver. All laboratories listed below are independent of New Gold, except for the Rainy River Mine internal laboratory.

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Table 11-2: Preparation facilities and analytical laboratories

Company	Years	Laboratory	Location	Accreditation
Nuinsco	1994-2004	ALS	Prep - Thunder Bay, ON (?)	ISO 9002:1994
			Analytical - Mississauga, ON	ISO 9001:2000
Rainy River Resources	2005-2006	ALS	Prep - Thunder Bay, ON	ISO 9001:2000
			Analytical - North Vancouver, BC	ISO/IEC 17025:2005
	2006-2011	Accurassay	Thunder Bay, ON	ISO 9001:2000
ISO/IEC 17025:2005
	2009	Actlabs	Thunder Bay, ON	ISO/IEC 17025
	2010	ALS[1]	Analytical - North Vancouver, BC	ISO/IEC 17025:2005
	2011-2013	ALS	Prep - Thunder Bay, ON	ISO 9001:2008
			Analytical - North Vancouver, BC	ISO/IEC 17025:2005
Bayfield	2010-2014	Actlabs	Thunder Bay, ON	ISO/IEC 17025:2005
	2010	TSL	Saskatoon, SK	ISO/IEC 17025:2005
CAN-P-4E
CAN-P-1579
New Gold	2014-2017	ALS	Prep - Thunder Bay, ON	ISO 9001:2008
			Analytical - North Vancouver, BC	ISO/IEC 17025:2005
	2014-2017	Actlabs[1]	Thunder Bay, ON	ISO/IEC 17025
	2018-2024	internal laboratory	Rainy River Mine, ON	N/A
	2019 and 2024	Actlabs	Thunder Bay, ON	ISO/IEC 17025

Note: 1 Umpire lab.

Table 11-3: Summary of sample preparation methods

Company	Lab	Method Code	Crush	Split	Pulverize
Nuinsco (1994-2004)	ALS	N/A	>60% passing 10 mesh (1.7 mm)	200-250 g	>95% passing 150 mesh (106 µm)

Rainy River Resources (2005-2013)	ALS (2005-2006)	PREP-31	>70% passing 9 mesh (2 mm)	250 g	>85% passing 200 mesh (75 µm)
	Accurassay (2006-2011)	ALP1	>90% passing 8 mesh (2.36 mm)	500 g	>90% passing 150 mesh (106 µm)
	Actlabs (2009-2010)	RX1	>90% passing 10 mesh (2.36 µm)	250 g	>95% passing ~150 mesh (105 µm)
	ALS (2011-2013)	PREP-31	>70% passing 9 mesh (2 mm)	250 g	>85% passing 200 mesh (75 µm)
Bayfield	Actlabs (2010-2014)	RX1	>90% passing 10 mesh (2.36 µm)	250 g	>95% passing ~150 mesh (105 µm)
	TSL (2010)	N/A	N/A	N/A	N/A

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Company	Lab	Method Code	Crush	Split	Pulverize
New Gold	ALS (2013-2017)	LOG-21	>90% passing (2 mm)	1,000 g	>90% passing 150 mesh (106 µm)
DRY-21
CRU-32
SPL-22Y
PUL-35n
	Internal laboratory (2018-2024)	N/A	>80% passing 10 mesh (2.36 µm)	500 g	>90% passing 140 mesh (105 µm)
	Actlabs (2019[1] and 2024)	RX1	>80% passing 10 mesh (2.36 µm)	250 g	>95% passing ~150 mesh (105 µm)

Notes:

1.	The preparation code for the 2019 samples is not known.
2.	N/A= not available

Table 11-4: Summary of analytical methods for gold

Company	Lab	Method Code	Sample Size	Generic Method	Lower DL	Upper DL
Nuinsco (1994-2004)	ALS	N/A	30 g	FA-ICP	1 ppb	1,000 ppb
		N/A	30 g	FA-Gravimetric	0.03 g/t	no limit
Rainy River Resources (2005-2013)	ALS (2005-2006)	Au-AA23	30 g	FA-AAS	0.005 ppm	10.0 ppm
		Au-GRA21	30 g	FA-Gravimetric	0.05 ppm	1,000 ppm
	Accurassay (2006-2011)	ALFA1	30 g	FA-AAS	5 ppb	30,000 ppb
		ALFA5	30 g	FA-Gravimetric	2 g/t	1,000 g/t
	Actlabs (2009-2010)	1A2	30 g	FA-AAS	5 ppb	5,000 ppb
		1A3	30 g	FA-Gravimetric	0.03 g/t	10,000 g/t
	ALS (2011-2013)	Au-AA23	30 g	FA-AAS	0.005 ppm	10.0 ppm
		Au-GRA21	30 g	FA-Gravimetric	0.05 ppm	1,000 ppm
Bayfield (2010-2014)	Actlabs (2010-2014)	1A2	30 g	FA-AAS	5 ppb	5,000 ppb
		1A3-30	30 g	FA-Gravimetric	0.03 g/t	10,000 g/t
		1A4-1000	1,000 g	FA- Metallic Screen	0.03 g/t	10,000 g/t
	TSL (2010)	N/A	N/A	N/A	N/A	N/A
New Gold (2013-2024)	ALS (2013-2017)	Au-AA24	50 g	FA-AAS	0.005 ppm	10.0 ppm
		Au-GRA22	50 g	FA-Gravimetric	0.05 ppm	1,000 ppm
	Actlabs (2014-2017)	1A2	30 g	FA-AAS	5 ppb	5,000 ppb
	Internal laboratory (2018-2024)	Au FA-AA	30 g	FA-AAS	0.009 ppm	10 ppm
		Au FA-GRAV	30 g	FA-Gravimetric	10 ppm	100,000 ppm
	Actlabs (2019 and 2024)	1A2	50 g	FA-AAS	5 ppb	5,000 ppb
		1A3	50 g	FA-Gravimetric	0.02 g/t	10,000 g/t

N/A= Not Available

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Table 11-5: Summary of analytical methods for silver

Company	Lab	Method Code	Sample Size	Generic Method	Lower DL	Upper DL
Nuinsco (1994-2004)	ALS	N/A	N/A	AR digest with AAS finish	0.2 ppm	34 ppm
		N/A	N/A	Multi acid digest with AAS finish	17 g/t	500 g/t
		N/A	30 g	FA - Gravimetric	3 g/t	no limit
Rainy River Resources (2005-2013)	ALS (2005-2006)	ME-ICP41	0.5 g	AR digest with ICP-AES finish	0.2 ppm	100 ppm
		Ag-OG46	0.4 g	AR digest with ICP-AES finish	1 ppm	1,500 ppm
	Accurassay (2006-2011)	ALAR1	0.25 g	AR digest with AAS finish	1 ppm	100 ppm
		ALAR2	N/A	AR digest with AAS finish	1 ppm	1,500 ppm
	Actlabs (2009-2010)	1E3	0.5 g	AR digest with ICP-OES finish	0.2 ppm	100 ppm
		1A3-Ag	30 g	FA - Gravimetric	3 g/t	1,000 g/t
	ALS (2011-2012)	ME-MS61	0.25 g	4A digest with ICP-MS finish	0.01 ppm	100 ppm
		Ag-OG62	0.4 g	4A digest with ICP-AES finish	1 ppm	1,500 ppm
	ALS (2012-2013)	ME-ICP41	0.5 g	AR digest with ICP-AES finish	0.2 ppm	100 ppm
		Ag-OG46	0.4 g	AR digest with ICP-AES finish	1 ppm	1,500 ppm
Bayfield (2010-2014)	Actlabs (2010-2014)	1E-Ag	0.5 g	AR digest with ICP-OES finish	0.2 ppm	100 ppm
		1A3-Ag	30 g	FA - Gravimetric	3 g/t	1,000 g/t
	TSL (2010)	NA	NA	NA	NA	NA
New Gold (2013-2024)	ALS (2013-2017)	ME-ICP41	0.5 g	AR digest with ICP-AES finish	0.2 ppm	100 ppm
		Ag-OG46	0.4 g	AR digest with ICP-AES finish	1 ppm	1,500 ppm
	Actlabs (2014-2017)	1E-Ag	0.5 g	AR digest with ICP-OES finish	0.2 ppm	100 ppm
	Internal laboratory (2018-2024)	AR-MP	0.1 g	AR digest with ICP-OES finish	1 ppm	1,000 ppm
	Actlabs (2019 and 2024)	1F2	0.25 g	4 Acid digest with ICP finish	0.3 ppm	100 ppm
		1E3	0.5 g	AR digest with ICP-OES finish	0.2 ppm	100 ppm
		8-4-Acid	30 g	4 Acid digest with ICP-OES finish	3 ppm	NA

N/A= Not Available

11.3.1       Nuinsco Resources Ltd. (1994-2004)

The following is summarized from Mackie et al. (2003). Samples were prepared at the ALS preparation lab in Thunder Bay, ON. Samples were crushed to ~1 cm sized pieces using a jaw crusher, then put through a roll crusher until >60% passed 10 mesh (2 millimetres (mm)). A 200-250 g riffle split was taken from the crushed sample, and then pulverized in a ring mill until >95% passed 150 mesh. This pulp was then sent to ALS in Mississauga, ON, for Au, Cu, Zn, and Ag analysis. Specific analytical method codes are not available.

ALS Chemex (currently ALS) facilities are accredited and were independent of Nuinsco.

11.3.2       Rainy River Resources Ltd. (2005-2013)

Rainy River Resources used multiple labs during their ownership of the property.

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Accreditations

All labs used by Rainy River Resources are accredited analytical labs and were independent of Rainy River Resources. The management system of the ALS Group Laboratories holds quality management accreditation from the International Organization for Standardization (ISO 9001:2000 (2005 to 2008); ISO 9001:2008 (2008 to 2014)). The North Vancouver Laboratory holds accreditation for the competence of testing and calibration from the International Organization for Standardization / International Electrotechnical Commission (ISO/IEC 17025:2005 (2008 to present)) for certain testing procedures, including those used to assay samples submitted from the Rainy River Mine. All ALS preparation facilities also fall under the ISO/IEC 17025:200 accreditation. ALS Laboratories also participated in international proficiency tests such as those managed by CANMET and Geostats Pty Ltd.

The Accurassay facility in Thunder Bay holds accreditations including ISO 9001:2000 and ISO/IEC 17025:2005 for the Mine’s relevant analytical tests.

Activation Laboratories Ltd. (Actlabs) holds accreditation ISO/IEC 17025 for certain testing procedures including gold and silver assaying using a fire assay procedure.

ALS Chemex (2005-2006)

ALS sample preparation involved crushing the sample such that >70% passed through a 2 mm (9 mesh) screen. A 250 g split was then pulverized in a ring mill to achieve > 85% passing through 200 mesh (75 µm) sieve (lab method code PREP-31).

A 30 g sample was analyzed for gold by fire assay with an atomic absorption spectroscopy (AAS) finish (lab method code Au-AA23). Samples that exceeded the detection limit were re-analyzed by fire assay with a gravimetric finish (lab method code Au-GRA21).

Silver was analyzed by aqua regia (AR) digest with an atomic emission spectroscopy (AES) finish (lab method code ME-ICP41). Samples that exceeded the detection limit were re-analyzed using the same digest and an AES finish, and with a greater upper detection limit (lab method code Ag OG46).

Accurassay Laboratories (2006-2011)

Samples were first entered into a local information management system.

Accurassay preparation method code ALP1 was requested by Rainy River Resources. The samples were dried in an oven at 50°C prior to crushing with a TM Engineering Rhino Jaw crusher until >90% passed 8 mesh (2 mm). A 500 g split separated using a Jones Riffle Splitter was then pulverized using a TM Engineering ring and puck pulverizer with 500 g bowls until 90% passing 150 mesh (106 µm) was achieved. Pulverized samples were then matted to ensure homogeneity. The homogeneous sample was then sent to the fire assay lab or the wet chemistry lab, depending on the analysis required.

Gold was analyzed by fire assay using lab method code ALFA1. A 30 g sample was mixed with a silver solution and a lead-based flux and fused, resulting in a lead button. The button was then placed in a cupelling furnace where all of the lead was absorbed by the cupel and a silver bead, which contained any gold, platinum, and palladium, was produced. This silver bead was digested using AR and bulked up with a distilled de ionized water and digested lanthanum solution. The solution was then analyzed for gold using AAS. Samples that exceeded the 30,000 parts per billion (ppb) (30 ppm) detection limit for gold were reanalyzed by fire assay but with a gravimetric finish (lab method code ALFA5.

For silver analysis samples were weighed for geochemical analysis and digested using AR and analyzed for silver using AAS (lab method code ALAR1). Samples that exceeded the 100 parts per million (ppm) detection limit for this method were similarly reanalyzed using an AR digest and AAS finish but with a higher detection limit (lab method ALAR2.

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Activation Laboratories (2009)

The sample preparation package requested by Rainy River Resources was package RX1. This required that the sample be crushed to 90% passing 10 mesh (2 mm), from which a 250 g riffle split was taken. The split was pulverized to 95% passing 105 µm mesh.

For gold analysis, a 30 g sample was analyzed by fire assay with an AAS finish (lab method code 1A2). If samples exceeded the 5,000 ppb (5 ppm) upper detection limit, a second 30 g sample was taken from the pulp and re-analyzed by fire assay but with a gravimetric finish (lab method code 1A3).

For silver analysis, a 0.5 g sample was analyzed for through an AR partial extraction. The sample is digested at 95°C, then diluted and analyzed as part of a multi-element suite with an ICP OES finish (lab code 1E3). Samples that exceeded the 100 ppm upper detection limit for Ag were re-analyzed. A new 30 g sample was taken from the pulp and subjected to fire assay with a gravimetric finish (lab code 1A3-Ag).

ALS (2011-2013)

Rainy River Resources reverted to ALS labs in 2011 and used the same preparation and analytical packages that were originally applied in 2005 and 2006.

Thus, the sample was logged in the ALS tracking system, weighed, dried, and finely crushed to better than 70% passing a 2 mm (9 mesh) screen. A split of up to 250 g was taken using a riffle splitter and pulverized to better than 85% passing a 75 µm (200 mesh) screen (lab method code PREP-31).

For gold analysis, a 30 g sample was fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents, as required, inquarted with gold-free silver and then cupelled to yield a precious metal bead. The bead was digested using AR, and the cooled solution was diluted with demineralized water, and analyzed by AAS against matrix-matched standards (lab method code Au AA23).

Samples grading over 10 grams per tonne (g/t) Au were re-analyzed by gravimetric methods (ALS method code
Au-GRA21).

For silver analysis, a 0.25 g sample underwent decomposition by four-acid digest and was analyzed with an ICP-AES finish (lab method code ME-MS61). Samples that exceeded the upper detection limit of 100 ppm for Ag were re-analyzed. A 0.4 g sample was taken from the pulp, decomposed using a four-acid digest, and analyzed with ICP-AES (lab method code Ag-OG62).

Rainy River Resources changed the method of silver analysis in 2012. The decomposition was changed to an AR digestion for both regular and over-limit samples. A prepared sample (0.50 g) was digested with AR for 45 minutes in a graphite heating block. After cooling, the resulting solution was diluted with deionized water, mixed, and analyzed by ICP-AES (lab method codes ME-ICP41). Samples that exceeded the upper detection limit for Ag of 100 ppm were re-analyzed. Overlimit samples were similarly subjected to an AR digest and analyzed by ICP-AES, but with a higher detection limit (lab method code Ag-OG46).

11.3.3       Bayfield Venture Corp (2010-2014)

Bayfield submitted the majority of their samples to Actlabs in Thunder Bay, ON for analysis. During 2010, some samples were submitted to TSL Laboratories Inc. (TSL) in Saskatoon, Saskatchewan (SK). There are no available data summarizing the preparation or analytical methods used at TSL. The analytical methods described below are summarized from Duke (2014).

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Activation Laboratories (2010-2014)

The sampling preparation method utilized by Bayfield is not known.

For gold analysis a 30 g sample was submitted to fire assay with AAS finish. Samples that exceeded the detection limit of >5,000 ppb were re-assayed by gravimetric method. Duke (2014) notes that screened total metallic assays were also performed on samples that exceeded 5,000 ppb, but these data were not available.

Silver analysis was undertaken by AR digest with ICP finish. Fire assay - gravimetric analyses were performed on samples that exceeded the upper detection limit for silver of 100 ppm.

11.3.4       New Gold (2013-2024)

New Gold sample preparation and analysis can be separated into 3 categories based on the historical and current drilling programs.

1.	Samples from the surface diamond drilling programs from 2013 to 2017 primarily sent to ALS laboratory.
2.	The RC grade control (open pit), underground delineation diamond drilling and the underground chip samples collected between 2018 and present analysed at the internal onsite laboratory.
3.	Samples from all 2024 exploration drilling (RC, surface and underground diamond drilling) analysed at ActLabs.

ALS (2013-2017)

New Gold modified the sample preparation procedure used by Rainy River Resources at ALS. The sample was logged in the tracking system, weighed, dried, and finely crushed to better than 90% passing a 2 mm (9 mesh) screen. A split of up to 1,000 g was taken and pulverized to better than 90% passing a 105 µm (150 mesh) screen. ALS sample preparation method codes applied were: LOG-21, DRY-21, CRU- 32, SPL-22Y, and PUL-35n.

Gold analysis methods were also modified by New Gold, with a larger sample size being used.

A 50 g sample was fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents, as required, inquarted with gold-free silver and then cupelled to yield a precious metal bead. The bead was digested using AR, and the cooled solution was diluted with demineralized water, and analyzed by AAS against matrix-matched standards (lab method Au AA24.

Samples grading over 10 g/t Au were analyzed by gravimetric methods (ALS method code Au GRA22). A 50 g sample was also selected and subjected to fire assay, but with a gravimetric finish (lab method Au-GRA22.

New Gold continued to use the same methods for silver analysis that Rainy River Resources switched to in 2012. Thus, A prepared sample (0.50 g) was digested with AR for 45 minutes in a graphite heating block. After cooling, the resulting solution was diluted with deionized water, mixed and analyzed by ICP AES (lab method codes ME-ICP41). Samples that exceeded the upper detection limit for Ag of 100 ppm were re-analyzed. Overlimit samples were similarly subjected to an AR digest and analyzed by ICP AES, but with a higher detection limit (lab method code Ag-OG46.

Rainy River Mine Internal Laboratory (2018-2024)

The sample preparation of the Rainy River Mine internal laboratory is the same for all type of samples (from RC drill hole, from diamond drill hole and from underground faces as chips).

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The sample receiving area of the Rainy River Mine internal laboratory is equipped with a LIMS related bar code scanner and label printer for receiving the samples into the laboratory. The sample drying area is currently equipped with three Grieve temperature controlled drying ovens; each is capable of drying 26 samples (of max weight 9 kg) in a 6-to-7-hour period. The pulp-weighing area is equipped with a LIMS computer and balance that Captures the sample weight. The furnace area is equipped with four Fire Assay furnaces each capable of fusing 24 samples at a time.

The sample is crushed to up to 80% passing 10 mesh (2.36 µm), from which a 500 g riffle split is taken. The split is then pulverized to 90% passing 105 µm mesh.

For gold analysis, a 30 g sample is analyzed by fire assay with an AAS finish (lab method code Au FA-AA). If samples exceed 10 ppm, the upper detection limit of that method, a second 50 g sample is taken from the pulp and re-analyzed by fire assay but with a gravimetric finish (lab method code Au FA-GRAV).

For silver analysis, a 0.1 g sample is analyzed through an AR partial extraction. The sample is digested at 95°C, then diluted and analyzed as part of a multi-element suite with an ICP OES finish (lab method code AR-MP).

Activation Laboratories (2019 and 2024)

The sample preparation package requested by New Gold in 2024 was package RX1. This required that the sample be crushed to up to 80% passing 10 mesh (2 mm), from which a 250 g riffle split was taken. The split was pulverized to 95% passing 105 µm mesh included cleaner sand. The sample preparation package for the 2019 infill program is not known.

For gold analysis, a 50 g sample was analyzed by fire assay with an AAS finish (lab method code 1A2). If samples exceeded the 5,000 ppb (5 ppm) upper detection limit, a second 50 g sample was taken from the pulp and re-analyzed by fire assay but with a gravimetric finish (lab method code 1A3).

For silver analysis performed in 2019, a 0.5 g sample was analyzed for through an AR partial extraction. The sample is digested at 95°C, then diluted and analyzed as part of a multi-element suite with an ICP OES finish (lab code 1E3). Samples that exceeded the 100 ppm upper detection limit for Ag were re-analyzed.

For silver analysis performed in 2024, a 0.25 g sample was analyzed for through near-total digestion (four acids) - ICP. With this method the sample is digested with four acids beginning with hydrofluoric, followed by a mixture of nitric and perchloric acids. This is then heated using precise programmer-controlled heating in several ramping and holding cycles which takes the samples to incipient dryness. After incipient dryness is attained, samples are brought back into solution using aqua regia (lab code 1F2). For both 2019 and 2024, samples that exceeded the 100 ppm upper detection limit for Ag were re-analyzed using fire assay - ICP-OES. The new 30 g sample was taken from the pulp and subjected to fire assay with a gravimetric finish (lab code 8-4-Acid Total Digestion).

11.4	Density Measurements

A total of 12,367 density measurements were completed by Accurassay and by ALS by pycnometry on pulverized split core samples selected as representative of each modelled geological domain.

11.5	Chain of Custody and Security

Rainy River Resources, New Gold, and Bayfield have followed similar practices with respect to chain of custody and security protocols for core samples sent to external laboratories. Prior to 2024, once bagged samples were bundled into rice bags, they were either immediately driven by company personnel to Fort Frances, ON, or stored in a locked facility prior to transport. Commercial carriers (e.g., Gardewine North, Manitoulin) were utilized to transport samples from Fort Frances to the various laboratories, with samples secured in a locked trailer during transport. Since 2024, samples are brought to the onsite warehouse in the morning by the Exploration personnel and shipped in the afternoon using Manitoulin Transport. A typical dispatch contains approximately 400 to 600 samples. Rice bags requiring overnight storage are securely stored inside a designated building.

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All companies placed a copy of the sample submission form inside the first rice bag of each shipment, enabling proper identification and cataloguing by the respective lab on receipt of samples. Descriptions of Nuinsco’s chain of custody or security practices are not available.

For the Rainy River Mine internal laboratory, samples are delivered to the laboratory by mining/geology personnel. Coarse and pulp rejects are stored in provided Seacan storage located on the west side of the Mill and are properly disposed after the given holding period.

11.6	QA/QC Overview

This section addresses the procedures, results, and analysis of QA/QC data collected from 2005 to 2024. From 2005 to 2017, samples were sent to external assay laboratories. From 2018 to 2024, RC drilling, underground delineation drilling and chip samples were analyzed at Rainy River’s internal laboratory. In 2019 and 2024, samples from the infill drilling and near-mine exploration program were sent again to an external laboratory. This review first presents the data from external laboratories and then discusses results from the internal laboratory. It is therefore presented in three sections:

•	Section 11.6.1 discusses the QA/QC procedures and results of analyses performed at external laboratories (2005 to 2017) on diamond drilling exploration programs performed between 2004 and 2017 by previous owners and by New Gold. The discussion summarizes the QA/QC review of data done by AMC (2020) and reported in InnovExplo (2022).
•	Section 11.6.2 reviews the 2024 QA/QC data collected by New Gold during the 2024 near-mine exploration drilling campaign on the mine footprint. The samples were sent to ActLabs in Thunder Bay and include both surface and underground diamond drilling and RC drilling done for exploration.
•	Section 11.6.3 describes the QA/QC procedures and results from samples sent by New Gold to the internal laboratory between 2018 and 2024. Those samples include underground delineation diamond drilling, underground chip samples, and RC grade control samples.

No QA/QC data is available for the period of 1994 to 2004 when Nuinsco was carrying out their exploration. No QA/QC data from the 2019 infill drilling program is available and so those results are not discussed in this section. However, this campaign represents only 1,388 m and is not considered to have a material impact on the resource estimation. Drill hole data collected by Bayfield, including QC samples, have been assimilated into the New Gold database, but is addressed separately where appropriate.

No samples from regional exploration diamond drilling performed between 2019 and 2022 have been included in the Mineral Resource estimate and so no QA/QC review of this dataset is not provided in this report.

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Drilling programs completed on the property between 2005 and 2024 included QA/QC monitoring programs which comprised insertion of certified reference materials (CRMs), blanks, and duplicates into the sample streams on a batch-by-batch basis. The primary focus of QA/QC has been on gold analysis, although checks for silver has also been performed sporadically (CRMs, duplicates).

QA/QC discussions for CRMs and blanks from the following sections are based on the operator QA/QC insertions and not on laboratories internal QA/QC.

A summary of QA/QC samples included during this period is given in Table 11-6. The drilling from this period forms the basis of the Mineral Resource estimate.

Table 11-6: Rainy River Mine QA/QC 2005-2024

Company	Year [1]	Drill Samples [2]	CRMs [3]	Blanks	Field Duplicates	Coarse Duplicates	Pulp Duplicates	Umpire Checks
Nuinsco	1994-2004	22,371	0	0	0	0	0	0
Rainy River Resources	2005-2013	403,584	9,167	2,956	1,323	0	0	0
New Gold	2014-2017	34,359	956	496	406	1,460	1,529	318 [4]
Bayfield	2010-2014	31,967	1,080	2	0	0	8	226 [4]
New Gold	2024	16,384	640	558	256	1,542	382	200 [5]
Total		508,665	11,843	4,012	1,985	3,079	1,842	744

Notes:

1.	Samples are sorted according to the year of drilling (not year of assaying).
2.	Numbers represent counts of individual samples; multiple analyses per sample are possible (e.g., both fire assay and gravimetric).
3.	Gold CRMs only.
4.	318 pulps sent from ALS to Actlabs by New Gold for umpire checks as part of regular QC program. 226 pulp duplicates sent by New Gold to ALS as external check on Bayfield data from Actlabs.
5.	200 pulps from Activation Laboratories will be sent to a third-party laboratory by New Gold for umpire checks in Q1 2025. No results are available at the effective date of the report

11.6.1       External Laboratory QA/QC (2005-2017) (AMC, 2020)

This section summarizes the review done by AMC in their technical report dated March 2020 the review reported in InnovExplo (2022), both former technical reports for this project.

Certified Reference Materials

Gold CRMs have been used continuously since 2005 and comprised on average 2.2% of samples submitted to analytical laboratories. Insertion rates have varied, but generally fall between 1 in 20 to 1 in 30 samples. The insertion of CRMs for silver was started in 2011 and has continued since that time. Bayfield inserted silver CRMs into their sample stream only between 2010 and 2011.

A total of 48 different CRMs for gold have been used in the Mineral Resource area between 2005 and 2017. CRMs were supplied by ROCKLABS Ltd. of New Zealand, Canadian Resource Laboratories Ltd. of Canada, Geostats Proprietary Ltd. of Australia, and Ore Research and Exploration Proprietary Ltd. of Australia. The supplier of several additional CRMs is not known (AUQ1, HGS3, VMS1, and VMS3). and the following tables summarize the CRMs used for gold (Table 11-7) and silver (Table 11-8) for the different programs.

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The Qualified Person recommended re-assaying assay batches where two consecutive CRMs occur outside two standard deviations, or one CRM occurred outside three standard deviations of the expected value described on the CRM certificate.

Table 11-7: Unique gold CRMs by year

Year	Company	CRM Count	CRM Code
2005	Rainy River Resources	2	SH13, SL20
2006		5	SH13, SH24, Si54, SK21, SL20
2007		4	SH24, SH35, SK21, SK33
2008		4	SH24, SH35, SK33, SK43
2009		3	SH35, Si42, SK43
2010		5	Si42, SI54, SK43, SL46, SL51
2011		16	AUQ1, CDN-GS-1H, CDN-GS-1P5D, CDN-GS-5G, CDN-GS-5J, CDN-GS-P4A, HGS3, SE58, SF45, SH24, Si54, SK43, SL46, SL51, VMS1, VMS3
2012		11	CDN-GS-1H, CDN-GS-1J, CDN-GS-1P5D, CDN-GS-1P5E, CDN-GS-5G, CDN-GS-5J, CDN-GS-P3B, CDN-GS-P4A, SE58, SF45, Si54
2013		8	CDN- CM-26, CDN-GS-1J, CDN-GS-1L, CDN-GS-1P5E, CDN-GS-1P5K, CDN-GS-5H, CDN-GS-5J, CDN-GS-P3B
2010	Bayfield	13	OREAS 15d, OREAS 15f, OREAS 15g, OREAS 15h, OREAS 2Pd, OREAS 4Pb, OREAS 52Pb, OREAS 53Pb, OREAS 5Pb, OREAS 60b, OREAS 61d, OREAS 6Pc, OREAS H3
2011		11	OREAS 15d, OREAS 15f, OREAS 15g, OREAS 15h, OREAS 16a, OREAS 52Pb, OREAS 5Pb, OREAS 60b, OREAS 61d, OREAS 6Pc, OREAS H3
2012		3	OREAS 15d, OREAS 15f, OREAS 16a
2013		4	OREAS 15d, OREAS 15f, OREAS 16a, OREAS 2Pd
2014		4	OREAS 15d, OREAS 15f, OREAS 15h, OREAS 16a
2014	New Gold	8	CDN-CM-26, CDN-GS-1L, CDN-GS-1P5K, G308-7, G310-6, G311-8, G913-8, GBMS911-1
2015		4	G308-7, G310-6, G311-8, GBMS911-1
2016		4	G308-7, G310-6, G311-8, G913-8
2017		5	CDN-GS-5H, G308-7, G310-6, G311-8, G913-8

Table 11-8: Unique silver CRMs by year

Year	Company	CRMS Count	CRM Code
2011	Rainy River Resources	6	CDN-GS-5G, CDN-GS-5J, VMS1, VMS3
2012		2	CDN-GS-5G, CDN-GS-5J
2013		3	CDN-CM-26, CDN-GS-5H, CDN-GS-5J
2014	New Gold	3	CDN-CM-26, GBM310-9, GBMS911-1
2015		2	GBM310-9, GBMS911-1
2016		1	GBM310-9
2017		1	GBM310-9
2010	Bayfield	3	OREAS 60b, OREAS 61d, OREAS H3
2011		3	OREAS 60b, OREAS 61d, OREAS H3

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Results for gold and silver CRMs used in the QA/QC program are presented in Table 11-9 and Table 11-10.

ROCKLABS CRMs were analyzed between 2005 and 2011 by ALS, Actlabs, and Accurassay, with results demonstrating differing levels of performance by individual laboratories. Specifically, those CRMs analyzed at Accurassay showed lower precision and accuracy, with numerous 3SD fails with a dominant, systematic negative bias. This issue was identified and addressed by Rainy River Resources in 2011. Several suites of samples were reanalyzed at ALS labs, confirming the low bias of 6-7% towards Accurassay over the Au grade range of 0.2 to 2 ppm Au. Several ROCKLABS standards, however, showed a negative bias across labs (e.g., SH24), and across methods (fire assay versus gravimetric, e.g., SK43). Although negative bias was introduced into the database during this interval of poor lab performance, no adjustment was made to the original analyses beyond that of re-assaying selected samples. These re-assayed samples were not used in the Mineral Resource.

Overall, CRMs supplied by Canadian Resource Labs, all which were analyzed by ALS, performed well.

Geostats standards, introduced in 2014 and used exclusively since 2015, have all been analyzed at ALS Laboratories. Both low-grade standards (G208-7, 0.27 ppm Au) and G310-6, 0.65 ppm Au)) both showed systematic low biases. New Gold determined that this negative bias is an issue with the CRM and not a measure of lab performance, based on data collected from other projects and analyzed at different labs.

Geostats CRMs generally had a very low rate of failure when measured against the reported standard deviation on the CRM certificates. The performance of these CRMs suggests that these reported standard deviations were too large, and thus did not accurately track the performance of the analytical lab.

Performance of OREAS standards, in use exclusively by Bayfield, was acceptable. However, due to the large number of unique CRMs in use, many of these CRMs yielded small datasets, and their performance over time cannot be evaluated.

Several CRMs were analyzed by different laboratories using methods with differing detection limits, triggering overlimit analyses by gravimetric methods at an individual lab (e.g., SK43: Accurassay upper detection limit: 30 ppm, Actlabs upper detection limit: 5 ppm). Data generated by these differing sample streams cannot be compared, and a CRM’s performance over time could not be properly tracked. The current highest-grade standard in use (G913-8, 4.87 ppm Au) was not certified for gravimetric analysis and did not have a value sufficiently high to trigger this overlimit analysis at ALS (10 ppm Au). Thus, any sample that exceeded this current analytical upper detection limit did not have a concomitant CRM that monitored this grade range or method. The only certified gravimetric CRMs for gold (CDN-GS-5J and CDN-GS-5H, used between 2011 and 2013) both had values around 5 ppm Au, far below the value required to initiate gravimetric analysis.

The QP considered a <5% failure rate acceptable for an individual CRM. While several CRMs did not meet this criterion, these were usually CRMs with a low count, and these didn’t enable meaningful analysis. Overall, the performance of CRMs used on the property was acceptable. The Qualified Person did not consider these issues to be material to the global, long-term Mineral Resource estimate.

Table 11-9: QC results for Rainy River gold CRMs (2005-2017)

CRM	Expected Au Value (ppm)	SD	Years Used	Analytical Laboratory	Count	Fail % (>3SD)
OREAS 4Pb	0.049	0.0025	2010	TSL	10	20%

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CRM	Expected Au Value (ppm)	SD	Years Used	Analytical Laboratory	Count	Fail % (>3SD)
OREAS 5Pb	0.098	0.003	2010-2011	Actlabs	81	1%
G308-7	0.27	0.02	2014-2017	ALS	252	0%
OREAS 52Pb	0.307	0.019	2010	Actlabs, TSL	26	0%
OREAS 15f	0.334	0.016	2010-2014	Actlabs	202	1%
CDN-CM-26	0.372	0.024	2013-204	ALS	134	1%
CDN-GS-P3B	0.409	0.021	2012-2013	ALS	698	0%
VMS1	0.429	0.032	2011	ALS	18	6%
CDN-GS-P4A	0.438	0.016	2011-2012	ALS	447	0%
OREAS 15g	0.527	0.023	2010-2011	Actlabs	80	0%
SE58	0.607	0.019	2011	ALS	270	4%
OREAS 53Pb	0.623	0.021	2010	Actlabs, TSL	16	6%
G310-6	0.65	0.04	2014-2017	ALS	225	0%
SF45	0.848	0.028	2011	ALS	250	0%
OREAS 2Pd	0.885	0.03	2010	Actlabs, TSL	16	31%
VMS3	0.922	0.065	2011	ALS	14	0%
CDN-GS-1J	0.946	0.051	2012-2013	ALS	636	0%
CDN-GS-1H	0.972	0.054	2011-2012	ALS	485	0%
OREAS 15h	1.019	0.025	2010-2011	Actlabs	41	15%
GBMS911-1	1.04	0.11	2014-2015	ALS	17	12%
CDN-GS-1L	1.16	0.05	2013-2014	ALS	139	0%
SH13	1.315	0.034	2005-2006	Accurassay, ALS	161	1%
SH35	1.323	0.044	2007-2009	Accurassay	277	21%
SH24	1.326	0.043	2006-2008, 2011	Accurassay, ALS	217	18%
AUQ1	1.33	0.115	2011	ALS	14	0%
CDN-GS-1P5K	1.44	0.065	2013-2014	ALS	125	0%
CDN-GS-1P5D	1.47	0.075	2011-2012	ALS	662	0%
CDN-GS-1P5E	1.52	0.055	2012-2013	ALS	490	0%
OREAS 6Pc	1.52	0.07	2010-2011	Actlabs, TSL	15	7%
OREAS 15d	1.559	0.042	2010-2014	Actlabs	200	12%
G311-8	1.57	0.08	2014-2017	ALS	196	0%
Si42	1.761	0.054	2009-2010	Accurassay, Actlabs	666	14%
Si54	1.78	0.034	2010-2011	Accurassay, ALS	655	37%
OREAS 16a	1.81	0.06	2011-2014	Actlabs	131	5%
OREAS H3	2.00	0.08	2010-2011	Actlabs	127	10%
OREAS 60b	2.57	0.11	2010-2011	Actlabs	77	5%
CDN-GS-5H	3.88	0.14	2013	ALS	79	0%
HGS3	4.009	0.25	2011	ALS	17	0%
SK33	4.041	0.103	2007-2008	Accurassay	223	44%
SK21	4.048	0.091	2006-2007	Accurassay, ALS	140	33%

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CRM	Expected Au Value (ppm)	SD	Years Used	Analytical Laboratory	Count	Fail % (>3SD)
SK43	4.086	0.093	2008-2011	Accurassay, Actlabs, ALS	452	11%
OREAS 61d	4.76	0.14	2010-2011	Actlabs	40	3%
CDN-GS-5G	4.77	0.2	2011-2012	ALS	261	0%
G913-8	4.87	0.16	2014, 2016-2017	ALS	47	0%
CDN-GS-5J	4.96	0.21	2011-2013	ALS	829	0%
SL46	5.867	0.17	2010-2011	Accurassay, Actlabs, ALS	513	29%
SL51	5.909	0.136	2010-2011	Accurassay, ALS	256	2%
SL20	5.911	0.176	2005-2006	ALS	155	2%
Total					11,082	8%

Notes:

1.	Sorted by CRM expected value.
2.	Fire assay analyses only (gravimetric analyses removed).
3.	Where a CRM is used by two labs these are at different periods in time, see Figure 11-3.

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Table 11-10: QC results for Rainy River silver CRMs (2005-2017)

CRM	Expected Ag Value (ppm)	SD	Years Used	Analytical Laboratory	Count	Fail % (>3SD)
CDN-CM-26	2.5	-	2013-2014	ALS	134	0%
GBM310-9	3.1	0.2	2014-2017	ALS	86	0%
OREAS H3	4.95	0.3	2010-2011	Actlabs	127	6%
OREAS 60b	4.96	0.31	2010-2011	Actlabs	77	10%
OREAS 61d	9.27	0.48	2010-2011	Actlabs	40	33%
GBMS911-1	11.9	1	2014-2015	ALS	17	0%
VMS1	15.4	1	2011	ALS	18	0%
VMS3	31	1	2011	ALS	14	100%
CDN-GS-5H	50.4	1.35	2013	ALS	79	0%
CDN-GS-5J	72.5	2.4	2011-2013	ALS	829	0%
CDN-GS-5G	101.8	3.5	2011-2012	ALS	262	6%
Total					1,549	4%

Note:

1.	Fire assay analyses only (gravimetric analyses removed).
2.	CRM CDN-CM-26 only indicated for Ag analyses. No standard deviation given on the certificate. Excluded from total fail calculations.
3.	CRM VMS3 performed entirely below its expected value as listed in the New Gold database. The certificate was not available for this CRM and the expected value could not be confirmed.
4.	Individual analyses with Au values but no value for Ag (for CRMs certified for both Au and Ag) were excluded from these counts.

Blank Samples

Coarse blanks test for contamination during both sample preparation and assaying. Blanks should be inserted in each batch sent to the lab. The failure criteria adopted by New Gold, at that time, was ten times the lower analytical detection limit.

Coarse blank samples were inserted into the sample stream of drill programs completed between 2005 and 2017. Available data suggests that Nuinsco (1994-2004) and Bayfield (2010-2014) did not regularly include blank samples in their drill programs.

Programs run by Rainy River Resources between 2005 and 2011 used coarse blank material sourced locally from the Black Hawk Stock, an intrusive body outcropping on the property. Analyses of this material suggest it is at least locally anomalous with low levels of Au, and it was therefore changed to a marble garden stone from Quali-Grow Garden Products Inc. in 2011. The use of coarse marble blank was continued by New Gold to 2017, except for a brief interval in 2016, when coarse blank material was once again sourced from the Black Hawk Stock. New Gold returned to using a coarse marble in early 2017. A total of ~15% of coarse blank samples from the Black Hawk Stock reported greater than three times the lower detection limit of 0.005 ppm Au. Analyses from Accurassay and ALS yield similar high percentages of failures, indicating local anomalous gold within the source material. The coarse marble samples performed notably better, with only 0.7% of these samples reporting above three times the detection limit.

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Insertion rates for blank materials have varied since 2005, ranging from one blank every 40 samples to one blank inserted for every 60 samples. A total of 3,454 blank samples have been included with drill hole samples from 2005 to 2017. This represents between 0.7% to 1.4% of total samples for Rainy River Resources and New Gold respectively.

Duplicates

Field duplicates monitor sampling variance, sample preparation and analytical variance, and geological variance. Coarse duplicates monitor sample preparation, analytical variance, and geological variance; pulp duplicates monitor analytical precision including homogenization and pulverization quality.

The number and type of duplicate samples have varied over time and by operator. Available data indicate that Nuinsco did not submit any samples for duplicate analysis. Similarly, Rainy River Resources did not regularly submit duplicate samples for analyses before 2010. At that time, they began submitting quarter-core (field duplicates) samples. Seventy-five field duplicate samples were analyzed at Accurassay, and an additional 1,248 field duplicates were analyzed at ALS between 2011 and 2013.

Rainy River Resources did not routinely analyze pulp duplicates as part of their QA/QC program. However, a suite of pulp duplicates was sent to ALS in 2011 as part of Rainy River Resources’ investigation into Accurassay’s poor lab performance. This suite of samples was also rerun at Accurassay as part of the investigation and were flagged as pulp duplicates in the New Gold database. Because these data were part of a lab performance investigation, and not part of their regular QA/QC program, they are not presented in this report. No coarse duplicates were analyzed by Rainy River Resources.

New Gold continued to collect field duplicates, with an additional 406 samples collected between 2014 and 2017. New Gold also routinely analyzed both pulp and coarse duplicates as part of their QA/QC program. Between 2014 and 2017, 1,529 pulp duplicates and 1,460 coarse duplicates were analyzed for New Gold.

Available data indicates that Bayfield did not routinely analyze duplicate samples as part of their QC program. However, 226 samples from Bayfield were sent to ALS by New Gold in 2015, in order to investigate the Bayfield dataset. Table 11-11 summarizes the duplicate analyses available for the Mineral Resource area.

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Table 11-11: Summary of Rainy River duplicate analyses (2005-2017)

Company	Laboratory	Year	Field Duplicates	Coarse Duplicates	Pulp Duplicates	Umpire Checks
Bayfield	TSL	2010	0	0	6	0
	Actlabs		0	0	2	0
Rainy River Resources	Accurassay		66	0	0	0
		2011	9	0	0	0
	ALS		657	0	0	0
		2012	407	0	0	0
		2013	184	0	0	0
New Gold		2014	184	875	892	0
		2015	25	159	181	226 [1]
		2016	155	245	262	318 [2]
		2017	42	181	194	0
Total			1,729	1,460	1,537	544

Notes:

1 Bayfield samples originally assayed at Actlabs and sent to ALS by New Gold as an umpire check.

2 New Gold samples originally assayed at ALS and sent to Actlabs as an umpire check.

For this study, duplicate data were assessed using scatterplots and relative paired difference (RPD) plots, these plots measure the absolute difference between a sample and its duplicate. For field duplicates and coarse duplicates, it is desirable to achieve 80 to 85% of the pairs having less than 20% RPD between the original assay and check assay. For pulp duplicates, 80% pairs should be within 10% RPD (Stoker 2006).

RPD and Scatter plots for field duplicates are presented in Figure 11-1. These plots show that only 59% of samples were within 20% RPD. Pairs show a weak positive bias towards the duplicate of ~2%. A single pair of high-grade outliers (482 ppm Au, 305 ppm Au) was removed from the calculations as this large absolute difference had a disproportionate effect on the bias calculation. The proportion of duplicate samples with assay values within 20% RPD is less than desirable. This was most likely due to the combination of the heterogeneous nature of the Rainy River mineralization, as well as sampling variance.

RPD and scatter plots for coarse duplicates are presented in Figure 11-2. These plots show that around 82% of samples are within 20% RPD, with a negative bias towards the duplicate of ~12%. This higher bias is strongly skewed by two duplicate pairs that have an original high-grade analysis (> 50 ppm Au) paired with a much lower-grade duplicate. The removal of these two pairs reduces the bias to <1%. The high variance seen in these two samples is likely the result of geological variance.

RPD and scatter plots for pulp duplicates are presented in Figure 11-3. These plots show that ~68% of samples were within 10% RPD. If the RPD limit is raised to 15%, 78% of the data falls within this range. Again, these results were most likely due to geological variance.

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  Figure 11-1: Rainy River field duplicate RPD and scatter plot (2005-2017)

  Figure 11-2: Rainy River coarse duplicate RPD and scatter plot (2005-2017)

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  Figure 11-3: Rainy River pulp duplicate RPD and scatter plot (2005-2017)

Umpire Checks

Umpire lab duplicates are pulp samples sent to a separate lab to assess the accuracy of the primary lab (assuming the accuracy of the umpire lab). Umpire duplicates measure analytical variance and pulp sub-sampling variance. Umpire duplicates should comprise around 5% of all assays. Considering these are pulp duplicates, 80% of umpire duplicates should be within 10% RPD.

Umpire samples were not regularly submitted as part of the QA/QC programs run by Nuinsco, Rainy River Resources, or Bayfield. However, New Gold regularly submitted such samples, starting in 2014. Up to 2017, 318 samples have been sent to Actlabs for umpire testing by New Gold. Additionally, a subset of samples acquired by Bayfield was also sent by New Gold for umpire testing. A total of 226 samples, originally assayed at Actlabs, were sent to ALS for umpire testing in 2015. Both sample suites appear to have been randomly selected.

RPD and scatter plots for umpire samples submitted as part of New Gold’s QC program are shown in Figure 11-4. Sixty-eight percent of samples were within 10% RPD. A slight negative bias of 2% towards the duplicate samples can be reduced to <1% with the removal of a single high-grade outlier with a large absolute difference. Similarly, the suite of umpire samples from the Bayfield dataset (not shown) also yielded a comparable 68% pairs within 10% RPD, with no significant bias. Both umpire datasets were comparable to the values seen for pulp duplicates (68% within 10% RPD), further indicating these smaller than expected populations within the accepted RPD limits were primarily the result of geological variance.

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  Figure 11-4: Rainy River Umpire data RPD and scatter plot - New Gold data (2015-2016)

11.6.2       External Laboratory QA/QC (2024)

The QA/QC program completed by New Gold in 2024 included the insertion of blind CRMs, blanks and field duplicates, in addition to the coarse crushed duplicates and pulp duplicates included in the laboratory protocols. Umpire checks (pulp) will be sent to a third-party laboratory in Q1 2025. Overall insertion rates and results are deemed acceptable by the Qualified Person and align with industry-wide practices; they are presented in the following subsections.

Certified Reference Materials

A total of 8 different gold OREAS CRMs have been sent to Actlabs with both RC and diamond drilling samples. The CRM labels had been erased from the bag and a sample tag was associated to the sample and recorded into the database for tracking. The target insertion rate was 1 sample for every 25 samples (4%). The range of values of the CRMs was between 0.207 ppm and 8.67 ppm, covering grades from the open-pit cut-off (0.3 ppm Au) to the highest detection limit for FA-AA (5.0 ppm Au).

The summary table below (Table 11-12) shows that the relative standard deviation (RSD) is reasonable and varies between 3% to 6%, with the highest RSD observed for the lowest grade CRM (0.207 ppm Au). The average grade by CRM provided by Actlabs tends to be 1-2% lower than the certified value, which could indicate a slight underestimation of the grade. No correlation is observed between the grade of the CRM and the bias. Once compiled on a control chart showing the relative value of each standard to its certified value, no trend in time of significant overestimation or underestimation is observed, pointing to no issue with the instrument calibration. Except for OREAS 240 standing at 14%, less than 5% outliers (> 3 standard deviation) are recorded by CRM. However, there are only 14 data point for OREAS 240, so this is not considered a concern at this point.

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Table 11-12: QC results for Rainy River gold CRMs (2024 - Exploration)

CRM	Count	Expected Au Value (ppm)	Mean Au Value (ppm)	Bias of Mean	RSD	Fail % (>3SD)
OREAS 294	78	0.207	0.205	-1.0%	6.5%	3%
OREAS 230	127	0.337	0.331	-1.8%	3.2%	0%
OREAS 231	128	0.542	0.533	-1.7%	3.4%	2%
OREAS 233	124	1.050	1.042	-0.8%	4.6%	5%
OREAS 236	23	1.850	1.827	-1.3%	2.7%	0%
OREAS 238	100	3.080	3.059	-0.7%	3.3%	1%
OREAS 240	14	5.510	5.377	-2.5%	3.6%	14%
OREAS 242	46	8.670	8.629	-0.5%	4.1%	4%

Blanks

Blank samples (coarse marble) have been included in the sampling sequence at an insertion rate of 1 blank every 30 samples. Summary results from the laboratory are presented in Table 11-13. There are no concern of cross-contamination at Actlabs; out of the 558 blank samples submitted, only 1 sample (0.2%) returned a value higher than 3 times the lower detection limit for gold (0.005 ppm) and no sample returned a value greater than 10 times the lower detection limit. Those results are considered satisfactory with no follow-up action required.

Table 11-13: QC results for Rainy River blanks (2024 - Exploration)

Type	Count	% > 3xLDL	% > 10xLDL
Coarse Marble	558	0.18%	0%

Duplicates

Three different types of duplicates for gold have been used for QA/QC analysis in 2024: field duplicates (both RC and core duplicate), coarse reject duplicates, and pulp duplicates.

The RC field duplicates come from a second sample bag put under the cyclone during sample collection. During this process, the sampler puts one bag under each chute, resulting in similar weight of material for both samples. As taking a second sample doesn’t affect the integrity of the first sample, a field duplicate is taken at every 20 samples.

For core duplicate from diamond drilling (field duplicates), the unsampled half of the core is halved again: one quarter core is sent to the laboratory as a field duplicate and the other quarter is kept as reference. A core duplicate is taken every 100 samples and is half the size of the original assay sample.

A duplicate analysis occurs every 10 samples for the coarse reject (two per batch) and every 40 samples for the pulp duplicate.

The results from the different types of duplicates are summarized in Table 11-14. The average RSD in the table represents the average of the relative standard deviation of each pair of samples. As outlined in Table 11-14, the field duplicates tend to have a higher RSD than the laboratory duplicate, since those samples have not gone through the same level of homogenization than the laboratory duplicates. The high average RSD of the field duplicates, standing at 27%-29%, outlines the heterogeneity of the ore. The average RSD stands at 8% for both the coarse rejects and the pulp duplicates, which indicate proper sample preparation procedure from the laboratory.

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Table 11-14: QC results for Rainy River duplicates (2024 -Exploration)

Type	Count	RSD
Field RC	125	29%
Field DD	131	27%
Coarse Reject	1542	8%
Pulp	382	8%

Umpire Checks

The umpire checks target a minimum of 1 % of the samples selected randomly within the mineralized low-grade envelope in each exploration area. For exploration areas located outside the current mineralized model, 1% of the samples have been randomly selected regardless of their location. Samples from 2024 will be shipped in Q1 2025, and so results are not available at this point.

11.6.3       Internal Laboratory QA/QC (2018-2024)

The Rainy River Mine internal laboratory is the primary laboratory for samples taken from RC holes drilled for grade control in the pit (2018-2014), samples from the underground infill diamond drilling campaigns (2022-2024), and from chip samples taken from faces as chip lines (2021-2024). A quality control system has been implemented for the samples sent to this internal laboratory which includes the insertion of duplicates (coarse, rejects, and field), CRMs, blanks, and umpire checks for both drill hole samples (from RC and from diamond drill) and chip samples completed underground.

The QA/QC results are monitored daily by the surface and underground geology departments and results are reported on a quarterly basis. Because the standards and blanks are added by the laboratory in the sample stream and are not assigned to a specific drill hole or chip line, the results are monitored regardless of the type of samples they are inserted with. The charts and statistics for the performance of the laboratory also include other sample types that are not considered in the Mineral Resource estimate (blastholes from the pit and muck samples from underground).

Laboratory personnel prepare the samples in batches of 18 samples and include in every batch a “blind CRM sample” and a blank (coarse marble) provided by the Geology department. The Laboratory also insert their own internal blank and internal CRMs into each batch for their own monitoring purpose.

CRMs

Blind CRM samples are provided by the geology department with an assigned tag number that is pre-entered in the database, while the original CRM label is erased from the package. From 2018 to 2024, the CRMs used were either purchased from Geostats Pty Ltd in Australia or from Ore Research & Exploration Pty Ltd (OREAS) in Australia. The CRMs are provided with a certificate listing the round-robin assay results and the expected standard deviation. In 2024, 7 different CRMs were used representing low (around 0.5 g/t Au), medium (around 1.0 g/t Au), high (5.0 g/t Au), and close to the cut-off grades (around 0.3 and 1.8 g/t Au).

A CRM failure occurs when the assay results of a gold CRM is outside plus or minus three standard deviations
(> ± 3SD) from the certified value. While the CRM results for gold and silver are monitored on a daily basis by the Geology team, only the gold results, if outside plus or minus three standard deviations (> ± 3SD) from the certified value, will result in a batch failure requiring reanalysis.

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Table 11-15 shows the results of the CRMS inserted in 2024. The relative standard deviation (RSD) is reasonable and varies mainly between 3% to 6%, with the highest RSD observed for the lowest grades CRMs, although the failure rate has remained low for these. Bias of mean has been generally low over the years with a tendency to be slightly negative. The Qualified Person notes that current performance of CRMs used at the Rainy River internal laboratory by New Gold is acceptable.

Table 11-15: QC results for Rainy River gold CRMs (2024-internal laboratory)

2024	CRM	Count	Expected Au Value (ppm)	Mean Au Value (ppm)	Bias of Mean	RSD	Fail % (>3SD)
Q1	OREAS 230	176	0.337	0.340	1.0%	15.6%	0.0%
	OREAS 233	182	1.050	1.035	-1.4%	3.8%	0.0%
	OREAS 236	190	1.850	1.788	-3.4%	3.4%	0.5%
	OREAS 231	190	0.542	0.565	4.2%	62.0%	0.5%
	OREAS 240	187	5.510	5.537	0.5%	3.7%	0.0%
Q2	OREAS 230	524	0.337	0.334	-0.8%	5.5%	0.0%
	OREAS 233	503	1.050	1.030	-2.0%	4.2%	0.0%
	OREAS 236	317	1.850	1.778	-3.9%	3.9%	0.9%
	OREAS 231	541	0.542	0.536	-1.0%	6.3%	0.4%
	OREAS 240	539	5.510	5.452	-1.1%	5.6%	0.2%
Q3	OREAS 230	211	0.337	0.333	-1.2%	5.0%	0.0%
	OREAS 233	220	1.050	1.029	-2.0%	4.1%	1.8%
	OREAS 236	216	1.850	1.798	-2.8%	3.6%	0.9%
	OREAS 231	213	0.542	0.532	-1.8%	3.6%	0.0%
	OREAS 240	209	5.510	5.391	-2.2%	3.7%	0.0%
Q4	OREAS 230	263	0.34	0.332	-1.5%	5.2%	0.8%
	OREAS 233	249	1.05	1.024	-2.5%	5.8%	0.8%
	OREAS 236	252	1.85	1.779	-3.8%	13.5%	0.4%
	OREAS 231	177	0.54	0.560	3.4%	64.8%	0.6%
	OREAS 240	192	5.51	5.381	-2.3%	9.4%	1.6%
	OREAS 240b	56	5.65	5.527	-2.1%	4.1%	0.0%
	OREAS 231b	55	0.56	0.530	-4.7%	3.4%	0.0%

Note: Other samples, not documented in this report and not included in the Mineral Resource estimation database, are included in these statistics (muck samples, stope samples and blastholes)

Blanks

Laboratory personnel prepare the samples in batches of 18 samples and include a blank in every batch. Blanks consist of coarse marble samples that are provided by the Geology department. Blanks are used to monitor for gold contamination between samples. If the assay result from an inserted blank is greater than five times the detection limit (0.009 g/t Au), the batch is re-assayed. Results from blank assaying have been good over the years, with minimal failure rate.

Duplicates

A coarse duplicate and pulp duplicate are also prepared for each batch. Field duplicates are only taken in RC drill holes, systematically for the 9th, 37th, 49th sample of each hole. Table 11-16 shows the results of the duplicates inserted in 2024. Results show that most of the duplicate results fall within 20% for coarse and pulp duplicates (including umpire). These punctual high RSD values for Field duplicates (Grade Control - RC only) are mainly explained by the heterogeneous nature of mineralization which has been observed continuously in past QA/QC programs.

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A target of 5% of all samples processed at the internal laboratory (including blasthole samples and underground muck samples, which are not included in the resource estimation database) are selected randomly and sent to ActLabs in Thunder Bay for umpire checks. The comparison for gold has shown that the Rainy River internal laboratory has a slightly positive bias for the lower grades and a neutral trend for higher values (Table 11-17).

Table 11-16: QC results for Rainy River duplicates (2024-internal laboratory)

Type	Count	RSD
Underground - Chips (Coarse Reject)	570	10%
Underground - Chips (Pulp)	580	10%
Underground - DD (Coarse Reject)	1183	13%
Underground - DD (Pulp)	1184	11%
Grade Control - RC (Field)	152	28%
Grade Control - RC (Coarse Reject)	196	11%
Grade Control - RC (Pulp)	195	11%

Notes: Outliers (RSD above 500%) were excluded from the count and the average RSD (total of 6 outliers removed)

Table 11-17: QC results for Rainy River umpire checks (2024-internal laboratory)

Type	Count	RSD
Underground - Chips	34	15.7%
Underground - DD	123	22.7%
Grade Control - RC	35	13.0%

Notes: Outliers (RSD above 500%) were excluded from the count and the average RSD (total of 1 outlier removed)

11.7	Comments on Sample Preparation, Analyses, and Security

The Qualified Person provides the following comments:

•	Sample collection, preparation, analysis, and security for each drill programs are in line with industry-standard methods for deposits at the time the samples were collected.
•	Drill programs included insertion of blank, duplicate, and standard reference material samples and their insertion rates, depending on the type of drill program, are in line with industry standards.
•	QA/QC results do not indicate any problems with the analytical programs.
•	The Qualified Person is of the opinion that the quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

As an ongoing effort to improve the quality of assay data, New Gold is looking to implement the following changes and actions in the upcoming QA/QC programs:

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•	Improved monitoring of silver assay results by inserting silver or silver-gold CRM(s).
•	Quarterly selection and shipment of umpire check for Exploration samples.
•	Standardize the procedure for insertion of CRMs, as occasional sample swaps (mislabelling of blind CRMs by geologists) have been identified as the cause of some CRM failures.
•	Adding the HoleID to the QA/QC sample database (CRMs and Blanks) as a cross-check to ensure QA/QC samples relate to the dataset and the time period in question

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12	Data Verification
12.1	New Gold Verification

This section summarizes the data verification procedures of the database used for the 2024 Mineral Resource Estimate. The 2024 Mineral Resource Estimate database comprises data gathered by New Gold and by previous owners since 1994.

New Gold uses the Maxwell Geoservices suite (Datashed and Logchief) to manage the exploration drill holes (prior to the 2024 exploration campaign), the underground infill drill holes, the chip sample lines, and the grade control RC drill holes. Drill hole data collected by previous operators were also integrated into the Datashed database. For the 2024 exploration campaign, core logging was captured using MX deposit (Seequent) and the assay results from that campaign were managed using a local Access database. Both databases were imported using comma-delimited (CSV) file exports and were combined in Leapfrog as the 2024 Mineral Resource Estimate database.

The exploration and infill work is conducted by New Gold personnel. The databases include the collar information, downhole survey data, assay results and geological information such as lithology, alteration, structure, mineralization, and RQD data.

New Gold implements a series of routine verification procedures to ensure the reliable collection of data. Checks including a comparison of the drill hole collar location data with the digital models of the surface topography and excavation models, as well as a visual inspection of the downhole survey information.

The database administrator manages the assay results from the internal laboratory and the exploration manager manages the assay results from the external laboratory. Results for both types are received as CSV files:

•	For assay results from the internal laboratory, the CSV is deposited in a folder on the server and automatically imported into DataShed (using a scheduled routine), twice a day.
•	For assay results from the external laboratory (Activation Laboratories for the 2024 exploration program), the CSV is then imported into a Local Access Database, using a set import template.

The on-site database administrator validates the QA/QC results when assay results are received from the internal laboratory. The Exploration Manager validates the QA/QC results from exploration drill holes when received from the external laboratories.

The pre-2024 exploration QA/QC database was validated by AMC in 2022 for the purpose of the previous technical report (InnovExplo, 2022). New Gold and the Qualified Persons have considered the recommendations of that review in the design of the 2024 exploration program.

The QA/QC database review for the assays results received from the internal laboratory and the external laboratories is described in Section 11.6 of this technical report.

12.1.1       Mineral Resources and Mineral Reserves Checklists

New Gold has prepared internal checklist templates for Mineral Resources, open-pit Mineral Reserves, and underground Mineral Reserves to ensure that all relevant aspects have been considered in the estimations. The checklists include a list of factors to consider, based on the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019) and are completed and signed every year by the Qualified Persons and peer reviewers.

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12.2	External Verification Programs

The last external data verification program was conducted in 2018 by AMC Consultants and is documented in the technical report dated March 2020 (AMC, 2020) and is also documented in the last technical report on the property (InnovExplo, 2022). Ms Dinara Nussipakynova, P.Geo., visited the property and conducted reviews and verifications of the following procedures:

•	Sample collection.
•	Sample preparation for grade control.
•	Sample storage.
•	QA/QC procedures.
•	Geological interpretation.
•	Inspection of the core shed.
•	Review of 3 selected drill logs and corresponding assayed drill core intersections.

AMC also cross-referenced randomly selected assay results in the database with the corresponding original assay results for gold and silver from the ALS assay certificates. This verification included comparing 1,360 of the 24,227 assays for the drilling conducted from 2015 to 2017 (5.6%). No errors were identified.

A database verification was also carried out using the normal routines in Datamine, where the database was checked for collar, survey, and assay inconsistencies, overlaps, and gaps.

Based on this data verification program, the report provided New Gold with the following comments:

•	Site geologists are appropriately trained.
•	Procedures for data collection and storage are well-established and adhered to.
•	QA/QC procedures are adequate and provide confidence in the assay results.
•	Cross-checking a sample set of the database with the original assay results revealed no errors.
12.3	Verification Completed by the Qualified Persons

Mr. Nadeau-Benoit prepared the Mineral Resource estimate in this report. He completed site visits during the 2023 and 2024 drilling campaigns. These site visits included the following verifications:

•	Drill hole review from the 2024 exploration program, from previous exploration campaigns, and from the underground infill drilling campaigns.
•	A review of data collection procedures for the exploration and infill data; this included a visit at the RC drill, the diamond drill (for the surface exploration campaign) and review of the chip sampling underground.
•	A tour of the internal laboratory, the exploration core shack and the mine core shack (for underground infill drill hole logging).

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Mr. Nadeau-Benoit discussed (on-site and remotely) the databases and QA/QC results with the database administrator for the assays from the internal laboratory and with the exploration manager for the assays from the external laboratories to ensure the protocols are respected and to review the procedures. He also reviewed the QA/QC database validation completed by AMC.

The Qualified Person completed a validation of the 2024 Mineral Resource Estimation database which included cross-validation checks for the 2024 exploration drill program (database against certificate of assays received directly from the laboratory). No errors or discrepancies were observed by the Qualified Person in the database.

Validation routines were carried out in Leapfrog, following the import of the databases, and consisted of checking for overlapping samples, missing assay results, unsampled intervals and duplicate records. This validation ensured that all the assay results were properly imported into the databases; it also ensured the proper treatment of wedged holes and their duplicated upper portions (from their respective “mother” hole) in Leapfrog.

Also, the surface drillhole collars were compared against the LiDAR surface topography and the underground drill holes and chip sample lines were compared against the 3D underground developments. The hole deviations were reviewed in 3D. No errors were observed by the Qualified Person.

Overall, the site visits, discussions and data verification completed by the Qualified Person responsible for this section of the technical report have demonstrated that data acquisition and protocols are acceptable. There were no limitations in the ability of the Qualified Person to verify the data. Based on these verifications, the Qualified Person is of the opinion that the databases are valid and of sufficient quality to be used for the Mineral Resource and Mineral Reserve estimations described in Sections 14 and 15 of this technical report.

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13	Mineral Processing and Metallurgical Testing
13.1	Previous Metallurgical Testing

Initial metallurgical testwork programs were carried out from 2008 to 2011 to support the 2012 PEA. The testwork was conducted by SGS Canada Inc. (SGS) from Lakefield, Ontario; tests included mineralogy, comminution, gravity separation, flotation, cyanide leaching of flotation concentrates, and whole-ore cyanide leaching.

Further metallurgical testing was performed by SGS from 2011 to 2012 on composites taken from zones within the open pit, and from 2012 to 2013 on composites from the Intrepid underground zone. The results supported the 2014 Feasibility Study (BBA, 2014). The selected flowsheet for the Feasibility Study was based on gravity separation followed by whole-ore leaching.

The comminution testwork was conducted by SGS, Metso Minerals Canada Ltd. (Metso), and FLSmidth Minerals Ltd. (FLSmidth). The processing design was based on the following design parameters, using the 80th percentile of the crushing and grinding results obtained from metallurgical testwork: a crusher work index (CWi) of 25 kWh/t, a bond work index (BWi) of 15 kWh/t, an A×b value of 24.2 and ta[1] value of 0.35. A×b, and ta values are common metrics derived from JK drop weight test.

Gravity-recoverable gold (GRG) testwork was conducted by FLSmidth using test-scale Knelson concentrators. Gold recovery by gravity is dependent on gold particle liberation, which is a function of the gold particle size, mineral particle size after grinding, and head grade. The test results indicated that, for samples ground to 90 µm, 51% of the gold in the ODM Zone was recoverable by gravity. The gravity circuit, designed for a P80 of 1,000 µm from cyclone feed slurry, achieved 19% recovery for coarse feed in the ODM Zone, 9% in the Cap Zone, and 16% in the Intrepid Zone. In 2023 and 2024, gravity gold recovery at head grades of 0.97 and 0.86 reached 21.6% and 14.2%, respectively.

Overall, gravity recovery for silver was lower than for gold, with the Cap and Intrepid Zones at 3% and 5%, respectively, and non-Cap Zones at 10%. In 2023 and 2024, silver recoveries were 5.2% for head grades of 2.74 g/t Ag and 2.4% for head grades of 2.92 g/t Ag.

Cyanide leaching tests on gravity tailings were performed on samples of the ODM master composite at a range of grind sizes and a residence time of 48 hours. Total gold recoveries (gravity recovery plus cyanide leach recovery) ranged from 90% at 119 μm to 93% at 51 μm. Total silver recoveries increased from 67% at 119 μm to 79% at 75 μm, and then decreased for the 62 μm and 51 μm tests. Additional cyanide leaching tests were carried out to determine the optimum residence time and cyanide concentration, and the impacts of pre-aeration, oxygen, air, and leach nitrate on gold recovery.

1 The ore is characterized for impact breakage by A and b. The value of the multiplication of these parameters, the Axb value, has been found to have the best correlation with ore resistance to impact breakage. Lower values indicate harder ores. Low energy (abrasion) breakage is characterized by a tumbling test of selected single-size fractions. The ta value describes the particle size distribution of the product. As with the Axb value, a lower value of ta indicates a harder ore.

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Cyanide leach variability testwork was performed on 208 samples from the Main Pit and 30 samples from the Intrepid Zone at a leach time of 36 hours, target grind size P80 of 75 μm, cyanide concentration of 0.5 g/L NaCN, 30-minute pre-oxidation with air, and a pH of 10.5 to 11.0. The results showed that most ore zones achieved average total gold recoveries of > 80%, except for the Cap Zone at 74%. The leaching performance was relatively consistent, with the majority of the variability driven by the grind size and the gravity recovery. Gold leaching was generally complete after 30 hours while silver was still leaching at 36 hours in all tests.

The following additional metallurgical testwork programs have been conducted since the Rainy River process plant commenced operations in 2017:

•	In April 2019, Orway Mineral Consultants (OMC) conducted an audit of the Rainy River process plant. Using the collected comminution data, OMC developed a JKSimMet model to forecast plant throughput and simulate various comminution circuit configurations. Additionally, OMC created multivariate regression formulas to predict gold recovery based on actual plant data, such as feed gold grades, cyclone overflow P80s, and total gold recoveries.
•	Testwork was conducted in 2019 to ascertain the effectiveness of the Rainy River acid wash circuit to remove calcium from the fouled carbon. Carbon activity tests were completed on samples of carbon that had been acid washed and carbon samples that had not been acid washed. The relative activity of the carbon was then used to assess the effectiveness of the acid wash process. No significant difference in terms of carbon activity was observed between the pre-acid wash samples and the post-acid wash samples. Rainy River concluded that the activity of carbon is not being severely reduced by the absorption of calcium carbonate. Based on these tests, Rainy River has stopped using the acid wash circuit in the process plant. Rainy River notes that this has removed all acid costs and reduced the carbon attrition due to the reduction in carbon movement.
•	SGS completed a carbon in pulp (CIP) modelling study in 2021, with the objective to assess the then-operating parameters and to establish a model that could be used to optimize and evaluate the Rainy River CIP circuit. The model was generated using a plant sample and plant carbon; it was calibrated to the plant data collected. The CIP modelling results were very good, and the leach feed sample that was tested yielded results comparable to the plant data collected. Low losses of barren solution (<0.01 mg/L Au) were achieved in basically all tested scenarios. Modelling of different CIP operating strategies showed that increasing the carbon concentration or increasing the carbon advance rate (compared to plant practice back in Q1 2021) could lower soluble gold losses by up to 0.005 mg/L. The present plant design of 24-hour leaching prior to CIP is likely optimum. Overall, the Rainy River CIP circuit is operating well, and every effort should be made to continue to achieve low gold concentrations on the eluted carbon.
13.2	Recent Metallurgical Testing

In 2023, OMC conducted a second audit of the grinding circuit to perform a high-level assessment of the SABC grinding circuit, evaluate the control philosophy, and identify areas of performance improvement. The survey results indicated a SMC® (comminution test) A×b of 30.7 and a BWi of 14.7 kWh/t. The surveyed SMC A×b value suggests a very competent ore, requiring significantly higher semi-autogenous (SAG) mill power than currently used, possibly due to macro fractures or sample bias.

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The modelling and simulation objectives aimed to increase the hourly milling rate to ≥1,250 t/h at a P80 range of 90 to 100 μm and reduce the ball mill circulating load. The report includes 19 simulations, including the Base Case model fit from the April 2023 survey, utilizing both JKSimMet and OMC models to forecast throughput. Average results were derived from both models.

The report included the following key points:

•	A grinding survey conducted in April 2023 with a feed mix of high-grade ore (HGO) run-of-mine (ROM) (81%) and Cap ore (19%) indicated that the SAG mill achieved a rate of 1,225 t/h, slightly above recent production but below the target of 1,250 t/h. High power utilization was noted, with the SAG mill operating at 64% and the ball mill at 97%. Low rock charge was observed in the SAG mill, suggesting the need to increase the rock load to enhance grinding efficiency.
•	The ball mill was identified as a bottleneck, with a high circulating load of 497% due to coarse feed transfer and limited grinding efficiency. Recommendations were made to adjust media size and optimize water addition for improved ball mill performance.

The survey offered the following key recommendations:

•	Reduce SAG discharge screen aperture from 10 mm to 6-7 mm to reduce top-size material reporting to the ball mill. Reduce the ball mill media size to 65 mm and increase the steel charge to 27.5% or higher.
•	Modify SAG mill control, such as increased rock load and adjustments in mill speed ramp-up, to enhance throughput and grinding efficiency.
•	Minimize water at ball mill feed to maintain discharge density around 78%, thereby improving grinding efficiency.
13.3	Predictive Gold and Silver Recovery Formulas

Based on testwork results and operating performance from 2017 to 2024, grade-recovery formulas were developed to forecast gold and silver recoveries in the Rainy River life-of-mine (LOM) plan and financial models.

Predictive recovery formulas for each metallurgical zone are shown in Table 13-1, where Au is the process plant gold head grade in g/t, Ag is the process plant silver head grade in g/t, and P80 is the hydrocyclone overflow P80 in microns. Gold recoveries are capped to a maximum of 95%. Cap Zone ore, which has lower gold recovery than the other zones, makes up approximately 2% of open-pit and underground Mineral Reserves tonnes. The grade-recovery curves, at a P80 of 85 μm, are shown in Figure 13-1 for gold and Figure 13-2 for silver.

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Table 13-1: Predictive gold and silver recovery formulas

Gold Recovery Formulas:
Open-pit Ore (Excluding Cap Zone)
Underground Ore (Excluding Cap Zone)
Cap Zone Ore
Silver Recovery Formulas
Non-Cap Zone Ore
Cap Zone Ore

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Figure 13-1: Gold grade recovery curves

Figure 13-2: Gold grade recovery curves

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13.4	Comments on Mineral Processing and Metallurgical Testing

The Qualified Person provides the following comments:

•	The testwork undertaken is of an adequate level to ensure an appropriate representation of metallurgical characterization and the derivation of corresponding metallurgical recovery factors for open-pit and underground mines.
•	Metallurgical assumptions are supported by multiple years of production data.
•	No modifications to the processing plant are required.
•	Grade-recovery models have been developed for the various ore types based on processing throughput rates for the purpose of forecasting expected gold and silver recoveries for the LOM plan.
•	LOM gold and silver recovery rates are estimated to be approximately 92.1% and 57.9%, respectively. There are no known processing factors or deleterious elements that could have a significant effect on economic extraction.

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14	Mineral Resource Estimates
14.1	Introduction

The 2024 Rainy River Mineral Resource estimate is based on two block models, one block model for the Main zones (ODM, 17, 433, HS, NW Trend, and Cap) and one block model for the Intrepid Zone. Intrepid is modelled separately because of its distance from the other zones. Both the Main and Intrepid block models are estimated at a parent block size of 5 × 5 × 5 m and sub-blocked to 0.625 m at the domain boundaries. The Main block model is used for reporting both open-pit and underground Mineral Resources. The Intrepid model is used for reporting underground Mineral Resources.

Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

The effective date of the 2024 Mineral Resource estimate is December 31, 2024.

The estimation of Mineral Resources involved the following procedures:

1.	Database review, validation, and compilation.
2.	Validation of topographic surfaces.
3.	Creation of three-dimensional (3D) solids for faults and stratigraphic units (litho-structural model).
4.	Creation of 3D resource domains.
5.	Data conditioning (compositing and capping), statistical analysis, and variography.
6.	Selection of estimation strategy and estimation parameters (based on statistical analysis).
7.	Block modelling, grade interpolation, and validation of the resulting estimation.
8.	Mineral Resource classification.
9.	Assessment of Mineral Resources’ “reasonable prospect for an eventual economic extraction” (RPEEE) and selection of appropriate cut-off grades and constraining volume optimization parameters for the underground and open-pit mining scenarios.
10.	Preparation of the Mineral Resource Statement.

The 2024 Mineral Resource block models were prepared using Seequent’s Leapfrog Geo v.2023.2.0 (Leapfrog) software with the Leapfrog Edge extension (Edge). Surpac v.2023 (Surpac) was used for the re-blocking process (see Section 15.2.1) and other block model manipulations. Leapfrog was used to construct the 3D litho-structural model and the resource domains. Edge was used to estimate Mineral Resources, including 3D block modelling and ordinary kriging (OK) interpolation for gold and silver, and inverse distance squared (ID2) interpolation for carbon, sulphur, and density. Statistical studies, capping, and variography were completed using Leapfrog and Microsoft Excel. Validations were carried out in Surpac and Leapfrog. The final constraining volumes were generated using Deswik Pseudoflow software for open-pit Mineral Resources and Deswik Stope Optimizer (DSO) software for underground Mineral Resources.

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14.2	Database

The 2024 Mineral Resource estimate is based on a database that includes 2,815 diamond drill holes, 5,241 RC drill holes and 556 underground chip lines which amount for 655,178 samples total. Samples included in the database were collected between 1994 and 2024, inclusively.

All unsampled intervals in the Mineral Resource database were assigned a value of 0.00 g/t Au based on the assumption that these intervals were not sampled because they showed no indication of mineralization. Intervals with missing silver values in sampled and unsampled intervals were omitted during the estimation of silver. All unsampled intervals are located outside the estimation domains.

The database and all resulting models use UTM grid coordinates (NAD 83 datum, Zone 15 North). The database was verified and approved by Rainy River staff and validated by the Qualified Person. The database close-out date for the Mineral Resource estimate is August 29, 2024.

Table 14-1 summarizes the content of the 2024 Mineral Resource estimate database. As the first underground ore development commenced in the Main zone after the database close-out date, no chip lines are included in Main Zone.

Table 14-1: Summary of Mineral Resource database

Deposit	Type	No. of holes/lines	Length (m)	No. of samples	Avg. sample length (m)
Main Zone (Collar Easting ≤ 4269000E)	Surface RC - Grade Control	4,306	178,252.00	89,612	1.93
	Surface RC - Exploration	910	29,036.40	3,563	1.81
	Surface DDH	2172	868,078.33	474,857	1.45
Intrepid (Collar Easting > 4269000E)	Surface RC - Exploration	25	598.70	50	1.73
	Surface DDH	474	168,206.72	74,036	1.50
	Underground DDH	169	20,811.55	7,953	1.15
	Underground CHIP	556	4,946.30	5,107	0.97
14.3	Geological Model and Estimation Domains

A 3D litho-structural model was constructed for the Rainy River area, with major layered and intrusive lithologies, shear zones, and brittle faults. Modelled lithological units are used as domains to estimate carbon and sulphur grades, and density. The modelled diabase dyke, considered barren, is used to assign a zero gold and silver value to blocks inside the dyke.

Mineral Resource domains are interpreted based on various thresholds of gold grades, using the geometry of the main lithological units as a guide. The orientation of resource domains generally follows the orientation of the main penetrative foliation, which trends generally east-west and dips 55° south. Resource domains were generated by manually selecting assays intervals on sectional, plan, and 3D views, and using the “vein tool” in Leapfrog. Various grade thresholds were used to generate the domains and capture different styles of gold mineralization:

•	Low-grade domains: > 0.1 g/t Au for Main and > 0.3 g/t Au for Intrepid, capturing the large-scale alteration and mineralization footprint.

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•	Discrete domains: > 0.3 g/t or > 0.5 g/t Au for Main Zones, > 1.0 g/t Au for Intrepid, capturing the geometry of individual gold-bearing sulphide zones. Their morphology is typically intricate and show signs of deformation including pinching and swelling and local dragging along shear zones.

Sub-domains were added locally to capture higher-grade mineralization within discrete domains; this improved constraints on high-grade gold values and allowed adjustments of estimation parameters. A grade threshold of 1.5 g/t Au was used at Main Zone and 4.0 g/t Au at Intrepid. These subdomains were only used for the estimation of gold. A plan view of resource domains is presented in Figure 14-1.

The mineralized zones of the Rainy River Mine are described in more detail in Section 7.3.3.

Bedrock is overlain by overburden with a thickness ranging from 0 m in the vicinity of the Intrepid Zone and up to 60 m in the area of NW Trend. A LiDAR survey was completed before the mining of the open pit had started. A wireframe solid for the overburden was created using the logged overburden intervals in the drill hole database and the pre-mining LiDAR topo surface. This solid was filled with blocks for the block model estimation and given a fixed grade of 0 g/t for gold and silver and a fixed density of 1.8 g/cm3.

An open-pit mining depletion surface was prepared by the mine survey team as at 31 December, 2024. It was used to deplete mined areas. Surveyed volumes of underground workings and mined-out stopes, provided by the underground engineering department as at 31 December, 2024, were used to exclude the depleted areas underground prior to the Resource and Reserve stope optimization.

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424500
426000
427500
5411215
5409950
N
Inclined View
(50° to North)
NW
Trend
Main Zone
433
HS
280
Intrepid
ODM
Cap
Satellites
Cap
+425000
+425500
+426000
+426500
+427000
+427500
Discrete domains
Low-grade domains
1km

NAD 83 UTM Zone 15N
Source: New Gold, January 2024

newgold

Figure 14-1: Inclined view of Resource domains

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14.4	Domain Codes

Resource domain intervals were generated for all drill holes using the “Evaluation” function in Leapfrog. The purpose of the evaluation is to generate drill hole intervals for each intersected domains, assign domain codes (AUDOM), produce intersect length statistics, and extract assay statistics per Resource domains. Descriptive statistics for gold assays by domain are summarized in Table 14-6 for Main Zone and Table 14-7 for Intrepid.

Table 14-2 and Table 14-3 lists the associated domain codes (AUDOM) for the different mineralization zones and grade-shell domains for the Main Zone and Intrepid, respectively.

Table 14-2: Zone names and associated domain codes (AUDOM) for Main Zone

Low-grade Domain (0.1 g/t Au threshold)		Discrete Domain (0.3 or 0.5 g/t Au threshold)			Sub-domain (1.5 g/t Au threshold)
Domain Name	Domain Code	Domain Name	Threshold	Domain Code	Domain Name	Domain Code
ODM/17	10000	ODM 110a to ODM 110m	0.5 g/t Au	11001 to 11013	ODM 110b-sub ODM 110c-sub ODM 110f-sub	11052 11053 11056
		ODM 111a to ODM 111i	0.5 g/t Au	11101 to 11109	ODM 111b-sub ODM111e-sub	11152 11155
		ODM 112a to ODM 112f	0.5 g/t Au	11201 to 11206	ODM 112a-sub ODM 112b-sub	11251 11252
		ODM 113a to ODM 113n	0.5 g/t Au	11301 to 11314	ODM 113a-sub ODM 113b-sub	11351 11352
		ODM 114a to ODM 114n	0.5 g/t Au	11401 to 11414	ODM 114a-sub	11451
		ODM 115a to ODM 115g	0.5 g/t Au	11501 to 11514	ODM115a-sub ODM115c-sub	11551 11553
		ODM 116a to ODM 116m	0.3 g/t Au	11601 to 11614
Zone 280	28000	Zone 281	0.3 g/t Au	28100
		Zone 282	0.3 g/t Au	28200
		Zone 283	0.3 g/t Au	28300
		Zone 284	0.3 g/t Au	28400
Zone 290	29000
Zone 433/HS	30000	Zone 433a to Zone 433j	0.5 g/t Au	30100 to 31000
HS	40000	HS-a to HS-j	0.5 g/t Au	40100 to 41000
Cap	50000	Cap-a to Cap-m	0.5 g/t Au	50100 to 51300
		CapSat-a to CapSat-i	0.5 g/t Au	55100 to 55900
NWTrend	80000	NWTrend-a to NWTrend-i	0.5 g/t Au	80100 to 80900

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Table 14-3: Zone names and associated domain codes (AUDOM) for Intrepid

Low-grade Domain (0.3 g/t Au threshold)		Discrete Domain (1.0 g/t Au threshold)		Sub-domain (4.0 g/t Au threshold)
Domain Name	Domain Code	Domain Name	Domain Code	Domain Name	Domain Code
Low-grade Domain 1	601	Domain 1 to	501 to 539	Domain 1-sub	401
Low-grade Domain 2	602	Domain 39		Domain 2-sub	402
				Domain 4-sub	404
				Domain 5-sub	405
				Domain 7-sub	407
				Domain 11-sub	411
				Domain 13-sub	413
				Domain 14-sub	414
				Domain 20-sub	420

14.5	Treatment of Outliers

New Gold applied two methods for limiting the influence of extreme high-grade outlier assays: capping of raw assay data prior to compositing, and use of a high-grade restricted search in the grade estimation process.

The “raw assays” were treated for the presence of grade outliers on a domain-per-domain basis for both gold and silver; geostatistical tools included a combination of probability plots, histogram analysis, and a review of the effect of capping on the coefficient of variation. A capping value was established for each domain. To limit the influence of the identified outliers, all assays above the defined capping value were limited to this defined value. The selected capping values for gold for each domain (AUDOM) are summarized in Table 14-4 for Main Zone and in Table 14-5 for Intrepid.

To limit the smearing of remaining high-grade values, a high-grade-restricted search was used on specific domains based on drill spacing and remaining high values. The high-grade-restricted search ellipses are ratios (%) of the passes search ellipses. The ratio is reduced after each pass to ensure that the size of the high-grade-restricted search ellipses stays consistent. The parameters of the high-grade restricted-search approach are summarized in for Main Zone and for Intrepid.

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Table 14-4: High-grade restricted search parameters for Main Zone

AUDOM	Pass 1		Pass 2		Pass 3		Pass 4
	Value (g/t Au)	% of search	Value (g/t Au)	% of search	Value (g/t Au)	% of search	Value (g/t Au)	% of search
10000			20.0	33.0	20.0	16.5	20.0	6.5
11006	Not used		20.0	90.0	20.0	45.0	20.0	17.5
11105			20.0	90.0	20.0	45.0	20.0	17.5
11201			20.0	90.0	20.0	45.0	20.0	17.5
28000			10.0	33.0	10.0	16.5	10.0	6.5
29000			10.0	33.0	10.0	16.5	10.0	6.5
30000			10.0	33.0	10.0	16.5	10.0	6.5
40000			10.0	33.0	10.0	16.5	10.0	6.5
50000			10.0	33.0	10.0	16.5	10.0	6.5
80000			10.0	33.0	10.0	16.5	10.0	6.5
99999			1.0	16.0	1.0	8.0	1.0	3.5

Table 14-5: High-grade restricted search parameters for Intrepid

AUDOM	Pass 1		Pass 2		Pass 3
	Value (g/t Au)	% of search	Value (g/t Au)	% of search	Value (g/t Au)	% of search
504	10.0	75.0	10.0	37.5	10.0	15.0
507	7.0	75.0	7.0	37.5	7.0	15.0
509	3.5	75.0	3.5	37.5	3.5	15.0
514	5.5	75.0	5.5	37.5	5.5	15.0
532	4.5	75.0	4.5	37.5	4.5	15.0
535	4.0	75.0	4.0	37.5	4.0	15.0
536	6.0	75.0	6.0	37.5	6.0	15.0
601	7.0	50.0	7.0	25.0	7.0	10.0
602	7.0	50.0	7.0	25.0	7.0	10.0
998	1.5	50.0	1.5	25.0	1.5	10.0
14.6	Compositing

The capped assays were composited. A composite length of 3.0 m, cut at domain boundaries, was used for the Main deposit. For the Intrepid deposit, a variable composite length was used for discrete domains, each corresponding to full interval lengths across a given domain. For the low-grade domains, a composite length of 2.5m, cut at domain boundaries, was used.

The different composite lengths were chosen based on the analysis of the predominant sampling length, and also on the thickness of the Resource domains, the continuity of gold and silver grades, the block size, and the estimation parameters (mainly the number of composites used per drill hole). The statistics of gold composites are summarized in Table 14-6 for Main Zone and in Table 14-7 for Intrepid.

14 – Mineral Resource Estimates Signature Date: February 10, 2025	127

Technical Report Rainy River Mine

Table 14-6: Statistics for raw, capped, and composited assay data from drill holes for Main Zone

AUDOM	Raw Assays			Capped Assays				Composite (3 m)
	Mean (g/t Au)	CoV	N Data	Cap (g/t Au)	N Cap	Mean (g/t Au)	CoV	Mean (g/t Au)	CoV	N Data
10000	0.27	8.3	73988	70	15	0.26	4.92	0.26	3.37	34775
11052	1.75	2.77	811	90	1	1.74	2.71	1.72	1.58	330
11053	1.43	3	884	50	2	1.36	2.12	1.37	1.26	363
11056	1.99	4.87	354	70	1	1.72	3.22	1.68	2.23	175
11152	1.75	4.72	1112	90	2	1.62	3.17	1.65	2.55	522
11155	1.74	2.68	442	None	0	1.74	2.68	1.83	1.87	216
11251	2.67	5.72	2857	230	3	2.54	4.76	2.52	3.14	1267
11252	2.08	11.14	3295	90	3	1.67	3.06	1.66	2.14	1505
11351	2.52	2.93	85	None	0	2.52	2.93	2.46	2.33	42
11352	1.41	2.43	623	None	0	1.41	2.43	1.39	1.23	251
11451	1.76	3.15	269	40	1	1.62	2.31	1.62	1.68	137
11551	1.18	3.89	1051	50	3	1.11	3.18	1.11	2.31	462
11553	1.31	2.44	245	None	0	1.31	2.44	1.29	1.84	125
11001	0.73	1.27	161	None	0	0.73	1.27	0.78	1.00	67
11002	0.71	1.43	658	None	0	0.71	1.43	0.73	0.95	287
11003	0.88	1.37	277	None	0	0.89	1.37	0.87	1.03	127
11004	0.98	4.56	1259	40	1	0.91	2.03	0.92	1.33	552
11005	0.98	2.35	480	None	0	0.98	2.35	0.98	1.56	225
11006	0.72	1.27	182	40	0	0.72	1.27	0.71	1.09	101
11007	0.92	1.79	263	None	0	0.92	1.79	0.92	1.29	119
11008	0.88	1.22	158	None	0	0.88	1.22	0.89	0.94	75
11009	1.84	2.78	42	None	0	1.84	2.78	1.77	2.07	22
11010	0.53	1.06	86	None	0	0.53	1.06	0.56	0.68	37
11011	4.27	2.88	37	None	0	4.27	2.88	3.97	1.95	20
11012	2.09	6.19	164	40	1	1.31	3.39	1.52	2.97	78
11013	24.75	4.14	20	10	1	1.67	1.52	1.74	1.54	13
11101	1.90	3.02	2562	115	1	1.89	2.93	1.89	1.91	966
11102	0.67	1.59	875	25	0	0.67	1.59	0.68	1.18	434
11103	1.68	4.87	444	50	1	1.47	3.26	1.45	2.34	181
11104	1.01	1.88	860	40	0	1.01	1.88	1.07	1.18	328
11105	0.83	2.96	247	None	0	0.83	2.96	0.97	3.35	127
11106	1.20	4.26	1174	40	2	1.11	2.41	1.14	1.58	479
11107	0.83	1.23	141	None	0	0.83	1.23	0.77	0.77	54
11108	1.12	2.18	164	None	0	1.12	2.18	1.19	1.86	73
11109	0.74	1.65	145	10	0	0.74	1.65	0.75	1.11	55
11201	0.72	1.37	608	40	0	0.72	1.37	0.76	1.08	306
11202	0.74	0.96	610	30	0	0.74	0.96	0.74	0.70	308
11203	5.51	3.48	12	10	1	1.31	1.86	1.42	1.23	7
11204	3.51	1.74	6	None	0	3.51	1.74	2.45	1.45	5
11205	1.63	4.62	227	20	2	1.16	2.11	1.23	1.76	120
11206	5.24	2.49	11	None	0	5.24	2.49	4.17	1.81	8
11301	0.98	4.11	135	25	1	0.86	1.54	0.91	0.87	70
11302	0.68	2.09	590	None	0	0.68	2.09	0.71	1.24	256
11303	1.38	1.58	69	None	0	1.38	1.58	1.35	0.99	35
11304	2.32	28.25	350	50	1	0.68	2.32	0.71	1.04	134
11305	0.92	1.23	187	None	0	0.92	1.23	0.90	1.00	74
11306	0.86	1.21	204	None	0	0.86	1.21	0.83	0.79	84
11307	1.39	3.1	36	None	0	1.39	3.1	1.31	1.46	14
11308	1.02	1.47	68	None	0	1.02	1.47	0.99	0.98	27
11309	1.55	3.18	47	None	0	1.55	3.18	1.64	1.29	16
11310	0.86	0.86	43	None	0	0.86	0.86	0.88	0.62	23
11311	0.80	2.5	173	None	0	0.8	2.5	0.83	1.19	68
11312	0.58	1.76	156	None	0	0.58	1.76	0.59	1.10	58
11313	1.46	4.2	135	10	1	0.95	1.6	1.08	1.43	51
11314	0.45	2.21	26	None	0	0.45	2.21	0.45	1.18	9
11401	0.76	2.15	484	40	0	0.76	2.15	0.75	1.15	278

14 – Mineral Resource Estimates Signature Date: February 10, 2025	128

Technical Report Rainy River Mine

AUDOM	Raw Assays			Capped Assays				Composite (3 m)
	Mean (g/t Au)	CoV	N Data	Cap (g/t Au)	N Cap	Mean (g/t Au)	CoV	Mean (g/t Au)	CoV	N Data
11402	0.84	1.31	78	None	0	0.84	1.31	0.83	1.04	53
11403	0.87	1.73	55	None	0	0.87	1.73	0.85	1.73	39
11404	0.79	2.24	133	10	1	0.72	1.53	0.71	1.16	81
11405	3.21	2.59	26	None	0	3.21	2.59	2.69	1.93	21
11406	0.92	1.69	65	None	0	0.92	1.69	1.02	1.67	45
11407	2.75	2.38	10	None	0	2.75	2.38	1.92	1.67	9
11408	8.91	10.09	148	40	2	1.69	3.06	1.74	2.83	80
11409	5.33	4.47	33	10	1	1.07	1.74	1.04	1.08	20
11410	0.64	0.68	35	None	0	0.64	0.68	0.59	0.57	26
11411	0.83	1.87	215	None	0	0.83	1.87	0.84	1.19	141
11412	0.72	0.97	74	None	0	0.72	0.97	0.81	0.83	39
11413	17.17	7.03	90	100	2	3.40	4.44	3.10	4.54	50
11414	3.40	3.29	40	None	0	3.40	3.29	3.14	2.25	24
11501	0.53	1.69	350	None	0	0.53	1.69	0.53	1.16	159
11502	0.92	2.43	67	None	0	0.92	2.43	1.14	2.55	36
11503	0.38	2.26	486	None	0	0.38	2.26	0.39	1.18	226
11504	0.43	0.57	37	None	0	0.43	0.57	0.46	0.52	21
11505	0.67	4.63	276	20	1	0.58	2.68	0.57	1.90	103
11506	2.58	3.83	30	10	1	1.10	1.92	1.00	1.32	16
11507	2.21	1.96	30	None	0	2.21	1.96	2.11	1.31	17
11601	4.87	3.87	238	100	2	4.40	3.13	4.04	2.56	109
11602	0.76	1.22	185	None	0	0.76	1.22	0.76	0.94	83
11603	0.57	1.00	122	None	0	0.57	1.00	0.54	0.69	63
11604	0.77	1.23	170	None	0	0.77	1.23	0.78	0.91	80
11605	0.70	1.23	239	None	0	0.70	1.23	0.75	1.05	100
11606	2.00	2.45	166	None	0	2.00	2.45	1.86	1.68	60
11607	0.81	1.28	211	None	0	0.81	1.28	0.79	0.84	83
11608	0.59	1.41	214	None	0	0.59	1.41	0.61	1.04	90
11609	0.63	0.97	35	None	0	0.63	0.97	0.55	0.51	17
11610	0.66	0.71	15	None	0	0.66	0.71	0.67	0.50	7
11611	0.51	0.35	26	None	0	0.51	0.35	0.49	0.28	15
11612	0.58	1.09	176	None	0	0.58	1.09	0.58	0.72	75
11613	0.52	0.97	38	None	0	0.52	0.97	0.58	0.75	20
28000	0.11	4.39	4578	5	3	0.11	2.2	0.11	1.63	2435
28100	0.86	3.68	215	10	1	0.72	1.71	0.72	1.10	121
28200	1.32	5.33	118	10	2	0.59	2.53	0.66	1.86	66
28300	0.56	0.86	39	None	0	0.56	0.86	0.56	0.59	23
28400	0.87	1.37	14	None	0	0.87	1.37	0.85	0.71	9
29000	0.12	2.68	408	2	3	0.11	1.88	0.11	1.62	206
30000	0.17	20.08	50983	25	13	0.15	3.64	0.15	2.46	25911
30100	2.80	28.88	1939	50	7	1.11	3.42	1.11	2.21	907
30200	1.27	11.52	1037	25	3	0.72	2.39	0.71	1.74	555
30300	0.91	1.78	709	None	0	0.91	1.79	0.93	1.44	339
30400	0.86	2.36	242	None	0	0.86	2.36	0.87	1.60	113
30500	0.47	1.52	26	None	0	0.47	1.52	0.52	1.27	13
30600	0.87	1.37	35	None	0	0.87	1.37	0.96	0.99	19
30700	1.38	5.15	172	25	2	0.99	2.75	0.98	1.91	85
30800	0.98	3.77	323	None	0	0.98	3.76	1.00	2.14	161
30900	0.56	2.96	98	None	0	0.62	2.85	0.68	1.54	37
31000	0.98	2.50	287	25	1	0.94	2.13	0.99	1.60	154
40000	0.13	2.76	19242	10	7	0.13	2.34	0.13	1.69	9235
40100	0.56	2.76	1284	25	1	0.55	2.30	0.61	1.59	636
40200	0.64	5.39	2061	25	4	0.58	2.92	0.61	2.44	984
40300	0.54	2.30	1294	None	0	0.54	2.3	0.58	2.24	661
40400	0.56	3.11	865	25	1	0.54	2.64	0.56	1.72	418
40500	0.62	3.56	277	25	1	0.59	3.27	0.68	2.8	144
40600	1.23	6.51	207	10	1	0.72	1.78	0.72	1.37	115
40700	0.40	0.82	2	None	0	0.4	0.82	0.18		1

14 – Mineral Resource Estimates Signature Date: February 10, 2025	129

Technical Report Rainy River Mine

AUDOM	Raw Assays			Capped Assays				Composite (3 m)
	Mean (g/t Au)	CoV	N Data	Cap (g/t Au)	N Cap	Mean (g/t Au)	CoV	Mean (g/t Au)	CoV	N Data
40800	0.48	1.57	167	None	0	0.48	1.56	0.50	1.16	80
40900	14.76	6.75	51	10	1	0.93	1.63	1.01	1.17	27
41000	0.47	0.84	60	None	0	0.47	0.84	0.51	0.76	32
50000	0.17	47.51	26210	15	3	0.12	2.55	0.12	1.85	13556
50100	0.65	1.00	149	None	0	0.65	1.00	0.69	0.86	78
50200	0.41	1.15	528	None	0	0.41	1.15	0.43	0.87	267
50300	0.65	1.27	280	None	0	0.65	1.27	0.67	0.96	138
50400	0.87	5.75	529	15	1	0.75	1.6	0.77	1.34	266
50500	0.61	2.96	2619	30	2	0.6	2.25	0.59	1.74	1181
50600	0.49	1.37	708	None	0	0.49	1.37	0.51	1.21	324
50700	0.57	2.02	452	None	0	0.57	2.02	0.57	1.45	218
50800	0.60	2.02	159	None	0	0.6	2.02	0.59	1.13	83
50900	0.48	1.22	82	None	0	0.48	1.22	0.49	0.99	42
51000	0.56	1.40	45	None	0	0.56	1.40	0.62	1.13	22
51100	0.52	1.12	63	None	0	0.52	1.12	0.57	0.76	22
51200	1.58	2.95	45	15	1	1.26	2.30	1.20	2.20	21
51300	0.35	0.76	9	None	0	0.35	0.76	0.31	0.48	5
55100	0.40	1.99	369	None	0	0.4	1.99	0.41	1.46	186
55200	2.32	4.34	63	10	2	1.06	2.15	1.02	1.56	30
55300	0.49	2.93	83	5	1	0.4	1.73	0.41	1.85	45
55400	0.41	1.57	190	None	0	0.41	1.57	0.42	1.39	95
55500	0.63	0.91	38	None	0	0.63	0.91	0.60	0.79	22
55600	0.42	2.44	143	None	0	0.42	2.44	0.36	1.81	79
55700	0.40	2.76	109	None	0	0.4	2.76	0.41	1.98	55
55800	0.57	3.90	257	10	2	0.48	2.60	0.51	1.82	122
55900	0.51	0.81	36	None	0	0.51	0.81	0.55	0.81	17
80000	0.10	5.75	7412	6.5	8	0.09	3.16	0.09	2.21	3728
80100	0.50	1.47	383	None	0	0.5	1.46	0.50	1.14	210
80200	0.46	2.75	138	10	1	0.43	2.07	0.43	1.47	73
80300	1.11	2.70	436	30	1	1.1	2.67	1.09	2.15	235
80400	1.03	3.56	95	10	2	0.71	2.04	0.72	1.43	49
80500	0.39	3.48	201	10	1	0.35	2.37	0.38	1.72	106
80600	0.55	0.88	63	None	0	0.55	0.88	0.54	0.66	32
80700	0.56	1.27	65	None	0	0.56	1.27	0.54	0.89	47
80800	0.56	2.32	67	None	0	0.56	2.32	0.60	2.09	39
80900	0.73	1.04	11	None	0	0.73	1.04	0.75	0.97	8
99999	0.10	12.88	302714	5	1338	0.07	4.90	0.06	3.92	179117

Notes:

1.	N = number, CoV= coefficient of variation
2.	The means for raw and capped assays are length-weighted, the means for the composites are not.

14 – Mineral Resource Estimates Signature Date: February 10, 2025	130

Technical Report Rainy River Mine

Table 14-7: Statistics for raw, capped, and composited assay data from drill holes for Intrepid

AUDOM	Raw Assays			Capped Assays				Composite (Variable Length)
	Mean (g/t Au)	CoV	N Data	Cap (g/t Au)	N Cap	Mean (g/t Au)	CoV	Mean (g/t Au)	CoV	N Data
401	4.91	1.32	270	None	None	4.91	1.32	4.57	0.70	52
402	6.40	1.53	151	None	None	6.40	1.53	6.22	0.70	36
404	5.71	1.11	107	None	None	5.71	1.11	5.60	0.64	35
405	13.67	1.58	10	55	1	12.16	1.43	18.88	1.29	4
407	6.37	1.36	137	55	1	6.37	1.36	6.42	0.67	41
411	3.77	0.38	17	None	None	3.77	0.38	3.88	0.13	4
413	5.39	1.48	48	None	None	5.39	1.48	5.04	0.89	15
414	4.21	0.92	21	None	None	4.21	0.92	3.75	0.94	9
420	6.23	1.73	32	55	1	5.86	1.44	5.21	0.54	5
501	2.48	2.12	338	35	1	2.33	1.43	2.25	1.00	104
502	2.03	2.02	265	35	1	1.93	1.38	1.81	0.85	92
503	1.91	1.01	36	None	None	1.91	1.01	1.94	0.86	14
504	1.98	2.48	239	None	2	1.87	2.02	1.70	1.35	118
505	1.72	1.06	174	None	None	1.72	1.06	1.49	0.74	82
506	1.63	1.40	254	None	None	1.63	1.4	1.70	0.55	17
507	1.80	1.01	138	None	None	1.80	1.01	1.86	1.32	52
508	3.52	2.45	61	35	1	3.10	2.03	2.80	1.72	35
509	1.94	1.16	105	None	None	1.94	1.16	1.81	0.64	36
510	2.77	0.72	130	None	None	2.77	0.72	2.49	0.48	25
511	1.95	0.65	20	None	None	1.95	0.65	1.84	0.35	5
512	2.38	0.72	19	None	None	2.38	0.72	2.45	0.4	6
513	2.05	1.18	90	None	None	2.05	1.18	1.98	0.62	33
514	1.35	1.04	52	None	None	1.35	1.04	1.24	0.69	23
515	1.68	0.64	20	None	None	1.68	0.64	1.68	0.45	12
516	1.79	1.29	18	None	None	1.79	1.29	1.51	0.93	8
517	1.87	1.63	40	None	None	1.87	1.63	2.33	1.27	12
518	2.33	1.06	23	None	None	2.33	1.06	2.06	0.78	10
519	1.56	1.10	40	None	None	1.56	1.10	1.54	0.72	12
520	2.17	1.30	41	None	None	2.17	1.30	1.81	0.97	18
521	4.57	1.18	25	None	None	4.57	1.18	4.37	0.66	7
522	3.46	3.12	76	35	1	2.64	1.80	2.47	0.73	32
523	3.63	1.11	23	None	None	3.63	1.11	3.51	0.61	6
524	1.75	0.68	20	None	None	1.75	0.68	1.70	0.52	9
525	4.76	1.14	15	None	None	4.76	1.14	3.65	1.00	7
526	4.71	1.67	10	None	None	4.71	1.67	4.54	1.05	5
527	1.64	0.79	29	None	None	1.64	0.79	1.51	0.61	14
528	1.14	0.72	22	None	None	1.14	0.72	1.09	0.78	12
529	2.84	1.88	43	None	None	2.84	1.88	2.57	0.76	8
530	2.99	1.69	24	None	None	2.99	1.69	2.56	0.62	6
531	3.43	0.74	5	None	None	3.43	0.74	3.45	0.33	3
532	2.30	1.13	50	None	None	2.30	1.13	2.90	0.96	18
533	1.59	0.95	18	None	None	1.59	0.95	1.58	0.23	5
534	3.70	2.00	46	35	2	3.41	1.65	3.35	1.05	19
535	5.59	1.74	10	None	None	5.59	1.74	6.08	1.69	10
536	2.50	1.52	57	None	None	2.50	1.52	3.02	1.47	33
537	8.97	0.10	3	None	None	8.97	0.10	8.97	0.10	3
538	1.44	1.13	64	None	None	1.44	1.13	1.55	0.92	27
539	3.75	1.52	9	None	None	3.75	1.52	2.98	0.84	6
601	0.47	2.26	5,723	30	2	0.47	2.15	0.47	1.80	2865
602	0.59	2.63	1,291	30	1	0.57	2.17	0.57	1.48	716
998	0.14	8.55	8,489	10	7	0.12	3.08	0.12	2.06	4595

Notes:

1.	N = number, CoV= coefficient of variation
2.	The means for raw and capped assays are length-weighted, the means for the composites are not.

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14.7	Density

The database contains 12,723 density measurements that were completed by Accurassay via pycnometry on representative split drill core samples selected for each lithological unit and mineralized domain.

The density values were derived using a single pass and using ID2 interpolation. Lithological units were used as estimation domains for density, with hard boundaries. The search ellipse measured 150 × 150 × 50 m, aligned to the general trend of Rainy River with a dip of 55.0° and dip direction of 192.5°. A minimum of 4 and maximum of 12 samples from at least two different holes were used. Where the number of samples was insufficient to support interpolation, a default value was assigned to the affected domain. A density of 1.8 g/cm3 was assigned to the blocks in the overburden. Default values, which are the median for each ‘Grouped Unit’, are listed in Table 14-8.

Table 14-8: Statistical summary of density measurement values

Grouped Unit	Count	Mean (g/cm3)	Median (g/cm3)	CoV
Clastic Sediments	5	2.97	3.05	0.05
Heterolithic Dacite Tuffs	5,816	2.81	2.79	0.05
Intermediate Volcanics	470	2.81	2.81	0.04
Mafic Volcanics	1,522	2.88	2.85	0.07
Mixed	6	2.94	2.96	0.03
Monolithic Dacite Tuffs	4,903	2.82	2.80	0.05
Total	12,723	2.82	2.80	0.06

CoV= coefficient of variation

14.8	Variography

Variogram modelling was completed on a zone-by-zone basis. A variogram model was completed on gold and silver capped composites from a representative domain for each zone (i.e., Domain 112b for the ODM Zone). The variogram model was then applied to the other domains of the same zone. These variograms were calculated along the mean dip and dip directions of each selected domain.

The modelled variograms had a nugget with an average of around 30% for gold. The anisotropy is well-defined, with greater continuity oriented down-dip (slightly to the west) within a steep east-west-trending plane. The average interpreted range for the main axis of the spatial models is 60 m for the discrete domains and is 140 m for the low-grade domains; the average anisotropy is 6:3:1 (major: semi-major: minor axis).

Variogram models for gold, the primary economic metal, are detailed in Table 14-9 for Main Zone and in Table 14-10 for Intrepid. An example of a fitted variogram model for Domain 112b is presented in Figure 14-2.

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  Figure 14-2: Experimental variograms and fitted models for gold - Domain 112b, Main Zone

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Table 14-9: Gold variogram models for Main Zone

General		Orientation			Nugget	Structure 1					Structure 2
Based On (AUDOM)	Used for (AUDOM)	Dip	Dip Azi.	Pitch		Sill	Struct.	Major	S-major	Minor	Sill	Struct.	Major	S-major	Minor
10000	10000	55	188	106	0.29	0.62	Sph	20.0	15.0	11.0	0.10	Sph.	180.0	70.0	24.0
112b	11001 to 11414 11601 to 11613	50	196	120	0.20	0.65	Sph	45.0	25.0	3.0	0.15	Sph.	70.0	60.0	10.0
115a	11501 to 11507	60	183	130	0.30	0.50	Sph	23.0	35.0	6.0	0.20	Sph.	80.0	50.0	15.0
280	28000 and 29000	67	158	113	0.37	0.60	Sph	28.0	25.0	24.0	0.04	Sph.	145.0	150.0	27.0
281	28100 to 28400	64	167	120	0.25	0.66	Sph	35.0	18.0	5.0	0.09	Sph.	65.0	30.0	8.0
300	30000	50	200	110	0.36	0.56	Sph	17.0	35.0	14.5	0.08	Sph.	180.0	108.0	14.5
301	30100 to 31000	54	208	110	0.25	0.60	Sph	18.0	35.0	18.0	0.15	Sph.	85.0	50.0	20.0
400	40000	48	196	110	0.35	0.56	Sph	80.0	35.0	15.0	0.10	Sph.	180.0	120.0	20.0
402	40100 to 41000	50	198	105	0.25	0.60	Sph	70.0	20.0	4.0	0.15	Sph.	100.0	55.0	8.0
500	50000	60	210	114	0.39	0.50	Sph	15.0	10.0	18.0	0.10	Sph.	180.0	150.0	25.0
506	50100 to 51300	50	202	114	0.25	0.60	Sph	72.0	55.0	16.0	0.15	Sph.	90.0	65.0	16.1
558	55100 to 55900	58	185	111	0.25	0.60	Sph	30.0	25.0	4.0	0.15	Sph.	65.0	55.0	8.0
800	80000	60	210	114	0.38	0.50	Sph	35.0	35.0	10.0	0.13	Sph.	185.0	165.0	25.0
801	80100 to 80900	52	220	108	0.25	0.62	Sph	70.0	55.0	4.0	0.13	Sph.	70.0	65.0	13.0

Azi.= azimuth, Struct.= structure, S-major= semi-major

Table 14-10: Gold variogram models for Intrepid

General		Orientation			Nugget	Structure 1					Structure 2
Based on (AUDOM)	Used for (AUDOM)	Dip	Dip Azi.	Pitch		Sill	Struct.	Major	S-major	Minor	Sill	Struct.	Major	S-major	Minor
401	401 to 420	68	152	135	0.25	0.61	Sph.	25.0	27.0	6.0	0.14	Sph.	50.0	35.0	15.0
501	501 to 539	67	150	110	0.25	0.61	Sph.	22.0	15.0	6.0	0.14	Sph.	55.0	35.0	15.0
601	601, 602 and 998	63	164	112	0.25	0.55	Sph.	12.0	15.0	6.5	0.20	Sph.	85.0	75.0	15.0

Azi.= azimuth, Struct.= structure, S-major= semi-major

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14.9	Block Model Parameters

Two block models, one for the Main Zone and one for the Intrepid zone, were created using Leapfrog Edge. The block models are unrotated with respect to UTM north and the horizontal reference plane. Octree-type sub-blocking along domain boundaries was applied to ensure accurate volume estimation for each domain. Block model definition parameters are listed in Table 14-11. As a validation process, the wireframe volume of each domain was compared against its block model volume. All domains had a fit above 99%.

Table 14-11: Block model parameters

Model	Direction	Size (m)	Sub-Block (m)	Minimum	Maximum
Main	Easting	5	0.625	423,700	427,580
	Northing	5	0.625	5,408,750	5,411,130
	Elevation	5	0.625	-1,200	450
Intrepid	Easting	5	0.625	426,600	427,645
	Northing	5	0.625	5,409,325	5,410,010
	Elevation	5	0.625	-480	460

NAD 83 UTM Zone 15N

14.10	Interpolation Parameters

Gold and silver grade interpolations were carried out using ordinary kriging (OK) on capped composite data.

For the Main Zone deposit, grade interpolation was completed in four successive passes. The first search pass used composites from both grade-control RC holes and exploration drill holes. The second, third, and fourth passes only used composites from the exploration drill holes. The first search ellipsoid used a 12.5 × 12.5 × 5 m range. The three subsequent search ellipsoids (second, third, and fourth search pass) used a multiple of the ranges obtained from the variogram fitted models, corresponding to 0.5 ×, 1.0 ×, and 2.5 × the ranges, respectively.

For the Intrepid deposit, three sets of search ellipsoids (first, second, and third search pass) were built from the variogram fitted models, with ranges corresponding to 0.5 ×, 1.0 × and 2.5 × those obtained from the variography study. The first pass used the composites from the chip lines and drill holes, and the second and third pass only used composites from the drill holes.

For both deposits, the search ellipsoids (anisotropic search) and variograms were guided by the mid-planes of each domain. For both deposits, blocks were estimated using hard boundaries between the different mineralized zones. Where discrete domains shared a boundary with its own subdomain, semi-soft boundaries of 15 m for the Main Zone deposit and 10 m for the Intrepid deposit were applied between discrete domains and their respective subdomain. For example, for the ODM/17 Zone, composites within the subdomains, up to 15 m away from their boundary, informed blocks within the discrete domains along with the composites within the discrete domains.

For the Main Zone deposit only, composites within the low-grade domains and composites within discrete domains, up to 15 m away from the boundary, informed blocks within the low-grade domains.

For both deposits, the subdomains were estimated using hard boundaries. The interpolation parameters are described in Table 14-12 for Main Zone and in Table 14-13 for Intrepid.

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Table 14-12: Main Zone interpolation parameters

Domain	Pass	Dataset	Orientation	Search Ellipse Range (m)			Number of Composites
				X	Y	Z	Min/block	Max/block	Max/hole
Discrete/ Subdomain	1	RC (GC) + DH	VO	12.5 m	12.5 m	5.0 m	3	10	2
	2	DH	VO	0.5 × Vario. Range	0.5 × Vario. Range	0.5 × Vario. Range	3	10	2
	3	DH	VO	1.0 × Vario. Range	1.0 × Vario. Range	1.0 ×Vario. Range	2	12	2
	4	DH	VO	2.5 × Vario. Range	2.5 × Vario. Range	2.5 × Vario. Range	1	15	N/A
Low-grade	1	RC (GC) + DH	VO	12.5 m	12.5 m	5.0 m	3	6	2
	2	DH	VO	0.5 × Vario. Range	0.5 ×Vario. Range	0.5 × Vario. Range	3	6	2
	3	DH	VO	1.0 × Vario. Range	1.0 × Vario. Range	1.0 × Vario. Range	2	6	2
	4	DH	VO	2.5 × Vario. Range	2.5 × Vario. Range	2.5 × Vario. Range	1	8	N/A

RC= Reverse Circulation, GC= grade control, DH = Diamond Drill Hole, VO = Variable Orientation, Min.= Minimum, Max. = Maximum

Table 14-13: Intrepid interpolation parameters

Domain	Pass	Dataset	Orientation	Search Ellipse Range (m)			Number of Composites
				X	Y	Z	Min/block	Max/block	Max/Octant
ALL	1	CHIP + DH	VO	0.5 × Vario. Range	0.5 × Vario. Range	0.5 × Vario. Range	3	5	2
	2	DH	VO	1.0 × Vario. Range	1.0 × Vario. Range	1.0 × Vario. Range	3	5	2
	3	DH	VO	2.5 × Vario. Range	2.5 × Vario. Range	2.5 × Vario. Range	2	5	2

DH = Diamond Drill Hole, VO = Variable Orientation, Min.= Minimum, Max. = Maximum

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14.11	Block Model Validation

The results of the modelling process were validated using several methods:

•	A thorough visual review of the model grades in relation to the underlying drill hole assays and composite grades.
•	Comparisons with previous Resource estimates and grade control model.
•	Comparisons with other estimation methods using statistics and swath plots.

14.11.1       Visual Inspection

A detailed visual inspection of the block model was conducted at different grade thresholds in cross section view, plan view, and in 3D to validate that interpolation results were relevant and reasonable. This review also verified that the blocks were properly coded. The distribution of block grades was compared to the drill hole assays and composites to ensure the proper representation in the model.

14.11.2       Statistics and Swath Plots

Results from the OK interpolation method were tested against other grade models that were generated using both the ID2 and nearest neighbor (NN). The NN model was created using capped data composited to 5 m intervals, which reflects the size of the blocks. An example of this comparison for ODM/17 domains is shown in the following swath plots: a slice along the X-axis in Figure 14-3 and along the Z-axis in Figure 14-4.

Figure 14-3: Swath plot (X-axis slices) for gold - ODM/17 (Main)

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Figure 14-4: Swath plot (Z-axis slices) for gold - ODM/17 (Main)

14.11.3       Comparison with Open-pit Grade Control Model

A grade control model was developed in 2017 and is updated regularly to support open-pit mining operations and reconciliation analysis. In this instance, the grade control model was used for validation and comparison purposes against the Main Zone Resource block model and the open-pit Mineral Reserve model. Table 14-14 shows closely matching reconciliation for tonnage, average gold grade and gold ounces for the mined Phase 4 (up to December 2024) between the open-pit Mineral Reserve model and the grade control model.

The grade control model is built using two competing estimations (same approach for Au and Ag):

•	An ordinary kriging estimation using the blasthole data, using a minimum of 4 blastholes (completed using a 15 × 15 × 15 m search ellipse)
•	An inverse squared distance (ID2) estimation using the RC grade control drill hole data, using a minimum of 4 holes (completed using a 15 × 15 × 15 m search ellipse)

The average drill spacing of blasthole data is 5 m and the average length is 10 m (1 sample per blasthole). RC grade control drilling is completed in ore zones, wherever there is available ground space to do so. Average drill spacing of RC grade control drill holes is 11 m, with one sample taken every 2m (composited to 5m for the estimation).

The final gold and silver values for each block of the grade control model is provided by the ID2 estimation using the RC drilling grade control data, if populated for that specific block. Otherwise, it uses the ordinary kriging estimation using the blasthole data by default. The grade-control model is updated when there is new blasthole or RC grade control drill hole data that needs to be integrated into the model (almost on a daily basis).

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Table 14-14: Comparison of the open-pit Mineral Reserve model to the grade control model

Block model	Tonnes (000s)	Gold Grade (g/t)	Contained Gold (koz)
Mineral Reserve model	11,922	0.71	271
Grade control model	12,382	0.69	275
Difference (%)	+4%	-3%	+1%

Note: The grade control model is compared against the Mineral Reserve model, both reported within the Phase 4 pit to December 2024 and above 0.3 g/t AuEq.

14.12	Classification

Block model quantities and grade estimates for the Rainy River Mine were classified according to the CIM (2014) guidelines. Industry best practices state that Mineral Resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating the concepts to delineate areas of similar Mineral Resource classification categories.

A preliminary Mineral Resource classification was first completed on the basis of an estimated block’s distance from the nearest informing drill-hole composite. The selected distances were based on the gold variogram results, with additional consideration given to local geology and gold grade continuity.

For the Main deposit, the classification is based upon the following criteria:

•	No Measured Mineral Resources were defined for the Main deposit. The prerequisite for Measured Mineral Resources, is that it must be supported by underground development sampling (chip samples), validated with the required quality assurance and quality control.
•	Indicated Mineral Resources are defined by blocks estimated by a minimum of three drill holes, interpolated during the first, second and third estimation search pass (up to the full variogram search ranges) and located within a closest distance of less than 30 m. This is achieved with drill holes at a nominal spacing of approximately 50 m (maximum of 60 m). Blocks must be included within a Resource domain.
•	Inferred Mineral Resources are defined as those blocks which do not meet the criteria for Measured or Indicated Mineral Resources, but are within a maximum distance of 50 m from a single drill hole (drill spacing of up to 100 m). Blocks must be included within a Resource domain.

For the Intrepid deposit, the classification is based upon the following criteria:

•	Measured Mineral Resources are defined by blocks estimated by a minimum of three drill holes, interpolated during the first and second estimation search pass (up to the full variogram search ranges) and located within a closest distance of less than 20 m. This is achieved with drill holes at a nominal spacing of approximately 40 m. Blocks must be included within the discrete domains (above the 1 g/t Au modelling threshold) and within 15 m of underground development with sampling (chip samples) that is validated by the required quality assurance and quality control.
•	Indicated Mineral Resources are defined by blocks estimated by a minimum of three drill holes, interpolated during the first and second estimation search pass (up to the full variogram search ranges) and located within a closest distance of less than 20 m. This is achieved with drill holes at a nominal spacing of approximately 40 m. Blocks must be included within a Resource domain.

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•	Inferred Mineral Resources are defined as blocks which do not meet the criteria for Measured or Indicated Mineral Resources but are within a maximum distance of 40 m from a single drill hole. Blocks must be included within a Resource domain.

For both deposits, based on the criteria described above, the classification was smoothed by applying outline boundaries in longitudinal view, keeping in mind that a significant number of blocks are necessary for Indicated Mineral Resources. Some Inferred blocks contained within the Indicated category outline were upgraded to Indicated, whereas some Indicated blocks outside of these outlines were downgraded to the Inferred category. The Qualified Persons consider this a necessary step to further constrain the Mineral Resource classification and avoid the inclusion of isolated blocks in the Indicated category.

The Deswik mine stope optimizer (DSO) software was used to classify each optimized stope based on the dominant Resource category for that stope. The resulting optimized stopes classification was then reviewed by the Qualified Persons; some stopes were locally downgraded, and others locally upgraded.

14.13	Reasonable Prospects of Eventual Economic Extraction

The Rainy River Mineral Resource estimate is reported assuming open-pit and underground mining methods for Main Zone and underground mining methods for Intrepid zone.

To meet the requirements that Mineral Resources have “reasonable prospects for eventual economic extraction”, Mineral Resources are reported above cut-off grades appropriate for the selected mining method and within constraining volumes.

The Mineral Resource cut-off grades are expressed as a gold-equivalent (AuEq) grade. The following gold-equivalency formulas are used for open-pit and underground mining scenarios:

•
•

And are based on the following parameters:

•	Gold price = US$1,980 per ounce
•	Gold recovery = 90% for open-pit and 95% for underground
•	Silver price = US$24 per ounce
•	Silver recovery = 60% for open-pit and underground

Open Pit

Open-pit Mineral Resources are constrained within a pit shell generated using Deswik Pseudoflow pit optimization software and using the parameters shown in Table 14-15. Metal price assumptions are 20% higher than the Mineral Reserves metal prices and all other parameters are the same as used for Mineral Reserves. Metallurgical recoveries are based on the predictive recovery formulas shown in Section 13.3 and overall slope angles vary by litho-structural domain, as shown in Section 16.3.2.

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The pit optimization was run on the Main block model using Indicated and Inferred Mineral Resources. The block model used for pit optimization was depleted to the December 31, 2024 open-pit mined-out surface and the open-pit and underground Mineral Reserves shapes. The conceptual Resource pit shell, based on a revenue factor of 1, encompasses a larger main pit, with an expansion to the south and at depth and pit extensions to the east and northwest, as shown in Figure 14-5.

Table 14-15: Open-pit optimization parameters for Mineral Resources

Parameter	Units	Value
Gold price	US$/oz	1,980
Silver price	US$/oz	24
Exchange rate	C$:US$	1.30
Gold selling cost	US$/oz	4.00
Silver selling cost	US$/oz	1.00
Royalty	%	1.4%
Gold metallurgical recovery	%	variable
Silver metallurgical recovery	%	variable
Overburden mining cost	US$/t mined	2.50
Base mining cost (at 300 m bench)	US$/t mined	3.30
Incremental mining cost (per 10 m bench)	US$/t mined	0.025
Processing cost	US$/t processed	10.40
G&A cost	US$/t processed	4.69
Total ore-related cost	US$/t processed	15.09
Slope angles	degrees	variable
Break-even cut-off grade	g/t AuEq	0.26
Cut-off grade used for reporting	g/t AuEq	0.30

Underground

The underground Mineral Resource estimate is constrained within optimized shapes using Deswik Stope Optimizer (DSO) using the parameters shown in Table 14-16. The DSO stopes were cut by the Mineral Resource conceptual pit shell, depletion solids, and underground Mineral Reserve solids to produce the Mineral Resource stopes used in the Mineral Resource estimate. Underground Mineral Resources mostly comprise extensions to existing Mineral Reserves zones at depth and along strike, as shown in Figure 14-5.

Table 14-16: Underground stope optimization parameters for Mineral Resources

Parameter	Units	Value
Gold price	US$/oz	1,980
Silver price	US$/oz	24
Exchange rate	C$:US$	1.30
Gold selling cost	US$/oz	4.00
Silver selling cost	US$/oz	1.00
Royalty	%	1.4%
Gold metallurgical recovery	%	variable
Silver metallurgical recovery	%	variable
Underground mining cost	US$/t mined	45.00

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Parameter	Units	Value
Surface haul cost	US$/t mined	2.00
Processing cost	US$/t processed	13.00
G&A cost	US$/t processed	11.00
Total ore-related cost	US$/t processed	71.00
Minimum dip	degrees	55
Minimum stope width	m	2
Stope length	m	2
Stope height	degrees	25
Dilution	%	14
Cut-off grade	g/t AuEq	1.40

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424500 E
425000 E
425500 E
426000 E
426500 E
427000 E
427500 E
500 EL
0 EL
-500 EL
-1000 EL
NW Trend
Phase 5
Phase 4
ODM East
Intrepid
250 m
Open-pit Mineral Reserves
Open-pit Mineral Resources
Underground Mineral Reserves
Underground Mineral Resources
0
500
metres
Longitudinal View Looking North
424500E
425000E
425500E
426000E
426500E
North Lobe
NW Trend
Phase 5
ODM East
Phase 4
South Pushback
Open Pit Plan View
250 m
N
Source: New Gold Jan 2025
NAD 1983 UTM Zone 15N
newgold

  Figure 14-5: Mineral Resource constraining volumes in relation to Mineral Reserves

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14.14	Mineral Resource Statement

The Mineral Resource estimate for Rainy River Mine as of December 31, 2024, is presented in Table 14-17. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Table 14-17: Rainy River Mineral Resource Estimates as of December 31, 2024

Mining Method	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Open-pit	Measured	-	-	-	-	-
	Indicated	25,216	0.90	3.28	734	2,659
	Measured & Indicated	25,216	0.90	3.28	734	2,659
	Inferred	2,198	0.59	1.52	42	107
Underground	Measured	310	2.74	26.38	27	263
	Indicated	9,556	1.74	5.37	533	1,651
	Measured & Indicated	9,866	1.77	6.03	560	1,914
	Inferred	5,465	2.03	4.56	356	800
Total	Measured	310	2.74	26.38	27	263
	Indicated	34,772	1.13	3.86	1,267	4,310
	Measured & Indicated	35,083	1.15	4.05	1,294	4,573
	Inferred	7,663	1.62	3.68	398	908

Notes:

1.	The Qualified Persons for the Mineral Resource Estimate, as defined by National Instrument 43-101, are Vincent Nadeau-Benoit, P.Geo., Jason Chiasson, P.Eng., and Alexander Alousis, P.Eng. The effective date of the 2024 Mineral Resource Estimate is December 31, 2024.
2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resource Estimate follows CIM 2014 Definition Standards for Mineral Resources and Mineral Reserves.
3.	Mineral Resources are reported exclusive of Mineral Reserves.
4.	Open-pit Mineral Resources are reported within a conceptual pit shell at a cut-off grade of 0.30 g/t AuEq, based on total ore-related costs of US$15.09/t processed. Underground Mineral Resources are reported within mineable shapes created using a cut-off grade of 1.40 g/t AuEq, based on total ore-related costs of US$71.00/t ore mined.
5.	Numbers may not add up due to rounding.
14.15	Factors that may Affect the Mineral Resource Estimates

Factors that may affect the Mineral Resource estimates include changes to the following parameters:

•	Metal price and exchange rate assumptions.
•	Assumptions used to generate estimation domains.
•	Interpretation of geometry and continuity of mineralization.
•	Geological and grade continuity assumptions.
•	Treatment of high-grade gold values.

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•	Density assignments.
•	Geotechnical aspects, locations of mined-out voids, and mining and metallurgical recovery assumptions.
•	Input and design parameter assumptions for open-pit and underground mining that constrain the estimates.
•	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social licence to operate.
14.16	Comments on Mineral Resource Estimates

The Qualified Persons are of the opinion that Mineral Resources have been estimated using industry-accepted practices and Mineral Resources are reported using the 2014 CIM Definition Standards.

There are no other environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the Qualified Person that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

The Qualified Persons are of the opinion that the use of constraining volumes and cut-off grades to report the Mineral Resources demonstrate that there are “reasonable prospects for eventual economic extraction”, as defined in the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019).

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15	Mineral Reserve Estimates
15.1	Introduction

Mineral Reserves are reported for the open-pit and underground mines, both currently in operation, and for the surface stockpiles. Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves, respectively.

Mineral Reserves tonnes and grades are stated at a mill feed reference point, allowing for dilution and mining recovery, and are reported accounting for depletion as of December 31, 2024. Cut-off grades of 0.30 g/t AuEq and 1.68 g/t AuEq are applied to open-pit and underground Mineral Reserves, respectively. Mineral Reserves are supported by mine designs, development and production schedules, and cost estimates completed as part of Rainy River’s 2025 life-of-mine (LOM) planning process.

Gold-equivalent (AuEq) grades are used for reporting open-pit and underground Mineral Reserves, calculated using the following formulas:

•
•

And based on the following parameters:

•	Gold price = $1,650 per ounce
•	Gold recovery = 90% for open-pit and 95% for underground
•	Silver price = $20 per ounce
•	Silver recovery = 60% for open-pit and underground
15.2	Open-Pit Mineral Reserve Estimates

15.2.1       Open-Pit Mineral Reserve Estimation Methodology

Open-pit Mineral Reserves are estimated using the 2024 Main Zone Resource model, regularized to a block size of 10 × 10 × 10 m. Additional mining recovery and dilution parameters are applied to create a diluted open-pit Reserve block model, as discussed in Section 15.2.2.

Pit optimization was conducted in Deswik Pseudoflow software (Pseudoflow) using the open-pit Reserve block model to determine the optimal economic shape of the open pit, and was reported accounting for depletion as of December 31, 2024. Pseudoflow is a network-flow algorithm that determines pit shells at varying revenue factors for a deposit, using specific input parameters including slope dependencies, costs, and revenues. The parameters used in the pit optimization are shown in Table 15-1.

Cost parameters are aligned with LOM average estimates. Metallurgical recoveries used in the pit optimization are based on the predictive gold and silver recovery formulas outlined in Section 13.3 and on the geotechnical parameters respect the recommended inter-ramp angles as established in Section 16.3.2. The overall slope angles used in the optimization process account for final ramps and geotechnical catch berms requirements. Only Measured and Indicated Mineral Resources were considered in the pit optimization. Pit optimizations were run with and without surface constraints, such as the Pinewood Creek and mine rock stockpiles.

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Table 15-1: Open-pit optimization parameters for Mineral Reserves

Parameter	Units	Value
Gold price	US$/oz	1,650
Silver price	US$/oz	20
Exchange rate	C$ : US$	1.30
Gold selling cost	US$/oz	4.00
Silver selling cost	US$/oz	1.00
Royalty	%	1.4%
Gold metallurgical recovery	%	variable
Silver metallurgical recovery	%	variable
Overburden mining cost	US$/t mined	2.50
Base mining cost (at 300 m bench)	US$/t mined	3.30
Incremental mining cost (per 10 m bench)	US$/t mined	0.025
Processing cost	US$/t processed	10.40
G&A cost	US$/t processed	4.69
Total ore-related cost	US$/t processed	15.09
Overall slope angles	degrees	variable
Break-even cut-off grade	g/t AuEq	0.32
Incremental cut-off grade	g/t AuEq	0.30

The results of the Pseudoflow pit optimization served as the basis for engineered designs of the final pit and pit phases, which included detailed bench and berm designs, operational and geotechnical considerations, and haulage ramps. Pit shell selection for guiding the design of the final Mineral Reserves pit is based on cash-flow analysis at a range of revenue factors, waste and overburden stripping requirements, minimum pushback width, permitting requirements, and the opportunity for in-pit waste storage.

The final pit was interrogated against the open-pit Mineral Reserves block model to estimate Mineral Reserves. In-pit Inferred and unclassified blocks are considered as waste in the Mineral Reserves estimate and LOM plan. An economic analysis of the open-pit LOM plan was then conducted to confirm that each open-pit phase generates a positive cash flow using the Mineral Reserves parameters.

Pit optimization results identified opportunities for potential open-pit pushbacks to the west and south of the main pit and for establishing satellite pits at the NW Trend and 280 Zone. The pit shell forming the basis for 2024 open-pit Mineral Reserves is smaller than the optimal pit shell, as it includes only the currently operating Phase 4 and the Phase 5 pushback to the west of the main pit. Technical and economic analysis is ongoing to evaluate a potential Phase 6 pushback to the south of the main pit and Phase 5 pit, and a new satellite pit within the Northwest Trend zone.

15.2.2       Open-Pit Dilution and Mining Recovery

Dilution and mining recovery are considered in the open-pit Mineral Reserves estimate through regularization of the block model, application of a dilution and ore loss “skin”, and grade capping on a block basis.

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The regularized open-pit Mineral Reserve model has block dimensions of 10 × 10 × 10 m, representing the dimensions of a selective mining unit (SMU), the smallest volume of material that can be used to determine whether it contains ore or waste. The SMU dimensions are based on the bench height and size of the current loading equipment at Rainy River.

Dilution and ore loss skins are then applied to each regularized block using a script in Hexagon’s HxGN MinePlan software. The parameters used in the dilution and ore loss calculations are based on a study undertaken in 2021. In summary, a 3.3 m dilution skin is applied to each block, on the sides of the block that are bordered by lower-grade blocks. Dilution is applied at the grades of the adjacent block. On the sides where a block is bordered by a higher-grade block, a 0.2 m ore loss skin is applied.

Finally, regularized and diluted blocks are capped to a maximum gold grade of 3 g/t.

The overall impact of the dilution and mining recovery factors within the Mineral Reserve pit design at a cut-off grade of 0.3 g/t AuEq is a 19% increase in ore tonnes and a 19% decrease in gold grade.

15.2.3       Open-Pit Cut-Off Grade

A break-even cut-off grade of 0.32 g/t AuEq was calculated for open-pit Mineral Reserves using the parameters shown in Table 15-1. Open-pit Mineral Reserves are reported at an incremental cut-off grade of 0.30 g/t;
low-grade ore is included in the mine plan when excess process plant capacity exists, principally at the end of life of the open pit, to supplement the process plant feed coming from the underground mine, and thus can be considered incremental. Low-grade ore makes up approximately 16% of open-pit Mineral Reserves tonnes.

The Rainy River open-pit mine plan and operation differentiate three main ore types:

•	High-grade ore (HGO): Greater than 0.50 g/t AuEq
•	Medium-grade ore (MGO): 0.40 to 0.50 g/t AuEq
•	Low-grade ore (LGO): 0.30 to 0.40 g/t AuEq
15.3	Underground Mineral Reserve Estimates

15.3.1       Underground Mineral Reserve Estimation Methodology

Underground Mineral Reserve estimates are reported from stope shapes generated using Deswik Stope Optimizer (DSO) 2024.1 and from development shapes used to access the stoping horizons. Main and Intrepid 2024 Resource models were used for Reserve estimations using the parameters shown in Table 15-2. A DSO cut-off grade of 1.68 g/t AuEq was used for generating undiluted stope shapes and an incremental cut-off grade of 0.9 g/t AuEq was used for development that must be mined to access higher-grade stopes. Mining recovery and dilution parameters were applied to the resulting stope shapes, as discussed in Section 15.3.2. Stope shapes containing a majority portion of Measured or Indicated blocks are converted to Proven or Probable Mineral Reserves, respectively.

Deswik is used to design mining drifts to access the stoping areas and other mine infrastructure. Stopes are then analyzed for inclusion into the Mineral Reserve inventory by analyzing capital costs, considering the development required to enable mining of the designed stopes and other mining infrastructure requirements. Deswik Scheduler is used to generate the development and production schedules.

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Table 15-2: Underground stope optimization parameters for Mineral Reserves

Parameter	Units	Value
Gold price	US$/oz	1,650
Silver price	US$/oz	20
Exchange rate	C$:US$	1.30
Gold selling cost	US$/oz	4.00
Silver selling cost	US$/oz	1.00
Royalty	%	1.4%
Gold metallurgical recovery	%	variable
Silver metallurgical recovery	%	variable
Underground mining cost	US$/t mined	45.00
Surface haul cost	US$/t mined	2.00
Processing cost	US$/t processed	13.00
G&A cost	US$/t processed	11.00
Total ore-related cost	US$/t processed	71.00
Minimum dip	degrees	55
Minimum stope width	m	2.4
Stope length	m	15
Stope height	m	25
Minimum pillar between parallel stopes	m	7.5
Dilution	%	14
DSO cut-off grade	g/t AuEq	1.68

15.3.2       Underground Dilution and Mining Recovery

Underground stoping Mineral Reserves include internal and external dilution. Internal dilution is from blocks below cut-off grade that are included in the DSO stope shapes that must be mined due to the stope geometry. External dilution is applied to the production stopes using a dilution factor of 14% based on average equivalent linear overbreak slough (ELOS) values of 1.0 m on the hanging wall and 0.5 m on the footwall and an average stope width of 9.6 m. Dilution is applied at the average grades estimated from analyzing the dilution skins against the block model. These parameters are based on geotechnical analysis and experience from underground mining at Intrepid since 2022, with an allowance for backfill dilution expected as part of the modified Avoca mining method. Parallel stope shapes are constrained by a 7.5 m wide boundary pillar required for geotechnical stability between stopes. A mining recovery of 92% is applied to stope ore tonnes to account for unblasted ore, unmucked ore remaining on the floor, rock mechanics constraints, and sill pillar recoveries. Stope shapes are ‘cut’ by development shapes using Deswik Interactive Scheduler to remove overlapping volumes, and the resulting shapes are interrogated against the Resource models.

Development ore assumes 15% overbreak at zero diluting grade and a mining recovery of 100%. Development shapes are ‘cut’ by adjacent development using Deswik Interactive Scheduler to remove overlapping volumes and the resulting shapes interrogated against the Resource models.

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15.3.3       Underground Cut-Off Grade

A DSO cut-off grade of 1.68 g/t AuEq was used for reporting stoping Mineral Reserves, based on the parameters shown in Table 15-2. Incremental ore from development shapes are included in Mineral Reserves with an estimated cut-off grade of 0.90 g/t AuEq. Development material above 0.90 g/t is hauled to the surface ROM as ore, and mineralized material below cut-off grade is used as backfill material when backfill sites are available or is delivered to surface as waste.

The COG calculation is appropriate for the deposits based upon the assumptions used and the current company strategy relative to metal prices and combined open-pit and underground operations.

15.4	Reconciliation

New Gold carries out monthly reconciliation by comparing ore mined from open-pit and underground to Mineral Reserves. Ore delivered from the mines and stockpile to the mill is also compared to what the mill receives. In each case, tonnes, grades, and contained metals (referred to as “inventory” below) are compared. A summary of the reconciliation process is provided below:

•	Open-pit Ore Polygons vs Mineral Reserves: Ore polygons, designed by the grade-control geologists, are evaluated against the grade-control model. This inventory is compared against the diluted open-pit Mineral Reserves model that is used for estimation of Mineral Reserves and long-term planning.
•	Open-pit Mine Reported vs Ore Polygons: The mine operations report from the fleet management and dispatch system is comparted to the ore polygon inventory.
•	Underground Short-term Stope Designs vs Mineral Reserves: Short-term stope shapes, designed by planning engineers, are evaluated using the underground short-term block model. This inventory is compared against the depleted Mineral Reserves.
•	Underground Survey vs Underground Mine Reported: Surveyed stope volumes, using cavity monitoring system (CMS) scans, are compared against reported underground production tonnes.
•	Mine-to-Mill Reconciliation: Ore delivered to the primary crusher from the open-pit mine, underground mine, and stockpile, is compared against the reconciled monthly mill feed.

The reconciliation data is used for calibrating block models and production forecasts and identifying opportunities for operational improvements, including initiatives to minimize mine dilution. In 2024, a discrepancy was identified between the open-pit ore polygons and the open-pit Mineral Reserves, where rich pockets of high-grade ore reconciled lower than expected. To mitigate this risk in the mine plan going forward, the Mineral Reserves model was updated to include grade-capping for the remaining high-grade blocks of Phase 4 and Phase 5. As part of the 2024 block model validation, the updated Mineral Reserves model was validated against the grade-control model for all Phase 4 open-pit mining up to December 31, 2024. The two models matched within 1% of contained gold ounces as discussed in Section 14.11.3.

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15.5	Mineral Reserve Statement

The Mineral Reserve estimate for Rainy River Mine as of December 31, 2024, is presented in Table 15-3.

Table 15-3: Rainy River Mineral Reserve estimates as of December 31, 2024

Zone	Category	Tonnes (000s)	Grade		Contained Metal
			Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Open Pit	Proven	-	-	-	-	-
	Probable	20,816	0.88	2.35	589	1,573
	Proven & Probable	20,816	0.88	2.35	589	1,573
Underground	Proven	250	3.69	29.67	30	238
	Probable	16,175	2.53	4.98	1,314	2,591
	Proven & Probable	16,424	2.54	5.36	1,344	2,829
Stockpile	Proven	15,685	0.38	2.25	194	1,133
	Probable	-	-	-	-	-
	Proven & Probable	15,685	0.38	2.25	194	1,133
Total	Proven	15,935	0.44	2.68	223	1,371
	Probable	36,991	1.60	3.50	1,903	4,164
	Proven & Probable	52,926	1.25	3.25	2,126	5,535

Notes:

1.	Mineral Reserves have been estimated by the Rainy River mine planning team under the supervision of Jason Chiasson, P.Eng. and Alexander Alousis, P.Eng., both full-time employees of New Gold and Qualified Persons as defined by National Instrument 43-101. The estimate conforms to the CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Reserves are estimated using metal price assumptions of US$1,650 per ounce of gold and US$20 per ounce of silver, and a foreign exchange rate assumption of C$1.30 : US$1.00.
3.	Open-pit Mineral Reserves are reported at a cut-off grade of 0.30 g/t AuEq, based on total ore-related costs of US$15.09/t processed and underground Mineral Reserves are reported at a cut-off grade of 1.68 g/t AuEq, based on total ore-related costs of US$71.00/t ore mined. Metallurgical recoveries vary depending on ore type and grades.
4.	Numbers may not add up due to rounding
15.6	Factors that May Affect the Mineral Reserves

Factors that may affect the Mineral Reserve estimates include the following:

•	Changes to the long-term gold price and exchange rate assumptions.
•	Changes to the parameters used to derive the open-pit and underground mine designs and determine the cut-off grades.
•	Changes to geotechnical and hydrogeological assumptions, including open-pit slope stability and underground stope and pillar stability.
•	Changes to mining recovery and dilution estimates.
•	Changes to metallurgical recovery assumptions.
•	Changes to inputs to capital and operating cost estimates.

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•	Ability to maintain social and environmental licence to operate.
15.7	Comments On Mineral Reserve Estimates

The Qualified Person is of the opinion that Mineral Reserves were estimated using industry-accepted practices, and conform to the 2014 CIM Definition Standards. Mineral Reserves are based on conventional open-pit and underground mining assumptions.

The Mineral Reserves are acceptable to support mine planning.

The pit optimization results indicate the potential for further pushbacks to the main pit and for additional satellite pits that are not included in 2024 Mineral Reserves. Technical and economic analysis is ongoing to evaluate these opportunities.

There are no other mining , metallurgical, infrastructure, permitting or other relevant factors known to the Qualified Person that would materially affect the estimation of Mineral Reserves that are not discussed in this report.

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16	Mining Methods
16.1	Introduction

The Rainy River Mine employs open-pit and underground mining methods. The mines are divided into multiple zones as shown in Figure 16-1 which are outlined as follows:

•	The open-pit mine is divided into phases; Phase 4 is currently in operation and Phase 5 is planned as a future pushback to the west of Phase 4.
•	The underground mine is divided into eight mining zones. The Intrepid zone is currently in production. The ODM Main, ODM East, ODM West, ODM Lower, 433, 17 East and Cap zones, are located beneath the open pit and are collectively referred to as Underground Main. Development from Intrepid to Underground Main commenced in 2023 and stope production from Underground Main is scheduled to begin in 2025.

This section of the technical report uses UTM coordinates (NAD83 Zone 15). Open-pit benches are referred to by the elevation of the bench in metres above mean sea level (masl). Underground levels are referred to by the depth below surface at the Intrepid portal, which is at an elevation of 360 masl.

16.2	Mining Methods

Open-pit mining at Rainy River uses a conventional truck-and-shovel mining method. After the removal of overburden, rock is mined in a series of horizontal benches accessed by haulage ramps. The mining sequence involves drilling, blasting, loading, and hauling. Ore is hauled either directly to the primary crusher, to the run-of-mine (ROM) pad, or to one of several ore stockpiles on surface, depending on ore type and grade. Waste rock is hauled to either the west mine rock stockpile (WMRS), east mine rock stockpile (EMRS), or the in-pit mine rock stockpile, depending on the haulage distance and whether the rock is classified as non-acid generating (NAG) or potentially acid generating (PAG). Mine waste rock is also used for construction of the tailings management area (TMA) raises.

The underground mine uses the modified Avoca mining method, a longitudinal long-hole open-stoping method commonly used for ore bodies that are moderately to steeply dipping. The method involves the development of drifts along the strike of the ore body at regular level intervals, followed by drilling and blasting of stopes between levels and mucking the broken ore from the lower level using load-haul-dumps (LHDs). After completion of ore extraction, stopes are filled from the access side of the stope using rockfill to provide support to the hanging wall and footwall. Typically, a portion of the rockfill is then mucked from the lower level to create a void prior to blasting the adjacent stope. Avoca mining is a relatively high-recovery, low-cost mining method, as minimal pillars are required and cement is not required in the backfill.

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0L
200L
400L
600L
800L
1000L
Intrepid Portal
Pit Portal
Longitudinal View Looking North
0
500
metres
425000E
425500E
426000E
426500E
427000E
427500E
N
Pit Crest
5410500N
5410000N
5409500N
Plan View
NAD83, zone 15N
Underground Mining Zones
ODM Main
ODM East
ODM West
ODM Lower
Intrepid
17 East
433
Cap
Open-pit Phases
Phase 4
Phase 5
Mined (Dec 2024)
Source: New Gold Jan 2025

Figure 16-1: Rainy River mining zones

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16.3	Open-Pit Mining

16.3.1       Open-Pit Mine Design and Mining Sequence

Open-pit mine designs for the final Mineral Reserves pit and various phases are based on Pseudoflow pit optimization shells, as outlined in Section15.2.1. The design also accounts for Phase 4 to Phase 5 transitions, access to underground mining, and considers the location of the primary crusher, ore stockpiles, and mine rock stockpiles.

A plan view of the Mineral Reserves pit is shown in Figure 16-2. The final pit will measure approximately 2.0 km long (from west to east) × 1.5 km wide (from north to south) × 350 m deep. Phase 5 will be approximately 150 m deep.

424500E
425000E
425500E
426000E
426500E
5410500N
5410000N
5409500N
5409000N
N
North Lobe
In-pit Mine
Rock Stockpile
Phase 5
Phase 4
Mineral Reserves Final Pit Limit
Remaining Open-pit Mineral Reserves
Source: New Gold Jan 2025
NAD 1983 UTM Zone 15N
0
500
metres
newgold

Figure 16-2: Open-pit Mineral Reserves pit design

Open-pit benches are accessed via haulage ramps, which facilitate movement of ore and waste to the surface using 220-tonne capacity mine haul trucks. Access ramps are designed at a nominal width of 33 m and a maximum gradient of 10%, except for the lower benches, where ramp widths were reduced to accommodate one-way traffic (20 m wide) and a gradient of 12%. Additionally, a backfill ramp is currently being constructed in the depleted North Lobe of the pit using waste rock from Phase 4. This backfill ramp will provide a second access and haulage route out of the pit. Phase 5 of the open pit will utilize pre-existing access from the current Phase 4 design.

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For Phase 4, overburden stripping is complete and waste rock stripping is well advanced. Approximately 14.3 Mt of Mineral Reserves remain in Phase 4 at an average waste-to-ore strip ratio of 1.28:1. A fill ramp is planned at the bottom of Phase 4 to maximize mining recovery from the lower benches. Mining of Phase 4 is expected to be completed in 2026.

Phase 5 is a pushback planned for the west side of the existing pit. Overburden stripping is expected to commence in late 2025, releasing ore to be mined mostly in 2027, at the completion of Phase 4. Phase 5 is expected to be completed in 2028. The design parameters for Phase 5 remain relatively consistent with those of Phase 4, as the rock mass exhibits similar geotechnical characteristics. Phase 5 provides an additional 6.5 Mt of Mineral Reserves at an average strip ratio of 4.05:1, including overburden.

16.3.2       Open-Pit Geomechanics and Hydrogeology

Overburden

Bedrock in the area of the Rainy River open pit is coveredby overburden. The overburden is comprised mostly of clay deposits, except for the sandy basal till of the Whiteshell Formation (WST) which directly overlays bedrock. Overburden thickness is variable, ranging from 2 to 42 m, with an average thickness of approximately 20 m in the area of the Phase 5 pushback. Overburden stripping is complete for Phase 4.

Overburden design parameters and operational procedures have evolved with the experience gained at Rainy River since 2016, resulting in designs that meet or exceed slope stability criteria to maintain a stable slope. The clay deposits have design excavation slopes that vary between 4:1 to 8:1 (horizontal : vertical) and the WST layer has a constant design excavation slope of 3:1. Phase 5 overburden slopes are designed with a 4:1 slope and are buttressed with rockfill; this has been successfully demonstrated in other areas. Mining of the Phase 5 overburden is mostly planned for the winter months, when conditions are more favourable. Part of the Phase 5 overburden clay is planned to be used for progressive reclamation of the mine rock stockpiles.

Hard Rock

Open-pit geotechnical design parameters are based on a slope stability assessment and a design update conducted by SRK in December 2021. Since then, SRK has performed annual site visits to monitor performance and support refinements to the design as needed. Phase 5 geotechnical design parameters are based on an extension of the 2021 litho-structural domains conducted by New Gold (shown in Figure 16-3) and are informed by additional rock mass data gathered from the excavated Phase 4 rock slopes. This dataset includes digital and visual mapping of exposed pit walls and oriented drill hole data. The open-pit geotechnical design parameters for each litho-structural domain are summarized in Table 16-1.

Blast monitoring is undertaken by New Gold to assess potential adjustments that could enhance blast performance and safety. Also, ground reinforcement is applied in targeted areas identified by the site geotechnical team. The ground support installations are carried out following scaling procedures, geotechnical inspections, and radar monitoring conducted after pit blasts. Reinforcement methods include the installation of cable bolts, self-drilling rebar anchors, and mesh draping. To mitigate rockfall risks, energy-absorption fencing has been installed above the pit portal and may be utilized selectively as a permanent or temporary control measure.

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Figure 16-3: Open-pit litho-structural design domains

Open-pit Geotechnical Monitoring

Open-pit stability is routinely monitored to continually assess the performance of the slopes and ensure safe operations. Geotechnical instrumentation, including slope inclinometers and vibrating wire piezometers, are used to monitor the stability of the overburden slopes. Surveillance systems that are used to monitor displacement of the overburden, pit walls, and stockpiles include the following systems:

•	Photogrammetry completed by aerial drone survey.
•	Two in-pit radar units.
•	Prism installations.
•	Drone-based LiDAR (light detection and ranging).
•	InSAR (Interferometric Synthetic Aperture Radar), a high-precision remote sensing technique that uses radar signals from satellites to measure surface displacement.

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Table 16-1: Open-pit geotechnical design parameters

Domain	Bench		Bench Face Angle (°)	Bench Height (m)	Berm Width (m)	Inter-ramp Angle (°)	Overall Slope Angle (°)
	From	To
D1_IMV	270	300	70	30	19.0	45	43
	300	350	70	30	13.0	51	48
	350	90	70	20	10.5	48	44
D1_Mafic	270	300	70	30	19.0	45	43
	300	350	70	30	13.0	51	48
D2	80	130	75	30	13.5	54	51
	130	150	70	30	17.0	47	45
	160	230	62	20	9.5	47	43
	230	330	70	30	13.0	51	48
	330	30	70	30	10.5	54	50
D3_Foliated	90	130	75	30	15.0	52	49
	130	160	70	30	15.0	49	46
	160	230	62	20	11.5	44	41
	160	230	50	10	5.0	37	33
	230	250	70	30	17.0	47	45
	250	330	70	30	13.0	51	48
D3_Blocky	250	330	70	30	13.0	51	48
	330	30	70	30	10.5	54	50
	30	110	70	30	12.5	52	48
D4	160	210	62	20	10.5	45	42
	160	210	50	10	5.0	37	33
	200	240	65	10	6.5	42	38
	240	270	70	30	12.5	52	48

Source: SRK 2021

Hydrogeology Considerations

The current open-pit dewatering system includes pumps, sumps, pipes, overburden dewatering wells, and staging tanks that remove water from the open pit and the surrounding area. Water contained below the north lobe in-pit ramp will be pumped out prior to underground stoping activities as these may influence the crown pillar at the bottom of the pit. Water diversion ditches are developed around the open pit limit to minimize surface inflow into the pit. The current dewatering system will continue to be expanded as the mine develops, focusing on maintaining a dry working area for the open-pit, surface, and underground operations. Pore water pressure sensors are installed strategically around the pit walls to monitor the hydraulic conditions that relate to the geotechnical stability of the pit and its benches.

16.3.3       Open-Pit Mining Equipment

Production drilling is carried out by a fleet of Sandvik diesel-powered blasthole drill units. The fleet consists of four Sandvik D75KX down-the-hole drills and four Sandvik DI650i down-the-hole drills. The Sandvik DI650is drills are primarily used for presplit drilling of pit walls and for pioneering on overburden-bedrock contact. Blasting activities are contracted out to the explosives supplier.

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Primary loading activities are performed using a fleet of large diesel-powered hydraulic excavators in a front-shovel configuration accompanied by a large front-end loader. The excavator fleet consists of one Komatsu PC8000 (42 m3 bucket) and two Komatsu PC5500 (30 m3 bucket) units. The PC8000 is primarily assigned to the loading of waste and large continuous ore blocks, whereas the PC5500s are primarily assigned to the loading of ore where improved selectivity is required. The front-end loader, a Komatsu WA1200 (18 m3 bucket), is primarily used for stockpile rehandle. An additional smaller excavator, a Komatsu PC3000 (15 m3 bucket), supports loading operations, stockpile rehandle, and face cleaning. Hauling is performed by a fleet of Komatsu 830E/830E-AC electric drive rear-dump haul trucks in the 220-tonne payload class.

In addition to the primary equipment fleet, a fleet of support equipment is available for miscellaneous activities and tasks at the mine site. This miscellaneous fleet consists of small maintenance equipment, front-end loaders, trucks, crew buses, lighting plants, compactors, and other equipment.

Mine equipment requirements were developed from the LOM production schedule. Equipment availability, utilization, and productivity assumptions are based on historical operating parameters. Haul truck productivity is also dependent on haulage distances. Required production hours were calculated for all primary equipment and support equipment. The principal open-pit mining equipment currently on site is presented in Table 16-2. Based on 2024 Mineral Reserves, open-pit mining is scheduled to end in 2028, with the ex-pit mining rate decreasing each year. As such, no additional open-pit mining equipment is required.

Table 16-2: Primary open-pit mining equipment

Description	Manufacturer	Model	Units
Production drill	Sandvik	DI650i	4
Production drill	Sandvik	D75KS	4
Hydraulic excavator	Komatsu	PC8000	1
Hydraulic excavator	Komatsu	PC5500	2
Hydraulic excavator	Komatsu	PC3000	1
Front-end loader	Komatsu	WA1200	1
Haul truck	Komatsu	830E / 830E-AC	18
Wheel bulldozer	Komatsu	WD900	1
Bulldozer	Komatsu	D475	2
Bulldozer	CAT	D10T	3
Bulldozer	CAT	D9T	3
Bulldozer	CAT	D8T	1
Grader	CAT	18M	1
Grader	CAT	16M	3
Hydraulic excavator	CAT	390F	1
Tire handler	Komatsu	WA600	1

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16.4	Underground Mining

16.4.1       Underground Mine Design and Mining Sequence

Underground Access

The underground mine is accessed by ramp from two portals on surface: the Intrepid portal located near the underground offices and the pit portal located on the 140 bench in the eastern wall of the open pit. A future third portal is planned for the western side of the underground mine. All underground mining zones will be connected by ramps with profile dimensions of 5.5 m wide × 5.75 m high.

As of December 2024, ore is hauled by articulated dump trucks up the Intrepid ramp and stockpiled near the Intrepid portal, from where it is hauled to the primary crusher using open-pit dump trucks. Development waste is mostly kept within the underground mine and used to backfill depleted stopes. Emergency egress is provided through a system of ladderways to surface.

From 2025 onwards, after connection of the pit portal ramp from top and bottom, ore will be primarily be hauled out from the pit portal and stockpiled in the pit. Open-pit haul trucks will then haul the underground ore up the pit ramp to surface. The connection of the pit portal ramp will reduce the underground haulage distances, improve ventilation, and provide an additional means of egress from the underground mine.

Underground Mining

The UG Main ore body will consist of seven zones located below the open pit; these include the 17 East, 433, Cap, ODM East, ODM Lower, ODM Main, and ODM West, which are collectively referred to as Underground Main. An eighth zone, Intrepid, is located at the Intrepid satellite ore body and is currently in production.

The primary underground mining method is Modified Avoca, incorporating longitudinal long-hole open stoping with rockfill backfilling to extract the underground Mineral Reserves. Stopes are backfilled with non-cemented rockfill to increase mining recovery and provide stable rock conditions for dilution and geotechnical stability. Mining areas are divided into mining blocks, which are designed to contain between four to six sublevels, spaced 25 m vertically. Mining blocks are separated by 10 m vertical sill pillars. Stopes within a mining block are mined bottom-up; strike lengths are determined by geotechnical analysis and are typically between 15 and 30 m. Up-hole stoping methods are completed in certain areas where stopes may be isolated or where backfill is not required. Infrastructure and access development are excavated from the footwall. From the footwall, level access drives are developed to access the mineralization, then ore sill drives are developed along the strike of the ore body to access the mineralization extents.

Each sublevel level consists of an access, an electrical sub-station, a sump, a ventilation access, a crosscut for a refuge or a temporary refuge, a remuck and the ore/waste drift. Given the continuous longitudinal mining sequence, the levels are mostly identical, with some cases where lenses are present and additional ore drives splay off the main access.

A 2.4 m minimum stope width was used to define Mineral Reserves in Deswik Stope Optimizer. Including planned dilution, the minimal stope width and average stope widths are 2.4 m and 9.6 m, respectively. Hanging walls and footwalls have dips ranging from 55º to 80º. For ore widths greater than 17 m, specifically isolated to a small zone within the ODM Main ore body, transverse mining methods and the use of CRF are being evaluated to optimize recovery and production. The resulting total underground ore tonnes for 2025 to end of mine life is 16.4 Mt.

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Slot blasting occurs once drilling of slot holes and drilling of production rings are completed. Blasted rock is mucked from the stope undercut using a combination of manual mucking, when the brow is filled with ore, and remote LHD operation when the brow is open. Confirmation of stope completion by operations will initiate the reconciliation process, which includes CMS (Cavity Monitoring System) to validate Reserves extraction. When the engineering department confirms the stope has been completed, the ongoing mining cycle is allowed to progress.

Recoveries of 92% have been applied to all stopes, allowing sill pillar placement when needed to separate panels as needed for geotechnical stability. In some cases rib pillars may be used to strategically mine out larger areas.

Figure 16-4: Typical underground level layout (Intrepid 400 Level)

Stope Design

Deswik Stope Optimizer (DSO) module was used on the Mineral Reserve block models to generate mineable shapes that were subsequently used to optimize the design. After generating the preliminary stopes, any uneconomic stopes or zones were excluded, based on an evaluation of development and mining costs. Underground stope optimization parameters for Mineral Reserves used in the DSO module are presented in Table 15-2.

Development Design

Lateral development is designed to accommodate the size of the largest equipment that will use the heading, as outlined in Table 16-3. Remucks are utilized to maintain development efficiency and are positioned every 150 m along declines and on level accesses. Sumps are positioned at 500 m intervals or as required. Electrical cutouts are located on each level access or are positioned at 300 m spacing along declines and ramps to minimize the effects of voltage drop. Each level access will contain an escapeway access drive, escapeway raise, electrical cutouts (ESS), level access, remuck, level sump, vent raise access, and ventilation raise.

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Table 16-3: Lateral development drift dimensions

Development Type	Width (m)	Height (m)	Gradient (%)
Bypass Drift	5.5	6.0	2.0
Crosscut Drift	5.5	6.0	2.0
Escapeway Access	5.0	5.0	2.0
Electrical Cutout (ESS)	5.0	5.0	2.0
Exploration and Delineation Drift	5.0	5.0	2.0
Level Access	5.5	6.0	2.0
Level Sump	6.0	5.0	12.3
Ore Sill	5.5	5.5	2.0
Ramp	5.5	5.75	15.0
Remuck	6.0	5.5	2.0
Truck Loadout	6.0	7.3	2.0
Vent Raise Access	5.0	5.0	2.0

The Intrepid mine workings begin approximately 50 m below ground surface at the 50 m mining level and currently extends down to 675 m below ground surface elevation on the 675 m mining level.

Rainy River transitioned into a combined open-pit and underground operation in June of 2022, with underground production commencing from the Intrepid deposit. The first stope was blasted in September 2022 and the decline to UG main from the Intrepid 310 level was completed in mid-2024. As of the end of 2024, 717 kt of ore have been mined from Intrepid at an ore extraction rate averaging approximately 760 tpd, with an additional 1.4 Mt of Mineral Reserves remaining.

The Intrepid zone is primarily mined using the modified Avoca method as described in Section 16.1. In addition, the plan is to mine a select portion of the ore body using a top-down longitudinal mining method, leaving open stopes with rib pillars and sill pillars to maximize economics. Ore from Intrepid is hauled to surface via the Intrepid decline and placed on a ROM pad near the Intrepid portal. Waste is used for stope backfill material or hauled to surface via the Intrepid portal.

The Underground Main mine design is located primarily below the open pit and extends down to approximately -1,075 m below ground surface, at the 1100 m mining level. Ore from UG Main is hauled to surface via the 17 East, ODM East, and ODM Main declines and placed on a ROM pad near the pit portal. Waste is used for stope backfill material or hauled to surface via the pit portal.

16.4.2       Underground Geomechanics and Hydrogeology

Hard Rock

Advances in geotechnical design for the underground operation have been completed following up on work done by consultants during the underground feasibility stage of the project. Mine design (stopes, access development, ground support) have been revised from underground geotechnical assessment and design. A comprehensive mapping database, developed from the underground development headings, and CMS scans of stopes are used to determine stope stability design, overbreak assessment, ground support design, and mine stope sequencing. Stope stability designs are based on the mapping database and underground ore drive rock-mass classification data near the stopes using the empirical modified stability graph method (after Potvin, 1988; Nickson, 1992; and Hadjigeorgiou et al., 1995). In addition, several numerical models are run on site by the engineering team to evaluate the optimal and safest way to achieve production.

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The modified Avoca mining method can be easily adapted to changes in geotechnical conditions by optimizing the strike length and width of the blast.

The overall rock mass quality at Rainy River underground is classified as “Fair” to predominantly “Very Good”, with RQD typically ranging from 90% to 100% throughout all stoping domains. Geotechnical properties, according to the Modified NGI Q-system, Q’ (Barton et al., 1974) and RMR89 (Bieniawski, 1989) were obtained from core laboratory testing and are listed for each mining zone in Table 16-4 the geotechnical rock strengths are listed in Table 16-5.

Table 16-4: Geotechnical properties by mining zone

Mining Zone	RQD			Q’			RMR 89
	Avg	Stdv	Min	Min	Max	Avg	Min	Max	Avg
Zone 17	97	14	0	0	100	27	40	92	81
Zone Cap	96	13	0	0	100	15	45	88	73
Zone HS	92	18	0	0	300	32	44	92	76
Zone ODM	95	15	0	0	387	53	33	93	80
Zone ODMW	90	21	0	0	150	20	45	93	76
Zone 433	92	11	38	2	33	16	47	86	77
Zone Intrepid	94	9	0	4	34	11	58	93	79
Zone ODME	99	7	22	0	300	53	36	86	75
Zone NW Trend	93	17	0	0	300	53	34	92	78

Table 16-5: Geotechnical rock strengths

Mining Zone	Test #	Avg (MPa)	Stdv	CV	Min (MPa)	Max (MPa)
Zone 17	7	145	38	26	100	307
Zone Cap	19	79	34	43	22	157
Zone HS	21	113	27	24	63	171
Zone ODM	19	101	36	36	41	204
Zone ODMW	1	88	0	0	88	88
Zone 433	8	123	22	18	98	158

MPa= megapascal

Sill pillars are modelled numerically and are assessed empirically; some are planned to have instruments installed to monitor their long-term performance. Rib pillars divide exposed excavation spans into stable and permissible dimensions that are determined by the empirical modified stability graph method. They are evaluated using similar methods to those used for sill pillars. When sill and/or rib pillars are required, dimensions are assessed individually, considering induced stresses from stope width, depth of mining, and nearby mining interaction. For the UG Main Zones, a mining recovery of 92% has been applied to the production portion of the project; the 8% unrecovered allow for sill pillar placement when needed to separate panels as needed for geotechnical stability and to increase available mining fronts.

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Average ELOS values of 0.25 m footwall (FW) and 0.50 m hanging wall (HW) are observed in the mined stopes from the Intrepid ore body; no stopes have become unstable or caved to date during operations. For life-of-mining planning purposes, stope dilution parameters are based on ELOS values of 0.5 m of the FW and 1.0 m on the HW, considering for potential variations in rock quality at the Main zone and allowing for additional backfill dilution.

In cases where additional ore is found on levels during mapping or investigation drilling, the stopes may be wider than planned and require additional ground support. This is installed as either additional short support or by implementing longer cable support and strapping 5 to 10 metres into either the hanging wall or a geotechnically strategic area.

For underground Mineral Reserves located below open-pit excavations, a linear separation distance of 50.0 m between the pit and the planned stopes was designed. This will be reassessed as underground mining progresses and with increasing operational experience with the stability of pillars below the open pit.

Hydrogeology Considerations

Limited observed inflows are associated with faults and are uncommon to underground workings. In these cases, mechanical bolting and/or modified grouting methods are conducted to ensure long-term support capacity.

16.4.3       Underground Infrastructure and Services

The following underground infrastructure has been established to support the underground mining operations:

•	A 13.8kV power line to the Intrepid Zone portal area, fed to underground through a borehole.
•	A 13.8kV power line to the UG Main Zone, fed to underground via the Primary Fresh Air Raise.
•	Intrepid Zone portal and a pit portal on the 140 bench to access UG Main.
•	Intrepid Fresh Air Raise.
•	UG Main Fresh Air Raise.
•	An office complex.
•	Mine dry.
•	Maintenance shop.
•	Air compressors feeding underground and the underground maintenance shop.
•	Ventilation fans and mine air heaters.
•	Secondary egress escapeways with Safescape Laddertubes installed between levels.
•	Eight electrical substations.
•	10 mine-water handling pumps.
•	Two permanent and four semi-portable refuge stations.
•	Insulated and heat-traced process water and discharge water lines.
•	A leaky feeder communication system.

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Surface infrastructure shared by both the surface and underground operations include the truck shop, mill plant, warehouse, and additional offices. Dedicated open-pit infrastructure will transition and be converted to underground requirements, where necessary, as production shifts from surface to underground.

Ventilation

The primary ventilation system consists of several in-place key infrastructure that support 1,140 kcfm at full production:

•	Two 1,100 hp fans in Primary FAR that generate 840 kcfm.
•	Two 500 hp fans in Intrepid FAR that generate 300 kcfm.
•	Both the pit portal and Intrepid portal serve as exhaust routes; potential future development of the second pit portal would also serve as an exhaust route.

The primary ventilation circuit has been completed; this includes the 5 m raise, the connection between Intrepid and Main Zones, and the pit portal decline. The circuit will be in use in Q2 of 2025 once the pit portal decline development and Underground Main incline breaks through. The system at full capacity will generate 1,140 kcfm to allow production in the lower level and satisfactory ventilation of all active levels.

Conservative utilization rates were applied to account for the time when machines may be mechanically unavailable or simply not in use: 75% for production equipment and 50% for most service equipment and machinery that operate primarily with electricity.

On the stoping levels, each level is connected to the main ventilation circuit via its access. Additional fans and booster fans are used to ventilate the production drifts. Fans are moved and reused as levels become inactive. Figure 16-5 illustrates the conceptual ventilation system.

  Figure 16-5: Schematic representation of LOM primary ventilation network

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Electrical

Electricity to the underground mine is supplied by two 13.8 kV electrical systems. One system enters the mine from a borehole at the Intrepid portal that supplies the Intrepid zone and the second is fed from surface and runs down the primary fresh air raise that supplies UG Main. Most levels will contain an electrical substation which will convert 13.8 kV to 600 V and all levels will contain one or more electrical cutouts for additional 600 V electrical distribution equipment required to operate development and production equipment.

Communication Network

The underground mine will consist of a physical communications network using fiber optics, a wireless network utilizing LTE, and a radio network using leaky feeder. The fiber optic network will be installed between level throughout the ramps as it is developed to facilitate communication with the mine production equipment connected to the underground electrical rooms and mine power centers. A central control room will be located on surface and equipped to monitor fixed plant equipment, mobile equipment status, and personnel.

Fuel Distribution Network

Fuel supply will be stored at surface in two 90,000 L tanks. One underground fuel bay will be positioned strategically near the main underground services. Underground fuels trucks will deliver fuel to priority equipment and the underground fuel bay.

Mine Water Handling

Process water is utilized for various mining activities including development drilling, production drilling, diamond drilling, equipment washdown, tunnel washdown, and dust suppression. Process water is routed to storage tanks next to the Intrepid Portal from a 152 mm pipeline tapped to a 508 mm supply line from the Mine Rock Pond. Process water enters the underground mine through a 102 mm DR11 HDPE pipeline to Intrepid. A 152 mm process water line, tapped from the 508mm supply line from the Mine Rock Pond, will be drilled from surface and connected to the 152 mm DR11 HDPE main trunkline to UG Main. 152 mm HDPE pipelines will be installed from the main trunkline to feed 17 East, ODM East, ODM Lower, ODM Main, ODM West, 433, and Cap with booster pumps and pressure-reducing valves installed as required. Peak process water requirements are estimated at 1300 L/min.

Dewatering infrastructure is required for both development and production activities. Production water will utilize gravity drainage and report to a level sump excavated on the level access for each production level. Development water will be pumped to the nearest available sump using pneumatic pumps or be allowed to gravity-drain to a collection sump. Mine dewatering infrastructure consists of a cascading discharge system, consisting of a series of collection sumps draining water to the level below through a borehole connection. Secondary sump systems will be placed and will consist of a clean sump and a settling (dirty) sump configuration; this will reduce total suspended solids (TSS) and allow fines to settle. Every fourth level will contain a dewatering sump which is a collection sump equipped with a 100 HP submersible pump. Water is pumped from each dewatering sump to the next dewatering sump above it and finally discharged to the pit portal or Intrepid portal. Sumps are also located at the Intrepid portal and will be located at the pit portal to prevent surface runoff from entering the mine and to discharge mine water.

Compressed Air

Compressed air is currently supplied by three electrical compressors producing a total of 1,250 cfm which is delivered underground from a receiver tank with 152 mm supply lines. Peak demand is estimated at 4,400 cfm and a combination of centralized and semi-mobile compressors will be added to the system as demand increases.

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Refuge Stations

Refuge stations are strategically located throughout the underground mine to safeguard personnel during emergencies; they consist of both permanently constructed refuge located near high-occupancy areas and semi-portable containerized refuge stations. Refuge stations are installed and equipped as per the Ontario Health and Safety Act - Mines and Mining Plants or in exceedance of the Act requirements as necessary.

Secondary Egress

A means of secondary entrance and/or exit is planned for all levels in the underground mine and typically consists of subvertical raises. Secondary egress passageways are developed by raisebore with Safescape Laddertubes installed prior to commencing production. A small number of levels, near the upper extents of the underground mine, are in proximity to multiple internal ramps where additional egress is not required. Underground personnel report to refuge stations during emergencies but will use either the Intrepid portal or pit portal as emergency egress routes if required to evacuate the mine.

16.4.4       Underground Mine Equipment

The Rainy River underground lateral development equipment fleet consists of two-boom jumbos to drill the face, ANFO/emulsion loaders to load the holes with explosives, LHDs to muck the blasted material and load trucks, and bolters for installing ground support. Additional support equipment is used for maintenance and installation of mine services.

Stopes are drilled using long-hole production drills and mucked out and backfilled using LHDs equipped with remote-operation capabilities. As no shaft or conveyor system are planned for Rainy River, articulated underground trucks are used to transport ore to surface. Development waste rock is mostly kept underground to be used as rockfill for mined-out stopes.

The fleet requirements for all major underground equipment were estimated for each period as part of the mine planning process, based equipment availability and utilization assumptions. The Rainy River underground mine is currently ramping up to a peak lateral development rate of approximately 15 km per year and a peak ore production rate of approximately 5,800 tpd. To achieve these rates, additional underground mobile equipment will be added to the equipment fleet. The peak underground mobile equipment requirements for the LOM plan, including both owner and contractor fleets, are shown in Table 16-6.

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Table 16-6: Underground mobile equipment requirements

Description	Peak Requirement
Two-boom jumbo	4
Bolter	7
LHD	14
Haul Trucks (45 t)	7
Haul Truck (60 t)	11
Production Drill	7
Emulsion / ANFO Loader	5
Transmixer	1
Sprayer	1
Blockholer	1
Boom Truck	3
Scissor Lift	7
Grader	1
Fuel and Lube Truck	1
IT Loader	2
Personnel Carrier	8
Telehander	2
Water Cannon	1
16.5	Life of Mine Plan

The Rainy River LOM Plan considers open-pit and underground mining and reclaim of the surface stockpile, with ore processed at the Rainy River processing plant. Based on 2024 Mineral Reserves, Rainy River has a Reserves mine life to 2033, with total LOM production of 1,959 koz of gold and 3,210 koz of silver after considering metallurgical recoveries, as shown in Table 16-7.

Open-pit mining, based on the current Mineral Reserves pit, is planned to end in 2028. Ex-pit mining rates are expected to average approximately 82 ktpd in 2025 and decrease each year for the remainder of the open-pit mine life. Ex-pit mining rates peaked in 2021, averaging approximately 147 ktpd. Completion of Phase 4 mining is planned for late-2026. Phase 5, located on the west side of the existing pit, is set to begin at the end of 2025 and to continue until 2028.

Underground production is planned to ramp up as new mining zones are accessed at Underground Main. Total stoping and development ore production are expected to achieve full capacity of approximately 5,800 tpd in 2027. Approximately 11.3 km of lateral development (capital plus operating) is planned in 2025, increasing to a peak of approximately 15 km per year in 2029. Based on the current Mineral Reserves, the mine life of the Rainy River underground mine extends to the end of 2033, but the potential conversion of Mineral Resources and exploration potential to Mineral Reserves could extend the mine life.

The processing plant is expected to operate near full capacity at approximately 25,400 tpd until 2029. After completion of open-pit mining in 2028, underground mill feed will be supplemented with reclaim of the surface low-grade stockpile. From 2030 onwards, the processing plant is expected to operate at reduced capacity with mill feed sourced only from underground.

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Table 16-7: LOM production schedule

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Open-pit Mining
Ore Tonnes (kt)	10,703	4,514	4,404	1,195	-	-	-	-	-	20,816
Waste Tonnes (kt)	19,310	19,993	8,286	235	-	-	-	-	-	47,824
Total Ex-Pit Tonnes (kt)	30,013	24,506	12,690	1,430	-	-	-	-	-	68,640
Strip Ratio	1.80	4.43	1.88	0.20	-	-	-	-	-	2.30
Underground Mining
Development Ore (kt)	295	461	551	463	328	327	421	187	16	3,049
Stope Ore (kt)	551	1,192	1,569	1,645	1,727	1,736	1,634	1,880	1,441	13,376
Total Underground Ore (kt)	846	1,653	2,120	2,108	2,055	2,063	2,054	2,067	1,457	16,424
Lateral Development (m)	11,371	13,126	13,689	13,725	15,053	15,086	15,262	7,309	1,151	105,772
Vertical Development (m)	448	259	381	645	604	465	544	486	127	3,959
Stockpile Balance
Starting Balance (kt)	15,685	18,807	15,125	12,389	5,727	-	-	-	-
Processing
Ore Processed (kt)	9,147	9,174	9,282	9,296	8,386	2,063	2,054	2,067	1,457	52,926
Gold Grade (g/t)	1.06	1.29	1.02	0.93	0.97	2.46	2.45	2.27	2.47	1.25
Silver Grade (g/t)	2.86	2.94	3.12	2.62	2.85	4.83	5.52	4.61	7.73	3.25
Gold Recovery (%)	91%	92%	91%	91%	91%	94%	94%	94%	94%	92%
Silver Recovery (%)	58%	58%	57%	57%	57%	59%	59%	58%	58%	58%
Gold Production (koz)	285	350	277	252	240	153	152	141	109	1,959
Silver Production (koz)	491	503	535	447	441	188	215	179	211	3,210
16.6	Comments on Mining Methods

The Qualified Person provides the following comments:

•	Current operations use conventional open-pit truck and shovel mining methods and modified Avoca underground mining methods. New Gold has successfully operated the open-pit and underground mines at Rainy River since 2017 and 2022, respectively.
•	Completion of Phase 4 of the open pit is expected for 2026. The start of overburden stripping of Phase 5 is planned for late-2025; Phase 5 is expected to extend the duration of open-pit mining to 2028.
•	Underground ore production is planned to ramp up to a steady-state capacity of approximately 5,800 tpd by 2027 and extend until the end of 2033.
•	The planned open pit and underground mobile equipment fleets are suitable for the selected mining methods. No additional open-pit mining equipment is required to achieve the LOM plan.
•	Based on current Mineral Reserves, Rainy River has a projected mine life of nine years (2025-2033).

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17	Recovery Methods
17.1	Process Description

The Rainy River processing plant uses conventional crushing, grinding, and recovery methods. Ore processing began in September 2017, with commercial production starting in mid-October 2017. In 2024, the Rainy River Mine processed 8.99 Mt, averaging 24,563 tpd, with average metallurgical recoveries of 91.8% gold and 61.1% silver. A simplified flowsheet of the Rainy River processing plant is shown in Figure 17-1.

17.1.1       Crushing

The primary crushing system is composed of a 1,400 × 2,100 mm, 600 kW gyratory crusher designed to accommodate direct dumping from two sides with 220-tonne capacity mine haul trucks. The crusher operates with an open-side setting adjustable between 100 mm and 120 mm, yielding a product size distribution with a P80 of approximately 120 mm. From the primary crusher, ore is transported by conveyors to the coarse ore stockpile, which has total storage capacity of 85,690 tonnes, with a live capacity of approximately 19,000 tonnes.

17.1.2       Grinding

Ore is reclaimed from the coarse ore stockpile using three apron feeders and transported directly to the SAG mill feed chute. The mill feed conveyor is fitted with a weightometer to continuously monitor and regulate the feed rate to the SAG mill, ensuring that optimized material flows into the grinding circuit.

The SAG mill is an 11.0 m diameter by 6.1 m long grate discharge mill, equipped with a dual pinion drive system comprising two 7,500 kW motors, both featuring variable frequency drives (VFDs). The SAG mill's design operating power at the pinions is 15,000 kW, corresponding to approximately 84% of the installed power capacity. The discharge from the SAG mill is processed through a single-deck horizontal vibrating screen which screens out oversize pebbles, ball chips, and tramp steel. The oversize material is conveyed to a Raptor L500 cone crusher that is powered by a 447-kW motor. The crusher operates at a nominal rate of 238 tph, equivalent to approximately 20% of the mill feed, with a design power draw of 235 kW. The crushed material is reduced to a P80 size of approximately 13 mm and is then transferred to the SAG mill feed conveyor via a transfer tower. The crushed product is either recycled to the SAG mill or directed to a bypass conveyor, which delivers material to a pebble stockpile adjacent to the transfer tower. This pebble-crushing circuit is utilized to maintain throughput when processing harder ore types.

The SAG mill discharges into the cyclone feed pump box, where the slurry is pumped to a cluster of hydrocyclones for classification. The cyclone distribution header has 25 ports, of which 22 are fitted with operating hydrocyclones, and the remaining three ports are connected to the gravity concentration circuit feed distributor. The cyclone underflow is directed to the ball mill, while the overflow is sent to trash screens for further processing.

The ball mill is a 7.9 m diameter by 12.3 m long overflow-type mill, driven by a dual pinion system consisting of two 7,500 kW motors with VFDs. The typical feed to the mill has a particle size distribution with an F80 of 2,800 µm, while the target product size is a P80 of 80 µm. The design operating power at the pinions is 12,360 kW, which equates to approximately 82% of the total installed power of 15,000 kW. The slurry from the ball mill flows into the cyclone feed pump box for further classification and processing.

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Grinding
Primary Crusher
Apron Feeder
Coarse Ore Stockpile
SAG Mill
SAG Discharge Screen
SAG Mill Discharge Pumpbox
Pebble Crusher
Pebble Stockpile
Ball Mill Cyclones
Ball Mill
Trash Screens
Trash Bins
Pre-Leach Thickener
Gravity Recovery
Gravity Feed Screens
Gravity Concentrators
Intense Cyanidation Reactor
To TMA
Leaching & CIP
Leach Tanks
CIP Circuit
CIP Tailings Pumpbox
Safety Screen
Carbon Bag
Cyanide Destruction Tanks
Tailings Pumpbox
Acid Wash Tank
Carbon Stripping Vessel
Electrowinning
Barren Solution Tank
Carbon Regeneration Kiln
Make Up Carbon
Elution & Electrowinning
Doré Furnace
Doré Product

Source: New Gold Nov. 2024

newgold™

  Figure 17-1: Simplified process flowsheet

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17.1.3       Gravity Concentration and Intensive Cyanide Leaching

Three ports from the cyclone-feed distribution header are dedicated to the gravity concentration circuit, feeding directly into a gravity concentration distributor. The distributor is equipped with two bottom outlet ports controlled by dart valves, which regulate the flow of slurry to the gravity screens. The underflow from these screens is directed to two 48-inch Knelson centrifugal concentrators, which are utilized for gravity gold recovery. Each concentrator processes approximately 300 tph, resulting in a combined system throughput of 600 tph.

Tailings from the Knelson concentrators are combined with the screen oversize in the gravity circuit launder and both flow by gravity to the cyclone feed pump box. The Knelson concentrate is routed by gravity to the Acacia intensive cyanide leach circuit for further recovery of precious metals.

The resulting pregnant leach solution is transferred to a heated storage tank for holding before being pumped to the gold room, where it undergoes electrowinning to recover the gold. The tailings from the Acacia leach reactor are returned to the cyclone feed pump box for further reprocessing in the milling circuit.

17.1.4       Leaching and Carbon in Pulp Circuit

The cyclone overflow from the grinding circuit is directed through trash screens and into the feed well of a 45 m diameter by 3.3 m high pre-leach thickener. The thickener underflow is then pumped to the cyanide leach tanks for further gold recovery processing. The overflow from the thickener, which consists of clarified process water, is pumped to a process water tank for reuse within the circuit.

The leach circuit comprises eight tanks in series, each with a diameter of 18 m, providing a total slurry volume of 38,550 m³ and a total retention time of 24 hours. Oxygen is introduced into the first four tanks to facilitate the leach reaction, while air injection is utilized in the last four tanks to provide oxygenation. Tank No. 1 can be utilized for pre-aeration of the slurry when required, after which the slurry overflows into leach tank No. 2, where cyanide is added to continue the leaching process through the remainder of the leach tanks.

The carbon in pulp (CIP) circuit comprises seven tanks in series, each 7 m in diameter and 12 m high, with a total operating volume of 2,520 m³ and a retention time of 1.5 hours. This carousel system simulates countercurrent carbon transfer without physically transferring carbon between tanks. Instead, a fixed quantity of carbon is introduced into each tank and remains until fully loaded. Upon reaching the loading target, the tank is isolated, and the entire volume of slurry is pumped to a loaded carbon screen. The oversize material, consisting of loaded carbon, flows by gravity through a diverter gate to the carbon stripping vessels, while the undersize slurry flows back to the CIP feed launder.

17.1.5       Carbon Desorption, Regeneration, and Reactivation

Gold is desorbed from the activated carbon using the high-pressure and high-temperature Zadra process. Two 10-tonne carbon-stripping vessels are installed for this purpose. Each CIP carbon-transfer batch consists of 20 tonnes of carbon. The stripping process operates in a sequential manner, with one strip vessel in operation while the second vessel is being filled and prepared for stripping.

In the Zadra process, gold and silver are eluted from the carbon and are continuously recovered by electrowinning. The eluent solution, containing sodium cyanide and sodium hydroxide, is pumped from the barren solution tank through heat exchangers and carbon stripping vessels, dissolving the gold and silver from the carbon. The pregnant solution is then passed back through the heat exchanger to reduce its temperature to below boiling before entering the electrowinning cells, where the gold and silver precipitate as sludge. The barren solution is recirculated back to the barren solution tank, and this cycle continues until the gold and silver are fully recovered from the carbon.

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The stripped carbon is reactivated in a horizontal electric rotary kiln operating at a temperature of 750°C, then cooled and pumped to the fresh carbon sizing screen, which removes fine carbon particles. The reactivated carbon is then transferred via the carbon storage tank transfer pump to the CIP tanks, where it is reloaded for further gold adsorption.

17.1.6       Electrowinning

The pregnant solutions from both the Acacia intensive cyanide leach reactor and the carbon stripping circuit are combined in the electrowinning cell distribution box and circulated through the electrowinning cells. The electrowinning system consists of three parallel trains, each containing two cells with a capacity of 3.5 m³.

Within the electrowinning cells, gold and silver are electroplated onto stainless steel cathodes. Once the cathodes have reached their target gold and silver loading, and the concentration of metals in the circulating electrolyte is reduced to the desired level, the cathodes are removed from the cells. The gold and silver sludge is then washed off from the cathodes using high-pressure water. The recovered sludge is filtered through a plate and frame filter press, dried in ovens, mixed with fluxes, and melted in a 300-kW electric induction furnace. This process yields gold and silver doré bars.

17.1.7       Tailings

The slurry exiting the final CIP tank is directed through a carbon safety screen to recover coarse carbon particles before being routed to the cyanide destruction circuit. This circuit consists of two mixing tanks in series, each with a diameter of 11.5 m and a height of 13.5 m, providing a total retention time of 1.5 hours. The cyanide destruction process involves the addition of sulfur dioxide to break down the cyanide, lime to neutralize the sulphuric acid that formed as a by-product, and copper, in the form of copper sulphate, which serves as a catalyst to enhance the reaction.

The detoxified slurry flows from the cyanide destruction circuit to the tailings pump box and is then pumped by two 356 × 304 mm, 550 kW centrifugal pumps arranged in series to the Tailings Management Area (TMA). An overview of the TMA is provided in Section 18 of this technical report.

17.2	Processing Requirements

17.2.1       Processing Plant Consumables

Table 17-1 lists the main reagent and consumables consumption for Rainy River’s processing plant for 2024.

Table 17-1 Consumption of reagents and consumables

Item	Consumption Rate (kg/t)
Grinding media	1.0
Sodium cyanide	0.21
Lime	0.72
Caustic soda	0.05
Sulphur dioxide	0.22
Copper sulphate	0.06
Activated carbon	0.027
Antiscalant	0.012
Flocculent	0.02
Sodium metabisulphite	0.0

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17.2.2       Water Circulation and Consumption

Water is distributed from the process water tank to various areas in the plant via two low-pressure centrifugal pumps (406 mm x 356 mm) and two medium-pressure centrifugal pumps (254 mm x 203 mm). The medium-pressure pumps also supply water to two high-pressure process-water distribution pumps. The process water tank is replenished by several water sources; these include the overflow from the pre-leach thickener, process recirculation heat exchangers, cooling water return, the mine rock pond, and the tailings reclaim pumps. Tailings reclaim water is also directed to both the pre-leach thickener feed tank and the tailings pump box for further processing.

The TMA is designed to hold 11.6 million cubic metres (Mm3) of water. Reclaim water can be pumped as required from the TMA to the process water tanks and tailings pump box using two 1,350 m3/h, 522 kW vertical turbine pumps (one operating, one spare), with a process demand of 1,200 m3/h.

17.2.3       Energy Require\ments

The SAG mill requires an average 8.8 kWh/t and the ball mill requires an average 13 kWh/t. In 2024, the Rainy River site recorded a total energy consumption of 310 GWh, corresponding to a site-wide specific energy consumption of 34.5 kWh/t, with the grinding circuit specifically accounting for 21.8 kWh/t.

17.3	Comments on Recovery Methods

The Qualified Person provides the following comments:

•	The Rainy River processing plant uses conventional processes and equipment. The plant has been in operation since 2017.
•	Planned processing rates and metallurgical recoveries are aligned with current plant performance. No modifications are required to the processing plant.
•	The operation has access to an adequate supply of process water and power to support the LOM plan.

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18	Project Infrastructure
18.1	Introduction

The Rainy River Mine is in operation and has all the required infrastructure to support the operations. Figure 18-1 provides a general site plan outlining principal project infrastructure. The mine site access and onsite roads make use of existing roads and easements, which are upgraded and extended as required. The main entrance to the site is via Korpi Road from Highway 71. A network of roads connects the open-pit and underground mines with the processing plant, tailings management area (TMA), and other site infrastructure. Haul roads connect the open-pit mine to waste and ore stockpiles, the primary crusher pad, mine facilities, and to the TMA.

  Figure 18-1: General site plan

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18.2	Surface Buildings and Facilities

The following surface facilities, comprising of offices, operations and maintenance facilities, support the Rainy River operations.

Rainy River’s two truck shops are heated and insulated fabric-covered steel structure buildings. Truck shop 1, with an area of 1,350 m2, has two service bays and additional space to house a mobile service crane. Truck Shop 2, with an area of 1,500 m2, has three service bays and includes a 50-tonne crane and distribution systems for compressed air and lubricant.

The 330 m2 truck wash is located adjacent to truck shop 1 and can accommodate a single Komatsu 830E mine haul truck with the box up and includes a pressure wash system and an oil/water separation system. The truck wash system has mud-settling basins for oil and grease removal and a water filtration system for continuous recycling of wash water.

The mine operations fuel bay is located west of the open pit. The fuel bay consists of four 75,000 L double-walled storage tanks for a total storage capacity of 300,000 L of diesel fuel, providing mine operations with approximately two days of production storage. The light vehicle fuel station consists of four double-walled storage tanks including one 26,000 L for gasoline, one 50,000 L for clear diesel and two 75,000 L dyed diesel tanks.

The explosive magazine and emulsion plant are located on a dedicated road. The facilities are operated by the explosive supplier.

The warehouse facility has a floor area of 2,800 m2 and includes 11 offices, a meeting room, a kitchen, and bathroom facilities. Two additional fabric-structure buildings provide storage for lubricants and hydrocarbons.

The security office and medical clinic building houses security and medical staff. An ambulance and fire truck are parked in an adjacent building. The medical clinic is staffed by a Nurse Practitioner and the clinic is equipped with life support and resuscitation units.

The main administration building houses site management, technical and administrative staff, including Health & Safety, Environmental, Finance, Human Resources, Capital Projects, Mine Operations, Mill Operations, Mobile Maintenance, and Site Services. The underground administration building, located close to the Intrepid underground portal, houses the underground management team, technical services, administration, and Health and Safety.

The mine dry is located to the south of the main administration building and includes a dry area to support mine operations staff as well as a single meeting room. An additional mine dry is scheduled for completion in 2025 to provide additional space for the expanding underground operations.

The mill dry and office building is located near the southwest corner of the process plant. The building consists of 13 offices, a single meeting room, as well as kitchen and hygiene facilities for office staff in addition to a dry area to support mill operations staff.

The assay lab is designed to process 200 mine blasthole and mill solids samples per day. The assay lab has facilities for sample preparation, fire assaying, atomic absorption spectrophotometers, LECO Corporation analyzers for carbon and sulphur analyses, and a wet chemical lab for solution samples. The building also houses an environmental lab, two offices, a lunchroom, and hygiene facilities.

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A camp facility, located on Atkinson Road, consists of ten dormitories with a capacity of 406 rooms. Recreational facilities at the camp include a gymnasium, TV room, pool tables, library, and a commissary store. Internet Wi-Fi is available to all rooms. A dining facility provides meal services.

A ceremonial roundhouse is located on the south side of Roen Road, which provides a place for gatherings and traditional Indigenous ceremonies.

18.3	Electrical Power and Communications

The total power connected for the project is estimated to be 57 MW. Electricity is supplied by a 16.7 km long, 230 kV power line from the Hydro One power line currently connecting Fort Frances and Kenora. The main 230 kV to 13.8 kV substation is located to the northeast of the concentrator building. Two main 230 kV to 13.8 kV, 42/56/70 MVA transformers are used for combined power of 100 MVA. This provides capacity for future expansion and mitigates the risk of downtime due to transformer failure. A 15 kV gas insulated switchgear, complete with electrical protection devices, is included. Electricity for the underground mine is provided by a 13.8 kV line routed from the main substation by an overhead power line to the mine portal. A separate 13.8 kV line is routed within the Fresh Air Raise to supply power to Underground Main.

Two emergency generators connect to the main substation bus, each generating 600 V, which is then transformed to 13.8 kV. During a power outage, total generator loading is monitored at the main substation while critical loads are monitored by Operations. Critical loads include fixed loads (such as lighting and heating), sequential loads (such as leach tank agitators, cyanide destruction tank), and manually operated loads (such as sump pumps, rake mechanisms, and reactive heating).

A fibre-optic loop connects all areas of the operation. The fibre-optic lines are run on the overhead power distribution lines and transmit voice, video, and data on the following systems:

•	Telemetry, data acquisition, and control between the process plant and exterior process equipment.
•	Computer network between all departments.
•	Local telephone lines.
•	Computer network for maintenance on all electrical equipment.
•	Fire detection.
•	Video surveillance and access control systems.
•	Electrical tele-protection equipment.
18.4	Tailings Management Area

The Tailings Management Area (TMA) is located northwest of the open pit and Plant Site. Containment for the TMA is provided by perimeter impoundment dams: the TMA North Dam along the northwest side, the TMA West Dam (dams 4 and 5) along the southwest side, and the TMA South Dam along the southeast side. Naturally occurring high topography provides containment along the northeastern perimeter of the facility.

The Water Management Pond (WMP), located adjacent to the TMA, is a part of the water treatment system; it stores treated water from the TMA and provides storage for water discharge or intake water for the mill if required. The WMP is separated from the TMA by the TMA West Dam (comprising Dam 4 and Dam 5). The remaining perimeter of the impoundment consists of WMP Dam 1, WMP Dam 2, WMP Dam 3, and WMP Dam 4, which have all been constructed to their ultimate dam crest elevation of 371.5 m. The TMA dams and relevant infrastructure are shown in Figure 18-2.

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The TMA North Dam, West Dams, and South Dam are constructed with a central clay core and two downstream granular filters supported by upstream and downstream rockfill shells. Stage 6 Raise construction is complete, where the maximum height of the TMA dams above natural ground is approximately 27.0 m (current crest elevation of 378.1 masl). Geotechnical stability is generally controlled by high-plasticity, compressible glaciolacustrine clays and tills with low shear strengths that develop high excess porewater pressures when loaded. As a response to the unfavourable foundation conditions, rockfill preload buttresses have been constructed upstream and downstream of the perimeter dams prior to previous dam raises. Additionally, wick drains were installed in select areas to help mitigate high excess porewater pressures.

Except during planned mill shutdowns, tailings are deposited throughout the year using sub-aerial spigots located on the crests of the perimeter TMA dams and along the northern ring road. Deposition takes place while maintaining a pond around the fixed reclaim, located between TMA West Dam 4 and West Dam 5. Tailings placement needs to consider the following main depositional constraints:

•	Satisfy tailings and water freeboard requirements
•	Not bury or blocking the fixed reclaim
•	Not block the spillway channel situated at the TMA North Dam

A flood protection berm has been constructed at a topographic low located northwest of the TMA to maintain containment within the Ontario Endangered Species Act (ESA) boundary up to the MOWL.

The TMA is designed to provide sufficient containment for the projected tailings storage requirements and for operational pond volumes. The maximum operational pond level (also referred as the Normal Operating Water Level or NOWL) is selected based on the 1-in-100-year wet year inflow projections from the site Water Balance Model (SRK, 2024). The environmental design flood (EDF) is to be stored between the NOWL and Maximum Operating Water Level (MOWL). The TMA emergency spillway is designed to convey the inflow design flood (IDF) between the MOWL and Dam Crest elevation with sufficient freeboard.

SRK (2024) prepared a water balance model to predict TMA pond volumes, which are key inputs for estimating TMA storage requirements and dam raise schedules. The water balance model is regularly updated and calibrated to site conditions.

Tailings properties were interpreted by SRK (2024) based on observed conditions measured by LiDAR and bathymetric surveys as well as from mill throughput tonnages provided by New Gold. The IDF and freeboard requirements are determined by SRK in accordance with Canadian Dam Association guidelines (CDA, 2013). The EDF volume and maximum NOWL are operational criteria selected by SRK.

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North Temporary Flood Protection Berm
Inflow Control Structure (ICS)
Upstream Flood Protection Berm
North Dam Seepage Collection East Ditch
TMA North Dam Stage 7
Stage 7 Emergency Spillway
North Ring Road
Marr Diversion
TAILINGS MANAGEMENT AREA
Reclaim Berm
Mill Reclaim Station
TMA West Dam 4 Stage 7
West Dam 4 Seepage Collection System
Nitrification Cells
BCR-1
WMP Dam 4
Water Treatment Plant
South Dam Seepage Collection East Ditch Extension
TMA South Dam Stage 7
TMA West Dam 5 Stage 6
WMP Dam 3
WATER MANAGEMENT POND
Pipeline Corridor
Frank's Pad
WMP Dam 2
WMP Dam 1
TMA South Dam Seepage Collection West Ditch
BCR-2
ESA Boundary
TMA Stage 7 Design
Wildlife Fence
Seepage Ditch
Berm
13.8 kV Power Line
Source: New Gold 2024
Metres

Figure 18-2: TMA general arrangement

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LOM tailings planning considered the tonnage of forecasted production tailings until the end-of-mine, based on the updated life of mine plan, as provided to SRK on September 3, 2024. The average dry settled density of 1.35 t/m3 was used for the modelling; this value was reviewed considering bathymetry surveys and documented mill throughput tonnages. Annual reviews of aerial and bathymetry surveys of tailings have determined representative slope values for beach above water (BAW) (0.50%) and beach below water (BBW) (0.90%).

An estimated 39.4 Mm3 of tailings are currently stored in the TMA. Based on the tonnage figures provided on September 3, 2024, the volume of tailings to be contained by end-of-mine is estimated at approximately 85 Mm3.

Table 18-1provides a summary of the potential dam raise schedule based on the tailings deposition modelling. Work is currently underway to verify the dam raise schedule. Adequate buttressing or other mitigation measures will be implemented to ensure stability criteria are met.

Table 18-1: TMA dam raise schedule

Year	Constructed Dam Crest Elevation (m)	Raise Height (m)	Spillway Invert Elevation (m)	Dams to be Raised[3]
2025	379.1	1.0	377.4	TMA Perimeter Dams
2026	380.6	1.5	379.1	TMA Perimeter Dams
2027[1]	382.1	1.5	379.1	TMA Perimeter Dams

Notes:

1.	Work is currently underway to verify buttressing requirements to satisfy the dam raise schedule from 2027 onwards.
2.	TMA perimeter dams include the TMA South Dam, TMA West Dam (dams 4 and 5), and TMA North Dam.

The TMA is subdivided into 18 design segments that are evaluated to optimize buttressing requirements. Historically, these have been determined by evaluating the minimum Factor of Safety (FOS) from limit equilibrium modelling (LEM) and adding increasing buttressing until the target FOS is achieved.

Over 400 piezometers, 30 slope inclinometers, and numerous settlement plates and magnetic extensometers installed at the Rainy River TMA are used for monitoring and surveillance. Displacements (both lateral and vertical) and excess pore water pressures are observed throughout the year in response to construction activities and tailings deposition. Monitoring of the instrumentation is ongoing by both New Gold and the Engineer of Record (EOR). Dam performance has been acceptable to date. Dam performance is monitored on an ongoing basis for each TMA dam raise. Instrumentation response to loading is incorporated into future geotechnical stability modelling.

The large number of monitoring instruments installed at the Rainy River Mine presents an opportunity to continue to optimize the design to complete each dam raise safely and improve dam performance. InSAR data is also used to analyze surficial ground movements that may not be detected by instrumentation.

Evaluation of the stability of the TMA is an ongoing process that relies on limit equilibrium modelling and instrumentation data to optimize buttressing requirements. The successful construction and operation of the site has benefited from continuous improvements to the monitoring and reporting systems, yearly field investigations, numerical modelling of the most probable and unfavorable conditions, and open communication between New Gold and the EOR.

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The TMA undergoes thorough review and oversight from qualified professionals including, at minimum, the following evaluations:

•	Monthly inspections from the designated responsible person(s) at site.
•	Annual inspections from facility Engineers of Record (EORs).
•	Twice annual technical review from the Independent Tailings Review Board (ITRB) with one site visit and one review completed virtually.
•	Dam Safety Reviews performed every five years.
•	Third-party reviews as required by regulators.

18.4.1       Water Treatment and Discharge

The water treatment train is in the northern WMP and consisted of three components: Lime WTP (Water Treatment Plant), Nitrification Cells, and Biochemical Reactor 1 (BCR #1) and are shown on Figure 18-2. Water from the TMA is pumped to the Lime WTP for treatment of TSS (total suspended solids), as well as the metals and metalloids. After the TSS and these metals and metalloids are removed, the treated water is then discharged into the Nitrification Cell where the microbial process termed ‘nitrification’ is performed for treatment of ammonia. The Nitrification Cell uses microbial nitrification to convert the nitrogen compounds to nitrate. Some amount of manganese is also expected to be removed in the Nitrification Cell. Additional settling of TSS is performed in the first section of the Nitrification Cell. Water from the Nitrification Cell is then pumped to BCR #1 for nitrate and nitrite treatment through a microbial process termed ‘denitrification’. The outflow from BCR #1 then reports to the WMP. Total treatment capacity is currently 16,340 m³/day.

Rainy River has also utilized Biochemical Reactor 2 (BCR #2) to polish WMP water and treat MRP and TMA water at a capacity of 10,000 m³/day. Rainy River is seeking authorization to include BCR #2 as a permanent water treatment option.

There are four provincially and federally permitted locations where discharge from the mine into the environment can occur as shown in Table 18-2.

Table 18-2 Permitted discharge locations

Type of Water	Discharge Location	Details
Treated Water	Effluent Discharge Location #1 (EDL 1) - capacity 36,000 m³/day	Consists of a 10 km pipeline and an effluent mixing structure (EMS#1) with two duckbill diffusers and riverbed armoring, downstream of the McCallum Creek and Pinewood River confluence.
	Effluent Discharge Location #2 (EDL 2) - capacity 22,300 m³/day	Consists of a 2 km pipeline and an EMS (#2) with two duckbill diffusers and riverbed armoring, downstream of the Loslo Creek and Pinewood River confluence.
Contact Water (Western Mine Rock Stockpile)	Sediment Pond 1	Primarily pumped to Sediment Pond 2. Option to pump discharge to a splash pad, downstream of Sediment Pond 1 spillway, which discharges to the West Creek Diversion, then flows into to the Pinewood River at the Loslo Creek confluence. Limited to 5:1 discharge ratio with West Creek Diversion.
	Sediment Pond 2 - capacity 21,600 m³/day	Pumped discharge to a splash pad, downstream of Sediment Pond 2 spillway, which discharges to the Pinewood River upstream of the Loslo Creek confluence.

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Each discharge has specific discharge criteria as specified in MECP ECA #2290-CAVKGN which must be met prior to discharge.

18.5	Comments on Project Infrastructure

The Qualified Person provides the following comments:

•	Infrastructure required for current mining operations has been constructed and is operational.
•	Three raises are planned for the existing tailings management area in 2025, 2026, and 2027. The final crest elevation of 382.1 m is expected to provide sufficient containment for the projected tailings storage requirements and for operational pond volumes, based on current Mineral Reserves.
•	Rainy River is seeking authorization for the construction and operation of increased water treatment and discharge infrastructure to improve management of contact water on site.
•	Open-pit Phase 5 operations are not expected to require additional surface facilities. One additional portal, at the western side of the mine, is planned to support the underground mine.

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19	Market Studies and Contracts
19.1	Markets

Gold and silver output from the Rainy River Mine is in the form of doré containing an average of approximately one-third gold and two-thirds silver by weight. Silver credits are received from the refiner. The doré is shipped to either Asahi Refining Canada Ltd. in Brampton, Ontario, or to the Royal Canadian Mint in Ottawa, Ontario. Transportation of the doré to either refinery is contracted out by the respective refineries. Responsibility for the doré changes hands at the gold room gate upon signed acceptance by the refiner or its transport provider. Rainy River sells its gold production into the market at spot prices.

For the 2024 Mineral Reserve estimate, Rainy River used metal prices of US$1,650/oz for gold and US$20.00/oz for silver. For the 2024 Mineral Resource estimate, Rainy River used metal prices 20% higher than the Mineral Reserves price assumptions, US$1,980/oz for gold and US$24.00/oz for silver.

19.2	Contracts

New Gold has a number of contracts, agreements, and purchase orders in place for goods and services that are required for the operation of the Rainy River Mine. All contracts and agreements are negotiated with vendors and have a contractual scope, terms, and conditions. The most significant of those contracts cover underground contractor mining, electricity, fuel, explosives, tires, grinding media, milling reagents, heavy equipment parts and maintenance, and camp services.

New Gold and Rainy River have policies and procedures in place for the letting of contracts. These are awarded based on pricing, supplier competencies, and their ability to address, where applicable, New Gold’s commitments with respect to First Nations communities regarding business, employment, and other opportunities relating to the operation of the Rainy River Mine. Rainy River has entered into and continues to uphold Impact Benefit Agreements, which may include business opportunities and employment for specific First Nations. Further details are available in Section 20.7.

19.3	Comments on Market Studies and Contracts

The Qualified Person notes the following comments:

•	The gold-silver doré produced by the Rainy River Mine is readily marketable.
•	Contract terms are considered to be within industry norms, and typical of similar contracts in Canada.
•	Commodity pricing assumptions, marketing assumptions, and current major contract areas are acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

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20	Environmental Studies, Permitting, and Social or Community Impact
20.1	Introduction

The Rainy River Mine site is located in the traditional territory of the Anishinaabe of Treaty #3. New Gold’s Sustainability Policy, approved by the Board of Directors on October 28, 2024, provides the directives and mandates that guide New Gold’s environmental stewardship and meaningful community engagement. The Sustainability Policy covers areas such as risk management, environmental monitoring, water, tailings, climate change, biodiversity, and closure, and also outlines New Gold’s commitments:

•	To comply with applicable laws and regulations in the operating jurisdictions
•	To promote a culture of avoiding harm to the environment and to the public by adopting current and evolving international best practices to guide systems and processes.
•	To conduct regular assessments of operations to continuously improve sustainability performance as well as ensure consistency with the policy.

Rainy River Mine’s Environmental Department is accountable for operational compliance, environmental risk management, water resource management, ambient air quality, wildlife monitoring, surface water, and groundwater monitoring. Rainy River generally maintains good compliance with all legislation and permits. The Environmental Department oversees regulatory compliance and addresses any non-compliance issues.

20.2	Site Conditions and Monitoring

The summary of existing and background conditions presented below is based on the information included in the 2023 annual regulatory submission Environmental Assessment Compliance Reporting Period January to December 2023 (New Gold Inc., 2024).

20.2.1       Meteorology and Air Quality

During the summer months (April to October), the climate of the Rainy River Mine area is affected by warm, moist air systems from the Gulf of Mexico interacting with dry air masses from central Canada. During the winter months (November to March), extended periods of clear, cold weather are a result of cold, dry Arctic air masses flowing from the north.

Based on 1981 to 2010 Canadian Climate Normal data from the Barwick weather station approximately 30 km south of the Rainy River mine site, daily temperatures range from as low as - 21.1°C in January to as high as 25.2°C in July, with recorded extremes of - 49.0°C and 36.5°C. Daily average mean temperatures are below 0°C from November to March. The area receives an average annual precipitation of 710 mm, with about 670 mm falling as rainfall and 142 cm falling as snow. The heaviest monthly precipitation occurs in June and July.

The on-site station provides real-time data on wind speed, wind direction, temperature, relative humidity, and precipitation. Both data sets are correlated with each other.

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Air quality at the mine site is primarily influenced by regional meteorological conditions, as well as from volatile organic emissions from insects, vegetation, and natural forest fires. The mine’s most significant impact on air quality comes from increased particulate matter generated by vehicle traffic, crusher operations, and dust from the tailings management area (TMA). Other site-generated activities have a lesser impact to air quality. Background air-quality data for particulate matter are collected from three on-site ambient air monitoring stations. Results of the Ambient Air Quality Monitoring Program are reported on quarterly. This program includes 24-hour Total Suspended Particulate Matter and metals sampling every 6th day, 24-hour Respirable Particulate Matter (PM2.5) every 6th day, 30-day total dustfall deposition every month, and passive sampling for sulphur dioxide and nitrogen dioxide every month.

20.2.2       Ambient Noise and Vibration

Annual acoustic audits are performed at locations in and around the mine site to ensure that noise produced by mine activities does not exceed regulated sound levels. The 2023 Acoustic Audit concluded that the noise emissions from the mine at the points of reception are within the applicable limits set by the Ministry of Environment, Conservation and Parks (MECP). The 2023 Acoustic Audit identified the following primary significant noise sources at the mine: process intakes and exhausts, various construction equipment, water pumps, transformers, air compressors, truck traffic, and emergency equipment.

The mine is not expected to be a significant source of mechanical vibration as defined by the MECP guideline NPC-207.

20.2.3       Geochemistry

As part of the environmental approvals process, Rainy River was required to develop and implement a Geochemical Monitoring Plan to comply with permit requirements. The plan aims to assess the potential for acid generation in all mine rock materials extracted during the mine's operation and to ensure proper segregation and management of these materials according to best industry practices. Since 2017, geochemical data has been collected and assessed annually in accordance with the Geochemical Monitoring Plan (Wood, 2016).

Every year, an external consultant outlines the geochemical program for the year. This program includes annual reporting, sampling of the East Mine Rock Stockpile seepage, and the site geochemical monitoring programs which includes kinetic field bin sampling, and tailings sampling. Rainy River has developed an extensive geochemistry database and current and potential geochemical conditions are well understood. Rainy River continues to meet all geochemical monitoring requirements outlined in the permitting conditions.

Rainy River also utilizes the Independent Tailings Review Board, a panel of external technical experts, to provide guidance on mine rock geochemistry, acid rock drainage studies, water quality, and closure planning.

20.2.4       Surface Water Quality

Sixteen surface water monitoring stations are located both upstream and downstream of current plant and mine facilities to evaluate potential impacts of the operations on local drainage systems. The monitoring stations are positioned along the Rainy River, Pinewood River, and major tributaries. Comparisons of current and historical surface water sampling results with applicable Environmental Compliance Approval (ECA) benchmark limits and Provincial Water Quality Objectives (PWQO) for the protection of aquatic life show that water quality is generally good. Parameter concentrations are generally below PWQOs for the protection of aquatic life, except for iron and phosphorus, which commonly exceed guideline limits regionally. Additionally, aluminum, cadmium, cobalt, uranium, vanadium, and zirconium occasionally exceed PWQO guideline limits and copper and zinc occasionally exceed ECA permitted limits upstream and downstream of the mine site. However, these elevated concentrations have been attributed to background surface water and is not attributed to mine activities.

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Site effluent discharge monitoring results are within final effluent limits with the exception of infrequent exceedances; all acute toxicity tests have shown no acute toxicity failures. All exceedances of quality or quantity of discharge are reported to the authorities in a timely manner, and mitigation measures to prevent further exceedances are implemented if necessary.

Surface water quality is proactively monitored within the TMA, the Mine Rock Pond, and the water discharge pond for due diligence and management purposes, but not for effluent quality as there are no discharges from these locations. Water quality at these locations is consistent with mine process water. Water quality is also monitored in the WMP and sediment ponds for due diligence and for potential discharge readiness.

20.2.5       Groundwater Quality and Quantity

Groundwater is monitored regularly by site personnel using 45 monitoring wells and 3 vibrating wire piezometer arrays. Groundwater level measurements and field chemical parameters are recorded manually. Continuous groundwater-level measurements using transducers are recorded for 15 monitoring wells, as per permit requirements. Sampling for groundwater chemistry is conducted 3 times per year, as required by permit conditions. Water samples are analyzed for a complete suite of parameters. The 2023 groundwater quality monitoring results are very similar to 2016 baseline results, indicating minimal change in conditions. Results from neighbouring private wells showed generally good water quality, with occasional exceedances of some parameters which are attributed to natural background conditions. Monitoring wells between the mine facilities and neighbouring private wells indicate no mine influence on neighbouring private wells.

Under the conditions of the Environmental Compliance Approval (ECA) permit, the hydrogeological model (groundwater flow model) is to be updated every three years during mine operations, incorporating measured pumping, flow and water level data. Wood PLC (Wood) provided the first update in 2017. Klohn Crippen Berger developed the 1D and 3D transient groundwater model in 2020 as the first regulatory update and AtkinsRéalis completed the second regulatory update to the 3D model in 2023 (AtkinsRéalis, 2024). The updated 3D model was reported to the regulator in March 2024 as part of the annual groundwater monitoring report.

Based on assessments by Klohn Crippen Berger (Klohn Crippen Berger, 2021) and AtkinsRéalis (AtkinsRéalis, 2024), the extent of the zone of influence (ZOI) from the open pit has changed from the previous steady-state model predictions by Wood (2017). Although the 2021 model (Klohn Crippen Berger, 2021) determined that the ZOI would extend further to the west and southeast of the open pit but not to the east and south, the 2024 model update (AtkinsRéalis, 2024) found that the ZOI extends further north, northeast and northwest of the open pit and does not extend to the east and southeast of the open pit. Site-wide groundwater monitoring wells will continue to monitor groundwater levels to validate model predictions and confirm any changes to the predicted drawdown cone resulting from the dewatering of the open pit. These data will be incorporated into the next model update in 2026, as required by the permit.

20.2.6       Aquatic Resources

Rainy River has an extensive aquatic monitoring program which was implemented to meet regulatory conditions. The environmental monitoring program includes annual performance monitoring for constructed fish habitat and fish tissue monitoring activities, as outlined in federal regulations, Fishery Act Offset Plan Authorizations, and ECA permit conditions. Rainy River Mine is in compliance with all monitoring requirements. The annual aquatic monitoring program consists of an annual assessment of the potential impact of the Rainy River Mine on the local fish population. The following two studies are completed annually:

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•	Large-Bodied Fish Monitoring Program. The objective of this monitoring program is to characterize concentrations of contaminants of potential concern in tissues of two sentinel sport fish species, northern pike and walleye, collected downstream of historical effluent discharge. Recent studies indicate that the mine activities have not influenced concentrations of metals in large-bodied sentinel fish species.
•	Pinewood River Annual Monitoring Study. The objective this study is to assess the following: water depth in both impounded and non-impounded habitat at four locations in the Pinewood River, surface water quality at site catchment and in Pinewood River, and mercury concentrations in fish communities and tissue of small-bodies fish. The 2023 study indicated that mining is likely not a major contributing factor to surface water concentrations of mercury in the Pinewood River and that mercury concentrations in fish tissue continue to be below consumption guidelines.

All constructed fish habitat and communities have met approved criteria except for the Stockpile Pond and associated diversions. To address the deficiencies at Stockpile Pond and associated diversions, Rainy River Mine is creating 3.5 ha of new fish habitat near the lower reaches of the West Creek Diversion. Construction of this fish habitat will commence in 2025.

20.2.7       Terrestrial Flora and Fauna

Rainy River Mine must demonstrate to government regulators and community stakeholders that vegetation can successfully be re-established as part of ongoing progressive reclamation and closure. In 2017, New Gold constructed two test stockpiles made from potentially acid-generating (PAG) rock covered by an engineered design as outlined in the Closure Plan. Of these two test stockpiles, the western stockpile, was identified as a suitable site for a vegetation trial program, which was designed and implemented in 2017. Vegetation was planted in the fall of 2019, and monitoring of the trial plots has continued throughout operations to ensure vegetation communities can be established and are appropriate for the PAG waste rock engineered cover. Rainy River Mine submits and publishes annual reports on the findings from both the vegetation trial and the PAG mine rock cover trial. Annual reporting indicates revegetation is achievable, and Rainy River Mine will continue to monitor and report on the studies.

Various bird monitoring studies occur at Rainy River Mine and they generally suggest that the operations have not had an adverse effect on several of the most commonly occurring bird species. Data collected suggest that most birds are not avoiding areas associated with mine activities, other than where habitats have been directly impacted. Some forest bird species may have been impacted by the mine activities and moved further away from mine activities to establish breeding territories. Some grassland and open-country bird species show population increases. This increase may be attributed to the new grassland habitat established by New Gold for species at risk as habitat compensation.

A deer-tissue monitoring program has been active since 2016 and the most recent data (2021) has shown no mine-related impact on the overall health of the local deer population nor any detectable change in metals found in the meat consumed by local hunters.

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In 2018, a 14 km long and 3.5m high wildlife exclusion fence was constructed around the TMA. The fence was designed to prevent wildlife from accessing the tailings. Rainy River monitors the fence perimeter for maintenance needs and for wildlife mortality related to the fence.

20.2.8       Species at Risk and Critical Habitat

The species at risk known to occur at site are listed in Table 20-1. Until 2019, New Gold worked with the Ministry of Natural Resources and Forestry (MNRF) to meet all permitting requirements related to the Ontario Endangered Species Act (ESA). In 2019, the Ministry of Environment, Conservation and Parks (MECP) became the regulatory agency responsible for enforcing the Ontario Endangered Species Act and all permits issued under the Act. Rainy River operates under Permit FF-C-001-14 under the ESA, which is known as the ESA Permit.

A condition of the ESA permit required New Gold to establish overall benefit lands for two bird species (Bobolink and Eastern Whip-poor-will) to compensate for the habitat lost from construction of the mine site. New Gold is responsible for managing over 1800 ha of these lands. Permit conditions include monitoring to ensure the program goals are met by (a) quantifying any adverse effects to these species and (b) confirming that the overall benefit lands are providing compensatory habitats. New Gold continues to work with the MECP to satisfy the terms and conditions of the ESA permit related to the Eastern Whip-poor-will Habitat Management Plan.

Table 20-1: Federal and provincial species at risk within the Rainy River mine site footprint

Species common name	Endangered Species Act Designation	Species at Risk Act Designation
Birds
Barn Swallow	Threatened	-
Bank Swallow	Threatened	Threatened
Bobolink	Threatened	Threatened
Eastern Whip-poor-will	Threatened	Threatened
American White Pelican	Threatened	-
Bald Eagle	Special concern	-
Canada Warbler	Special concern	Threatened
Common Nighthawk	Special concern	Threatened
Golden-Winged Warbler	Special concern	Threatened
Olive-sided Flycatcher	Special concern	Threatened
Peregrine Falcon (migrant)	Special concern	Special concern
Evening Grosbeak	Special concern	Threatened
Red-headed Woodpecker	Special concern	Special concern
Rusty Blackbird	-	Special concern
Short-Eared Owl	Special concern	Special concern
Mammals
Cougar	Endangered	-
Little Brown Myotis (bat)	Endangered	-
Northern Myotis (bat)	Endangered	-
Reptiles
Snapping Turtle	Special concern	Special concern

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20.2.9       Environmental Compliance

New Gold is committed to complying with conditions laid out in the various permits, licences, authorizations, approvals, and assessments as means to avoid or mitigate environmental impacts associated with activities at the Rainy River Mine.

The Stockpile Pond Diversion Channel (SPDC) was permitted as a replacement for fish habitat, following the Fish Habitat Compensation Plan (AMEC Foster Wheeler 2017). The SPDC was constructed in early 2016. However, water levels have varied greatly since its construction, primarily remaining below design basis, subsequently preventing fish passage from West Creek Pond upstream to Stockpile Pond. Since the re-creating functional fish habitat in the Stockpile Pond was not successful, the Impact Assessment Agency of Canada issued a Notice of Non-Compliance on July 31, 2020, as prescribed by the Metal and Diamond Mining Effluent Regulations, for New Gold’s Rainy River Mine’s lack of compensation for the loss of fish habitat. To address the deficiencies at Stockpile Pond and associated diversions, Rainy River Mine is creating 3.5 ha of new fish habitat near the lower reaches of the West Creek Diversion. Construction of this fish habitat will commence in 2025. .

From January 2023 to November 1, 2024, the Rainy River Mine has recorded 22 non-compliance-related issues associated with an unauthorized effluent discharge, hydrocarbon spills, and exceedance of regulated parameter thresholds for surface water quality, air quality particulate matter, water levels, and noise levels. There have been no significant impacts to the environment as a result of non-compliance events. New Gold has reported all instances of non-compliance to the relevant regulatory agencies and implemented mitigations to prevent reoccurrences as necessary.

20.3	Mine Waste Management

20.3.1       Tailings Management

Tailings at Rainy River Mine are stored within the Tailings Management Area (TMA) and are deposited year-round, except during mill shutdowns. The tailings go through a cyanide destruction process (Section 17.1.7) after leaving the mill, prior to deposition. Containment for the TMA is provided by perimeter impoundment dams: the TMA North Dam along the northwest side, the TMA West Dam (Dam 4 and Dam 5) along the southwest side, and the TMA South Dam along the southeast side. A naturally occurring topographic high provides containment along the northeastern perimeter of the facility.

The Water Management Pond (WMP), located adjacent to the TMA, is a part of the water treatment system; it stores treated water from the TMA and can supply water to the mill. The WMP is separated from the TMA by the TMA West Dam (comprising Dam 4 and Dam 5); the remaining perimeter of the impoundment consists of WMP Dam 1, WMP Dam 2, WMP Dam 3, and WMP Dam 4 as shown in Figure 18-2. WMP dams 1, 2, 3, and 4 were constructed to their ultimate dam crest elevation of 371.5 m. Additional infrastructure information regarding the TMA is included in Section 18.4.

Rainy River utilizes strong tailings governance to ensure the safety and stability, both geotechnical and geochemical, of all tailings. The New Gold Tailings Storage Facility Management Policy, updated and signed by the CEO on August 16, 2023, outlines New Gold’s commitments regarding tailings management. New Gold strives for zero harm to people and the environment as a result of tailings management. The policy includes the following commitments to tailings management:

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•	Delineating strong and transparent governance with clear responsibilities and accountabilities throughout the organization, up to the Board of Directors.
•	Ensuring the oversight of an Independent Tailings Review Board.
•	Providing Indigenous partners with the opportunity to review risks and findings from independent reviews.
•	Publicly disclosing tailings storage facility information.
•	Having a rigorous emergency preparedness plan, including post-incident review and participation with regulatory authorities and communities of interest.

New Gold is a member of the Mining Association of Canada and therefore utilizes the Towards Sustainable Mining protocols to inform tailings governance. The Rainy River Mine achieved the highest rating of AAA for all indicators for the Tailings Management protocol at the most recent external verification in 2023.

20.3.2       Waste Rock Dumps

Rainy River Mine utilizes two main waste rock dumps for waste rock management. The Western Mine Rock Stockpile (WMRS) contains non-potentially acid-generating (NPAG) material, and the Eastern Mine Rock Stockpile (EMRS) is designated as the potentially acid-generating (PAG) stockpile. Since 2023, PAG waste rock is also stored at the base of the open pit; there, it will be fully submerged with water at closure, which will prevent the generation of acid rock drainage (ARD).

Rainy River Mine has an approved Geochemical Monitoring Plan to guide the sampling program and classification for non-PAG and PAG material; the classification is determined by the neutralization potential ratio, as defined in the Geochemical Monitoring Plan. An additional level of characterization was developed for PAG rock based on inferred time to acid onset. The system designates three levels of PAG:

•	PAG1: inferred to have the potential to generate acidic conditions within 5 years or less of deposition.
•	PAG2: inferred to have the potential to generate acidic conditions within 5 to 15 years of deposition.
•	PAG3: inferred to not have the potential to generate acidic conditions for at least 15 years.

Rainy River has so far classified only implemented protocols for the PAG1 and PAG2 designations. PAG1 material is always deposited of in the EMRS or in the open pit. Some PAG2/3 rock is used in the construction of the upstream side of the TMA embankment, and in the downstream shells of Cells 1 and 2, where it will be inundated by tailings. Currently, PAG2 and PAG3 materials are managed or deposited on site, which is conservative with respect to mine rock and overburden management because it does not overestimate the lag period to potential onset of acidic conditions for PAG materials.

To ensure accurate designation and appropriate storage of waste rock, cuttings from every blast hole are sampled and analyzed for total carbon and total sulfur to determine PAG or NPAG classification and each mining block is classified as PAG1, PAG2/3, or NPAG and waste rock from each mining block is routed to the appropriate location. Rainy River utilizes a geochemical database to track sampling and placement of waste rock.

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20.3.3       Closure Requirements for Waste Management Facilities

The conceptual TMA closure configuration consists of a permanent water cover and a low-permeability overburden cover on the perimeter tailings. The water cover, covering most of the TMA, will ensure tailings remain saturated and will prevent oxygenation and ARD. Tailings levels will be 3 m below the spillway, allowing for 2 m of consistent water cover even accounting for surface undulations. The low-permeability overburden cover surrounding the perimeter of the permanent pond, will be approximately 150 m wide, and placed on the upstream side of the dam. This cover will prevent the permanent water cover from contacting the dams and will limit oxygen infiltration into the tailings. The cover will be seeded with native vegetation and reinforced with non-acid-generating (NAG) rock at transition zones to prevent oxidation. This combination of engineered covers and water saturation effectively stabilizes the tailings, meets closure objectives, and minimizes long-term environmental impacts.

The Closure Plan includes the construction of a spillway that will allow the central pond water to flow into the WMP, and subsequently into the constructed wetlands. The location, invert elevation, and design of the closure spillway are not finalized but are intended to regulate flows from the TMA Pond to the WMP as required.

At closure, both mine rock stockpiles will be covered and revegetated. The EMRS closure cover is designed to prevent the generation of ARD and has been constructed through the active life of mine as part of the progressive reclamation plan. Rainy River has implemented field trials for cover systems to evaluate the effectiveness of different designs at limiting ARD. A third-party consultant is retained to design, instrument, and interpret the monitoring data collected from these field trials. These trials also provide opportunity for optimizing future closure activities at site. Rainy River submits an annual cover trial report to the regulator as part of the Annual Compliance Report.

20.4	Water Management

The Rainy River Mine maintains a positive water balance through onsite precipitation and the dewatering of groundwater, which is managed through the treatment and discharge of mine contact water. Rainy River does not pump water from any local surface water bodies.

The Rainy River Mine water management system is designed for water conservation and environmental protection. Rainy River diverts non-contact water around the mine operations as practicable, to ensure diversions around the mine site are maximized and the volumes of required contact water, which need active management, are minimized.

Water management at Rainy River has been designed, to the extent practicable, to achieve the following specific functions:

•	Dewater the open-pit and underground mine workings to ensure worker safety and operability.
•	Maximize the volume of water diverted around the mine site and minimize the amount of contact water requiring treatment and discharge.
•	Ensure a reliable water source for process plant operations and ancillary use, through maximizing the reuse of mine contact water through reclaim from the TMA.
•	Collect and control all site effluents in accordance with federal and provincial regulations and authorizations.

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•	Maximize treatment of water from the TMA and Mine Rock Pond while meeting federal, provincial and site-specific guidelines.
•	Manage the potential for acid rock drainage, both during operations and following mine closure.
•	Minimize the number of final effluent discharge points.
•	Protect receiving water quality.
•	Minimize adverse effects to receiving water flows.
•	Protect wildlife.
•	Maintain system operability and flexibility to respond to varying circumstances, including wet and dry hydrological cycles.

The Rainy River water balance is dependent on onsite runoff and direct precipitation onto water storage facilities. The TMA is the primary storage facility for mine contact water, and Rainy River manages its operations to maintain sufficient storage capacity within the TMA. To manage excess contact water, a treatment system is operated from spring to fall. Treated water is stored within the Water Management Pond prior to being discharged through Effluent Discharge lines (EDL) 1 and 2. Rainy River Mine can discharge into the Pinewood River when its flows are greater than 10,000 m³/h and when it is mostly ice free, those two conditions generally occur during the spring and fall.

Water balance modelling is used to track the inventory of water on site, water consumption, and water losses. Water losses include evaporation, and entrained pore-water in tailings. An external technical consultant manages the operational water balance model and develops a monthly report to provide information to the operation as to the adequacy of the water management strategy.

The mine site potable water treatment plant provides water to washrooms, kitchens, change room showers and sinks across the site. Bottled potable water is brought on site for drinking purposes and is dispensed through water coolers.

20.5	Environmental Studies

Baseline studies and an Environmental Assessment were completed by New Gold and various consultants between 2009 and 2014 as part of the Ontario and Federal Environmental Assessment application. Environmental management plans were developed at the time for air quality, sound and vibration, geochemistry, surface water systems, groundwater systems, and terrestrial systems and species at risk. Rainy River Mine maintains up-to-date environmental management plans to reflect the current conditions of the mine site, evolving best practices, and regulatory requirements.

The mine site has adopted the Towards Sustainable Mining Standards (TSM) as required by the Mining Association of Canada (MAC). Rainy River Mine completed an external verification of compliance with MAC TSM in November 2023 and obtained AAA score in all indicators for the Tailings Management and Water Stewardship protocols.

20.6	Project Permitting

Rainy River Mine complies with applicable Canadian federal and provincial permitting requirements. The approved permits outline the authority’s requirements for operation of the surface and underground mine, TMA, waste rock dumps, process plant, water usage, habitat destruction and compensation, and effluents discharge. The mine has received all the permits and authorizations needed to construct major infrastructure and operate. However, periodic dam raises must be permitted annually. Active permits and authorizations are listed in Table 20-2.

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Table 20-2: Permit list

Title	Permit type
Aggregate Dewatering Outcrop 3 and Roen Pit	Permit to Take Water
Mine Dewatering	Permit to Take Water
SAR Eastern Whip-poor-will and Bobolink	Endangered Species Act Permit
Air and Noise	Environmental Compliance Approval
Sewage Works	Environmental Compliance Approval
Fisheries Act 35(2)(b) Authorization (Offset Plan)	Authorization
Effluent Mixing Structure & Hydrology Gauge	Work Permit - Letter of authority
Aggregate Resources - Tait Quarry	Aggregate Resources Licence
Aggregate Resources - Laydown 4 Quarry	Aggregate Resources Licence
Fish Collection Permits	Authorization
Wildlife Scientific Collectors Authorization	Authorization
Authorization for Wildlife Interference	Authorization
Nuclear Substance and Radiation Device	Nuclear Radiation Licence
Electricity Wholesaler	Licence
Land Use	Permit
Provincial EA Commitments	Environmental Assessment
Federal EA Commitments	Environmental Assessment
Followup Monitoring EA Commitments	Environmental Assessment
Final EA Commitments	Environmental Assessment
Closure Plan Commitments	Environmental Assessment
Occupancy	Municipal Permit

New Gold has implemented an Environmental Management System (EMS) that manages permits, licences, and environmental commitments at the mine. By identifying environmental impacts, setting objectives, and implementing controls, the EMS ensures compliance with legal requirements, reduces environmental risks, and promotes sustainable practices.

20.6.1       Required Authorizations for Development

Rainy River requires an authorization to complete each annual TMA dam raise, which is authorized through the Ontario Ministry of Mines. Rainy River receives this authorization through the submission of a Notice of Material Change to the Ontario Ministry of Mines who approves it as a material change to the authorized Closure Plan.

Additionally, Rainy River is seeking authorization to increase the capacity of the water treatment plant and of Biochemical Reactor 2 (BCR2), and to increase the discharge to the Pinewood River through EDL 1 and EDL 2. This authorization will allow for additional flexibility in managing mine contact water during periods of higher-than-normal precipitation.

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20.7	Social or Community Aspects

20.7.1       Social and Economic Impacts

The Rainy River Mine is located in the Township of Chapple, District of Rainy River, in Northwest Ontario. Thunder Bay is located approximately 420 km east-southeast of the site. The closest local communities to the Rainy River Mine are: Emo (population 1,204, located 28 km to the southeast), Rainy River (population 752, located 45 km to the southwest), and Fort Frances (population 7,466, located 50 km to the east-southeast); populations are based on the 2021 Census. Naicatchewenin and Manitou Rapids are the closest reserves to the Rainy River Mine.

Rainy River is a significant employer in the region and employs most of its staff from the nearby communities. As of 2024, the workforce totaled 889 employees, with 599 employees from the Rainy River region, 204 of which identify as First Nations. Rainy River has entered in formal agreements with communities that are home to 160 of the employees.

As part of Final Environmental Assessment Report in 2014 (AMEC, 2014), a socio-economic assessment was conducted which included a description of existing conditions and expected project impacts. The assessment included both Indigenous and non-Indigenous communities and found that, overall, the Rainy River Mine would provide a net benefit to communities through job creation, training, and economic opportunities. Mitigation measures were recommended for any potential negative effects (i.e., perceptions of environmental effects, visual impacts of the mine site).

20.7.2       Indigenous Communities

New Gold’s Human Rights Policy and Sustainability Policy set forth the expectation to respect the rights and traditions of Indigenous people where it operates by proactively seeking, engaging, and supporting meaningful dialogue regarding its operations. New Gold has signed Impact Benefit Agreements with the following First Nations:

•	Seine River First Nation, the Couchiching First Nation, the Naicatchewenin First Nation, the Mitaanjigamiing First Nation, the Rainy River First Nation, the Lac la Croix First Nation (signed June 24, 2013).
•	Rainy River First Nation and Naicatchewenin First Nation (signed October 10, 2014).
•	Metis Nation of Ontario (signed November 25, 2014).
•	Big Grassy River First Nation (signed January 9, 2015).
•	Naotkamegwanning First Nation (signed April 19, 2017).
•	Ojibways of Onigaming First Nation (signed May 24, 2017).
•	Anishinaabeg of Naongashiing First Nation (signed October 21, 2017).
•	Animikee Wa Zhing 37 First Nation (signed February 13, 2018).

The agreements affirm mutual commitment to the vision of a consent-based, stable, and environmentally responsible relationship regarding Rainy River’s operations and its activities that is respectful of Indigenous title and rights. The agreements identify consent to the project during operations and closure and may consider:

•	Environmental factors.
•	HR, Employment, and Training.
•	Education.

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•	Business Opportunities.
•	Financial Considerations.

Rainy River utilizes Traditional Knowledge and Traditional Land Use studies that were conducted in partnership with Indigenous Elders and other knowledge holders in order to better understand traditional practices and environmental knowledge. At the request of Indigenous groups during a pre-start-up site tour, wild rice was planted in two water diversion ponds in 2017. Wild rice has since been growing in the Teeple Diversion Pond. Traditional Knowledge and Traditional Land Use sessions, held with local Indigenous groups, identified the need to prioritize the inclusion of native species and traditional medicine plant species into closure-plan vegetation studies.

New Gold employs First Nations Environmental Monitors from two different communities, who participate in the regulatory monitoring program. The Monitors provide valued perspective, support to the Environmental team, and allow for transparency and visibility with their communities regarding the actions being taken to protect the environment.

20.7.3       Cultural Heritage

During 2018, a Stage 4 archaeological study was conducted on two inventoried and registered sites located within the boundary of the mine site infrastructure. Both sites were fully excavated and documented as per provincial archaeological assessment requirements; the study concluded that the sites held no further cultural heritage value or interest. Final reports documenting the mitigation of the sites were made available in 2020. As of July 2024, no new updates were reported.

A Cultural Heritage Assessment Report was prepared in 2013 as part of the Environmental Assessment. A 2023 Photo Update to Cultural Heritage Project Completion Report Existing Conditions (2013 and 2019) (New Gold, 2023) was completed, outlining the minor changes to cultural heritage resources.

20.8	Mine Closure

Rainy River submitted an amendment to the Closure Plan in 2021 that listed an estimated cost of closure of C$154.0 million. This Closure Plan continues to be under review, with the most recent responses being provided in December 2024. The current financial assurance obligation, based on disturbances as of December 31, 2024, is C$136.3 million.

The Closure Plan includes consultations and collaboration with regulatory agencies, Indigenous communities, and the public; these consultations will continue through closure and beyond. A groundwater monitoring network established in 2015 and 2016 will be used throughout the operational phases and into reclamation and closure. Additional environmental monitoring and water management programs will be set up towards the end of operations and continue through closure.

Based on existing Mineral Reserves, the Rainy River mine life is planned until 2033. At that time, reclamation efforts and implementation of the TMA closure design will be able to proceed.

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20.9	Comments on Environmental Studies, Permitting, and Social or Community Impacts

The Qualified Person provides the following comments:

•	The information provided by Rainy River’s environmental experts supports that there are adequate baseline data and ongoing environmental studies to understand potential environmental risks and potential mitigations which may be required.
•	New Gold holds all major permits, authorizations and licences for mine operations at Rainy River
•	Rainy River is pursuing authorization to increase the treatment of contact water, and discharge of treated water into the Pinewood River. Rainy River also completes annual TMA Dam Raise authorizations as necessary.
•	Environmental liabilities for the Rainy River Mine are typical of those that would be expected to be associated with a mining operation conducted via underground and open-pit mining.
•	Rainy River maintains strong relationships with Indigenous partners and collaborates on environmental and business matters.
•	Rainy River has Impact Benefit Agreements with appropriate First Nations in the region, and is in good standing with those agreements.

The Qualified Person is not aware of any known environmental issues that could materially impact New Gold’s ability to extract the Mineral Resources or Mineral Reserves that are not discussed in this report.

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21	Capital and Operating Costs
21.1	Introduction

Capital and operating costs are based on the LOM plan presented in Section 16.6 of this technical report and were prepared based on recent operating performance and on New Gold’s current budget forecast. All costs in this section are in US dollars, unless otherwise stated, and are based on an exchange rate assumption of
C$1.35 : US$1.00 for 2025 to 2027 and C$1.30 : US$1.00 for the remainder of the LOM Plan.

21.2	Capital Costs

Capital costs are based on budget estimates from supplier and contractor quotes, engineering designs, maintenance strategies, production plans, and recent operating history. Open-pit waste stripping and underground development make up approximately two-thirds of LOM total capital costs. These costs are estimated from first principles based on mine designs and mining schedules, equipment data, consumables estimates, and labour schedules, benchmarked against recent unit cost history. A further 16% of total capital is related to mining equipment and mine infrastructure, for which the cost estimate is based on engineered quantities and supplier quotes.

Total LOM capital is expected to be approximately $708.3 million, including $378.2 million of sustaining capital and $330.1 million of growth capital, as shown in Table 21-1. Total capital spending is relatively flat for the next two years before reducing significantly for the remainder of the LOM Plan.

Table 21-1: Capital cost estimates

Category	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Sustaining Capital ($ millions)
Capital and deferred waste stripping	46.0	65.0	5.2							116.2
Underground development	1.9	19.1	14.5	15.0	14.8	9.6	9.7	15.6	2.8	103.0
Tailings management	25.4	23.3	10.6							59.3
Other	21.3	29.7	12.5	9.6	12.3	4.1	2.1	4.1	4.2	99.7
Total Sustaining Capital	94.6	137.1	42.7	24.6	27.1	13.7	11.8	19.8	7.0	378.2
Growth Capital ($ millions)
Underground development	48.9	32.0	24.6	29.0	46.9	37.1	30.8			249.3
Underground equipment	18.2	5.3	4.4	4.5	4.4	4.1	4.1			45.0
Other	5.7	5.5	5.2	8.1	1.8	4.1	5.5			35.8
Total Growth Capital	72.8	42.8	34.3	41.5	53.1	45.2	40.4			330.1
Total Capital ($ millions)	167.4	179.9	76.9	66.1	80.2	58.9	52.2	19.8	7.0	708.3
Underground equipment rental/leases	9.0	9.0	9.0	9.0	9.0	9.0				54.0

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Capital and Deferred waste stripping

Stripping costs which provide probable future economic benefits and identifiable improved access to the ore body and which can be measured reliably are capitalized. The estimates for deferred stripping are based on the excess tonnes of waste material mined above the LOM average strip ratio multiplied by the average unit mining cost per period, on a per phase basis. A total of $116.2 million for stripping over the next three years comprise of $40.8 million to complete Phase 4 stripping and $75.4 million for developing Phase 5.

Underground Development and Equipment

Underground development cost and initial infrastructure costs is classified as project capital (growth) or sustaining. A total of $103.0 million is included in sustaining capital and $249.3 million is included in growth capital. $45 million of underground equipment purchases include mobile equipment, fans, dewatering and electrical equipment. An additional $9 million per year in equipment lease/rentals is anticipated to supplement development in 2025-2030.

Tailings Management

A total of $59.3 million in sustaining capital is estimated for three TMA raises (Table 18-1), one raise each year for the next three years, which provides sufficient tailings storage capacity for the LOM. Costs are based on physical material replacement requirements and recent unit cost history.

Physical requirements include the placement of non-acid generating waste rock, till, and the production of crushed waste for dam filter elements. Mining costs related to the incremental hauling of waste for TMA construction are capitalized as TMA capital costs.

Other

Other capital projects include mining, processing and site infrastructure capital. Mining capital primarily includes planned component replacements for mobile equipment. Processing capital is primarily related to component and equipment replacements and improvement projects. Site infrastructure capital includes water management projects and upgrades to camp and dry facilities.

21.3	Operating Costs

Operating costs are based on actual costs incurred at the site and current budget and LOM plan. The production plan drove the calculation of the mining and processing costs, as the mining mobile equipment fleet, workforce, contractors, power, and consumables requirements were calculated based on specific consumption rates. Consumable prices and labour rates are based on current contracts and agreements. LOM operating costs are shown in Table 21-2.

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Table 21-2: Operating cost estimates

	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total / Average
Total Operating Costs ($ millions)
Open-pit mining	95.2	41.7	61.4	15.2						213.5
Underground mining	53.3	80.3	87.2	87.3	70.0	64.1	62.8	65.6	45.2	615.9
Processing	95.9	95.8	96.0	95.2	91.2	31.5	27.2	27.3	21.6	581.7
G&A	44.1	44.6	39.7	35.8	29.8	26.1	23.0	22.9	19.6	285.6
Other	(2.1)	45.4	26.0	35.9	38.6	20.1	16.4	11.6	11.5	203.3
Total	284.4	307.8	310.3	269.4	229.6	141.8	129.4	127.3	97.9	1,900.0
Unit Operating Cost ($/t mined)
Open-pit mining	4.74	4.77	5.16	12.85						5.16
Underground mining	63.02	48.60	41.15	41.40	34.08	31.08	30.57	31.72	31.02	37.5
Unit Operating Costs ($/t processed)
Mining	16.24	13.30	16.02	11.03	8.35	31.08	30.57	31.72	31.02	15.67
Processing	10.48	10.44	10.34	10.24	10.87	15.28	13.26	13.23	14.80	10.99
G&A	4.83	4.86	4.28	3.86	3.55	12.66	11.22	11.06	13.43	5.40
Other	-0.23	4.95	2.80	2.25	2.98	9.74	7.98	5.59	7.91	3.30
Total	31.32	33.55	33.44	28.99	27.37	68.76	63.03	61.60	67.15	35.90

Open-Pit and Underground Mining Costs

Open-pit and underground mining costs are derived from the production plan and estimates for labour costs, equipment productivity, maintenance costs and diesel and other consumables. Diesel prices are included in the LOM at an average of C$1.15/L.

Open-pit mining costs per tonne increase from 2023 and 2024 actuals due to lower tonnes mined.

Processing Costs

Processing costs are driven by tonnes processed, consumption rates and prices for reagents, consumables and electricity, and plant equipment maintenance strategies. Processing costs average US$10.50 per tonne in 2025-2029 with the mill at full capacity.

Rainy River participates in various programs as a northern Ontario industrial electricity consumer, benefiting from favourable pricing. Electricity prices are included in the LOM at an average of C$0.05/kWh.

G&A Costs

G&A costs are primarily driven by the level of mining and processing activities on site. Costs decline during the mine life as mining and processing activities decrease.

G&A costs include camp costs, maintenance of site infrastructure, human resources, finance, environment, community relations, asset protection and security, safety, information technology, supply chain and site management.

Other

Other operating cost include rehandling of underground tonnes from the portal to the crusher, stockpile and production inventory adjustments, transport and refining costs, royalties and production taxes.

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22	Economic Analysis

Under NI 43-101, producing issuers may exclude the information required in Section 22- Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. This section is not required as New Gold is a producing issuer, the Rainy River Mine is currently in production, and there are no material expansions planned in the current LOM plan.

New Gold performed an economic analysis of the Rainy River Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23	Adjacent Properties

There are no adjacent properties that are relevant to this technical report.

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24	Other Relevant Data and Information

This section is not relevant to this technical report as there are no other relevant data or information on the Rainy River Mine that have not been summarized and presented in the technical report.

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25	Interpretation and Conclusions
25.1	Introduction

The Qualified Persons note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this technical report.

25.2	Mineral Rights, Surface Rights, Royalties, and Agreements

Information provided by New Gold’s legal and tenure experts on the mining tenure held by New Gold in the Rainy River mine area supports that the Company has valid title that is sufficient to support Mineral Reserves.

New Gold holds sufficient surface rights to support current mining operations and mining of Mineral Reserves.

Environmental liabilities for the Rainy River Mine are typical of those that would be expected to be associated with a mining operation conducted via open-pit and underground mining methods.

The Qualified Person is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property that are not discussed in this report.

25.3	Geology, Mineralization, and Exploration

The understanding of geological controls, geometry, and grade variability of the auriferous VMS system at Rainy River is sufficient to support estimation of Mineral Resources and Mineral Reserves. This understanding benefits from production data acquired since mining began in 2017. The characteristics of the VMS system associated with gold mineralization are well understood and support both the interpretation of Mineral Resource domains for estimation purposes and exploration concepts for targeting.

25.4	Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Drilling programs completed on the property between 2005 and 2024 have included QA/QC monitoring programs which have incorporated the insertion of CRMs, blanks, and duplicates into the daily sample streams in addition of umpire checks performed by secondary laboratories.

A thorough compilation and review of the historical 2005-2017 QA/QC data has been performed by AMC in 2020. The reviewer highlighted few concerns regarding historical insertion rates and some CRMs and blanks used in the past but concluded that those did not have impact on the global, long-term Mineral Resource estimate.

Review of the QA/QC data from both 2024 exploration samples sent to ActLabs and RC grade control, underground delineation drilling and chip samples analysed at the Rainy River internal laboratory demonstrated a satisfactory insertion rate in line with industry standards. Bias of mean and relative standard deviation performance of CRMs are deemed satisfactory, supporting adequate precision and accuracy for both laboratories. No issues have been identified with blanks, demonstrating proper sample preparation procedures. Both laboratories showed higher relative standard deviation for field duplicates compared to coarse reject and pulp duplicates, explained by the heterogeneous nature of mineralization.

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Further recommendations for QA/QC include: 1-insertion of silver and/or silver-gold CRM, 2-quartely shipment of umpire checks for Exploration samples and 3-standarization of CRM insertion procedure to avoid label swaps.

The Qualified Person is of the opinion that the quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitation on Mineral Resource confidence categories.

25.5	Metallurgical Testwork

The testwork undertaken is of an adequate level to ensure an appropriate representation of metallurgical characterization and the derivation of corresponding metallurgical recovery factors for open-pit and underground mines.

Metallurgical assumptions are supported by multiple years of production data.

No modifications to the processing plant are required.

Grade-recovery models have been developed for the various ore types based on processing throughput rates for the purpose of forecasting expected gold and silver recoveries for the LOM plan.

LOM gold and silver recovery rates are estimated to be approximately 92.1% and 57.9%, respectively. There are no known processing factors or deleterious elements that could have a significant effect on economic extraction.

25.6	Mineral Resource Estimates

There are no other environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the Qualified Person that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

The Qualified Persons are of the opinion that the use of constraining volumes and cut-off grades to report the Mineral Resources demonstrate that there are “reasonable prospects for eventual economic extraction”, as defined in the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019).

25.7	Mineral Reserve Estimates

The Qualified Person is of the opinion that Mineral Reserves were estimated using industry-accepted practices, and conform to the 2014 CIM Definition Standards. Mineral Reserves are based on conventional open-pit and underground mining assumptions.

The Mineral Reserves are acceptable to support mine planning.

The pit optimization results indicate the potential for further pushbacks to the main pit and additional satellite pits that are not included in 2024 Mineral Reserves. Technical and economic analysis is ongoing to evaluate these opportunities.

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There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the Qualified Person that would materially affect the estimation of Mineral Reserves that are not discussed in this report.

25.8	Mine Plan

Current operations use conventional open-pit truck-and-shovel mining methods and modified Avoca underground mining methods. New Gold has successfully operated the open-pit and underground mines at Rainy River since 2017 and 2022, respectively.

Phase 4 of the open-pit is expected to be completed in 2026. Overburden stripping of Phase 5 is planned to commence in late-2025 and is expected to extend open-pit mining to 2028.

Underground ore production is planned to ramp up to a steady-state capacity of approximately 5,800 tpd by 2027 and extend until the end of 2033.

The planned open-pit and underground mobile equipment fleets are suitable for the selected mining methods. No additional open-pit mining equipment is required to achieve the LOM plan.

Based on current Mineral Reserves, Rainy River has a projected mine life of nine years (2025-2033).

25.9	Recovery Methods

The Rainy River processing plant uses conventional processes and equipment. The plant has been in operation since 2017.

Planned processing rates and metallurgical recoveries are aligned with current plant performance. No modifications are required to the processing plant.

The operation has access to an adequate supply of process water and power to support the LOM plan.

25.10	Infrastructure

Infrastructure required for current mining operations has been constructed and is operational.

Three raises are planned for the existing tailings management area in 2025, 2026, and 2027. The final crest elevation of 379.1 m is expected to provide sufficient containment for the projected tailings storage requirements and for operational pond volumes, based on current Mineral Reserves.

Open-pit Phase 5 operations are not expected to require additional surface facilities. One additional portal, at the western side of the mine, is planned to support the underground mine.

25.11	Environmental, Permitting, and Social Considerations

The information provided by Rainy River’s environmental experts supports that there are adequate baseline data and ongoing environmental studies to understand potential environmental risks and potential mitigations which may be required.

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New Gold holds all major permits, authorizations and licences for mine operations at Rainy River

Rainy River is pursuing authorization to increase the treatment of contact water, and discharge of treated water into the Pinewood River. Rainy River also completes annual TMA Dam Raise authorizations as necessary.

Environmental liabilities for the Rainy River Mine are typical of those that would be expected to be associated with a mining operation conducted via underground and open-pit mining.

Rainy River maintains strong relationships with Indigenous partners and collaborates on environmental and business matters.

Rainy River has Impact Benefit Agreements with First Nations in the region, and is in good standing with those agreements.

The Qualified Person is not aware of any other significant environmental or social factors and risks that may affect access, or the right or ability to perform the proposed work program that are not discussed in this report.

25.12	Markets and Contracts

The gold-silver doré produced by the Rainy River Mine is readily marketable.

Contract terms are considered to be within industry norms, and typical of similar contracts in Canada.

Commodity pricing assumptions, marketing assumptions, and current major contract areas are acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

25.13	Capital Cost Estimates

Open-pit waste stripping and underground development make up approximately two-thirds of LOM total capital costs. A further 16% of total capital is related to mining equipment and mine infrastructure.

Capital cost estimates are acceptable to support the Mineral Reserves estimate.

The LOM plan estimated total capital cost is $708.3 million.

25.14	Operating Cost Estimates

Operating costs are actual costs incurred at the site and current budget and LOM plan. The production plan drove the calculation of the mining and processing costs, as the mining mobile equipment fleet, workforce, contractors, power, and consumables requirements were calculated based on specific consumption rates. Consumable prices and labour rates are based on current contracts and agreements.

Operating cost estimates are acceptable to support the Mineral Reserves estimate.

The LOM plan estimated total operating cost is $1,900 million, averaging $35.90 per tonne processed.

25.15	Economic Analysis

This section is not required as New Gold is a producing issuer, the Rainy River mine is currently in production, and there is no material expansion of current production planned.

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Technical Report Rainy River Mine

Mineral Reserves for the Rainy River mine are supported by a positive cash flow.

25.16	Risks and Opportunities

The major risks to the Rainy River mine are associated with the following elements:

•	Negative variations to gold price assumptions.
•	Additional dilution or ore losses due to overbreak or underbreak from underground stoping.
•	Open-pit mining schedule adjustments in response to the south wall slope performance within the Phase 4 design, due to shallow joint sets affecting bench width.
•	Increased buttressing requirements and pore water pressure controls due to stability requirements of the Tailings Management Area (TMA)
•	Surplus contact water within the TMA, affecting the annual dam raise schedule. Significant rainfall or lack of treatment could result in increased costs for TMA construction and potential maximum height of dam limitations.
•	Shortfall of underground workforce due to a lack of human resources in northern Ontario.

The major opportunities are as follows:

•	Extension of mine life and improved production profile through conversion of Mineral Resources to Mineral Reserves.
•	Additional open-pit pushbacks and satellite pits, with the potential to extend open-pit mine life, keep the mill operating at full capacity for longer, and deferring reclaim of the low-grade stockpile.
•	In-pit waste rock and tailings storage.

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26	Recommendations
26.1	Exploration

2024 was a successful year for Rainy River exploration with its first major drilling campaign since 2017. As a result of near-surface drilling and higher metal price assumptions, open-pit constrained gold Mineral Resources increased by more than 500% to 734 koz of Indicated and 42 koz of Inferred Mineral Resources. Underground drilling successfully replaced Mineral Reserves depletion from underground mining and expanded Resource envelopes along strike and at depth.

The near-mine and property-scale targets have potential to expand known Mineral Resources and add Mineral Reserves for both the open-pit and underground. Further extension of open-pit mining has the potential to defer reclaim of the low-grade stockpile and improve the long-term gold production profile, while building underground inventory which could provide additional mining flexibility and maximize opportunities for higher-grade zones.

The recommended work program for 2025 consists of an approved budget of US$13.5M for additional drilling. Proposed drilling totals 58,000 m and include 22,000 m for open-pit extension, 5,000 m to explore for new targets, and 31,000 m for underground expansion.

26.2	Technical Studies

The significant increase in open-pit Mineral Resources in 2024 presents an opportunity to further extend open-pit mine life and defer reclaim of the low-grade stockpile. Pit optimization results conducted as part of the Mineral Reserves estimation process indicate the potential for further pushbacks to the main pit and for the establishment of additional satellite pits, none of which are included in 2024 Mineral Reserves, using a gold price assumption of $1,650/oz. The Qualified Person recommends that technical studies be conducted with the objective of converting a portion of open-pit Mineral Resources to Mineral Reserves. Areas of evaluation include geotechnical analysis of pit slopes, waste storage and tailings storage options analysis, cut-off grade and stockpiling strategy optimization, permitting requirements, and financial evaluation.

Several opportunities have been identified to optimize the underground mine design to increase underground Mineral Reserves, reduce waste development metres, or increase the underground production rate. The Qualified Person recommends that these opportunities be further evaluated, including mining method option analysis to assess transverse stoping methods for wider zones and selected use of cemented rockfill.

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Kulhawy FH and Mayne PW. 1990. Manual on Estimating Soil Properties for Foundation Design. Report No. EL-6800. Electric Power Research Institute, Palo Alto, CA. August 1990.

Leps TM. 1970. Review of the Shearing Strength of Rockfill. Journal of the Soil Mechanics and Foundation Division. Proceedings of the American Society of Civil Engineeres. 96(4), p. 1159-1170.

Long SD, Parker HM, and François-Bongarçon D. 1997. Assay Quality Assurance Quality Control Programme for Drilling Projects at the Prefeasibility to Feasibility Report Level. Prepared by Mineral Resources Development Inc. (MRDI). August 1997.

Mackie B, Puritch E, and Jones P. 2003. Rainy River Project, Exploration Summary and Mineral Resource Estimate for the #17 Zone. Prepared for Nuinsco Resources Ltd.

MNDM. 2024. Ministry of Mines Mining Lands Administration System. https://www.lioapplications.lrc.gov.on.ca/MLAS/Index.html?viewer=MLAS.MLAS&locale=en-CA.

27 – References Signature Date: February 10, 2025	212

Technical Report Rainy River Mine

Mercier-Langevin. 2005. Géologie du gisement de sulfures massifs volcanogènes aurifères LaRonde, Abitibi, Québec. Ph.D. thesis, Institut National de la Recherche Scientifique, Centre Eau, Terre, Environnement. Quebec, p. 694.

Mercier-Langevin P, Dubé B, and Hannington MD. 2007. The LaRonde Penna Au-rich Volcanogenic Massive Sulfide Deposit, Abitibi greenstone belt, Quebec; Part II”, Lithogeochemistry and paleotectonic setting. Economic Geology 102, p. 611-631.

Mercier-Langevin P, Hannington MD, Dubé B, and Bécu V. 2011. The Gold Content of Volcanogenic Massive Sulfide Deposits. Mineralium Deposita 46, p. 509-539.

Mercier-Langevin Mercier-Langevin P, Hannington MD, Dubé B, and Piercey S. Precious Metal Enrichment Processes in Volcanogenic Massive Sulphide Deposits - A Summary of Key Features, with an Emphasis on TGI-4 Research Contributions. In: Targeted Geoscience Initiative 4: Contributions to the Understanding of Volcanogenic Massive Sulphide Deposit Genesis and Exploration Methods Development, (eds.) J.M. Peter and P. Mercier-Langevin. Geological Survey of Canada, Open File 7853, pp. 117-130.

New Gold Inc. 2015. Rainy River QA/QC Report. Internal Report by New Gold Inc.

New Gold Inc. 2018, Technical Report on the Rainy River Mine, NI 43-101 Report Ontario, Canada, 25 July 2018.

New Gold Inc. 2022. ODME Block Model Factor Proposal. 04 January 2022.

New Gold Inc. 2023. 2023 Photo Updates to Cultural Heritage Project Completion Report Existing Conditions (2013 and 2019). August 2023.

New Gold Inc. 2024. Environmental Assessment Compliance Report Reporting Period January to December 2023. Per Provincial Environmental Assessment Notice of Approval Condition 6 EAB File # EA 05-09-02/EAIMS 13102 and Per Federal Environmental Assessment Decision Statement Condition 2.3. [New Gold 2023 Annual Compliance Report]. March 2024.

Nickson SD. 1992. Cablebolt Support Guidelines for Underground Hard Rock Mine Operations. MASc thesis, University of British Columbia, Vancouver, British Columbia, Canada.

Nielsen NE, Ringrose S, Matile GLD, Groom HD, Mihychuck MA, and Conley GG. 1981. Surficial Geological Map of Manitoba. Manitoba Energy and Mines, Mineral Resources Division, Geoscientific Map 81-1.

NRMS. 2018. Rainy River Underground Project, Ground Control Management Plan Rev.2. December 2018.

NRMS. 2018. Rainy River Underground Project, Stope Geotechnics Rev. 2. January 2018.

Orway Mineral Consultants Canada Ltd (OMC). 2019. 7237.30-RPT-001 Rev 1 - Rainy River Grinding Circuit Audit Site Trip Report and Modelling. 3 September 2019.

Pelletier M. 2016. The Rainy River Gold Deposit, Wabigoon Subprovince, Western Ontario: Style, Geometry, Timing and Structural Controls on Ore Distribution and Grades. Mémoire présenté pour l’obtention du grade de Maȋtre ès sciences (M.Sc.) en sciences de la Terre, Université du Québec, Institut National de la Recherche Scientifique, Centre Eau Terre Environnement, M.Sc. thesis.

27 – References Signature Date: February 10, 2025	213

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Percival JA, Sanborn-Barrie M, Skulski T, Stott GM, Helmstaedt H, and White DJ 2006. Tectonic evolution of the western Superior Province from NATMAP and Lithoprobe Studies. Canadian Journal of Earth Sciences, v. 43, pp. 1,085-1,117.

Percival JA. 2007. Geology and Metallogeny of the Superior Province, Canada. In: Goodfellow WD (ed). Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 903-928

Poulsen HK. 2005. Memorandum regarding October, 2005 visit to the Richardson Township Property, Emo area, Northwestern Ontario. Confidential memo prepared for Rainy River Resources Ltd. Unpublished report.

Poulsen HK. 2006. Memorandum regarding July, 2006 visit to the Richardson Township Property, Emo area, northwestern Ontario. Confidential memo prepared for Rainy River Resources Ltd., unpublished report.

Potvin Y. 1988. Empirical Open Stope Design in Canada. PhD Thesis, University of British Columbia, Vancouver, British Columbia, Canada.

Potvin Y and Hadjigeorgiou J. 2001. The Stability Graph Method for Open-Stope Design, Underground Mining Methods: Engineering Fundamentals and International Case Studies.

Rankin LR. 2013. Structural Setting of the Rainy River Au Mineralization - NW Ontario. Geointerp confidential report 2013/8 prepared for Rainy River Resources Ltd. Unpublished report.

Sanborn-Barrie M. 1991. Structural Geology and Tectonic History of the Eastern Lake of the Woods Greenstone Belt, Kenora District, Northwestern Ontario. Ontario Geological Survey Open File Report 5773, 137 p.

Siddorn J. 2007. Structural Investigations, Rainy River Project, Ontario, Canada. Internal presentation by SRK Consulting (Canada) presented to Rainy River personnel, October 2007.

Skempton AW. 1954. The Pore-Pressure Coefficients A and B. Géotechnique Vol. 4, No. 4, p. 143-147.

SRK Consulting (Canada) Inc. 2008. Due Diligence Review of the Rainy River Resource Estimate, Ontario, Canada. Project 3CR009.002. Internal Report for Rainy River Resources Ltd.

SRK Consulting (Canada) Inc. 2009. Mineral Resource Evaluation, Rainy River Gold Project, Western Ontario, Canada prepared for Rainy River Resources Ltd. Public document filed on SEDAR. 10 July 2009.

SRK Consulting (Canada) Inc. 2011a. Mineral Resource Evaluation, Rainy River Gold Project, Western Ontario, Canada prepared for Rainy River Resources Ltd. Public document filed on SEDAR. 8 April 2011.

SRK Consulting (Canada) Inc. 2011b. Mineral Resource Evaluation, Rainy River Gold Project, Western Ontario, Canada prepared for Rainy River Resources Ltd. 11 August 2011.

SRK Consulting (Canada) Inc. 2012. Mineral Resource Evaluation, Rainy River Gold Project, Western Ontario, Canad. Prepared for Rainy River Resources Ltd, 9 April 2012.

SRK Consulting (SRK) 2015. Rainy River Gold Project 2015 Mineral Resource Update - Lithological Domains. Memorandum prepared for New Gold. 20 August 2015, p. 97.

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Technical Report Rainy River Mine

SRK Consulting (SRK) 2021. Rainy River Mine - Interim Phase 4 Pit Slope Design Review. Memorandum prepared for New Gold. December 202., p. 187.

SRK Consulting (SRK). 2024. Rainy River Mine TMA Stage 7 Raise Detailed Design Report FINAL. Prepared for New Gold Inc.: Emo, Ontario. Project number CAPR001767. Issued November 2024.

Stark, TD and Hussain M. 2013. Empirical Correlations: Drained Shear Strength for Slope Stability Analyse. Journal of Geotechnical and Geoenvironmental Engineering. Vol. 139, No.6. pp. 853-862.

Stoker PT 2006. Newmont Australia technical services sampling notes, AMC report to Australia Technical Services. January 2006, p. 3

Vick SG 1990. Planning, Design, and Analysis of Tailings Dams. Vancouver, BC. BiTech Publishers Ltd.

Von Thun and Wiltshire 1983. Shear Strength of Compacted Cohesive Material Under Earthquake Loading Conditions. Technical Memorandum No. 222-TS-4.

Wartman JM. 2011. Physical Volcanology and Hydrothermal Alteration of the Rainy River Gold Mine, Northwest Ontario. 154 pages. http://www.d.umn.edu/geology/research/thesis.html.

Wood Canada Limited. 2016. Rainy River Project, Construction and Operations Phases Geochemical Monitoring Plan, Version 3. Prepared by Amec Foster Wheeler. January 2016. p. 23.

Wood Canada Limited. 2018. Rainy River Project Annual Groundwater Monitoring Report for 2017. Prepared by Amec Foster Wheeler for New Gold Inc. Project TC111504, March 2018.

Yang K and Scott SD. 2003. Geochemical Relationships of Felsic Magmas to Ore Metals in Massive Sulfide Deposits of the Bathurst Mining Camp, Iberian Pyrite Belt, Hokuroku District, and the Abitibi Belt. In: Massive Sulphide Deposits of the Bathurst Mining Camp, New Brunswick, and Northern Maine. Ed: by WD Goodfellow, SR McCutcheon, and JM Peter. Economic Geology, Monograph 11, p. 457-478.

Yergeau, D. 2015. Géologie du gisement synvolcanique aurifère atypique Westwood, Abitibi, Québec. Ph.D. thesis, Institut National de la Recherche Scientifique, centre eau, terre, environnement, Quebec, Quebec, 641 p.

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Technical Report Rainy River Mine

28	Certificates of Qualified Persons

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	216

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Certificate of Qualified Person - Jason Chiasson

I, Jason Chiasson, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am the Chief Open Pit Engineer at Rainy River Mine, New Gold Inc. 5967 Highway 11/71, Emo, Ontario, Canada, P0W 1E0.

2.  I graduated from Technical University of Nova Scotia, in 1997 with a Bachelor’s degree in Mining Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (License #100053917). I have worked as a mining engineer in mining related projects for a total of 28 years since my graduation.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I have been working at the Rainy River Mine since July 2023.

6. I am responsible for Sections 14, 15 and 16 and for related disclosures in Sections 1, 25 and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

 “Signed and Sealed”

_________________________

Jason Chiasson, P.Eng.

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Certificate of Qualified Person - Alexander Alousis

I, Alexander Alousis, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am an Underground Mine Manager at Rainy River Mine, New Gold Inc. 5967 Highway 11/71, Emo, Ontario, Canada, P0W 1E0.

2.  I graduated from Queen’s University, Kingston, Ontario in 2014 with a Bachelor of Science in Engineering and Mining and Mineral Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (License #100215330). I have worked as a mining engineer in mining related projects for a total of 11 years since my graduation.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I have been working at the Rainy River Mine since August 2023.

6. I am responsible for Sections 14, 15, 16, 19, 21, and 22 and for related disclosures in Sections 1, 25 and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

  “Signed and Sealed”

_______________________

Alexander Alousis, P.Eng.

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Technical Report Rainy River Mine

Certificate of Qualified Person - Caroline Daoust

I, Caroline Daoust, P.Geo., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am an Exploration Manager at Rainy River Mine, New Gold Inc. 5967 Highway 11/71, Emo, Ontario, Canada, P0W 1E0.

2.  I graduated from Université du Québec à Montréal, Quebec, Canada in 2004 with a Bachelor’s degree in Resource Geology; 2006 Master’s degree in Earth Science; and 2015 with a PhD in Earth Science.

3. I am registered as a Professional Geologist (P.Geo) with the Ordre des Géologues du Québec (Permit #10441). I have worked as a geologist in mining related projects for a total of 17 years. I have geologist experience in both mineral exploration and mine operation with expertise mainly in gold, including near-mine exploration, resource delineation, early mine development stage and operating mine. I have been responsible for the Rainy River Geology open pit department from October 2021 to April 2024, and I have been Exploration Manager since April 2024.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I have been working at the Rainy River Mine since October 2021.

6. I am responsible for Sections 7, 8, 9, 10, and 11 and for related disclosures in Sections 1, 25 and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

 “Signed and Sealed”

_______________________

Caroline Daoust, P.Geo.

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	219

Technical Report Rainy River Mine

Certificate of Qualified Person - Mohammad Taghimohammadi

I, Mohammad Taghimohammadi, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am a Mill Manager at Rainy River Mine , New Gold Inc. 5967 Highway 11/71, Emo, Ontario, Canada, P0W 1E0.

2.  I graduated from Imam Khomeini International University, Iran in 2004 with a Bachelor’s degree in Mining Engineering and from Amirkabir University of Technology - Tehran Polytechnic, Tehran in 2006 with a Master’s in Mining and Mineral Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (License #100167579). I have worked as a mineral processing engineer in mining related projects for a total of 20 years since my graduation.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I have been working at the Rainy River Mine since April 2022.

6. I am responsible for Sections 13 and 17 and for related disclosures in Section 1, 25 and 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

  “Signed and Sealed”

_______________________

Mohammad Taghimohammadi, P.Eng.

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	220

Technical Report Rainy River Mine

Certificate of Qualified Person - Vincent Nadeau-Benoit

I, Vincent Nadeau-Benoit, P.Geo., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am Director, Mineral Resources at New Gold Inc. at Suite 3320, 181 Bay St., Toronto, Ontario M5J 2T3.

2. I graduated from Université du Québec à Montréal, Quebec, Canada, in 2010 with a Bachelor of Science degree in Earth and Atmosphere Science (Geology).

3. I am registered as a Professional Geologist (P.Geo) with the Ordre des Géologues du Québec (OGQ No. 1535), the Association of Professional Geoscientists of Ontario (APGO license No. 3889), and the Association of Professional Engineers and Geoscientists of British Columbia (EGBC License #54427). I have worked as a geologist on mining related projects for a total of 15 years since my graduation. I have been a consulting resource geologist on numerous exploration and mining projects (precious and base metals) around the world for due diligence and regulatory requirements. I have also been a field geologist involved in mineral exploration and mine geology projects for precious and base metal properties in Canada.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I visited the Rainy River Mine on numerous occasions, including the most recent visit on February 3-6, 2025.

6. I am responsible for Sections 12, 14 and 26 and for related disclosures in Sections 1, 25 and 27 of the Technical Report.

7. I am non-independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been employed by New Gold Inc. since August 2023.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

 “Signed and Sealed”

_______________________

Mr. Vincent Nadeau-Benoit, P.Geo.

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	221

Technical Report Rainy River Mine

Certificate of Qualified Person - Travis Pastachak

I, Travis Pastachak, P.Geo., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am Senior Director, Project Development at New Gold Inc. Suite 3320, 181 Bay St., Toronto, Ontario, M5J 2T3.

2.  I am a graduate of University Saskatchewan, Canada in 2008 with a Bachelor of Science degree in Geology.

3. I am registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS License #40984). I have 16 years’ experience in geology, exploration, mining operations, and due diligence of operations across the Americas. I worked at the Rainy River mine for 7 years, from September 2017 to September 2024, where I held progressive roles of responsibility in relation to the tailings management areas and site infrastructure.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I visited the Rainy River Mine on numerous occasions, including the most recent visit on January 12-15, 2025.

6. I am responsible for Section 18 and for related disclosures in Section 1, 25 and 27 of the Technical Report.

7. I am non-independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc. since August 2009.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

  “Signed and Sealed”

_______________________

Travis Pastachak, P.Geo.

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	222

Technical Report Rainy River Mine

Certificate of Qualified Person - Emily O’Hara

I, Emily O’Hara, P.Eng., as an author of this report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” prepared for New Gold Inc. with an effective date of December 31, 2024, do hereby certify that:

1. I am Manager, Water Strategy and Stewardship at New Gold Inc. Suite 3320, 181 Bay St., Toronto, Ontario, M5J 2T3.

2.  I am a graduate of University of New South Wales, Sydney, Australia, in 2010 with a Bachelor of Engineering in Environmental Engineering (Honours), Bachelor of Commerce.

3. I am registered with the Professional Engineers Ontario (License #100584925) and the Association of Professional Engineers and Geoscientists of the Province of British Columbia (EGBC License #44617). I have worked as an environmental engineer on mining related projects for a total of 14 years since my graduation, 14 years working in the environmental management and sustainability for mine operators, and 12 years operational on-site experience. I have experience in environmental monitoring programs, regulatory reporting, environmental compliance, permitting, Indigenous engagement, water management and modelling and tailings governance and management.

4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5. I visited the Rainy River Mine on October 1-3, 2024

6. I am responsible for Sections 2, 3, 4, 5, 6, 20, 23 and 24 and for related disclosures in Section 1, 25 and 27 of the Technical Report.

7. I am non-independent of the Issuer applying the test set out in Section 1.5 of NI 43-101 as I have been a full-time employee of New Gold Inc. since July 2022.

8. I have had prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the items of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed on this 10th day of February 2025

 “Signed and Sealed”

_______________________

Emily O’Hara, P.Eng.

28 – Certificates of Qualified Persons Signature Date: February 10, 2025	223

Technical Report Rainy River Mine

Appendix A - Unpatented Claims

Appendix A – Unpatented Claims Signature Date: February 10, 2025	224

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
100482	26-Jun-2026	Single Cell Mining Claim	102697	11-Jul-2026	Single Cell Mining Claim	116873	26-Oct-2026	Single Cell Mining Claim
100489	11-Jan-2027	Single Cell Mining Claim	102698	11-Jul-2026	Single Cell Mining Claim	117119	26-Jun-2026	Single Cell Mining Claim
100490	11-Jan-2027	Single Cell Mining Claim	102699	04-May-2026	Single Cell Mining Claim	117133	11-Jan-2027	Single Cell Mining Claim
100496	27-Oct-2026	Single Cell Mining Claim	102723	04-Aug-2026	Single Cell Mining Claim	117150	22-Nov-2026	Single Cell Mining Claim
100559	02-Dec-2026	Single Cell Mining Claim	102758	11-Jan-2027	Single Cell Mining Claim	117158	26-Jan-2027	Single Cell Mining Claim
100560	02-Dec-2026	Single Cell Mining Claim	102777	02-Jun-2026	Single Cell Mining Claim	117159	26-Jan-2027	Single Cell Mining Claim
100839	15-Oct-2026	Single Cell Mining Claim	102832	08-May-2026	Single Cell Mining Claim	117160	26-Jan-2027	Single Cell Mining Claim
100995	26-Oct-2026	Single Cell Mining Claim	102833	08-May-2026	Single Cell Mining Claim	117166	20-Feb-2027	Single Cell Mining Claim
101019	28-Jan-2027	Single Cell Mining Claim	102834	11-Jul-2026	Single Cell Mining Claim	117167	20-Feb-2027	Single Cell Mining Claim
101040	13-Feb-2027	Single Cell Mining Claim	102900	02-Jun-2026	Single Cell Mining Claim	117293	11-Jul-2026	Single Cell Mining Claim
101087	26-Oct-2026	Single Cell Mining Claim	102901	11-Jul-2026	Single Cell Mining Claim	117294	11-Jul-2026	Single Cell Mining Claim
101262	26-Jun-2026	Boundary Cell Mining Claim	102920	25-May-2026	Single Cell Mining Claim	117295	25-May-2026	Boundary Cell Mining Claim
101271	22-Nov-2026	Single Cell Mining Claim	103071	13-Oct-2026	Single Cell Mining Claim	117397	04-Aug-2026	Boundary Cell Mining Claim
101300	04-May-2026	Single Cell Mining Claim	103072	13-Oct-2026	Single Cell Mining Claim	117464	28-Jan-2027	Single Cell Mining Claim
101425	15-Oct-2026	Single Cell Mining Claim	103175	11-Jul-2026	Single Cell Mining Claim	117465	28-Jan-2027	Boundary Cell Mining Claim
101426	22-Nov-2026	Single Cell Mining Claim	103211	02-Jun-2026	Single Cell Mining Claim	117466	28-Jan-2027	Boundary Cell Mining Claim
101427	22-Nov-2026	Single Cell Mining Claim	107516	13-Jun-2026	Single Cell Mining Claim	117749	26-Jun-2026	Boundary Cell Mining Claim
101513	06-May-2026	Single Cell Mining Claim	108292	26-Jan-2027	Single Cell Mining Claim	117757	22-Nov-2026	Single Cell Mining Claim
101520	26-Oct-2026	Single Cell Mining Claim	110923	13-Jun-2026	Single Cell Mining Claim	117789	04-May-2026	Single Cell Mining Claim
101521	26-Oct-2026	Single Cell Mining Claim	114878	01-Mar-2025	Single Cell Mining Claim	117903	26-Oct-2026	Boundary Cell Mining Claim
101522	26-Oct-2026	Single Cell Mining Claim	115763	02-Dec-2026	Single Cell Mining Claim	117904	26-Oct-2026	Boundary Cell Mining Claim
101550	26-Oct-2026	Single Cell Mining Claim	115791	27-Oct-2026	Single Cell Mining Claim	117907	26-Oct-2026	Single Cell Mining Claim
101646	22-Nov-2026	Single Cell Mining Claim	115792	27-Oct-2026	Single Cell Mining Claim	118006	02-Jun-2026	Boundary Cell Mining Claim
101647	22-Nov-2026	Single Cell Mining Claim	115945	27-Nov-2026	Single Cell Mining Claim	118007	11-Jul-2026	Single Cell Mining Claim
101678	26-Oct-2026	Single Cell Mining Claim	115963	27-Nov-2026	Single Cell Mining Claim	118008	11-Jul-2026	Single Cell Mining Claim
101680	26-Oct-2026	Single Cell Mining Claim	115964	27-Nov-2026	Single Cell Mining Claim	118009	11-Jul-2026	Single Cell Mining Claim
101681	26-Oct-2026	Single Cell Mining Claim	115966	22-Nov-2026	Single Cell Mining Claim	118010	11-Jul-2026	Single Cell Mining Claim
101682	26-Oct-2026	Single Cell Mining Claim	116008	30-Jun-2026	Single Cell Mining Claim	118011	04-May-2026	Boundary Cell Mining Claim
101701	22-Nov-2026	Single Cell Mining Claim	116058	19-Dec-2026	Single Cell Mining Claim	118012	04-May-2026	Single Cell Mining Claim
101818	13-Feb-2027	Single Cell Mining Claim	116173	02-Dec-2026	Single Cell Mining Claim	118013	04-May-2026	Single Cell Mining Claim
101846	01-Mar-2025	Single Cell Mining Claim	116192	02-Dec-2026	Single Cell Mining Claim	118014	04-May-2026	Single Cell Mining Claim
101917	15-Oct-2026	Single Cell Mining Claim	116204	13-Feb-2027	Single Cell Mining Claim	118036	08-May-2026	Single Cell Mining Claim
101958	16-May-2026	Single Cell Mining Claim	116218	26-Oct-2026	Boundary Cell Mining Claim	118037	08-May-2026	Boundary Cell Mining Claim
101980	22-Nov-2026	Single Cell Mining Claim	116219	26-Oct-2026	Single Cell Mining Claim	118038	08-May-2026	Single Cell Mining Claim
101995	19-Apr-2026	Single Cell Mining Claim	116551	15-Oct-2026	Single Cell Mining Claim	118151	25-May-2026	Single Cell Mining Claim
101996	19-Apr-2026	Single Cell Mining Claim	116748	22-Nov-2026	Single Cell Mining Claim	118152	08-May-2026	Single Cell Mining Claim
102013	28-Jan-2027	Single Cell Mining Claim	116749	22-Nov-2026	Single Cell Mining Claim	118153	02-Jun-2026	Single Cell Mining Claim
102048	22-Nov-2026	Single Cell Mining Claim	116846	03-Mar-2025	Single Cell Mining Claim	118154	02-Jun-2026	Single Cell Mining Claim
102051	06-May-2026	Single Cell Mining Claim	116852	26-Oct-2026	Single Cell Mining Claim	118155	11-Jul-2026	Single Cell Mining Claim
102052	06-May-2026	Single Cell Mining Claim	116853	26-Oct-2026	Single Cell Mining Claim	118156	11-Jul-2026	Single Cell Mining Claim
102588	26-Oct-2026	Single Cell Mining Claim	116871	21-Jun-2026	Single Cell Mining Claim	118242	02-Dec-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	225

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
118243	02-Dec-2026	Single Cell Mining Claim	125186	11-Jul-2026	Single Cell Mining Claim	142755	03-Mar-2025	Single Cell Mining Claim
120316	15-Oct-2026	Single Cell Mining Claim	125187	11-Jul-2026	Boundary Cell Mining Claim	143453	16-Jul-2026	Single Cell Mining Claim
120317	15-Oct-2026	Single Cell Mining Claim	125604	02-Dec-2026	Single Cell Mining Claim	144034	01-Mar-2025	Single Cell Mining Claim
120434	03-Mar-2025	Single Cell Mining Claim	125605	02-Dec-2026	Single Cell Mining Claim	144783	03-Mar-2025	Single Cell Mining Claim
120435	03-Mar-2025	Single Cell Mining Claim	125635	27-Oct-2026	Single Cell Mining Claim	145346	22-Nov-2026	Single Cell Mining Claim
120457	22-Nov-2026	Single Cell Mining Claim	125747	02-Jun-2026	Single Cell Mining Claim	145347	22-Nov-2026	Single Cell Mining Claim
121027	19-Dec-2026	Single Cell Mining Claim	125748	02-Jun-2026	Single Cell Mining Claim	145358	26-Jan-2027	Single Cell Mining Claim
121145	06-May-2026	Single Cell Mining Claim	125749	11-Jul-2026	Single Cell Mining Claim	145402	09-Jan-2027	Single Cell Mining Claim
121146	04-May-2026	Single Cell Mining Claim	125750	11-Jul-2026	Single Cell Mining Claim	145463	16-May-2026	Boundary Cell Mining Claim
121677	21-Jun-2026	Single Cell Mining Claim	125751	11-Jul-2026	Single Cell Mining Claim	145634	02-Dec-2026	Single Cell Mining Claim
121678	21-Jun-2026	Single Cell Mining Claim	125752	11-Jul-2026	Single Cell Mining Claim	146947	28-Jan-2027	Single Cell Mining Claim
121684	26-Oct-2026	Single Cell Mining Claim	125782	25-May-2026	Single Cell Mining Claim	151591	13-Feb-2027	Single Cell Mining Claim
121685	26-Oct-2026	Single Cell Mining Claim	125783	25-May-2026	Single Cell Mining Claim	151631	26-Oct-2026	Single Cell Mining Claim
121758	28-Jan-2027	Single Cell Mining Claim	125802	02-Dec-2026	Single Cell Mining Claim	151632	26-Oct-2026	Single Cell Mining Claim
121759	28-Jan-2027	Single Cell Mining Claim	126238	03-Mar-2025	Single Cell Mining Claim	151686	26-Oct-2026	Single Cell Mining Claim
121761	15-May-2026	Single Cell Mining Claim	126365	25-May-2026	Single Cell Mining Claim	152272	28-Jan-2027	Single Cell Mining Claim
122333	02-Dec-2026	Single Cell Mining Claim	126525	25-May-2026	Boundary Cell Mining Claim	152280	27-Nov-2026	Single Cell Mining Claim
122352	26-Jan-2027	Single Cell Mining Claim	126526	25-May-2026	Single Cell Mining Claim	153044	02-Jun-2026	Single Cell Mining Claim
122358	26-Oct-2026	Single Cell Mining Claim	127048	25-May-2026	Boundary Cell Mining Claim	153045	02-Jun-2026	Boundary Cell Mining Claim
122359	26-Oct-2026	Single Cell Mining Claim	127049	25-May-2026	Single Cell Mining Claim	153046	02-Jun-2026	Single Cell Mining Claim
122386	13-Feb-2027	Boundary Cell Mining Claim	127081	02-Jun-2026	Single Cell Mining Claim	153047	02-Jun-2026	Single Cell Mining Claim
122387	13-Feb-2027	Single Cell Mining Claim	127082	02-Jun-2026	Single Cell Mining Claim	153048	11-Jul-2026	Single Cell Mining Claim
122388	13-Feb-2027	Single Cell Mining Claim	127083	11-Jul-2026	Single Cell Mining Claim	153049	11-Jul-2026	Single Cell Mining Claim
122483	13-Feb-2027	Single Cell Mining Claim	128132	02-Dec-2026	Single Cell Mining Claim	153071	02-Jun-2026	Single Cell Mining Claim
123755	28-Jan-2027	Boundary Cell Mining Claim	128259	16-Jul-2026	Single Cell Mining Claim	153666	25-May-2026	Single Cell Mining Claim
123756	28-Jan-2027	Single Cell Mining Claim	128264	01-Mar-2025	Single Cell Mining Claim	153667	08-May-2026	Single Cell Mining Claim
123757	28-Jan-2027	Single Cell Mining Claim	128307	22-Nov-2026	Single Cell Mining Claim	153668	02-Jun-2026	Single Cell Mining Claim
123767	27-Nov-2026	Single Cell Mining Claim	128314	26-Jan-2027	Single Cell Mining Claim	153722	11-Jul-2026	Single Cell Mining Claim
123787	22-Nov-2026	Single Cell Mining Claim	128932	16-May-2026	Single Cell Mining Claim	153747	25-May-2026	Single Cell Mining Claim
124451	26-Oct-2026	Single Cell Mining Claim	128961	27-Nov-2026	Single Cell Mining Claim	154331	02-Jun-2026	Single Cell Mining Claim
125056	11-Jul-2026	Single Cell Mining Claim	128962	27-Nov-2026	Single Cell Mining Claim	154885	02-Dec-2026	Single Cell Mining Claim
125057	04-May-2026	Boundary Cell Mining Claim	128963	22-Nov-2026	Single Cell Mining Claim	154963	04-Aug-2026	Single Cell Mining Claim
125058	04-May-2026	Single Cell Mining Claim	128964	03-Mar-2025	Single Cell Mining Claim	154990	11-Jul-2026	Single Cell Mining Claim
125080	08-May-2026	Single Cell Mining Claim	129578	06-May-2026	Single Cell Mining Claim	154991	11-Jul-2026	Single Cell Mining Claim
125082	04-Aug-2026	Single Cell Mining Claim	130236	28-Jan-2027	Single Cell Mining Claim	154992	11-Jul-2026	Single Cell Mining Claim
125083	04-Aug-2026	Single Cell Mining Claim	130237	28-Jan-2027	Single Cell Mining Claim	155023	02-Jun-2026	Single Cell Mining Claim
125113	11-Jan-2027	Single Cell Mining Claim	131751	27-Oct-2029	Single Cell Mining Claim	156137	01-Mar-2025	Single Cell Mining Claim
125128	02-Jun-2026	Single Cell Mining Claim	137682	13-Jun-2026	Single Cell Mining Claim	157580	11-Jan-2027	Single Cell Mining Claim
125129	02-Jun-2026	Boundary Cell Mining Claim	138229	26-Jan-2027	Single Cell Mining Claim	157596	26-Jan-2027	Single Cell Mining Claim
125184	25-May-2026	Single Cell Mining Claim	140174	13-Jun-2026	Single Cell Mining Claim	157834	13-Jun-2026	Single Cell Mining Claim
125185	11-Jul-2026	Single Cell Mining Claim	142699	02-Dec-2026	Single Cell Mining Claim	158210	16-May-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	226

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
158216	27-Nov-2026	Single Cell Mining Claim	162157	01-Mar-2025	Single Cell Mining Claim	169579	26-Oct-2026	Boundary Cell Mining Claim
158217	27-Nov-2026	Single Cell Mining Claim	163622	22-Nov-2026	Single Cell Mining Claim	169580	26-Oct-2026	Single Cell Mining Claim
158238	22-Nov-2026	Single Cell Mining Claim	163627	26-Jan-2027	Single Cell Mining Claim	169682	02-Jun-2026	Boundary Cell Mining Claim
158239	22-Nov-2026	Single Cell Mining Claim	163633	20-Feb-2027	Single Cell Mining Claim	169683	02-Jun-2026	Boundary Cell Mining Claim
158250	19-Apr-2026	Single Cell Mining Claim	164191	15-Oct-2026	Single Cell Mining Claim	169685	11-Jul-2026	Single Cell Mining Claim
158251	19-Apr-2026	Single Cell Mining Claim	164234	16-May-2026	Single Cell Mining Claim	169686	02-Jun-2026	Single Cell Mining Claim
158782	28-Jan-2027	Single Cell Mining Claim	164259	27-Nov-2026	Single Cell Mining Claim	169687	02-Jun-2026	Single Cell Mining Claim
158783	28-Jan-2027	Single Cell Mining Claim	164297	28-Jan-2027	Single Cell Mining Claim	169688	02-Jun-2026	Single Cell Mining Claim
158847	22-Nov-2026	Single Cell Mining Claim	164298	30-Jun-2026	Single Cell Mining Claim	170225	04-Aug-2026	Boundary Cell Mining Claim
158851	06-May-2026	Single Cell Mining Claim	164832	19-Dec-2026	Single Cell Mining Claim	170226	04-Aug-2026	Single Cell Mining Claim
158852	06-May-2026	Single Cell Mining Claim	164854	19-Dec-2026	Single Cell Mining Claim	170310	08-May-2026	Single Cell Mining Claim
158853	06-May-2026	Single Cell Mining Claim	165574	15-Oct-2026	Single Cell Mining Claim	170311	02-Jun-2026	Single Cell Mining Claim
159471	15-Oct-2026	Single Cell Mining Claim	165575	15-Oct-2026	Single Cell Mining Claim	170312	11-Jul-2026	Single Cell Mining Claim
159487	15-Oct-2026	Single Cell Mining Claim	165576	15-Oct-2026	Single Cell Mining Claim	170374	11-Jul-2026	Single Cell Mining Claim
159581	15-Oct-2026	Single Cell Mining Claim	166206	19-Dec-2026	Single Cell Mining Claim	170892	04-May-2026	Boundary Cell Mining Claim
159596	03-Mar-2025	Single Cell Mining Claim	166290	06-May-2026	Single Cell Mining Claim	170905	02-Dec-2026	Single Cell Mining Claim
160185	22-Nov-2026	Single Cell Mining Claim	166299	26-Oct-2026	Single Cell Mining Claim	170973	25-May-2026	Single Cell Mining Claim
160280	04-May-2026	Single Cell Mining Claim	166325	21-Jun-2026	Single Cell Mining Claim	171439	02-Dec-2026	Single Cell Mining Claim
160805	26-Oct-2026	Single Cell Mining Claim	166941	26-Oct-2026	Single Cell Mining Claim	171464	27-Oct-2026	Single Cell Mining Claim
160806	26-Oct-2026	Single Cell Mining Claim	166942	26-Oct-2026	Single Cell Mining Claim	171526	02-Dec-2026	Single Cell Mining Claim
160807	26-Oct-2026	Single Cell Mining Claim	166945	02-Dec-2026	Single Cell Mining Claim	171527	02-Dec-2026	Single Cell Mining Claim
160828	26-Oct-2026	Single Cell Mining Claim	166946	02-Dec-2026	Single Cell Mining Claim	171528	02-Dec-2026	Single Cell Mining Claim
160946	26-Oct-2026	Single Cell Mining Claim	166947	02-Dec-2026	Single Cell Mining Claim	171529	02-Dec-2026	Single Cell Mining Claim
160947	26-Oct-2026	Single Cell Mining Claim	166964	22-Nov-2026	Single Cell Mining Claim	171613	11-Jul-2026	Single Cell Mining Claim
160948	26-Oct-2026	Single Cell Mining Claim	166967	26-Oct-2026	Single Cell Mining Claim	171658	02-Jun-2026	Single Cell Mining Claim
160949	26-Oct-2026	Single Cell Mining Claim	166968	26-Oct-2026	Single Cell Mining Claim	172298	28-Jan-2027	Boundary Cell Mining Claim
160950	26-Oct-2026	Single Cell Mining Claim	166988	13-Feb-2027	Single Cell Mining Claim	173073	25-May-2026	Single Cell Mining Claim
161477	22-Nov-2026	Single Cell Mining Claim	166989	13-Feb-2027	Single Cell Mining Claim	173074	25-May-2026	Single Cell Mining Claim
161478	22-Nov-2026	Single Cell Mining Claim	166990	13-Feb-2027	Single Cell Mining Claim	173075	25-May-2026	Single Cell Mining Claim
161483	26-Oct-2026	Single Cell Mining Claim	167638	26-Oct-2026	Single Cell Mining Claim	173093	02-Dec-2026	Single Cell Mining Claim
161484	26-Oct-2026	Single Cell Mining Claim	167651	13-Mar-2025	Single Cell Mining Claim	173749	13-Oct-2026	Single Cell Mining Claim
161485	26-Oct-2026	Single Cell Mining Claim	167652	26-Jun-2026	Boundary Cell Mining Claim	173841	11-Jul-2026	Single Cell Mining Claim
161501	13-Feb-2027	Boundary Cell Mining Claim	167653	28-Jan-2027	Boundary Cell Mining Claim	173855	25-May-2026	Single Cell Mining Claim
161502	26-Oct-2026	Single Cell Mining Claim	168190	13-Feb-2027	Single Cell Mining Claim	173856	25-May-2026	Single Cell Mining Claim
161505	13-Feb-2027	Single Cell Mining Claim	168222	26-Oct-2026	Single Cell Mining Claim	173878	11-Jul-2026	Single Cell Mining Claim
161506	13-Feb-2027	Single Cell Mining Claim	168873	28-Jan-2027	Single Cell Mining Claim	174210	13-Jun-2026	Single Cell Mining Claim
161581	13-Feb-2027	Single Cell Mining Claim	168893	26-Jun-2026	Single Cell Mining Claim	174458	04-Aug-2026	Boundary Cell Mining Claim
161582	13-Feb-2027	Single Cell Mining Claim	168930	04-May-2026	Boundary Cell Mining Claim	177619	30-Jun-2026	Single Cell Mining Claim
161583	13-Feb-2027	Single Cell Mining Claim	168931	04-May-2026	Single Cell Mining Claim	177651	19-Dec-2026	Single Cell Mining Claim
161642	13-Mar-2025	Single Cell Mining Claim	169012	13-Feb-2027	Single Cell Mining Claim	177652	19-Dec-2026	Single Cell Mining Claim
161925	27-Oct-2029	Single Cell Mining Claim	169578	26-Oct-2026	Boundary Cell Mining Claim	177653	19-Dec-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	227

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
177670	02-Dec-2026	Single Cell Mining Claim	182480	11-Jul-2026	Single Cell Mining Claim	196253	26-Oct-2026	Single Cell Mining Claim
177672	22-Nov-2026	Single Cell Mining Claim	182481	11-Jul-2026	Single Cell Mining Claim	196266	26-Oct-2026	Boundary Cell Mining Claim
177676	06-May-2026	Single Cell Mining Claim	182482	02-Jun-2026	Single Cell Mining Claim	197525	17-May-2026	Single Cell Mining Claim
177677	06-May-2026	Single Cell Mining Claim	182483	04-May-2026	Boundary Cell Mining Claim	197526	13-Feb-2027	Single Cell Mining Claim
177678	06-May-2026	Single Cell Mining Claim	182484	04-May-2026	Single Cell Mining Claim	197549	26-Oct-2026	Single Cell Mining Claim
178324	15-Oct-2026	Single Cell Mining Claim	182485	04-May-2026	Single Cell Mining Claim	197596	13-Feb-2027	Single Cell Mining Claim
178349	15-Oct-2026	Single Cell Mining Claim	182487	11-Jul-2026	Single Cell Mining Claim	197630	26-Oct-2026	Single Cell Mining Claim
178957	27-Nov-2026	Single Cell Mining Claim	183125	02-Jun-2026	Single Cell Mining Claim	198301	27-Nov-2026	Single Cell Mining Claim
179030	19-Dec-2026	Single Cell Mining Claim	183126	25-May-2026	Single Cell Mining Claim	200785	02-Dec-2026	Single Cell Mining Claim
179644	27-Nov-2026	Single Cell Mining Claim	183181	11-Jul-2026	Single Cell Mining Claim	200786	02-Dec-2026	Single Cell Mining Claim
179652	26-Oct-2026	Single Cell Mining Claim	183182	11-Jul-2026	Single Cell Mining Claim	202511	13-Jun-2026	Single Cell Mining Claim
179653	26-Oct-2026	Single Cell Mining Claim	183718	27-Oct-2029	Boundary Cell Mining Claim	202707	03-Mar-2025	Single Cell Mining Claim
179672	21-Jun-2026	Single Cell Mining Claim	188419	11-Jul-2026	Single Cell Mining Claim	202708	03-Mar-2025	Single Cell Mining Claim
179673	21-Jun-2026	Single Cell Mining Claim	188483	11-Jan-2027	Single Cell Mining Claim	203360	16-Jul-2026	Single Cell Mining Claim
179674	26-Oct-2026	Single Cell Mining Claim	188484	11-Jan-2027	Single Cell Mining Claim	203385	26-Jun-2026	Single Cell Mining Claim
179729	15-May-2026	Single Cell Mining Claim	188504	02-Jun-2026	Single Cell Mining Claim	203387	01-Mar-2025	Single Cell Mining Claim
179766	22-Nov-2026	Single Cell Mining Claim	188505	02-Jun-2026	Single Cell Mining Claim	203408	22-Nov-2026	Single Cell Mining Claim
179795	26-Oct-2026	Boundary Cell Mining Claim	188555	08-May-2026	Single Cell Mining Claim	203409	22-Nov-2026	Single Cell Mining Claim
180310	26-Oct-2026	Single Cell Mining Claim	188556	08-May-2026	Single Cell Mining Claim	203410	22-Nov-2026	Single Cell Mining Claim
180311	26-Oct-2026	Single Cell Mining Claim	189140	02-Jun-2026	Boundary Cell Mining Claim	203419	26-Jan-2027	Single Cell Mining Claim
180312	26-Oct-2026	Single Cell Mining Claim	189141	11-Jul-2026	Single Cell Mining Claim	203420	26-Jan-2027	Single Cell Mining Claim
180313	02-Dec-2026	Single Cell Mining Claim	189142	11-Jul-2026	Single Cell Mining Claim	203524	16-May-2026	Boundary Cell Mining Claim
180331	26-Oct-2026	Single Cell Mining Claim	189210	25-May-2026	Single Cell Mining Claim	204051	22-Nov-2026	Single Cell Mining Claim
180332	26-Oct-2026	Single Cell Mining Claim	189890	11-Jul-2026	Single Cell Mining Claim	204064	25-Sep-2026	Single Cell Mining Claim
180333	26-Oct-2026	Single Cell Mining Claim	189905	02-Jun-2026	Single Cell Mining Claim	204068	19-Apr-2026	Single Cell Mining Claim
180352	13-Feb-2027	Single Cell Mining Claim	190572	28-Jan-2027	Boundary Cell Mining Claim	204069	19-Apr-2026	Single Cell Mining Claim
180367	26-Oct-2026	Single Cell Mining Claim	192182	02-Dec-2026	Single Cell Mining Claim	204092	28-Jan-2027	Single Cell Mining Claim
180368	26-Oct-2026	Single Cell Mining Claim	194225	15-Oct-2026	Single Cell Mining Claim	204136	19-Dec-2026	Single Cell Mining Claim
180429	13-Feb-2027	Single Cell Mining Claim	194849	15-Oct-2026	Single Cell Mining Claim	204138	15-May-2026	Single Cell Mining Claim
180430	17-May-2026	Single Cell Mining Claim	194851	15-Oct-2026	Single Cell Mining Claim	204882	13-Feb-2027	Boundary Cell Mining Claim
180470	28-Jan-2027	Single Cell Mining Claim	194959	19-Dec-2026	Single Cell Mining Claim	204883	13-Feb-2027	Boundary Cell Mining Claim
180471	28-Jan-2027	Single Cell Mining Claim	194960	22-Nov-2026	Single Cell Mining Claim	204884	13-Feb-2027	Single Cell Mining Claim
180479	28-Jan-2027	Single Cell Mining Claim	194969	26-Jun-2026	Single Cell Mining Claim	204968	13-Feb-2027	Single Cell Mining Claim
180481	17-May-2026	Single Cell Mining Claim	194970	26-Jun-2026	Single Cell Mining Claim	204969	13-Feb-2027	Single Cell Mining Claim
181696	27-Nov-2026	Single Cell Mining Claim	195264	27-Oct-2029	Boundary Cell Mining Claim	204970	13-Feb-2027	Single Cell Mining Claim
181707	26-Jun-2026	Single Cell Mining Claim	195554	04-May-2026	Single Cell Mining Claim	205006	28-Jan-2027	Single Cell Mining Claim
181717	22-Nov-2026	Single Cell Mining Claim	195555	04-May-2026	Single Cell Mining Claim	205007	28-Jan-2027	Single Cell Mining Claim
181752	04-May-2026	Single Cell Mining Claim	196185	22-Nov-2026	Single Cell Mining Claim	205008	28-Jan-2027	Single Cell Mining Claim
181753	04-May-2026	Single Cell Mining Claim	196213	26-Oct-2026	Single Cell Mining Claim	205379	27-Oct-2029	Single Cell Mining Claim
182368	26-Oct-2026	Single Cell Mining Claim	196214	02-Dec-2026	Single Cell Mining Claim	205583	26-Oct-2026	Single Cell Mining Claim
182478	02-Jun-2026	Single Cell Mining Claim	196234	26-Oct-2026	Single Cell Mining Claim	205627	26-Oct-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	228

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
205628	26-Oct-2026	Single Cell Mining Claim	212147	27-Nov-2026	Single Cell Mining Claim	215685	13-Feb-2027	Single Cell Mining Claim
205708	27-Nov-2026	Single Cell Mining Claim	212190	19-Apr-2026	Single Cell Mining Claim	215686	13-Feb-2027	Single Cell Mining Claim
206230	26-Jan-2027	Single Cell Mining Claim	212191	28-Jan-2027	Single Cell Mining Claim	215690	13-Feb-2027	Single Cell Mining Claim
206367	13-Feb-2027	Boundary Cell Mining Claim	212192	28-Jan-2027	Single Cell Mining Claim	215714	26-Oct-2026	Boundary Cell Mining Claim
206368	13-Feb-2027	Single Cell Mining Claim	212246	28-Jan-2027	Single Cell Mining Claim	215784	13-Feb-2027	Single Cell Mining Claim
206907	25-May-2026	Single Cell Mining Claim	212757	22-Nov-2026	Single Cell Mining Claim	215785	13-Feb-2027	Single Cell Mining Claim
206991	13-Oct-2026	Single Cell Mining Claim	212758	03-Mar-2025	Single Cell Mining Claim	215786	13-Feb-2027	Single Cell Mining Claim
207632	02-Jun-2026	Single Cell Mining Claim	212762	06-May-2026	Single Cell Mining Claim	215787	13-Feb-2027	Boundary Cell Mining Claim
207633	11-Jul-2026	Single Cell Mining Claim	213491	15-Oct-2026	Single Cell Mining Claim	216309	26-Oct-2026	Single Cell Mining Claim
207634	11-Jul-2026	Single Cell Mining Claim	213495	15-Oct-2026	Single Cell Mining Claim	216369	13-Feb-2027	Single Cell Mining Claim
207635	02-Jun-2026	Single Cell Mining Claim	213515	03-Mar-2025	Single Cell Mining Claim	217069	28-Jan-2027	Single Cell Mining Claim
207636	04-May-2026	Single Cell Mining Claim	214127	15-Oct-2026	Single Cell Mining Claim	217070	28-Jan-2027	Single Cell Mining Claim
207637	04-May-2026	Boundary Cell Mining Claim	214226	27-Nov-2026	Single Cell Mining Claim	217093	26-Jan-2027	Single Cell Mining Claim
207661	08-May-2026	Boundary Cell Mining Claim	214227	04-May-2026	Single Cell Mining Claim	217094	26-Jan-2027	Single Cell Mining Claim
207698	11-Jan-2027	Single Cell Mining Claim	214228	15-Oct-2026	Single Cell Mining Claim	217126	04-May-2026	Single Cell Mining Claim
207699	11-Jan-2027	Single Cell Mining Claim	214229	15-Oct-2026	Single Cell Mining Claim	217694	13-Feb-2027	Single Cell Mining Claim
207723	02-Jun-2026	Single Cell Mining Claim	214254	21-Jun-2026	Single Cell Mining Claim	217764	26-Oct-2026	Single Cell Mining Claim
207724	02-Jun-2026	Single Cell Mining Claim	214255	21-Jun-2026	Single Cell Mining Claim	218105	26-Jan-2027	Single Cell Mining Claim
207725	02-Jun-2026	Single Cell Mining Claim	214257	26-Oct-2026	Single Cell Mining Claim	218374	02-Jun-2026	Single Cell Mining Claim
207726	02-Jun-2026	Boundary Cell Mining Claim	214258	26-Oct-2026	Single Cell Mining Claim	218375	11-Jul-2026	Single Cell Mining Claim
208263	02-Jun-2026	Single Cell Mining Claim	214259	26-Oct-2026	Single Cell Mining Claim	218376	02-Jun-2026	Single Cell Mining Claim
208264	25-May-2026	Single Cell Mining Claim	214483	27-Oct-2029	Single Cell Mining Claim	218377	02-Jun-2026	Single Cell Mining Claim
208265	02-Jun-2026	Single Cell Mining Claim	214904	26-Oct-2026	Single Cell Mining Claim	218378	02-Jun-2026	Single Cell Mining Claim
208266	02-Jun-2026	Single Cell Mining Claim	214905	02-Dec-2026	Single Cell Mining Claim	218396	04-Aug-2026	Single Cell Mining Claim
208267	11-Jul-2026	Single Cell Mining Claim	214926	02-Dec-2026	Single Cell Mining Claim	218397	04-Aug-2026	Single Cell Mining Claim
208268	11-Jul-2026	Single Cell Mining Claim	214929	22-Nov-2026	Single Cell Mining Claim	218398	04-Aug-2026	Single Cell Mining Claim
208269	11-Jul-2026	Single Cell Mining Claim	214932	26-Oct-2026	Single Cell Mining Claim	218486	08-May-2026	Single Cell Mining Claim
208326	11-Jul-2026	Single Cell Mining Claim	214989	27-Nov-2026	Single Cell Mining Claim	218487	08-May-2026	Single Cell Mining Claim
208327	11-Jul-2026	Single Cell Mining Claim	214990	27-Nov-2026	Single Cell Mining Claim	218488	08-May-2026	Single Cell Mining Claim
208328	11-Jul-2026	Single Cell Mining Claim	214998	26-Oct-2026	Single Cell Mining Claim	218490	02-Jun-2026	Single Cell Mining Claim
208343	04-May-2026	Single Cell Mining Claim	214999	26-Oct-2026	Single Cell Mining Claim	218491	11-Jul-2026	Boundary Cell Mining Claim
208397	25-May-2026	Single Cell Mining Claim	215012	21-Jun-2026	Single Cell Mining Claim	219074	11-Jul-2026	Single Cell Mining Claim
208823	02-Dec-2026	Single Cell Mining Claim	215013	21-Jun-2026	Single Cell Mining Claim	219163	25-May-2026	Single Cell Mining Claim
208924	25-May-2026	Single Cell Mining Claim	215015	26-Oct-2026	Single Cell Mining Claim	220352	25-May-2026	Boundary Cell Mining Claim
208940	02-Jun-2026	Single Cell Mining Claim	215065	28-Jan-2027	Single Cell Mining Claim	220428	02-Jun-2026	Single Cell Mining Claim
209063	28-Jan-2027	Single Cell Mining Claim	215632	26-Oct-2026	Single Cell Mining Claim	220896	02-Dec-2026	Single Cell Mining Claim
209412	03-Mar-2025	Single Cell Mining Claim	215633	26-Oct-2026	Single Cell Mining Claim	222989	16-Jul-2026	Single Cell Mining Claim
211476	01-Mar-2025	Single Cell Mining Claim	215657	26-Oct-2026	Single Cell Mining Claim	222990	16-Jul-2026	Single Cell Mining Claim
211499	26-Jan-2027	Single Cell Mining Claim	215658	26-Oct-2026	Single Cell Mining Claim	223521	26-Jun-2026	Single Cell Mining Claim
211513	01-Mar-2025	Single Cell Mining Claim	215659	26-Oct-2026	Single Cell Mining Claim	223522	26-Jun-2026	Single Cell Mining Claim
212121	16-May-2026	Single Cell Mining Claim	215684	13-Feb-2027	Boundary Cell Mining Claim	223548	22-Nov-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	229

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
223549	22-Nov-2026	Single Cell Mining Claim	229466	02-Dec-2026	Single Cell Mining Claim	235003	17-May-2026	Single Cell Mining Claim
223550	22-Nov-2026	Single Cell Mining Claim	229584	03-Mar-2025	Single Cell Mining Claim	235669	04-May-2026	Single Cell Mining Claim
223559	26-Jan-2027	Single Cell Mining Claim	229585	03-Mar-2025	Single Cell Mining Claim	238958	13-Jun-2026	Single Cell Mining Claim
223567	20-Feb-2027	Single Cell Mining Claim	230274	16-Jul-2026	Single Cell Mining Claim	240838	02-Dec-2026	Single Cell Mining Claim
223675	27-Nov-2026	Single Cell Mining Claim	230295	26-Jun-2026	Single Cell Mining Claim	241631	28-Jan-2027	Single Cell Mining Claim
223676	27-Nov-2026	Single Cell Mining Claim	230301	11-Jan-2027	Single Cell Mining Claim	241632	28-Jan-2027	Single Cell Mining Claim
224177	22-Nov-2026	Single Cell Mining Claim	230302	11-Jan-2027	Single Cell Mining Claim	248333	02-Dec-2026	Single Cell Mining Claim
224178	22-Nov-2026	Single Cell Mining Claim	230883	15-Oct-2026	Single Cell Mining Claim	248334	02-Dec-2026	Single Cell Mining Claim
224179	15-Oct-2026	Single Cell Mining Claim	230884	15-Oct-2026	Single Cell Mining Claim	249632	28-Jan-2027	Single Cell Mining Claim
224258	22-Nov-2026	Single Cell Mining Claim	230923	16-May-2026	Single Cell Mining Claim	251188	27-Oct-2029	Single Cell Mining Claim
224260	06-May-2026	Single Cell Mining Claim	230946	27-Nov-2026	Single Cell Mining Claim	251189	27-Oct-2029	Single Cell Mining Claim
224909	15-Oct-2026	Single Cell Mining Claim	230947	27-Nov-2026	Single Cell Mining Claim	257542	01-Mar-2025	Single Cell Mining Claim
225616	22-Nov-2026	Single Cell Mining Claim	230963	25-Sep-2026	Single Cell Mining Claim	258930	16-Jul-2026	Single Cell Mining Claim
225617	22-Nov-2026	Single Cell Mining Claim	230983	28-Jan-2027	Single Cell Mining Claim	259488	26-Jan-2027	Single Cell Mining Claim
225726	26-Oct-2026	Boundary Cell Mining Claim	230984	28-Jan-2027	Single Cell Mining Claim	259586	16-May-2025	Boundary Cell Mining Claim
225813	02-Jun-2026	Single Cell Mining Claim	231544	06-May-2026	Single Cell Mining Claim	259592	27-Nov-2026	Single Cell Mining Claim
225814	02-Jun-2026	Single Cell Mining Claim	232195	15-Oct-2026	Single Cell Mining Claim	260197	22-Nov-2026	Single Cell Mining Claim
225815	02-Jun-2026	Single Cell Mining Claim	232297	15-Oct-2026	Single Cell Mining Claim	261588	26-Jun-2026	Single Cell Mining Claim
225840	08-May-2026	Single Cell Mining Claim	232905	22-Nov-2026	Single Cell Mining Claim	262194	26-Oct-2026	Single Cell Mining Claim
225841	08-May-2026	Single Cell Mining Claim	232992	06-May-2026	Single Cell Mining Claim	262195	26-Oct-2026	Single Cell Mining Claim
226386	11-Jan-2027	Single Cell Mining Claim	232993	27-Nov-2026	Single Cell Mining Claim	262196	26-Oct-2026	Single Cell Mining Claim
226405	02-Jun-2026	Single Cell Mining Claim	233019	21-Jun-2026	Single Cell Mining Claim	262219	21-Jun-2026	Single Cell Mining Claim
226439	08-May-2026	Single Cell Mining Claim	233020	21-Jun-2026	Single Cell Mining Claim	262220	26-Oct-2026	Single Cell Mining Claim
226440	02-Jun-2026	Single Cell Mining Claim	233559	22-Nov-2026	Single Cell Mining Claim	262844	22-Nov-2026	Single Cell Mining Claim
226516	11-Jul-2026	Single Cell Mining Claim	233588	28-Jan-2027	Single Cell Mining Claim	262864	26-Oct-2026	Single Cell Mining Claim
226517	11-Jul-2026	Single Cell Mining Claim	233589	28-Jan-2027	Single Cell Mining Claim	262865	26-Oct-2026	Single Cell Mining Claim
227056	02-Dec-2026	Single Cell Mining Claim	233655	26-Oct-2026	Single Cell Mining Claim	262866	26-Oct-2026	Single Cell Mining Claim
227057	02-Dec-2026	Single Cell Mining Claim	233656	26-Oct-2026	Single Cell Mining Claim	262867	02-Dec-2026	Single Cell Mining Claim
227102	04-May-2026	Single Cell Mining Claim	233659	26-Oct-2026	Single Cell Mining Claim	262891	26-Oct-2026	Single Cell Mining Claim
227400	26-Jan-2027	Single Cell Mining Claim	233660	26-Oct-2026	Single Cell Mining Claim	262907	13-Feb-2027	Single Cell Mining Claim
227625	27-Oct-2026	Single Cell Mining Claim	233661	02-Dec-2026	Single Cell Mining Claim	262908	13-Feb-2027	Single Cell Mining Claim
227626	27-Oct-2026	Single Cell Mining Claim	233680	22-Nov-2026	Single Cell Mining Claim	262915	13-Feb-2027	Single Cell Mining Claim
227627	27-Oct-2026	Single Cell Mining Claim	233681	26-Oct-2026	Single Cell Mining Claim	263505	13-Feb-2027	Single Cell Mining Claim
227684	02-Dec-2026	Single Cell Mining Claim	233682	26-Oct-2026	Single Cell Mining Claim	263550	28-Jan-2027	Single Cell Mining Claim
227685	02-Dec-2026	Single Cell Mining Claim	234219	13-Feb-2027	Single Cell Mining Claim	263551	28-Jan-2027	Single Cell Mining Claim
227780	11-Jul-2026	Single Cell Mining Claim	234225	13-Feb-2027	Single Cell Mining Claim	263558	28-Jan-2027	Boundary Cell Mining Claim
227781	11-Jul-2026	Single Cell Mining Claim	234244	26-Oct-2026	Single Cell Mining Claim	263585	13-Feb-2027	Single Cell Mining Claim
227795	25-May-2026	Single Cell Mining Claim	234246	26-Oct-2026	Single Cell Mining Claim	264293	28-Jan-2027	Boundary Cell Mining Claim
227829	11-Jul-2026	Single Cell Mining Claim	234316	13-Feb-2027	Single Cell Mining Claim	264859	04-May-2026	Single Cell Mining Claim
228398	28-Jan-2027	Boundary Cell Mining Claim	234372	28-Jan-2027	Single Cell Mining Claim	264921	13-Feb-2027	Single Cell Mining Claim
228399	02-Jun-2026	Single Cell Mining Claim	234900	13-Feb-2027	Single Cell Mining Claim	264922	13-Feb-2027	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	230

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
264986	13-Feb-2027	Single Cell Mining Claim	270244	28-Jan-2027	Single Cell Mining Claim	273675	11-Jul-2026	Single Cell Mining Claim
265589	02-Jun-2026	Single Cell Mining Claim	270246	15-May-2026	Single Cell Mining Claim	273676	11-Jul-2026	Boundary Cell Mining Claim
265590	02-Jun-2026	Single Cell Mining Claim	270292	22-Nov-2026	Single Cell Mining Claim	274237	02-Jun-2026	Single Cell Mining Claim
265591	02-Jun-2026	Single Cell Mining Claim	270293	22-Nov-2026	Single Cell Mining Claim	274240	11-Jul-2026	Single Cell Mining Claim
265593	11-Jul-2026	Single Cell Mining Claim	270315	26-Oct-2026	Single Cell Mining Claim	274241	11-Jul-2026	Single Cell Mining Claim
265594	11-Jul-2026	Single Cell Mining Claim	270319	26-Oct-2026	Boundary Cell Mining Claim	274261	04-May-2026	Single Cell Mining Claim
265595	02-Jun-2026	Single Cell Mining Claim	270320	02-Dec-2026	Single Cell Mining Claim	274262	25-May-2026	Single Cell Mining Claim
265596	04-May-2026	Boundary Cell Mining Claim	270335	26-Jan-2027	Single Cell Mining Claim	274274	02-Dec-2026	Single Cell Mining Claim
265597	11-Jul-2026	Single Cell Mining Claim	270336	26-Jan-2027	Single Cell Mining Claim	274275	02-Dec-2026	Single Cell Mining Claim
265628	08-May-2026	Single Cell Mining Claim	270341	02-Dec-2026	Single Cell Mining Claim	274757	02-Dec-2026	Single Cell Mining Claim
265629	04-Aug-2026	Single Cell Mining Claim	270343	26-Oct-2026	Single Cell Mining Claim	274758	02-Dec-2026	Single Cell Mining Claim
265672	02-Jun-2026	Single Cell Mining Claim	270871	13-Feb-2027	Single Cell Mining Claim	274788	27-Oct-2026	Single Cell Mining Claim
266212	02-Jun-2026	Single Cell Mining Claim	270872	13-Feb-2027	Single Cell Mining Claim	274789	27-Oct-2026	Single Cell Mining Claim
266213	02-Jun-2026	Single Cell Mining Claim	270876	13-Feb-2027	Single Cell Mining Claim	274843	02-Dec-2026	Single Cell Mining Claim
266214	11-Jul-2026	Single Cell Mining Claim	270877	13-Feb-2027	Single Cell Mining Claim	274844	02-Dec-2026	Single Cell Mining Claim
266215	11-Jul-2026	Single Cell Mining Claim	270878	13-Feb-2027	Single Cell Mining Claim	274845	02-Dec-2026	Single Cell Mining Claim
266293	04-May-2026	Single Cell Mining Claim	270879	13-Feb-2027	Single Cell Mining Claim	274846	02-Dec-2026	Single Cell Mining Claim
266294	04-May-2026	Single Cell Mining Claim	270894	26-Oct-2026	Single Cell Mining Claim	275006	25-May-2026	Boundary Cell Mining Claim
266295	25-May-2026	Single Cell Mining Claim	270962	17-May-2026	Single Cell Mining Claim	275554	02-Jun-2026	Single Cell Mining Claim
266844	25-May-2026	Single Cell Mining Claim	271013	28-Jan-2027	Single Cell Mining Claim	275555	02-Jun-2026	Boundary Cell Mining Claim
266845	25-May-2026	Single Cell Mining Claim	271578	26-Oct-2026	Single Cell Mining Claim	275556	11-Jul-2026	Single Cell Mining Claim
266991	04-Aug-2026	Single Cell Mining Claim	271658	26-Oct-2026	Single Cell Mining Claim	276047	01-Mar-2025	Single Cell Mining Claim
266992	04-Aug-2026	Boundary Cell Mining Claim	271659	26-Oct-2026	Single Cell Mining Claim	277475	01-Mar-2025	Single Cell Mining Claim
266993	04-Aug-2026	Boundary Cell Mining Claim	271660	26-Oct-2026	Single Cell Mining Claim	277487	26-Jun-2026	Single Cell Mining Claim
267413	02-Dec-2026	Single Cell Mining Claim	272327	04-May-2026	Boundary Cell Mining Claim	277502	11-Jan-2027	Single Cell Mining Claim
267529	11-Jul-2026	Single Cell Mining Claim	272901	13-Feb-2027	Single Cell Mining Claim	277514	22-Nov-2026	Single Cell Mining Claim
267530	25-May-2026	Single Cell Mining Claim	272956	13-Feb-2027	Single Cell Mining Claim	277515	22-Nov-2026	Single Cell Mining Claim
267551	25-May-2026	Single Cell Mining Claim	272960	26-Oct-2026	Boundary Cell Mining Claim	277516	22-Nov-2026	Single Cell Mining Claim
267648	02-Jun-2026	Single Cell Mining Claim	272961	26-Oct-2026	Single Cell Mining Claim	277522	26-Jan-2027	Single Cell Mining Claim
268216	19-Dec-2026	Single Cell Mining Claim	273553	02-Jun-2026	Single Cell Mining Claim	277523	26-Jan-2027	Single Cell Mining Claim
268217	22-Nov-2026	Single Cell Mining Claim	273554	11-Jul-2026	Single Cell Mining Claim	277533	20-Feb-2027	Single Cell Mining Claim
268218	22-Nov-2026	Single Cell Mining Claim	273555	11-Jul-2026	Single Cell Mining Claim	278093	15-Oct-2026	Single Cell Mining Claim
268219	22-Nov-2026	Single Cell Mining Claim	273556	04-May-2026	Boundary Cell Mining Claim	278142	16-May-2026	Single Cell Mining Claim
268220	03-Mar-2025	Single Cell Mining Claim	273574	04-Aug-2026	Single Cell Mining Claim	278171	27-Nov-2026	Single Cell Mining Claim
268221	22-Nov-2026	Single Cell Mining Claim	273575	08-May-2026	Boundary Cell Mining Claim	278173	22-Nov-2026	Single Cell Mining Claim
269226	27-Oct-2029	Single Cell Mining Claim	273576	04-Aug-2026	Single Cell Mining Claim	278174	03-Mar-2025	Single Cell Mining Claim
269556	19-Dec-2026	Single Cell Mining Claim	273622	02-Jun-2026	Single Cell Mining Claim	278201	30-Jun-2026	Single Cell Mining Claim
269637	06-May-2026	Single Cell Mining Claim	273671	02-Jun-2026	Single Cell Mining Claim	279029	11-Jan-2027	Single Cell Mining Claim
269638	27-Nov-2026	Single Cell Mining Claim	273672	02-Jun-2026	Single Cell Mining Claim	279040	22-Nov-2026	Single Cell Mining Claim
269648	26-Oct-2026	Single Cell Mining Claim	273673	02-Jun-2026	Single Cell Mining Claim	279549	22-Nov-2026	Single Cell Mining Claim
270177	21-Jun-2026	Single Cell Mining Claim	273674	11-Jul-2026	Boundary Cell Mining Claim	279552	26-Jan-2027	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	231

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
279658	16-May-2026	Boundary Cell Mining Claim	284411	04-May-2026	Single Cell Mining Claim	292439	11-Jul-2026	Single Cell Mining Claim
279679	27-Nov-2026	Single Cell Mining Claim	284970	13-Feb-2027	Single Cell Mining Claim	292440	11-Jul-2026	Single Cell Mining Claim
279682	03-Mar-2025	Single Cell Mining Claim	285018	26-Oct-2026	Single Cell Mining Claim	292441	04-May-2026	Boundary Cell Mining Claim
280268	22-Nov-2026	Single Cell Mining Claim	285638	02-Jun-2026	Single Cell Mining Claim	292442	11-Jul-2026	Single Cell Mining Claim
280269	15-May-2026	Single Cell Mining Claim	285639	04-May-2026	Boundary Cell Mining Claim	292456	04-Aug-2026	Single Cell Mining Claim
280270	06-May-2026	Single Cell Mining Claim	285662	08-May-2026	Single Cell Mining Claim	293061	02-Jun-2026	Single Cell Mining Claim
280893	15-Oct-2026	Single Cell Mining Claim	285689	11-Jan-2027	Single Cell Mining Claim	293062	02-Jun-2026	Single Cell Mining Claim
281017	15-Oct-2026	Single Cell Mining Claim	285713	02-Jun-2026	Single Cell Mining Claim	293063	11-Jul-2026	Boundary Cell Mining Claim
281019	15-Oct-2026	Single Cell Mining Claim	285714	02-Jun-2026	Boundary Cell Mining Claim	293140	02-Jun-2026	Boundary Cell Mining Claim
281565	27-Nov-2026	Single Cell Mining Claim	285763	02-Jun-2026	Single Cell Mining Claim	293143	11-Jul-2026	Single Cell Mining Claim
281645	19-Dec-2026	Single Cell Mining Claim	286030	26-Jan-2027	Single Cell Mining Claim	293725	25-May-2026	Single Cell Mining Claim
281646	22-Nov-2026	Single Cell Mining Claim	286348	25-May-2026	Single Cell Mining Claim	293738	25-May-2026	Single Cell Mining Claim
281647	22-Nov-2026	Single Cell Mining Claim	286365	02-Dec-2026	Single Cell Mining Claim	294051	26-Jan-2027	Single Cell Mining Claim
282246	06-May-2026	Single Cell Mining Claim	286409	25-May-2026	Single Cell Mining Claim	294224	02-Dec-2026	Single Cell Mining Claim
282247	27-Nov-2026	Single Cell Mining Claim	286903	02-Dec-2026	Single Cell Mining Claim	294288	03-Mar-2025	Single Cell Mining Claim
282248	15-Oct-2026	Single Cell Mining Claim	287087	25-May-2026	Single Cell Mining Claim	294396	11-Jul-2026	Single Cell Mining Claim
282249	15-Oct-2026	Single Cell Mining Claim	287549	03-Mar-2025	Single Cell Mining Claim	294434	02-Jun-2026	Single Cell Mining Claim
282255	26-Oct-2026	Single Cell Mining Claim	287550	03-Mar-2025	Single Cell Mining Claim	294435	02-Jun-2026	Single Cell Mining Claim
282256	26-Oct-2026	Single Cell Mining Claim	288151	01-Mar-2025	Single Cell Mining Claim	294501	02-Jun-2026	Single Cell Mining Claim
282257	26-Oct-2026	Single Cell Mining Claim	288873	03-Mar-2025	Single Cell Mining Claim	294896	01-Mar-2025	Single Cell Mining Claim
282272	21-Jun-2026	Single Cell Mining Claim	289621	15-Oct-2026	Single Cell Mining Claim	294897	01-Mar-2025	Single Cell Mining Claim
282273	21-Jun-2026	Single Cell Mining Claim	289632	26-Oct-2026	Boundary Cell Mining Claim	295630	03-Mar-2025	Single Cell Mining Claim
282274	21-Jun-2026	Single Cell Mining Claim	289633	26-Oct-2026	Single Cell Mining Claim	296316	16-Jul-2026	Single Cell Mining Claim
282276	26-Oct-2026	Single Cell Mining Claim	289634	26-Oct-2026	Single Cell Mining Claim	296857	11-Jan-2027	Single Cell Mining Claim
282386	22-Nov-2026	Single Cell Mining Claim	289635	26-Oct-2026	Single Cell Mining Claim	296866	26-Jan-2027	Single Cell Mining Claim
282387	22-Nov-2026	Single Cell Mining Claim	289658	21-Jun-2026	Single Cell Mining Claim	296873	20-Feb-2027	Single Cell Mining Claim
282920	26-Oct-2026	Single Cell Mining Claim	290297	26-Oct-2026	Single Cell Mining Claim	296979	27-Nov-2026	Single Cell Mining Claim
282921	26-Oct-2026	Single Cell Mining Claim	290298	26-Oct-2026	Single Cell Mining Claim	296982	22-Nov-2026	Single Cell Mining Claim
282922	26-Oct-2026	Single Cell Mining Claim	290300	26-Oct-2026	Single Cell Mining Claim	296983	03-Mar-2025	Single Cell Mining Claim
282940	26-Jan-2027	Single Cell Mining Claim	290325	13-Feb-2027	Single Cell Mining Claim	296992	25-Sep-2026	Single Cell Mining Claim
282949	22-Nov-2026	Single Cell Mining Claim	290446	13-Mar-2025	Single Cell Mining Claim	296996	19-Apr-2026	Single Cell Mining Claim
282955	26-Oct-2026	Single Cell Mining Claim	290980	13-Feb-2027	Single Cell Mining Claim	297524	28-Jan-2027	Single Cell Mining Claim
283586	17-May-2026	Single Cell Mining Claim	291018	26-Oct-2026	Single Cell Mining Claim	297585	22-Nov-2026	Single Cell Mining Claim
283587	13-Feb-2027	Single Cell Mining Claim	291075	26-Oct-2026	Single Cell Mining Claim	298203	15-Oct-2026	Single Cell Mining Claim
283635	13-Mar-2025	Single Cell Mining Claim	291076	26-Oct-2026	Single Cell Mining Claim	298224	15-Oct-2026	Single Cell Mining Claim
283694	26-Oct-2026	Single Cell Mining Claim	291689	26-Jun-2026	Single Cell Mining Claim	298930	19-Dec-2026	Single Cell Mining Claim
283695	26-Oct-2026	Single Cell Mining Claim	292359	21-Jun-2026	Single Cell Mining Claim	298931	22-Nov-2026	Single Cell Mining Claim
284268	17-May-2026	Single Cell Mining Claim	292360	13-Feb-2027	Single Cell Mining Claim	299839	27-Oct-2029	Single Cell Mining Claim
284376	22-Nov-2026	Single Cell Mining Claim	292435	02-Jun-2026	Single Cell Mining Claim	306216	26-Jan-2027	Single Cell Mining Claim
284377	22-Nov-2026	Single Cell Mining Claim	292436	02-Jun-2026	Boundary Cell Mining Claim	310722	02-Dec-2026	Single Cell Mining Claim
284378	26-Jan-2027	Single Cell Mining Claim	292438	11-Jul-2026	Single Cell Mining Claim	312710	16-May-2026	Boundary Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	232

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
312743	27-Nov-2026	Single Cell Mining Claim	323478	27-Oct-2026	Single Cell Mining Claim	329596	26-Oct-2026	Single Cell Mining Claim
312744	27-Nov-2026	Single Cell Mining Claim	323479	27-Oct-2026	Single Cell Mining Claim	329597	26-Oct-2026	Single Cell Mining Claim
312747	22-Nov-2026	Single Cell Mining Claim	323538	02-Dec-2026	Single Cell Mining Claim	330170	13-Feb-2027	Single Cell Mining Claim
312755	25-Sep-2026	Single Cell Mining Claim	323602	25-May-2026	Single Cell Mining Claim	330189	28-Jan-2027	Single Cell Mining Claim
312756	25-Sep-2026	Single Cell Mining Claim	323643	02-Jun-2026	Boundary Cell Mining Claim	330207	28-Jan-2027	Single Cell Mining Claim
312759	19-Apr-2026	Single Cell Mining Claim	323644	11-Jul-2026	Single Cell Mining Claim	330208	26-Oct-2026	Single Cell Mining Claim
312775	30-Jun-2026	Single Cell Mining Claim	326138	22-Nov-2026	Single Cell Mining Claim	330217	28-Jan-2027	Boundary Cell Mining Claim
313383	03-Mar-2025	Single Cell Mining Claim	326139	22-Nov-2026	Single Cell Mining Claim	330231	13-Feb-2027	Single Cell Mining Claim
314076	26-Jun-2026	Single Cell Mining Claim	326142	26-Jan-2027	Single Cell Mining Claim	330833	26-Oct-2026	Single Cell Mining Claim
314077	26-Jun-2026	Single Cell Mining Claim	326764	27-Nov-2026	Single Cell Mining Claim	330834	26-Oct-2026	Single Cell Mining Claim
314078	01-Mar-2025	Single Cell Mining Claim	326767	22-Nov-2026	Single Cell Mining Claim	330940	28-Jan-2027	Boundary Cell Mining Claim
314099	13-Jun-2026	Single Cell Mining Claim	326768	22-Nov-2026	Single Cell Mining Claim	335401	04-Aug-2026	Boundary Cell Mining Claim
314100	26-Jan-2027	Single Cell Mining Claim	326783	25-Sep-2026	Single Cell Mining Claim	335421	11-Jul-2026	Single Cell Mining Claim
314101	26-Jan-2027	Single Cell Mining Claim	326808	28-Jan-2027	Single Cell Mining Claim	335422	11-Jul-2026	Single Cell Mining Claim
314106	01-Mar-2025	Single Cell Mining Claim	326809	30-Jun-2026	Single Cell Mining Claim	335448	02-Jun-2026	Single Cell Mining Claim
314657	19-Dec-2026	Single Cell Mining Claim	326881	22-Nov-2026	Single Cell Mining Claim	335449	02-Jun-2026	Boundary Cell Mining Claim
314674	19-Dec-2026	Single Cell Mining Claim	326883	06-May-2026	Single Cell Mining Claim	335469	02-Jun-2026	Single Cell Mining Claim
314675	02-Dec-2026	Single Cell Mining Claim	327520	15-Oct-2026	Single Cell Mining Claim	335470	02-Jun-2026	Boundary Cell Mining Claim
314676	22-Nov-2026	Single Cell Mining Claim	328213	22-Nov-2026	Single Cell Mining Claim	335471	11-Jul-2026	Single Cell Mining Claim
314677	22-Nov-2026	Single Cell Mining Claim	328221	26-Jun-2026	Single Cell Mining Claim	335763	02-Dec-2026	Single Cell Mining Claim
314682	06-May-2026	Single Cell Mining Claim	328822	04-May-2026	Single Cell Mining Claim	335764	02-Dec-2026	Single Cell Mining Claim
314683	06-May-2026	Single Cell Mining Claim	328831	26-Oct-2026	Single Cell Mining Claim	337117	28-Jan-2027	Single Cell Mining Claim
314797	15-Oct-2026	Single Cell Mining Claim	328856	21-Jun-2026	Single Cell Mining Claim	337118	28-Jan-2027	Single Cell Mining Claim
314798	15-Oct-2026	Single Cell Mining Claim	328857	21-Jun-2026	Single Cell Mining Claim	339966	03-Mar-2025	Single Cell Mining Claim
314799	15-Oct-2026	Single Cell Mining Claim	328860	26-Oct-2026	Single Cell Mining Claim	340573	19-Dec-2026	Single Cell Mining Claim
320899	26-Jan-2027	Single Cell Mining Claim	328861	26-Oct-2026	Single Cell Mining Claim	340574	22-Nov-2026	Single Cell Mining Claim
320908	22-Nov-2026	Single Cell Mining Claim	328862	26-Oct-2026	Single Cell Mining Claim	340688	27-Nov-2026	Single Cell Mining Claim
320943	04-May-2026	Single Cell Mining Claim	329433	28-Jan-2027	Single Cell Mining Claim	341220	21-Jun-2026	Single Cell Mining Claim
321009	13-Feb-2027	Single Cell Mining Claim	329434	15-May-2026	Single Cell Mining Claim	341221	21-Jun-2026	Single Cell Mining Claim
321680	11-Jul-2026	Single Cell Mining Claim	329514	26-Oct-2026	Single Cell Mining Claim	341224	26-Oct-2026	Single Cell Mining Claim
321704	08-May-2026	Single Cell Mining Claim	329519	26-Oct-2026	Boundary Cell Mining Claim	341325	22-Nov-2026	Single Cell Mining Claim
322254	02-Jun-2026	Single Cell Mining Claim	329520	02-Dec-2026	Single Cell Mining Claim	341350	26-Oct-2026	Single Cell Mining Claim
322255	02-Jun-2026	Single Cell Mining Claim	329521	02-Dec-2026	Single Cell Mining Claim	341351	26-Oct-2026	Single Cell Mining Claim
322256	02-Jun-2026	Single Cell Mining Claim	329522	02-Dec-2026	Single Cell Mining Claim	341354	02-Dec-2026	Single Cell Mining Claim
322309	08-May-2026	Single Cell Mining Claim	329538	26-Oct-2026	Single Cell Mining Claim	341355	02-Dec-2026	Single Cell Mining Claim
322310	11-Jul-2026	Single Cell Mining Claim	329540	26-Oct-2026	Single Cell Mining Claim	341356	02-Dec-2026	Single Cell Mining Claim
322396	04-May-2026	Boundary Cell Mining Claim	329563	13-Feb-2027	Boundary Cell Mining Claim	341888	26-Oct-2026	Single Cell Mining Claim
322915	02-Dec-2026	Single Cell Mining Claim	329574	13-Feb-2027	Boundary Cell Mining Claim	341909	13-Feb-2027	Single Cell Mining Claim
322973	25-May-2026	Single Cell Mining Claim	329575	13-Feb-2027	Single Cell Mining Claim	341910	13-Feb-2027	Single Cell Mining Claim
322974	25-May-2026	Single Cell Mining Claim	329576	13-Feb-2027	Single Cell Mining Claim	341911	26-Oct-2026	Single Cell Mining Claim
323074	04-Aug-2026	Boundary Cell Mining Claim	329595	26-Oct-2026	Boundary Cell Mining Claim	341932	26-Oct-2026	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	233

Technical Report Rainy River Mine

Tenure ID	Anniversary Date	Tenure Type	Tenure ID	Anniversary Date	Tenure Type
342008	13-Feb-2027	Single Cell Mining Claim	538578	08-Jan-2027	Single Cell Mining Claim
342571	28-Jan-2027	Single Cell Mining Claim	538579	08-Jan-2027	Single Cell Mining Claim
342572	28-Jan-2027	Boundary Cell Mining Claim	538580	08-Jan-2027	Single Cell Mining Claim
342573	28-Jan-2027	Boundary Cell Mining Claim	538581	08-Jan-2027	Single Cell Mining Claim
342583	13-Feb-2027	Single Cell Mining Claim	538582	08-Jan-2027	Single Cell Mining Claim
342630	26-Oct-2026	Single Cell Mining Claim	538583	08-Jan-2027	Single Cell Mining Claim
342631	26-Oct-2026	Single Cell Mining Claim	538584	08-Jan-2027	Single Cell Mining Claim
343290	27-Nov-2026	Single Cell Mining Claim	538585	08-Jan-2027	Single Cell Mining Claim
343305	26-Jan-2027	Single Cell Mining Claim	538586	08-Jan-2027	Single Cell Mining Claim
343919	13-Feb-2027	Single Cell Mining Claim	538587	08-Jan-2027	Single Cell Mining Claim
343974	13-Feb-2027	Boundary Cell Mining Claim	538588	08-Jan-2027	Single Cell Mining Claim
344057	11-Jul-2026	Single Cell Mining Claim	538589	08-Jan-2027	Single Cell Mining Claim
344058	02-Jun-2026	Single Cell Mining Claim	538590	08-Jan-2027	Single Cell Mining Claim
344059	02-Jun-2026	Single Cell Mining Claim	538591	08-Jan-2027	Single Cell Mining Claim
344060	04-May-2026	Single Cell Mining Claim	538592	08-Jan-2027	Single Cell Mining Claim
344061	04-May-2026	Single Cell Mining Claim	538593	08-Jan-2027	Single Cell Mining Claim
344062	04-May-2026	Single Cell Mining Claim	538594	08-Jan-2027	Single Cell Mining Claim
344589	08-May-2026	Single Cell Mining Claim	539565	26-Oct-2026	Single Cell Mining Claim
344590	08-May-2026	Boundary Cell Mining Claim	612706	14-Sep-2026	Single Cell Mining Claim
344591	02-Jun-2026	Boundary Cell Mining Claim
344639	02-Jun-2026	Single Cell Mining Claim
344640	02-Jun-2026	Boundary Cell Mining Claim
344689	02-Jun-2026	Single Cell Mining Claim
344690	02-Jun-2026	Single Cell Mining Claim
344935	26-Jan-2027	Single Cell Mining Claim
345265	11-Jul-2026	Single Cell Mining Claim
345266	11-Jul-2026	Single Cell Mining Claim
345286	04-May-2026	Single Cell Mining Claim
345287	04-May-2026	Single Cell Mining Claim
345288	04-May-2026	Single Cell Mining Claim
345289	25-May-2026	Single Cell Mining Claim
345302	02-Dec-2026	Single Cell Mining Claim
345303	02-Dec-2026	Single Cell Mining Claim
345304	02-Dec-2026	Single Cell Mining Claim
345341	25-May-2026	Single Cell Mining Claim
345358	25-May-2026	Single Cell Mining Claim
345359	25-May-2026	Single Cell Mining Claim
535472	28-Nov-2026	Multi-cell Mining Claim
535473	28-Nov-2026	Single Cell Mining Claim
538576	08-Jan-2027	Single Cell Mining Claim
538577	08-Jan-2027	Single Cell Mining Claim

Appendix A – Unpatented Claims Signature Date: February 10, 2025	234